Registration No. 333-189428

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

To

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Iroko Pharmaceuticals Inc.

(Exact name of registrant as specified in its charter)

British Virgin Islands	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Iroko Pharmaceuticals Inc.

One Kew Place, 150 Rouse Boulevard, Philadelphia, PA 19112

(267) 546-3003

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Moji James

General Counsel

Iroko Pharmaceuticals Inc.

One Kew Place, 150 Rouse Boulevard, Philadelphia, PA 19112

(267) 546-3003

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carmelo M. Gordian Ted A. Gilman Andrews Kurth LLP 111 Congress, Suite 1700 Austin, TX 78701 (512) 320-9200	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE
Ordinary shares, par value $0.01	$128,750,000	$17,562

(1)

Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JULY 18, 2013

Preliminary Prospectus

6,500,000 Shares

Iroko Pharmaceuticals Inc. is offering 6,500,000 ordinary shares. This is our initial public offering and no public market currently exists for our shares. We expect that the initial public offering price will be between $14.00 and $17.00 per share.

We have applied to list our ordinary shares on the NASDAQ Global Select Market under the symbol “IRKO”.

Cordial Investments Inc., our controlling shareholder, has indicated an interest in purchasing up to $5.0 million in ordinary shares in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to such shareholder and such shareholder could determine to purchase more, less or no shares in this offering.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 15 to read about risks you should consider before buying your ordinary shares.

$         Per Ordinary Share

	PER SHARE	TOTAL
Price to the public	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See the section of this prospectus entitled “Underwriting.”

To the extent that the underwriters sell more than 6,500,000 ordinary shares, the underwriters have a 30-day option to purchase up to an additional 975,000 ordinary shares from us on the same terms as set forth above. See the section of this prospectus entitled “Underwriting.”

The Securities and Exchange Commission and state securities commissions have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on                     , 2013.

Jefferies		William Blair
Canaccord Genuity

Oppenheimer & Co.

The date of this prospectus is                     , 2013

We have not authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                 , 2013 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

ii

IMPORTANT INTRODUCTORY INFORMATION

As described under “Corporate Formation and Reorganization,” we have effected a number of transactions, which we refer to as the Reorganization Transactions, which resulted in our issuance of convertible preference shares and the redesignation of any ordinary shares we previously issued into class 1 ordinary shares. See “Corporate Formation and Reorganization” for a complete description of the Reorganization Transactions. The conversion ratio of our convertible preference shares and class 1 ordinary shares issued in connection with the Reorganization Transactions into ordinary shares is dependent on the actual per-share initial public offering price in this offering and the timing of the offering. Accordingly, the number of our ordinary shares that will be outstanding as of the consummation of this offering cannot be determined at this time. Where information in this prospectus gives effect to the Reorganization Transactions, such information is presented assuming an initial public offering price of $15.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, and a closing date of July 31, 2013. For an analysis of how such information would change if the initial public offering price is not equal to the midpoint of the price range, see “Pricing Sensitivity Analysis.”

In addition, our ordinary shares were recently redesignated as class 1 ordinary shares solely to effect a restructuring of our share capital in connection with this offering, which we refer to as the Restructuring. As part of the Restructuring, prior to the consummation of this offering, all class 1 ordinary shares will be converted into approximately 0.8359 ordinary shares (assuming (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus and (ii) a closing date of July 31, 2013) and, at such time, all class 1 ordinary shares will cease to be outstanding. All historical references to ordinary shares in the financial statements contained in this prospectus are therefore technically references to class 1 ordinary shares, but have not been so reflected given the expected short duration of such designation. See “Corporate Formation and Reorganization” for further information regarding the Restructuring.

Unless the context otherwise requires, references in this prospectus to “Iroko,” “we,” “our,” “us,” and the “company” refer to Iroko Pharmaceuticals Inc. together with its subsidiaries and, in the case of historical information, its predecessor entities. References in this prospectus to “iCeutica” refer to iCeutica Holdings Inc. and its subsidiaries. iCeutica is a company that is also controlled by our parent company.

iii

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus and is a brief overview of the key aspects of the offering. Because this is only a summary, it does not contain all of the information that may be important to you. Before investing in our ordinary shares, you should read this entire prospectus, including the information set forth under the headings “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and related notes thereto. Some of the statements in this prospectus constitute forward-looking statements. Please read “Special Note Regarding Forward-Looking Statements” for more information.

Overview

We are a global, specialty pharmaceutical company focused on the development and commercialization of novel nonsteroidal anti-inflammatory drug, or NSAID, therapeutics for patients with mild to moderate acute and chronic pain. Our pipeline includes six submicron NSAID product candidates, two of which have been submitted to the U.S. Food and Drug Administration or FDA for marketing approval. We use the iCeutica proprietary SoluMatrix™ technology platform, which we have exclusively licensed, or have the option to exclusively license, for all NSAIDs, to create submicron, lower dose formulations of established NSAIDs. NSAIDs are one of the largest classes of pain-relieving medications and have been a mainstay of treatment for a variety of pain related conditions notwithstanding their potential adverse side effects. The proprietary technology platform we use has been shown, at a statistically significant level in clinical studies, to fundamentally change the absorption profile of our late-stage NSAID product candidates so that they are quickly dissolved and absorbed to allow for rapid onset of pain relief at lower doses and lower systemic exposures, as measured by plasma levels of a drug over time, than the comparable commercially available NSAID, which are diclofenac, indomethacin, and naproxen. We are applying this proprietary technology platform to additional NSAID molecules in preclinical development and expect to experience similar results. We believe that our product candidates offer promising, efficacious pain treatment options for patients with the potential for an improved safety profile.

The NSAID market is one of the largest therapeutic classes in the United States with approximately 106 million prescriptions written representing approximately 7 billion units in 2011. While NSAIDs are generally considered to be safe and effective, they have also been associated with dose-related serious, adverse events in some patients, including gastrointestinal, renal and cardiovascular events. The recognized correlation between systemic exposure to NSAIDs and these adverse events led the U.S. Food and Drug Administration, or FDA, to issue its 2005 public health advisory recommending that NSAIDs should be used at their lowest effective dose for the shortest duration of time. We believe that our lower dose submicron NSAIDs address the FDA’s 2005 public health advisory by offering lower overall systemic exposure and thereby potentially reducing the occurrence of adverse events.

Our late-stage product candidates are submicron diclofenac (Zorvolex™), submicron indomethacin (Tiforbex™), submicron meloxicam and submicron naproxen and are being developed for both acute pain (Zorvolex™, Tiforbex™) and osteoarthritis pain (Zorvolex™, submicron meloxicam, submicron naproxen) indications in adult patients. We have completed Phase 3 clinical trials for Zorvolex™ and Tiforbex™ for acute pain in adult patients. We received an Agreement Letter for our Special Protocol Assessment, or SPA, from the FDA for Zorvolex™ and in December 2012 submitted a new drug application, or NDA, with the FDA for the treatment of acute pain in adult patients, which was accepted for filing in February 2013. We also intend to submit a supplemental NDA, or sNDA, with the FDA for Zorvolex™ for treatment of osteoarthritis pain in adult patients in late 2013. We submitted an NDA with the FDA for Tiforbex™ for the treatment of acute pain in adult patients in April 2013, which was accepted for filing in July 2013. Phase 3 clinical trials commenced for the treatment of osteoarthritis pain in adult patients for submicron meloxicam in March 2013 and are planned to begin for submicron naproxen in 2014. The two product candidates in preclinical development are submicron celecoxib and submicron ibuprofen. We intend to continue advancing these and potentially other product candidates as we build our pipeline.

In addition to our submicron NSAID product pipeline, our two approved products, Indocin® (indomethacin) and Aldomet® (methyldopa), are marketed in 48 countries. The approved indications for Indocin® (indomethacin) include moderate to severe rheumatoid arthritis, including acute flares of chronic disease, moderate to severe ankylosing spondylitis, moderate to severe osteoarthritis, acute painful shoulder (bursitis and/or tendinitis) and acute gouty arthritis. The approved indication for Aldomet® (methyldopa) includes the treatment of hypertension. These products generated approximately $20.0 million in net sales globally in 2012, including $13.3 million in sales by our licensee, Aspen Pharmacare Holdings Limited and its subsidiaries, or Aspen. We sell these products in the U.S. and seven European countries (Austria, Belgium, France, Italy, Portugal, Spain and Switzerland), which generated $6.7 million of net sales in 2012. In addition, we received $3.2 million in royalties from rest of world net sales generated by Aspen in 2012. The operations and capabilities established to support these products have demonstrated our ability to manage the manufacture, distribution and sale of drug therapeutic products globally.

NSAID Market Background

The NSAID market is one of the largest therapeutic classes in the U.S. with approximately 106 million prescriptions written representing approximately 7 billion units in 2011. The prescribing of NSAIDs has increased by approximately 12% from 2007 to 2011 primarily driven by an aging population, improvements in recognition and treatment of pain and increasing concerns with the use of other alternatives such as acetaminophen and opioids, including hydrocodone-NSAID combinations, oxycodone-NSAID combinations, hydrocodone-acetaminophen combinations and oxycodone-acetaminophen combinations. This market is largely composed of off-patent products. The largest remaining on-patent branded NSAID, Celebrex® (celecoxib), generated approximately 10 million prescriptions, resulting in U.S. sales of approximately $1.9 billion in 2011. If all 106 million NSAID prescriptions were sold at pricing levels comparable to Celebrex®, we believe that the aggregate U.S. NSAID market value would be approximately $20 billion annually.

NSAIDs are used to treat a variety of painful conditions including acute pain, back pain, gout, osteoarthritis, rheumatoid arthritis and ankylosing spondylitis. NSAIDs provide relief from symptoms of many of these conditions including pain and inflammation. While NSAIDs are generally considered to be safe and effective, they have also been associated with serious adverse events in some patients. These serious adverse events include gastrointestinal events such as bleeding and ulcers, cardiovascular events such as acute myocardial infarctions, or heart attacks, strokes and renal events. The serious gastrointestinal complications alone account for an estimated 3,200 to 16,000 deaths and 32,000 to 103,000 hospitalizations per year in the U.S.  Multiple studies have indicated a correlation between systemic exposure to NSAIDs and these adverse events. As a result, in 2005 the FDA issued a public health advisory titled “Important Changes and Additional Warnings for COX-2 Selective and Non-Selective Non-Steroidal Anti-Inflammatory Drugs (NSAIDs)”. In this advisory the FDA requires manufacturers of all marketed prescription NSAIDs to revise the labeling (package insert) for their products to include a boxed warning (commonly referred to as a “black box” warning) and a medication guide. The boxed warning highlights the potential for increased risk of cardiovascular events with these drugs and the documented, serious, and potentially life-threatening adverse health effects associated with their use. The FDA requires companies to provide a medication guide which informs patients of the need to discuss with their doctor the risks and benefits of using NSAIDs and the importance of using the lowest effective dose for the shortest duration possible if treatment with an NSAID is warranted for an individual. Health Canada also issued a guidance document to aid in the revision of the content of the NSAID Product Monograph and associated labeling materials by the pharmaceutical industry. This guidance indicated that the use of NSAID products “should be limited to the lowest effective dose for the shortest possible duration of treatment in order to minimize the potential risk for cardiovascular or gastrointestinal adverse events.” Additionally, the European Medicines Agency, or EMA, and other regulatory bodies and medical societies similarly have recommended that NSAIDs should be used at their lowest effective dose for the shortest duration of time.

Our Strategy

We use the proprietary SoluMatrix™ technology platform to create a suite of submicron, lower dose formulations of known NSAIDs. The proprietary technology platform we use has been shown to fundamentally change the absorption profile of our late-stage NSAID product candidates so that they are quickly dissolved and absorbed to allow for rapid onset of pain relief at lower doses and lower systemic exposures than comparable commercially available NSAIDs. With improved dissolution, formulations using this technology may offer meaningful benefits: reduction of the amount of drug required to achieve, speed up or improve consistency of, the drug’s therapeutic effect. We are applying this proprietary technology platform to additional NSAID molecules in preclinical development and expect to experience similar results. We believe that our product candidates offer potentially promising, efficacious pain treatment options for patients with the potential for an improved safety profile.

The key elements of our strategy are to:

■	build a leading pain treatment company focused on our branded submicron NSAID franchise;

■	build marketing and sales capabilities in the U.S.;

■	maximize the value of our submicron NSAID franchise by launching in selected markets outside the U.S.; and

■	maximize the value of our currently marketed products.

Our Product Candidates

Our product candidates address a critical need for new NSAIDs that provide efficacious pain relief while potentially reducing the risk of serious gastrointestinal, cardiovascular and renal events. They address FDA, EMA and other regulatory bodies’ and medical societies’ recommendations that NSAIDs should be used at their lowest effective dose for the shortest duration of time. The availability of these product candidates will provide physicians and patients with alternatives to currently available NSAIDs and other analgesic products, including, in some cases, opioid and acetaminophen products. The following table highlights the current stage of clinical development for each of our product candidates.

SoluMatrix™ Technology Platform

The proprietary SoluMatrix™ technology platform uses a dry milling process to reduce the drug particle size in our submicron NSAIDs by at least ten times compared to the particle size in the pre-milled NSAID. The smaller particle size results in increased surface area relative to mass, which increases the dissolution and absorption rates without changing the chemical structures of the drug molecules themselves. Because of this altered absorption profile, our late-stage NSAID product candidates dissolve and are absorbed at a rate that allows for the rapid onset of pain relief at lower doses and lower systemic exposures than comparable commercially available NSAIDs. This technology has been licensed to us by iCeutica for exclusive use in the NSAID market.

Late-Stage Pipeline

PRODUCT CANDIDATE	TARGET INDICATION	DEVELOPMENT STATUS	COMMERCIAL RIGHTS
Zorvolex™	Acute pain	NDA submitted December 2012; accepted for filing February 2013	Worldwide
Zorvolex™	Osteoarthritis pain	Phase 3 complete	Worldwide
Tiforbex™	Acute pain	NDA submitted April 2013; accepted for filing July 2013	Worldwide
Submicron meloxicam	Osteoarthritis pain	Phase 1 and Phase 3 ongoing (1)	Worldwide
Submicron naproxen	Osteoarthritis pain	Phase 2 complete (2)	Worldwide

(1)

We have begun, and are enrolling patients for, two Phase 3 clinical trials for submicron meloxicam. In addition, we have completed two Phase 1 clinical trials for submicron meloxicam and have commenced a third Phase 1 clinical trial, which is proceeding concurrently with the Phase 3 clinical trials.

(2)	Phase 2 clinical trials have been completed for submicron naproxen. We are planning Phase 3 clinical trials with a potential start date in 2014.

Zorvolex™ is a novel formulation of diclofenac developed using the proprietary SoluMatrixTM technology platform and is being developed for the treatment of acute pain of mild to moderate severity in adult patients. Products containing diclofenac salts have been approved in the U.S. since 1988 and are indicated for a range of conditions, including primary dysmenorrhea, the treatment of mild to moderate pain, and for the relief of the signs and symptoms of osteoarthritis and rheumatoid arthritis. We have completed a Phase 3 trial for the treatment of acute pain. We have an SPA in place and in December 2012 submitted an NDA with the FDA for this initial product candidate for acute pain, which was accepted for filing in February 2013. We believe we have followed all procedures and met all endpoints described in this SPA. We have completed the efficacy component of our Phase 3 trial program for osteoarthritis pain, have completed the open label safety study component and intend to file an sNDA with the FDA in late 2013.

Tiforbex™ is a novel formulation of indomethacin using the proprietary SoluMatrix™ technology platform and is being developed for the treatment of acute pain of mild to moderate severity in adult patients. Products containing indomethacin have been licensed in the U.S. since 1965 and are indicated for the treatment of moderate to severe rheumatoid arthritis, including acute flares of chronic disease, moderate to severe ankylosing spondylitis, moderate to severe osteoarthritis, acute painful shoulder (bursitis and/or tendinitis) and acute gouty arthritis. We have completed two Phase 3 clinical trials for the treatment of acute pain in adult patients. We have submitted an NDA for this product candidate for acute pain with the FDA in April 2013, which was accepted for filing in July 2013.

Submicron meloxicam is a novel formulation of meloxicam using the proprietary SoluMatrix™ technology platform. Meloxicam is the active ingredient in Mobic® Tablets, a product sold by Boehringer Ingelheim Pharmaceuticals Inc.  Mobic® was approved in the U.S. in 2000 and is indicated for the relief of the signs and symptoms of osteoarthritis, rheumatoid arthritis and pauciarticular or polyarticular juvenile rheumatoid arthritis in patients two years of age and older. We are developing submicron meloxicam for the treatment of osteoarthritis pain in adult patients. We commenced Phase 3 clinical trials for this product candidate for this indication in March 2013. We plan to submit an NDA with the FDA in late 2014.

Submicron naproxen is a novel formulation of naproxen using the proprietary SoluMatrix™ technology platform. Products containing naproxen have been available in the U.S. since 1976 and are indicated for the treatment of rheumatoid arthritis, osteoarthritis, ankylosing spondylitis, tendonitis, bursitis, acute gout, relief of mild to moderate acute pain and acute dysmenorrhea. We are developing submicron naproxen for the treatment of osteoarthritis pain in adult patients. We have completed Phase 2 clinical trials and plan to commence Phase 3 clinical trials for the treatment of osteoarthritis pain in adult patients in 2014.

Preclinical Pipeline

In addition to late-stage product candidates, we have submicron formulations of celecoxib and ibuprofen. We intend to continue advancing these and potentially other submicron NSAID product candidates that we have the right to exclusively license from iCeutica as we build our pipeline.

Our Marketing Strategy

Our marketing plan involves increasing awareness among physicians of the rationale and the FDA’s and other regulatory bodies’ and medical societies’ recommendations for the use of the lowest effective doses of NSAIDs. Our submicron NSAID products will be positioned as uniquely offering effective pain relief at lower doses and systemic exposures. Zorvolex™ will be positioned as the effective lower dose NSAID that can be used both for short and long periods of time. Tiforbex™ will be positioned as the effective lower dose NSAID best used for pain relief related with acute conditions and for shorter periods of time. We believe that co-positioning Zorvolex™ and Tiforbex™, in part a reflection of existing medical practice, will allow these products to gain share from the different NSAID market segments.

Our marketing strategies for the submicron NSAIDs are based on extensive marketing research studies conducted with over 2,400 physicians, predominantly primary care physicians and rheumatologists. Market research studies were conducted with over 1,500 physicians for Zorvolex™ alone. These market research studies were conducted over the last two and a half years beginning in the fall of 2010 and consisted of both qualitative and quantitative studies including conjoint studies, positioning, message testing and concept testing studies. The insights derived from these studies along with sophisticated analytics such as segmentation and core base statistical areas, or CBSA, mapping has shaped our focus on the appropriate targets of physicians matched to CBSAs where patients are likely to have relatively unrestricted managed care coverage and core product messages that will be compelling to those physicians. About $1.5 million has been spent over the past two and a half years for the primary market research studies to physicians and an additional $1.4 million has been spent on data and analytics.

The marketing strategy for our submicron NSAIDs has been developed to:

■	ensure physicians have top of mind awareness of the rationale and numerous recommendations to use the lowest effective dose of NSAIDs for the shortest period of time;

■	differentiate our submicron NSAIDs individually and as a portfolio from other NSAIDs;

■	effectively co-position our submicron NSAID products for optimal share penetration;

■	ensure formulary availability and optimize reimbursement of our submicron NSAID products; and

■	use sophisticated analytics for efficient segmentation, targeting and geographical allocation of resources.

Reimbursement Strategy

Our reimbursement strategy in the U.S. is to demonstrate the value proposition of our submicron NSAID products to managed care payors. Our payor targeting and strategies have been guided by extensive market intelligence studies and analytics. During the past two and a half years, qualitative and quantitative market research have been conducted with about 50 key managed care decision makers made of medical directors and pharmacy directors. An additional 14 managed care decision makers have provided guidance in advisory board settings. Detailed CBSA level analysis has been conducted indexing coverage by plan and co-pay levels allowing for prioritization of favorable areas. Also, detailed plan level analytics have been conducted for approximately 55 payor accounts, including managed care plans and pharmacy benefit managers, evaluating their formulary management strategies and the relative effectiveness of those strategies. Overall, approximately $500,000 has been spent over the past two and a half years towards the efforts to understand the payors’ perspectives that guide our payor strategies.

The value proposition is as follows:

■	provide effective pain relief at lower doses;

■	provide products that facilitate the use of NSAIDs in accordance with the recommendations provided by the FDA, EMA, other regulatory bodies and medical societies;

■	potentially reduce serious adverse events thereby improving the pharmacoeconomic advantage of using our submicron NSAID products; and

■	provide an alternative that could reduce the usage of opioids.

Suppliers/Manufacturing

Our supply chain is composed of a network of third-party providers. This network consists of suppliers of raw material, excipients, active pharmaceutical ingredients, or APIs, contract manufacture operations and packaging. We do not own or operate facilities for the manufacturing or packaging of any of our current products. We do not have any current plans to establish our own manufacturing or packaging operations for our products.

Risks Affecting Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects, that you should consider before making a decision to invest in our ordinary shares. These risks are discussed more fully in the “Risk Factors” section of this prospectus, beginning on page 14.

These risks include, but are not limited to, the following:

■	we expect to incur losses in the near term and may never achieve or sustain profitability;

■

we cannot be certain that Zorvolex™, Tiforbex™ or any of our other product candidates will receive regulatory approval, and without regulatory approval we will not be able to market our product candidates;

■	our products, if approved, may not be accepted in the marketplace;

■

we could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our product candidates and may be unable to maintain and protect our intellectual property assets, which could impair the advancement of our pipeline and commercial opportunities; and

■	all of our rights to patents and patent applications are exclusively licensed from iCeutica and we currently do not own or license any issued U.S. patents with respect to any of our proposed products.

Corporate Information

Iroko Pharmaceuticals, LLC, our primary operating company, was founded in 2007. Iroko Pharmaceuticals Inc. was incorporated on September 10, 2012, under the laws of the British Virgin Islands and is registered at the Registry of Corporate Affairs of the British Virgin Islands under the number 1732699, in connection with the transactions further described in “Corporate Formation and Reorganization” below and as a result controls Iroko Pharmaceuticals, LLC. Our principal executive office is located at One Kew Place, 150 Rouse Boulevard, Philadelphia, PA 19112, and our telephone number is (267) 546-3003. Our website address is http://www.iroko.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus.

The “Iroko” name, the “Indocin®” name, the “Aldomet®” name, the “Zorvolex™” name, the “Tiforbex™” name, and related images, logos and symbols appearing in this prospectus are registered trademarks of Iroko in the U.S. and/or foreign jurisdictions. The “SoluMatrix™” name is the property of iCeutica. Other marks appearing in this prospectus are the property of their respective owners.

SUMMARY OF THE OFFERING

Ordinary shares offered by us	6,500,000 shares.

Ordinary shares outstanding after this offering	31,753,549 shares (assuming no exercise of the underwriters’ over-allotment option).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 975,000 additional ordinary shares to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $90.4 million, assuming an initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), or approximately $104.5 million if the underwriters exercise in full their option to purchase additional shares. We intend to use the net proceeds of this offering for working capital, and other general corporate purposes, which may include financing growth (including payment of increased levels of expenditures), developing, commercializing and launching new products and funding capital expenditures, acquisitions and investments. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. See “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved up to 483,871 ordinary shares offered by this prospectus for sale, at the initial public offering price, to our directors, officers and other parties associated with us. Shares purchased by our directors, officers and other parties associated with us will be subject to the 180-day lock-up restriction described in the ‘‘Underwriting’’ section of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Proposed NASDAQ Global Select Market listing symbol (reserved)	“IRKO”

Risk factors	Investment in our ordinary shares involves substantial risks. You should read and consider this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included in this prospectus, before investing in our ordinary shares.

The number of ordinary shares outstanding after this offering is based on 25,253,549 ordinary shares outstanding as of March 31, 2013, which number assumes the automatic conversion of all of our outstanding convertible preference shares and class 1 ordinary shares into an aggregate of 24,160,358 ordinary shares, and the conversion of our convertible note into 967,742 ordinary shares, in each case assuming an initial public offering price of $15.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus), a closing date of July 31, 2013 and the completion of the Reorganization Transactions as described in the section of this prospectus titled “Corporate Formation and Reorganization.” The number of ordinary shares outstanding after this offering also includes 125,449 ordinary shares which we intend to grant as restricted shares to certain of our employees and other individuals associated with us prior to the consummation of the offering.

The number of ordinary shares outstanding after this offering excludes the following (each as of March 31, 2013 and at an assumed initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013):

■	804,875 ordinary shares issuable upon the exercise of options at a weighted-average exercise price of $1.90 per share; and

■

15,631 ordinary shares reserved for future issuance under our 2012 Share Option Plan, or the 2012 Plan. Prior to the consummation of this offering, we intend to grant options to purchase ordinary shares (which will have an exercise price equal to the price at which ordinary shares are sold in this offering) to certain of our employees for all of the remaining ordinary shares reserved for issuance under the 2012 Plan.

Except as otherwise noted, all information in this prospectus:

■	assumes no exercise of the underwriters’ over-allotment option to purchase additional shares;

■

gives effect to the assumed automatic conversion prior to the completion of this offering of all of our outstanding convertible preference shares and class 1 ordinary shares into an aggregate of                  ordinary shares;

■	assumes the conversion upon the completion of this offering of our convertible note into ordinary shares;

■	assumes the effectiveness of our Amended and Restated Memorandum and Articles of Association, which was filed on July 10, 2013; and

■	assumes an initial public offering price of $15.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for the periods indicated. The summary consolidated statements of operations data for the years ended December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the summary consolidated balance sheet data as of March 31, 2013 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and our interim period results are not necessarily indicative of the results for a full year. The summary consolidated financial data below should be read in conjunction with the information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes thereto, and other financial information included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2011	2012	2012	2013
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Net product sales	$7,443	$6,704	$1,652	$1,879
Royalty revenues	3,538	3,176	770	755

	10,981	9,880	2,422	2,634

Costs and expenses:
Cost of sales (excluding amortization of intangible assets)	6,054	3,187	812	747
Amortization of intangible assets	1,717	1,717	429	429
Selling, general and administrative	18,913	27,017	4,946	10,519
Research and development	18,299	33,884	10,112	4,786
Acquired in-process research and development	—	11,000	—	—
Related-party management fee	1,500	1,500	375	375
Change in fair value of contingent consideration	1,000	3,500	—	—

	47,483	81,805	16,674	16,856

Operating loss	(36,502)	(71,925)	(14,252)	(14,222)
Total other income (expense), net	1,697	(2,789)	58	(2,887)

Loss from continuing operations before income tax benefit	(34,805)	(74,714)	(14,194)	(17,109)
Income tax benefit	(1,079)	—	—	—

Loss from continuing operations	(33,726)	(74,714)	(14,194)	(17,109)
Income from discontinued operations, net of tax	1,877	—	—	—

Net loss	$(31,849)	$(74,714)	$(14,194)	$(17,109)

(Loss) earnings per ordinary share—basic and diluted:
Loss per ordinary share from continuing operations	$(33,726)	$(74,714)	$(14,194)	$(17,109)
Discontinued operations per ordinary share, net of tax	1,877	—	—	—

Net loss per ordinary share—basic and diluted	$(31,849)	$(74,714)	$(14,194)	$(17,109)

Weighted average basic and diluted ordinary shares outstanding	1,000	1,000	1,000	1,000

Unaudited pro forma net loss		$(72,056)		$(14,654)

Unaudited pro forma basic and diluted net loss per ordinary share		$(3.86)		$(0.66)

Unaudited pro forma weighted average basic and diluted ordinary shares outstanding		18,670,892		22,102,958

	AS OF MARCH 31, 2013
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (1)(2)
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,060	$36,060	$126,458
Related-party note receivable	4,500	—	—
Working capital	(68,088)	22,024	112,422
Total assets	79,371	99,871	190,269
Related-party line of credit	49,500	—	—
Related-party note payable	25,000	10,000	10,000
Total liabilities	100,922	31,310	31,310
Total shareholder’s equity (deficit)	(21,551)	68,561	158,959

(1)

Reflects (i) in April 2013, the conversion of $45.0 million in borrowings under our related-party line of credit and accrued interest of $4.9 million into 45,000,000 convertible preference shares, the conversion of $15.0 million of related-party promissory notes and accrued interest of $0.2 million into 15,000,000 convertible preference shares and the repayment of $4.5 million in borrowings under our related-party line of credit via an assignment of a $4.5 million note receivable due from iCeutica, (ii) the May 2013 issuance of 5,000,000 convertible preference shares for $5.0 million, (iii) the June 2013 issuance of 5,000,000 convertible preference shares for $5.0 million, (iv) the June 2013 issuance of a convertible note for $15.0 million, (v) the automatic conversion of all outstanding convertible preference shares and class 1 ordinary shares into an aggregate of 24,160,358 ordinary shares prior to the consummation of this offering and the conversion of our convertible note into 967,742 ordinary shares upon the consummation of this offering, and (vi) the issuance of 125,449 ordinary shares which we intend to grant as restricted shares to certain of our employees and other individuals associated with us prior to the consummation of the offering, in each case at an assumed initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013, in each case as if such events had occurred on March 31, 2013.

(2)

Further reflects (i) the effectiveness of our Amended and Restated Memorandum and Articles of Association which was filed on July 10, 2013, (ii) the issuance and sale by us of 6,500,000 ordinary shares in this offering at an assumed initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013 and (iii) the application of our estimated net proceeds from this offering as set forth under “Use of Proceeds,” after deducting the estimated underwriting discounts and estimated offering expenses payable by us, as if this offering had occurred on March 31, 2013.

CORPORATE FORMATION AND REORGANIZATION

Iroko Pharmaceuticals, LLC, a Delaware limited liability company and our primary operating company, was founded in 2007. On August 10, 2010, an investor group comprised of Vollin Holdings Limited, or Vollin, our controlling shareholder, and affiliates of Phoenix IP Ventures-III, LLC, or Phoenix IP Ventures, acquired Iroko Holdings LLC, a Delaware limited liability company, or Iroko Holdings, and the parent of Iroko Pharmaceuticals, LLC, through Iroko Intermediate Holdings, Inc., or Iroko Intermediate, a newly-formed Delaware corporation. Simultaneously with the acquisition of Iroko Holdings LLC, Iroko Holdings S.A. purchased 68,237,335 shares of common stock of Iroko Intermediate for aggregate proceeds of $68.2 million.

Subsequent to such acquisition, Iroko Holdings S.A. purchased 25,724,853 shares of common stock of Iroko Intermediate for aggregate proceeds to Iroko Intermediate of $25.7 million. In February 2012, Iroko Intermediate issued 98,393,500 shares of Series A preferred stock and 9,000,000 shares of common stock in exchange for all 93,962,188 shares of its common stock that were outstanding at that time. The terms of the Series A preferred stock provide that, upon a liquidation event, the holder of each share shall receive $1.00 per share plus a 20% annual compounding dividend from the date of purchase (which date of purchase was deemed to be date of the various original purchases of common stock). Subsequent to such exchange, Iroko Holdings S.A. purchased 14,000,000 shares of Series A preferred stock of Iroko Intermediate for $14.0 million.

In order to fund the company’s ongoing operations and development activities, during 2012 Vollin made loans to Iroko Pharmaceuticals, LLC totaling $49.5 million. Upon receipt of certain of these loans, Iroko Pharmaceuticals, LLC lent an aggregate of $4.5 million to iCeutica Inc., a subsidiary of Iroko Holdings S.A. at that time.

In September 2012, Iroko Pharmaceuticals Inc. was incorporated under the laws of the British Virgin Islands. In December 2012, Iroko Pharmaceuticals Inc. and iCeutica Holdings Inc. (which is also incorporated under the laws of the British Virgin Islands) each became wholly owned subsidiaries of Cordial Investments Inc., or Cordial, also incorporated under the laws of the British Virgin Islands. Vollin and affiliates of Phoenix IP Ventures own 100% of the outstanding voting interests of Cordial. Also in December 2012, all shares of Series A preferred stock and common stock of Iroko Intermediate held by Iroko Holdings S.A. were transferred to Iroko Pharmaceuticals Inc.

The chart below shows our corporate structure as of December 31, 2012:

In February 2013, Cordial entered into a promissory note with Iroko Pharmaceuticals Inc. whereby Iroko Pharmaceuticals Inc. could request that up to $30.0 million be lent to it by Cordial. In February 2013, Cordial lent Iroko Pharmaceuticals Inc. $5.0 million pursuant to such promissory note. In March 2013, Cordial lent Iroko Pharmaceuticals Inc. an additional $10.0 million pursuant to such promissory note. This promissory note was terminated on April 12, 2013 in connection with the consummation of the April Transactions.

On April 12, 2013, we consummated a series of transactions, or the April Transactions, which consolidated our capital structure. As part of the Reorganization Transactions, (i) the loans made by Vollin were repaid via an assignment of a related-party $4.5 million note receivable due from iCeutica and the issuance to Cordial of 45,000,000 of Iroko Pharmaceuticals Inc.’s convertible preference shares, which will convert into ordinary shares prior to the consummation of this offering and (ii) the loans made by Cordial were repaid via the issuance to Cordial of 15,000,000 of our convertible preference shares, which will convert into ordinary shares prior to the consummation of this offering. The convertible preference shares of Iroko Pharmaceuticals Inc. have substantially the same economic terms as the Series A preferred stock of Iroko Intermediate, and the date of purchase of the convertible preference shares issued in connection with the loan repayment was deemed to be the date of each respective loan.

Additionally, the April Transactions resulted in (i) the conversion of all 112,393,500 shares of Series A preferred stock of Iroko Intermediate into 112,393,501 convertible preference shares of Iroko Pharmaceuticals Inc., (ii) the conversion of all 9,000,000 shares of common stock of Iroko Intermediate held by Iroko Pharmaceuticals Inc. into 8,999,000 ordinary shares of Iroko Pharmaceuticals Inc. (which were subsequently converted into that number of class 1 ordinary shares), (iii) the conversion of the 18,375 shares of common stock of Iroko Intermediate into 18,375 ordinary shares of Iroko Pharmaceuticals Inc. (which were subsequently converted into that number of class 1 ordinary shares), (iv) the conversion of options to purchase 962,925 shares of common stock of Iroko Intermediate held by our officers, employees and consultants into options to purchase 962,925 ordinary shares of Iroko Pharmaceuticals Inc. (which were subsequently converted into that number of class 1 ordinary shares), and (v) the distribution to Cordial of an aggregate of 112,393,501 convertible preference shares and 9,000,000 ordinary shares of Iroko Pharmaceuticals Inc. (which were subsequently converted into that number of class 1 ordinary shares).

Upon the consummation of the April Transactions, Cordial owned 172,393,501 convertible preference shares and 9,000,000 ordinary shares of Iroko Pharmaceuticals Inc. (which were subsequently converted into that number of class 1 ordinary shares), which will constitute the only outstanding equity interests of Iroko Pharmaceuticals Inc. other than the 18,375 ordinary shares (which were subsequently converted into that number of class 1 ordinary shares) issued pursuant to our 2012 Share Option Plan, or the 2012 Plan, and the 981,625 options to purchase ordinary shares (which were subsequently converted into options to purchase that number of class 1 ordinary shares) issued pursuant to, or reserved under, the 2012 Plan or any successor plan adopted by Iroko Pharmaceuticals Inc. The convertible preference shares of Iroko Pharmaceuticals Inc. have a liquidation preference equal to the number of outstanding convertible preference shares plus a 20% annual compounding dividend.

On May 8, 2013, we issued Cordial an additional 5,000,000 convertible preference shares in exchange for $5.0 million. On June 3, 2013, we issued Cordial an additional 5,000,000 convertible preference shares in exchange for $5.0 million.

In May 2013, we entered into a revolving credit facility with Cordial under which Cordial agreed to lend us up to $40 million in one or more installments upon our request at an annual interest rate of 0.25%. We are required to repay all amounts borrowed on or before September 1, 2013.

On June 26, 2013, we issued a convertible note with a principal balance of up to $15.0 million to Cordial, which we refer to as the convertible note. Pursuant to the terms of the convertible note, Cordial funded $5.0 million on June 26, 2013 and funded an additional $10.0 million on July 8, 2013. The convertible note provides for interest to accrue on the principal balance of the convertible note that has been funded, at a rate of 0.23% percent per year. Pursuant to the terms of the convertible note, upon the consummation of this offering, the principal amount of the convertible note, plus any accrued but unpaid interest thereon, will convert into our ordinary shares at the per-share initial public offering price of ordinary shares in this offering. In the event that this offering is not consummated prior to September 30, 2013, the unpaid principal amount of the convertible note will convert into a number of convertible preference shares equal to the principal amount plus a 20% internal rate of return from the funding dates of the convertible note.

On July 10, 2013, we filed amendments to our constitutional documents with the Registry of Corporate Affairs of the British Virgin Islands, which will become effective upon their registration by the Registry of Corporate Affairs, to effect certain changes to our capital structure, which changes we refer to as the Restructuring. The effect of the Restructuring is to redesignate the previously outstanding ordinary shares as class 1 ordinary shares, and to provide that the class 1 ordinary shares and convertible preference shares will convert into an aggregate of 25,089,846 ordinary shares upon pricing of this offering. The conversion ratios of the convertible preference shares and class 1 ordinary shares will be based on our valuation as reflected by the price at which ordinary shares are sold pursuant to this offering, with the convertible preference shares being converted into the percentage of the 25,089,846 ordinary shares equal to the ratio of the liquidation preference of our convertible preference shares to our value based on the price at which ordinary shares are sold in this offering, and the class 1 ordinary shares converting into the remainder of the 25,089,846 ordinary shares. We refer to the April Transactions and the Restructuring together as the Reorganization Transactions. The table below shows the conversion ratios for each outstanding convertible preference share and class 1 ordinary share into ordinary shares based on an offering price of $14.00, $15.50, and $17.00 per share, the low-, mid-, and high-points of the price range indicated on the cover page of this prospectus, assuming a closing date for this offering of July 31, 2013.

	Ordinary Shares ($14.00)	Ordinary Shares ($15.50)	Ordinary Shares ($17.00)
Convertible Preference Share	0.1010	0.0911	0.0830
Class 1 Ordinary Share	0.6561	0.8358	0.9839

Except as noted below, upon the consummation of this offering (assuming no exercise of the underwriters’ over-allotment option), our organizational structure, the ownership percentages of our outstanding ordinary shares and the ownership of voting shares of Cordial will be as follows (percentages assume (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus and (ii) a closing date of July 31, 2013):

*	Entity is in the process of being formed.

RISK FACTORS

Any investment in our ordinary shares involves risk. You should carefully consider the risks and uncertainties described below and all information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before you decide whether to purchase our ordinary shares. If any of the following risks or uncertainties actually occur, our business, financial condition, results of operations and prospects would likely suffer, possibly materially. In addition, the trading price of our ordinary shares could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business and Our Industry

We expect to incur losses in the near term and may never achieve or sustain profitability.

Subsequent to 2009, we have not been profitable and do not expect to be profitable in the near term due to expenditures associated with developing and marketing our submicron product candidates. We have incurred net losses of $31.8 million and $74.7 million for the years ended December 31, 2011 and 2012, respectively. We had an accumulated deficit of $114.1 million as of December 31, 2012. Our cash and cash equivalents and working capital deficit as of December 31, 2012 were $11.9 million and $50.3 million, respectively.

To date, we have devoted most of our financial resources to our corporate overhead and research and development of our submicron product candidates, including our drug formulations, preclinical development activities and clinical trials. We expect to continue to incur losses in the near term, and we expect our losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, prepare for and begin the commercialization of any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. We anticipate that any such losses could be significant as we complete clinical trials and other activities required for regulatory approval of our products. As a result of the foregoing, we expect to continue to experience net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We face substantial hurdles to achieving profitability. For example, we may never become profitable if:

■	our clinical trials for our product candidates are not successful;

■	Zorvolex™, Tiforbex™ or any of our other product candidates does not gain regulatory approval;

■	we are not able to obtain satisfactory contracts with manufacturers of our product candidates;

■	we are not able to build our sales and marketing capabilities;

■	our product candidates do not achieve market acceptance; or

■	we are unable to adequately protect our intellectual property.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses and when, or if, we will be able to achieve profitability. In addition, our expenses could increase if we are required by the U.S. Food and Drug Administration, or FDA, to perform studies or trials in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues.

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

Our recurring losses from operations, our need for additional capital, and the uncertainties surrounding our ability to raise such capital raise substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2012 with respect to this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. To the extent that our capital resources are insufficient to meet our future operating and capital requirements, we may be forced to reduce our operating expenses and will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. We have no committed external sources of funds other than the Cordial revolving credit facility which is described below under “Certain Relationships and Related Person Transactions—Cordial Investments Inc. Revolving Credit Facility”. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If we are unable to raise sufficient additional capital or complete a strategic transaction, we may be unable to continue to fund our operations, develop our product candidates, or realize value from our assets and discharge our liabilities in the normal course of business. These uncertainties raise substantial doubt about our ability to continue as a going concern. If we become unable to continue as a going concern, we may have to liquidate our assets, and might realize significantly less than the values at which they are carried on our financial statements, and stockholders may lose all or part of their investment in our common stock.

We are subject to significant regulatory requirements which could delay, prevent or limit our ability to market our product candidates.

Our development activities, preclinical studies, clinical trials, manufacturing and anticipated marketing of our product candidates are subject to extensive regulation by a wide range of governmental authorities in the U.S., including the FDA, and by comparable authorities in other jurisdictions. We will not be able to commercialize any of our product candidates until we obtain approval of the FDA in the U.S., or the approval of comparable regulatory agencies in other jurisdictions. To satisfy the FDA or non-U.S. regulatory approval standards for the commercial sale of our product candidates, we must, among other requirements, demonstrate in adequate and well-controlled clinical trials that our product candidates are safe and effective.

We have successfully conducted Phase 3 clinical trials of Zorvolex™ and Tiforbex™, Phase 2 trials of submicron naproxen and Phase 1 trials of submicron meloxicam. Even if our product candidates achieve positive results in preclinical and clinical trials, similar results may not be observed in subsequent trials and results may not prove to be statistically significant or demonstrate safety and efficacy to the satisfaction of the FDA or other non-U.S. regulatory agencies.

The FDA and non-U.S. regulatory authorities also regulate the conduct of clinical trials, ensuring compliance with current good clinical practice regulations and guidance, or cGCP, and other applicable U.S. and non-U.S. regulatory requirements. Clinical investigator sites contracted by us may be inspected, unannounced, by any regulatory authority at any time. Failure of the clinical site to successfully complete the regulatory inspection may adversely affect us whether or not our trials are the cause of the inspection. This occurs because clinical investigators routinely conduct trials for other companies and inspection of those trials may uncover systemic problems at the site that are not known to us.

The regulatory approval process is expensive and, while the time required to complete clinical trials and FDA and non-U.S. regulatory approval processes is uncertain, it typically takes many years. Our analysis of data obtained from our preclinical studies and clinical trials is subject to confirmation and interpretation by these regulatory authorities who may have different views on the design, scope, or results of our clinical trials, which could delay, limit, or prevent regulatory approval. At any time, changes in regulatory policy during the development period of any of our product candidates, changes in, or the enactment of, additional regulations or statutes, or changes in regulatory review practices for a submitted product application may result in failure of the agency to accept our application for review, which could cause a delay in obtaining approval, or result in the rejection of an application for regulatory approval. We could also encounter unanticipated delays or increased costs due to government regulation from future legislation or administrative action or changes in FDA or non-U.S. regulatory policies during the period of product development, clinical trials, or regulatory review. We seek to ensure a productive dialogue with regulatory authorities throughout product development, application review and thereafter. We may reach the conclusion to not follow all of the regulatory authorities’ advice for the content of a new drug application and instead justify our position with supporting data and expert analyses contained in the original application. The regulatory authorities may agree or disagree with this approach, which may affect acceptance of the application, the length of agency review, or other action on the application. The regulatory review process may be subject to political, technical, economic, and other developments. This results in dynamic and unpredictable risks in drug development, regulatory compliance, and commercialization of pharmaceuticals.

The FDA also regulates the manufacturing facilities of our third-party manufacturers. Prior to approval, the FDA, and other non-U.S. regulatory authorities, may inspect manufacturing facilities to ensure compliance with current good manufacturing practice, or cGMP, including quality control and record-keeping measures. Post-approval, the FDA and certain state and non-U.S. agencies subject these facilities to unannounced inspections to ensure continued compliance with cGMP. Failure to satisfy the pre-approval inspection or subsequent discovery of problems with a product, or a manufacturing or laboratory facility used by us or third-party manufacturers may result in an inability to receive approval, recall of products, delay in approval or restrictions on the product or on the manufacturing post-approval, including a voluntary withdrawal of the drug from the market or suspension of manufacturing. Such inspections of third-party manufacturers may adversely affect us whether or not our products are the cause of the inspection because other products or a general cGMP review may cause the inspection. Our third-party manufacturers rely on a variety of suppliers of raw materials, equipment, and other supplies to comply with cGMP and other specifications and standards. The failure of a supplier to our third-party manufacturers to meet such requirements could have a material adverse effect on our research, development, and future commercial activities. Non-U.S. regulatory authorities have similar manufacturing compliance requirements that may result in similar outcomes to those noted above.

As a result of these factors, our product candidates could require a significantly longer time to gain regulatory approval than expected or may never gain approval. We cannot assure you that, even after expending substantial time and resources, we will obtain regulatory approval for any of our product candidates. A delay or denial of regulatory approval could delay or prevent our ability to generate product revenues and to achieve profitability. If regulatory approval is obtained, our marketing of any product will be limited to its indicated uses, which will limit the size of the market for a product and affect our potential product revenues.

We cannot be certain that Zorvolex™, Tiforbex™ or any of our other product candidates will receive regulatory approval, and without regulatory approval we will not be able to market our product candidates and our ability to become profitable may be materially impaired.

We are developing Zorvolex™ for acute and osteoarthritis pain and Tiforbex™ for acute pain. Our ability to achieve profitability currently depends on the successful development and commercialization of Zorvolex™, Tiforbex™ or one of our other product candidates.

The development of a product candidate and issues relating to its approval and marketing are subject to extensive regulation by the FDA in the U.S. and regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market our product candidates in the U.S. until we receive approval of an NDA from the FDA.

NDAs must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. NDAs must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA. Even if a product is approved, the FDA may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulators of other countries and jurisdictions have their own procedures for approval of product candidates with which we must comply prior to marketing in those countries or jurisdictions.

Obtaining regulatory approval for marketing of a product candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in the U.S. or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, preclinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our product candidates or other products. Also, regulatory approval for any of our product candidates may be withdrawn.

We have completed Phase 3 trials for Zorvolex™ and Tiforbex™ in acute pain in adult patients. In December 2012, we submitted an NDA for Zorvolex™ for acute pain, which was accepted for filing with the FDA in February 2013, and submitted an NDA for Tiforbex™ for acute pain in April 2013, which was accepted for filing in July 2013. Before we submit the NDA to the FDA for Zorvolex™ for osteoarthritis pain, we must successfully complete our ongoing open label safety Phase 3 trial of Zorvolex™ for that indication. We cannot predict whether our ongoing trials and studies will be successful or whether regulators will agree with our conclusions regarding the preclinical studies and clinical trials we have conducted to date.

If we are unable to obtain approval from the FDA or other regulatory agencies for Zorvolex™, Tiforbex™ or our other product candidates, we will not be able to market such product candidates and our ability to achieve profitability may be materially impaired.

Our future revenue growth depends entirely on the success of our submicron NSAID product candidates. Even if approved, our submicron NSAID product candidates may not be accepted in the marketplace and our business may be materially harmed.

Even if all regulatory approvals are obtained and we are allowed to market our submicron NSAID product candidates, the commercial success of our submicron NSAID product candidates depends on gaining market acceptance among physicians, patients and third-party payors. The degree of market acceptance of our submicron NSAID product candidates will depend on many factors, including:

■	the scope of regulatory approvals, including limitations or warnings contained in a submicron NSAID product candidate’s regulatory-approved labeling;

■	the acceptance in the medical community of the safety and efficacy of the submicron NSAID product candidate;

■	the incidence, prevalence and severity of adverse side effects of our submicron NSAID product candidates;

■	the willingness of physicians to prescribe submicron NSAIDs and of the target patient population to try these therapies;

■	the price and cost-effectiveness of our submicron NSAID product candidates;

■	alternative treatment methods and potentially competitive products;

■	the potential advantages of the submicron NSAID product candidate over existing and future treatment methods;

■	the strength of our sales, marketing and distribution support; and

■	the availability of sufficient third-party coverage and reimbursement.

If our submicron NSAID product candidates are approved but do not achieve an adequate level of acceptance by physicians, patients and third-party payors, we may never generate significant revenue from these products, and our business, financial condition and results of operations may be materially harmed. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new therapeutics are introduced that are more favorably received than our products or that render our products obsolete, or if significant adverse events occur. If our products do not achieve and maintain market acceptance, we will not be able to generate sufficient revenue from product sales to attain profitability.

The market opportunity for submicron NSAIDs may be smaller than we estimate.

The potential market opportunity for our product candidates is difficult to precisely estimate. Our estimates of the potential market opportunity for submicron NSAIDs include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, if any of these assumptions proves to be inaccurate, then the actual market for submicron NSAIDs could be smaller than our estimates of our potential market opportunity. If the actual market for submicron NSAIDs is smaller than we expect, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

Our revenues to date have been generated through sales of and royalties on sales of Indocin® and Aldomet®, our currently approved products, and we will not achieve profitability if our product candidates are not approved.

To date, our sources of revenue have been generated through sales of and royalties on sales of Indocin® and Aldomet®, our currently approved products. If we are unable to develop and commercialize one or more of our product candidates, or if revenues from any such product candidate that receives marketing approval are insufficient, we will not achieve profitability. Even if we achieve profitability, we may not be able to sustain or increase profitability.

Even if our product candidates receive regulatory approval, we may still face future development and regulatory difficulties. If we fail to comply with continuing U.S. and non-U.S. regulations or new safety data arise, we could lose our marketing approvals and our business would be seriously harmed.

Our product candidates, if approved, will also be subject to ongoing regulatory requirements for manufacturing, distribution, sale, labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements and requirements of other similar agencies even after approval, including ensuring that quality control and manufacturing procedures conform to cGMPs. As such, we and our contract manufacturers are subject to continual review and periodic inspections, both announced and unannounced, to assess compliance with cGMPs. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and other similar agencies and to comply with certain requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. Accordingly, we may not promote our approved products, if any, for indications or uses for which they are not approved.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. These unknown problems could be discovered as a result of any post-marketing follow-up studies, routine safety surveillance or other reporting required as a condition to approval.

If our product candidates fail to comply with applicable regulatory requirements, or if a problem with one of our products is discovered, a regulatory agency may:

■	issue warning letters which may require corrective action;

■	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

■

require us to enter into a consent decree or permanent injunction, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

■	impose other administrative or judicial civil or criminal penalties including fines, imprisonment and disgorgement of profits;

■	suspend or withdraw regulatory approval;

■	refuse to approve pending applications or supplements to approved applications filed by us;

■	close the facilities of our contract manufacturers;

■	suspend ongoing clinical trials;

■	impose restrictions on operations, including costly new manufacturing requirements; or

■	seize or detain products or recommend or require a product recall.

The FDA’s and non-U.S. regulatory agencies’ policies are subject to change and additional federal, state, local or non-U.S. governmental regulations may be enacted that could affect our ability to maintain compliance. We cannot predict the likelihood, nature or extent of adverse governmental regulation that may arise from future legislation or administrative action, either in the U.S. or abroad.

Our products and product candidates, like other NSAIDs, may have undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to include safety warnings, require them to be taken off the market or otherwise limit their sales.

NSAID products are associated with serious adverse health effects including cardiovascular, gastrointestinal and renal events. The FDA requires manufacturers of all marketed prescription NSAIDs to include a boxed warning, commonly referred to as a “black box” warning, and a medication guide. The boxed warning highlights the potential for increased risk of cardiovascular events with these drugs and the documented, serious, and potentially life-

threatening adverse health effects associated with their use. The FDA will likely require similar warnings on the packaging and labeling of any of our product candidates that are approved by the FDA.

The range and potential severity of possible side effects from systemic therapies are significant. The results of future clinical trials may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings. Recent developments in the pharmaceutical industry have prompted heightened government focus on safety reporting during both pre- and post-approval time periods and pharmacovigilance. Global health authorities may impose regulatory requirements to monitor safety that may burden our ability to commercialize our drug products.

Since the approval of Indocin®, the most frequent adverse events reported in our post market spontaneous drug safety reporting database are dizziness, gastrointestinal hemorrhage and mental disorder. The most frequent serious adverse events are gastrointestinal hemorrhage, renal failure and general symptoms. Serious adverse events are considered to be potentially life-threatening, may require initial/prolonged hospitalization or represent a significant risk. Some of the adverse event reports have been associated with death. Adverse events from the spontaneous reporting system do not consider actual usage and are subject to limitations such as reporting bias, under reporting, inclusion of events not causally related and deficient data quality.

Since the approval of Aldomet®, the most frequent adverse events reported in our post market spontaneous drug safety reporting database are hemolytic anemia, pyrexia and hepatic function abnormal. The most frequent serious adverse events are hemolytic anemia, hepatitis and pyrexia. Some of the adverse event reports have been associated with death. Adverse events from the spontaneous reporting system do not consider actual usage and are subject to limitations such as reporting bias, under reporting, inclusion of events not causally related and deficient data quality.

Based upon a completed 12 week Phase 3 study in patients with osteoarthritis, the most common reported adverse events related to Zorvolex™ were nausea, constipation, and upper abdominal pain, and the most common serious adverse events related to Zorvolex™ were non-cardiac chest pain (chest pain not considered to be due to angina) and increases in certain liver enzymes (alanine aminotransferase and aspartate aminotransferase). Based upon an analysis of pooled safety data from two Phase 3 studies of Tiforbex™ in patients with pain following bunionectomy surgery, the most common adverse events related to Tiforbex™ were nausea, dizziness, vomiting and headache. In the two Phase 3 studies, there were no serious adverse events reported that were considered related to Tiforbex™. In a Phase 2 study of submicron naproxen for the treatment of post-operative pain, the most common adverse event was somnolence (drowsiness). One serious adverse event, an adverse drug reaction, was reported in such study. In a completed Phase 1 study of submicron meloxicam, the most common reported adverse event was tension headache. There were no serious adverse events reported in such study.

If any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

■	regulatory authorities may require the addition of labeling statements, including “black box” warnings, contraindications or dissemination of field alerts to physicians and pharmacies;

■	we may be required to change instructions regarding the way the product is administered, conduct additional clinical trials or change the labeling of the product;

■	we may be subject to limitations on how we may promote the product;

■	sales of the product may decrease significantly;

■	regulatory authorities may require us to take our approved product off the market;

■	we may be subject to litigation or product liability claims; and

■	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our products, it is less likely that they will be widely used.

Our future revenues and profitability will be adversely affected if U.S. and non-U.S. governmental, private third-party insurers and payors, and other third-party payors, including Medicare and Medicaid, do not agree to defray or reimburse the cost of our products to the patients. If these entities refuse to provide coverage and reimbursement with respect to our products or provide an insufficient level of coverage and reimbursement, our products may be too costly for some patients to afford them, and physicians may not prescribe them. In addition, limitations on the amount of reimbursement for our products may also reduce our profitability. In the U.S. and some non-U.S. jurisdictions, there have been, and we expect there will continue to be, actions and proposals to control and reduce healthcare costs. There have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any of our product candidates for which we obtain marketing approval. Government and other third-party payors are also challenging the prices charged for healthcare products and increasingly limiting, and attempting to limit, both coverage and level of reimbursement for prescription drugs.

Market acceptance and sales of our products and product candidates that we develop, if approved, will depend on reimbursement policies and may be affected by future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any of our product candidates, or that reimbursement rates will not change for our current products. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any of our product candidates.

In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. Any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The U.S. and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of Zorvolex™ and Tiforbex™ and any other products that we develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the ACA, became law in the U.S. The goal of the ACA is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of our products and our product candidates. In addition, although the U.S. Supreme Court recently upheld the constitutionality of most of the ACA, some states have indicated that they intend to not implement certain sections of the ACA and some members of the U.S. Congress are still working to repeal the ACA. We cannot predict whether these challenges will continue or other proposals will be made or adopted, or what impact these efforts may have on us.

Since our products, like other branded products, are likely to be too expensive for some patients to afford without health insurance coverage, if we are unable to obtain adequate coverage and reimbursement by third-party payors for our products, our ability to successfully commercialize our product candidates may be adversely impacted. Any limitation on the use of our products or any decrease in the price of our products will have a material adverse effect on our ability to achieve profitability.

Consolidation in the healthcare industry could lead to demands for price concessions or the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, results of operations or financial condition.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to aggregate purchasing power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for healthcare providers. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, results of operations or financial condition.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth.

As of March 31, 2013, we had 71 employees, 15 of whom were primarily engaged in development functions, 12 of whom were primarily engaged in sales and marketing, 17 of whom were primarily engaged in providing implementation and professional support services and 27 of whom were primarily engaged in administration and finance. We intend to further enhance our staff strength to approximately 150 employees by the end of the third quarter of 2013. As our product candidates continue to progress toward potential commercialization, we anticipate the need to hire additional employees as required to add depth and specialized expertise to our team. This growth could place a strain on our administrative and operational infrastructure. If the product candidates that we are developing continue to advance in clinical trials, we will need to expand our development, regulatory, manufacturing, quality, compliance, recordkeeping, information technology, training, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to develop additional relationships with various collaborators, contract research organizations, or CROs, suppliers, manufacturers and other organizations. We may not be able to establish such relationships or may incur significant costs to do so. Our ability to manage our growth will also require us to continue to improve our operational, financial and management controls, reporting systems and procedures, and other compliance programs and processes, which will further increase our operating costs. If we are unable to successfully manage the expansion of our operations or operate on a larger scale, we will not achieve our strategic objectives.

We are currently developing a sales organization and have limited experience marketing and selling drug products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenues.

We currently have a small internal sales and marketing infrastructure. In order to commercialize our product candidates, we must expand our marketing, sales, distribution, managerial and other non-technical capabilities and/or make arrangements with third parties to perform these services. We expect to have our sales management team in place during the third quarter of 2013. We have contracted with a contract sales organization to sell our products in the U.S., and we expect that, during the fourth quarter of 2013, such sales organization will have recruited the necessary sales representatives to sell our products in the U.S. Additionally, we seek third-party partners in international markets, in addition to our current partner, Aspen, which markets our two approved products, Indocin® and Aldomet®, along with us, in 48 countries. We may not be successful in entering into arrangements with such contract sales organization or other third parties on terms that are favorable to us. We may not be able to control our contract counterparties’ efforts, and they may fail to devote the necessary resources and attention to sell and market our products effectively. In addition, we intend to establish an internal sales management team. The establishment and implementation of a contract sales force and internal sales management team to market any of our product candidates that receive regulatory approval will be expensive and time consuming.

Factors that may inhibit our efforts to commercialize our products include:

■	our inability to recruit and train adequate numbers of sales and marketing personnel;

■	the inability of sales personnel to obtain access to or to persuade adequate numbers of physicians to prescribe any of our product candidates that receive regulatory approval;

■	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

■	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

In the event that we are unable to effectively implement our sales organization on a timely and effective basis, if at all, the commercialization of our product candidates could be delayed which would negatively impact our ability to generate product revenues.

We currently depend, and will in the future continue to depend, on third parties to manufacture our marketed products and product candidates, including Zorvolex™ and Tiforbex™. If these manufacturers fail to provide us and our collaborators with adequate supplies of clinical trial materials and commercial product or neglect to comply with the requirements of regulatory authorities, we may be unable to develop or commercialize our products.

We currently do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our marketed products and product candidates. For our marketed products, we utilize a number of different specialist manufacturing and packaging partners, including Aspen, NextPharma, G&W Laboratories, Famar and Patheon Pharmaceuticals, Inc., or Patheon. Our ability to develop and commercialize Zorvolex™ and Tiforbex™ and any other product candidates depends in part on our ability to arrange for third parties to manufacture our products at a competitive cost in accordance with strictly enforced regulatory requirements and in sufficient quantities for clinical testing and eventual commercialization. We have arranged for our product candidates to be manufactured by Catalent and to be packaged by Patheon. We have used third parties to manufacture and package product for clinical trials and plan to continue to use third-party manufacturers in connection with future clinical trials. In the event that we receive marketing approval for any of our product candidates, we intend to use third parties for the production of commercial batches using a commercial-scale process that has been developed. However, neither we nor our third-party manufacturers have manufactured commercial batches of Zorvolex™, Tiforbex™ or any of our other submicron product candidates. Collaborators or third-party manufacturers that we select to manufacture our product candidates for clinical testing or on a commercial scale may encounter difficulties with the formulation and manufacturing processes required for such manufacture. Such difficulties could result in delays in clinical trials, regulatory submissions or commercialization of our product candidates. Our reliance on third-party manufacturers exposes us to significant risks. These third-party manufacturers might:

■	terminate their agreements with us;

■	be unable or unwilling to provide us with sufficient product(s) to meet our demands;

■	fail to meet our standards of quality or other specifications;

■	increase significantly the prices they charge us for the products;

■	not carry out their contractual duties or meet anticipated deadlines, which could result in delays in obtaining or maintaining regulatory approvals; or

■	not be diligent about protecting the Iroko trade secret or the process/manufacturing know-how resulting in loss of valuable intellectual property, or IP.

Our inability to enter into and maintain agreements with third-party manufacturers on acceptable terms would cause shortages of commercial products or clinical trial supplies of our product candidates, thereby resulting in stock-out, delaying or preventing regulatory approval and/or commercialization of the affected product candidate, and adversely affecting our ability to generate revenues. Once a product candidate is approved and being marketed, such difficulties could also result in the later recall or withdrawal of the product from the market. Large-scale commercial manufacturing processes will require FDA review and approval. Even if we are able to establish additional or replacement manufacturers, identifying these sources and entering into definitive supply agreements and obtaining regulatory approvals may take a substantial amount of time and cost and such supply arrangements may not be available on acceptable economic terms or at all.

The FDA and non-U.S. and state regulators require manufacturers to register manufacturing facilities. The FDA and these regulators also inspect these facilities to confirm compliance with cGMP or similar requirements that the FDA and these regulators establish. The manufacture of product candidates and active pharmaceutical ingredients, or APIs, at any facility is subject to strict quality control, testing, and record keeping requirements, as well as continuing obligations regarding the submission of safety reports and other post-market information. We and our collaborators have little control over third-party manufacturers’ compliance with these regulations and standards. In addition, we have no control over these manufacturers’ ability to maintain adequate quality control, quality assurance and qualified personnel. Ultimately, we, our third-party manufacturers or other suppliers may not meet these requirements. Our third-party manufacturers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or they may not be able to maintain compliance with the FDA’s cGMP requirements or those of non-U.S. or state regulators, necessary to continue manufacturing our product candidates and materials. Any failure to comply with cGMP requirements or other FDA and non-U.S. or state regulatory requirements could adversely affect our clinical research activities and our ability to market and develop our products candidates.

We purchase some of the compounds utilized in our product candidates from a single source or a limited group of suppliers, and the partial or complete loss of any one of these suppliers could cause production delays and a substantial loss of revenues.

We purchase APIs and other compounds used to manufacture our product candidates from outside suppliers. We source the API for Indocin® from Fabbrica Italiana Sinteci, or FIS, Italy and the API for Aldomet® from Zhejiang Chiral Medicine Chemicals Co., Ltd., China. APIs for our submicron NSAIDs are sourced from a number of manufacturers: Unique Laboratories, India (diclofenac); FIS, Italy (indomethacin); Cadila Healthcare Ltd., India (meloxicam); and Dr. Reddy’s Laboratories, India (naproxen). In some cases, we have a single source or a limited number of suppliers. See “Business—Suppliers/Manufacturing” for a description of our supply agreements. Our reliance on our suppliers exposes us to significant risks. These suppliers might:

■	be unable or unwilling to provide us with sufficient materials to meet our demands;

■	fail to meet our standards of quality or other specifications;

■	significantly increase the prices they charge us for materials; or

■	not carry out their contractual duties or meet anticipated deadlines, which could result in delays in obtaining or maintaining regulatory approvals.

If our suppliers are unwilling or unable to timely supply us with materials meeting our specifications, we may not be able to locate alternative suppliers that are acceptable to the FDA or foreign regulatory authorities or enter into commercially reasonable agreements with suppliers in a timely manner or at all. In addition, the failure of our suppliers to comply with regulatory requirements could expose us to regulatory action, including warning letters, product recalls, termination of distribution, product seizures or civil penalties. Furthermore, since some of our suppliers are located outside of the U.S., we are subject to foreign export laws and U.S. import and customs regulations, which complicate and could delay shipments to us. If we experience a delay in obtaining or are unable to obtain any compound of an acceptable quality for the manufacture of our product candidates on reasonable terms, or at all, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on third parties to conduct the clinical trials for our product candidates, and any failure of those parties to fulfill their obligations could harm our development and commercialization plans.

We depend on independent clinical investigators, CROs, academic institutions and other third-party service providers to conduct clinical trials for our product candidates. Although we rely heavily on these parties for successful execution of our clinical trials, we are ultimately responsible for the results of their activities and many aspects of their activities are beyond our control. For example, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial, but the independent clinical investigators may prioritize other projects over ours or may fail to timely communicate issues regarding our products to us. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The delay or early termination of any of our clinical trial arrangements, the failure of third parties to comply with the regulations and requirements governing clinical trials, or our reliance on results of trials that we have not directly conducted or monitored could hinder or delay the development, approval and commercialization of our product candidates and would adversely affect our business, results of operations and financial condition.

We maintain compliance programs related to our clinical trials through our clinical operations and development personnel working with our finance and legal group’s support. Our clinical trial vendors are required to monitor and report to us the possible remedial action required for the conduct of clinical studies; and we are obliged to take the appropriate action. We also monitor clinical trial vendors through our regulatory and quality assurance staff and service providers. However, we cannot assure you that our programs and personnel will timely and fully discover any fraud or abuse that may occur in connection with our clinical trials. Such fraud or abuse, if it occurs, could have a material adverse effect on our research, development, commercialization activities and results.

Delays in conducting clinical trials could result in increased costs to us and delay our ability to obtain regulatory approval and commercialize our clinical-stage product candidates.

Significant delays in conducting clinical trials and related drug development programs could materially affect our product development costs and delay regulatory approval of our product candidates. We do not know whether planned clinical trials will begin on time, will need to be redesigned, or will be completed on schedule, if at all. A clinical trial can be delayed for a variety of reasons, including:

■

delays or failures in obtaining regulatory authorization to commence a trial because of safety concerns of regulators relating to our product candidates or similar product candidates, competitive or comparator products or supportive care products or failure to follow regulatory guidelines;

■	delays or failures in obtaining clinical materials and manufacturing sufficient quantities of the product candidate for use in a trial;

■	delays or failures in reaching agreement on acceptable terms with prospective study sites or other CROs;

■	delays or failures in obtaining approval of our clinical trial protocol from an institutional review board, or IRB, to conduct a clinical trial at a prospective study site;

■	delays in recruiting or enrolling subjects to participate in a clinical trial;

■	failure of a clinical trial or clinical investigators to be in compliance with cGCP;

■	unforeseen safety issues;

■	inability to monitor subjects adequately during or after treatment;

■	difficulty monitoring multiple study sites;

■	failure of our third-party clinical trial managers to satisfy their contractual duties, comply with regulations, or meet expected deadlines; and

■	determination by regulators that the clinical design of a trial is not adequate.

We may be subject to a variety of types of product liability or other claims based on allegations that the use of our product candidates has resulted in adverse effects, and our insurance may not cover all product liability or other claims.

We may face liability claims related to the use or misuse of our product candidates. These claims may be expensive to defend and may result in large judgments against us. During the course of treatment, patients using our product candidates could suffer adverse medical effects for reasons that may or may not be related to our product candidates. Any of these events could result in a claim of liability. Any such claims against us, regardless of their merit, could result in significant costs to defend or awards against us that could materially harm our business, financial condition or results of operations. In addition, any such claims against us could result in a distraction to management, decreased demand for our products, an adverse effect on our public reputation, and/or difficulties in commercializing our products. To date, we have not received notice of any product liability claims against us or any of our subsidiaries. We maintain total products liability insurance coverage of $10.0 million.

Although we maintain product liability insurance for claims arising from the use of our product candidates in clinical trials prior to FDA approval and for claims arising from the use of our products after FDA approval at levels that we believe are appropriate, we may not be able to maintain our existing insurance coverage or obtain additional coverage on commercially reasonable terms for the use of our other product candidates and products in the future. Also, our insurance coverage and resources may not be sufficient to satisfy any liability resulting from product liability claims, which could materially harm our business, financial condition or results of operations.

Product liability claims could result in an FDA or other regulatory authority investigation of the safety or efficacy of our products, our manufacturing processes and facilities, our marketing programs, our internal safety reporting systems or our staff conduct. A regulatory authority investigation could also potentially lead to a recall of our products or more serious enforcement actions, limitations on the indications for which they may be used, or suspension or withdrawal of approval. Product liability claims could also result in investigation, prosecution or enforcement action by the U.S. Department of Justice, or DOJ, or other federal or state government agencies.

Our business could suffer if we lose the services of key members of our senior management, key advisors or personnel.

We are dependent upon the continued services of key members of our senior management and a limited number of key advisors and personnel. In particular, we are highly dependent on the skills and leadership of Osagie Imasogie, who will be our Executive Chairman upon the consummation of this offering, John Vavricka, our Chief Executive Officer, Rohit Mehta, our Senior Vice President—Corporate Development & Alliance Management, and Clarence L. Young, M.D., Senior Vice President and Chief Medical Officer. The loss of any one of the key members of our senior management could disrupt our operations or our strategic plans. Additionally, our future success will depend on, among other things, our ability to continue to hire and retain the necessary qualified scientific, technical and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could have a material adverse effect on our business, results of operations and financial condition.

Our submicron product candidates are licensed from iCeutica, a company that is also controlled by Cordial Investments Inc.

Following completion of this offering, Cordial, which is controlled by Vollin and entities affiliated with Phoenix IP Ventures, will own approximately 79.1% of our outstanding ordinary shares (assuming (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus and (ii) a closing date of July 31, 2013). Cordial will also own substantially all of the outstanding equity interests of iCeutica. We license the intellectual property for our submicron product candidates, including the patent applications related to our product candidates and the technology that is necessary to manufacture our product candidates, from a wholly owned subsidiary of iCeutica. To the extent that Cordial exerts influence or control over iCeutica, there can be no assurance that our existing or future agreements with iCeutica, including any royalty payments or other licensing fees, will be on terms no less favorable to us than those that we could obtain from unrelated third parties. Furthermore, we cannot provide any assurance that our relationship with iCeutica will continue on comparable terms if Cordial were to dispose of its equity interests in iCeutica. Similarly, there can be no assurance that the reduction in the ownership of our ordinary shares by Cordial, or Vollin, the controlling shareholder of Cordial, following this offering, will not negatively impact our relationship with iCeutica. A reduction of involvement of Cordial or Vollin in our business, whether or not it continues to be a shareholder, may also negatively impact this relationship.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 20-F for the year ending December 31, 2014. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

We are further enhancing the computer systems, processes and related documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to conclude that our internal controls over financial reporting are effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely cause the price of our ordinary shares to decline.

As and when we cease to be an emerging growth company under the federal securities laws, our auditors will be required to express an opinion on the effectiveness of our internal controls. See “Risks Related to Our Ordinary Shares and this Offering—We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors” elsewhere in this section. If we are unable to confirm that our internal controls over financial reporting are effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our operating results and financial condition.

We expect to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission, or the SEC, and the exchange on which our ordinary shares are listed. These rules and regulations are expected to increase our accounting, legal and financial compliance costs and make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements and expect those costs to increase in the future. For example, we will be required to devote significant resources to complete the assessment and documentation of our internal control system and financial processes under Section 404 of the Sarbanes-Oxley Act, including an assessment of the design of our information systems associated with our internal controls. We will incur significant costs to remediate any material weaknesses we identify through these efforts. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

New laws and regulations, as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and rules adopted by the SEC and the exchange on which our ordinary shares are listed, would likely result in increased costs to us as we respond to their requirements, which may adversely affect our operating results and financial condition.

We may require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our operations.

We are currently advancing our submicron NSAID product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. Our cash and cash equivalents and working capital deficit as of March 31, 2013 were $11.1 million and $68.1 million, respectively. We may require substantial additional future capital in order to commercialize Zorvolex™ and Tiforbex™ and to further advance our other product candidates by completing those development, clinical and regulatory activities necessary to bring them to market. To complete the work necessary to file a supplemental NDA for Zorvolex™ for osteoarthritis pain in late 2013, we estimate that our development and regulatory work will cost between approximately $6.6 million and $9.0 million, including the internal resources needed to manage the program. If the FDA requires that we perform additional preclinical studies or clinical trials, our expenses would further increase beyond what we currently expect and the anticipated timing of any potential NDA would likely be delayed. If we obtain regulatory approval for Zorvolex™ or Tiforbex™, we expect to incur significant commercialization expenses related to product manufacturing, marketing, distribution and sales. We intend to use substantially all of the net proceeds from this offering as follows (i) $20.0 million for the continued clinical development and regulatory filing of our submicron NSAID programs, including completion of the open label safety trial of Zorvolex™ for osteoarthritis pain, the continuation of Phase 3 trials of submicron meloxicam, the initiation of Phase 3 trials of submicron naproxen and further development of our other submicron NSAID product candidates; (ii) $27.0 million for certain pre-commercialization activities for Zorvolex™ and Tiforbex™; and (iii) $5.0 million for the launch of Zorvolex™. Additionally, we expect approximately $20.0-$25.0 million will be used to fund the initial implementation of our contract sales force. Any remaining amounts will be used for general corporate purposes, general and administrative expenses, capital expenditures, working capital and prosecution and maintenance of our intellectual property. The expected net proceeds from this offering may not be sufficient to complete advanced clinical development of any of our product candidates other than Zorvolex™ and Tiforbex™. Accordingly, we may continue to require substantial additional capital beyond the expected proceeds of this offering to continue our clinical development and commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our products under development.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

■	the willingness of the FDA to accept the results of our trials as the basis for review and approval of Zorvolex™ and Tiforbex™;

■	the outcome, costs and timing of seeking and obtaining FDA and any other regulatory approvals;

■	the number and characteristics of product candidates that we pursue, including our product candidates in preclinical development;

■	the ability of our product candidates to progress through clinical development successfully;

■	our need to expand our development activities;

■	the costs associated with securing and establishing sales, marketing, distribution and manufacturing capabilities;

■	market acceptance of our product candidates;

■	the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

■

our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

■	our need and ability to hire additional management, scientific and medical personnel;

■	the effect of competing technological and market developments;

■	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

■	the economic and other terms, timing of and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Some of these factors are outside of our control. Upon the completion of this offering, based upon our currently expected level of operating expenditures, we believe that we will be able to fund our operations through at least the next twelve months. This period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. See also “Use of Proceeds.” Accordingly, we expect that we could need to raise additional funds in the future.

We may seek additional funding through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our shareholders. In addition, the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our development programs. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us.

Raising additional capital may cause dilution to our shareholders, including purchasers of ordinary shares in this offering, restrict our operations or require us to relinquish rights to our product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings and/or debt financings. Upon completion of this offering, we may not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product candidate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have a limited operating history and we expect a number of factors to cause our operating results to fluctuate, which may make it difficult to predict our future performance.

We have a limited operating history upon which to base an evaluation of our business and prospects. We were founded in 2007 and currently market two approved products. Our product pipeline includes six submicron NSAID product candidates, four in late-stage development and two that are preclinical. Any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history. Our financial condition and operating results are expected to significantly fluctuate due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include:

■	any delays in regulatory review and FDA approval of Zorvolex™, Tiforbex™ and our other submicron NSAID product candidates in clinical development;

■	market acceptance of our product candidates;

■	our ability to establish an effective sales and marketing infrastructure directly or through collaborations with third parties;

■	potential side effects of our product candidates that could delay or prevent approval or cause an approved drug to be taken off the market;

■	the ability of patients or healthcare providers to obtain coverage or sufficient reimbursement for our products;

■

delays in the commencement, enrollment and completion of clinical trials for our submicron NSAID product candidates, other than Zorvolex™ and Tiforbex™, currently in preclinical or clinical development;

■

the success of our clinical trials through all phases of clinical development for our submicron NSAID product candidates, other than Zorvolex™ and Tiforbex™, currently in preclinical or clinical development;

■	our ability to obtain additional funding to develop our product candidates;

■	competition from existing products or new products that may emerge;

■	our ability to adhere to clinical study requirements directly or with third parties such as CROs;

■	our dependency on third-party manufacturers to manufacture our products and key ingredients;

■	our ability to establish or maintain collaborations, licensing or other arrangements;

■	the costs to us, and our ability to obtain, maintain and protect our intellectual property rights;

■	costs related to and outcomes of potential intellectual property litigation;

■	our ability to adequately support future growth;

■	our ability to attract and retain key personnel to manage our business effectively;

■	our ability to build our finance infrastructure and improve our accounting systems and controls;

■	potential product liability claims;

■	potential liabilities associated with hazardous materials; and

■	our ability to obtain and maintain adequate insurance coverage.

Clinical failure can occur at any stage of clinical development. The results of earlier clinical trials are not necessarily predictive of future results and any product candidate we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

Clinical failure can occur at any stage of our clinical development. Clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

Success in preclinical studies and early clinical trials does not ensure that subsequent clinical trials will generate the same or similar results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in Phase 3 clinical trials, even after seeing promising results in earlier clinical trials.

In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well-advanced. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. If any of our product candidates are found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for them and our business would be harmed.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we are unable to bring any of our current or future product candidates to market, or to acquire any marketed, previously approved products, our ability to create long-term shareholder value will be limited.

The obligations associated with being a public company will require additional resources and significant management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act. The requirements of these rules and regulations applicable to public companies will significantly increase our legal and financial compliance costs, including costs associated with the hiring of additional personnel, will make some of our corporate activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources.

The Exchange Act requires that we file annual reports with respect to our business and financial condition. We also intend to make available to our shareholders our quarterly reports for each of the first three quarters of each fiscal year.

The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently, and as a result, we will incur significant legal, accounting and other expenses that we did not previously incur. The need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. The measures we take, however, may not be sufficient to satisfy our obligations as a public company. Such testing is not required until the second filing of an Annual Report on Form 20-F with the SEC after becoming a public company. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional personnel, involve substantial costs to modify our existing accounting systems and take a significant period of time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud.

Various rules and regulations applicable to public companies make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The various costs related to being a public company will materially increase our general and administrative expenses.

We are increasingly dependent on sophisticated information technology and if we fail to properly maintain the integrity of our data or if our products do not operate as intended, our business could be materially affected.

We are increasingly dependent on sophisticated information technology for our products and infrastructure. As a result of technology initiatives, recently enacted regulations, changes in our system platforms and integration of new business acquisitions, we have been consolidating and integrating the number of systems we operate and have upgraded and expanded our information systems capabilities. Our information systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards, the increasing need to protect patient and customer information, and changing customer patterns. In addition, third parties may attempt to hack into our systems and may obtain data relating to patients with our products or our proprietary information. If we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. There can be no assurance that our process of consolidating the number of systems we operate, upgrading and expanding our information systems capabilities, protecting and enhancing our systems and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future. Any significant breakdown, intrusion, interruption, corruption, or destruction of these systems, as well as any data breaches, could have a material adverse effect on our business.

Fluctuations in insurance cost and availability could adversely affect our profitability or our risk management profile.

We hold a number of insurance policies, including product liability insurance, directors’ and officers’ liability insurance, property insurance and workers’ compensation insurance. Our coverage under these policies is $10.0 million for our product liability insurance, $20.0 million for our directors’ and officers’ liability insurance, $12.0 million for our property insurance and $0.5 million per accident for our workers’ compensation insurance. We also maintain a general liability policy with $2.0 million of coverage and an umbrella policy with $5.0 million of coverage. If the costs of maintaining adequate insurance coverage increase significantly in the future, our operating results could be materially adversely affected. Likewise, if any of our current insurance coverage should become unavailable to us or become economically impractical, we would be required to operate our business without indemnity from commercial insurance providers. If we operate our business without insurance, we could be responsible for paying claims or judgments against us that would have otherwise been covered by insurance, which could adversely affect our results of operations or financial condition.

Risks Related to our Legal and Regulatory Environment

We must comply with U.S. federal and state fraud and abuse laws, including anti-kickback laws and other U.S. federal and state anti-referral laws.

There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Our relationships with health care professionals are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs. Because of the far-reaching nature of these laws, we may be required to alter or discontinue one or more of our business practices to be in compliance with these laws.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

■

the federal healthcare programs’ anti-kickback law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

■

federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

■

the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

■	the Food, Drug and Cosmetic Act and similar laws regulating advertisement and labeling;

■	the federal Foreign Corrupt Practices Act of 1997, which prohibits corrupt payments, gifts or transfers of value to non-U.S. officials; and

■

non-U.S. and U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The federal false claims laws have been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers or formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws.

Further, the ACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty under the ACA without actual knowledge of the statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

To enforce compliance with the federal laws, the DOJ has recently increased its scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management’s attention from the business. Additionally, if a healthcare provider settles an investigation with the DOJ or other law enforcement agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may run afoul of one or more of the requirements.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal or state regulatory authorities might challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations and financial condition. In addition, efforts to ensure that our business arrangements with third parties will comply with these laws and regulations will involve substantial costs. Any state or federal regulatory review of us or the third parties with whom we contract, regardless of the outcome, would be costly and time-consuming. Additionally, we cannot predict the impact of any changes in these laws, whether or not retroactive.

We may fail to obtain or maintain non-U.S. regulatory approvals to market our products in other countries.

In non-U.S. jurisdictions, we plan to establish collaborations with third parties in order to seek regulatory approval and to commercialize our product candidates. The regulatory approval procedure varies among countries and can involve additional testing. If additional clinical trials are required, international ethical review boards may cause our clinical trials to be delayed pending their review of safety data, clinical procedures, and comments provided by non-U.S. regulatory authorities. The time required to obtain approval may differ from country to country from that required to obtain FDA approval. Failure to obtain regulatory approval in non-U.S. jurisdictions could prevent us and our marketing partners from marketing our products abroad and may have a material adverse effect on our business, financial condition and results of operations.

The non-U.S. regulatory approval process may include all of the risks associated with obtaining FDA approval. We have had limited interaction with non-U.S. regulatory authorities. We may not obtain non-U.S. regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one non-U.S. regulatory authority does not ensure approval by regulatory authorities in other non-U.S. countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The failure to obtain these approvals could materially harm our business, financial condition and results of operations.

We may be subject to enforcement action if we engage in the off-label promotion of our products.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of off-label use. Physicians may use our products off-label, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or non-U.S. enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products could be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products and to produce, market and distribute our products after clearance or approval is obtained.

Recent political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. The sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other healthcare-related organizations. Both the federal and state governments in the U.S. and non-U.S. governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. Such legislation and regulations may result in decreased reimbursement for our products, which may further exacerbate industry-wide pressure to reduce the prices charged for pain treatments. This could harm our ability to market our products and generate sales.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. Delays in receipt of or failure to receive regulatory clearances or approvals for our new products would have a material adverse effect on our business, results of operations and financial condition.

Federal and state governments in the U.S. have recently enacted legislation to overhaul the nation’s healthcare system. While the goal of healthcare reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The ACA substantially changes the way healthcare is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services and significantly impacts the pharmaceutical industry. Among other things, the ACA:

■	establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

■

implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, beginning on or before January 1, 2013; and

■	creates an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

A number of state governments have strenuously opposed certain of the ACA’s provisions and initiated lawsuits challenging its constitutionality. In June 2012, the U.S. Supreme Court upheld most of the provisions of the ACA. However, it remains unclear whether there will be changes made to certain provisions of the ACA through acts of Congress in the future.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. Most recently, on August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting on April 1, 2013. The uncertainties regarding the ultimate features of the ACA and other healthcare reform initiatives and their enactment and implementation may have an adverse effect on our customers’ purchasing decisions regarding our products. In the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products. Cost control initiatives could decrease the price that we receive for our products. At this time, we cannot predict which, if any, additional healthcare reform proposals will be adopted, when they may be adopted or what impact they, or the ACA, may have on our business and operations. Any such impact may be adverse on our operating results and financial condition.

Risks Related to our Intellectual Property and Potential Litigation

We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our product candidates.

Our commercial success will depend, in large part, on our ability to obtain and maintain patent and other intellectual property protection with respect to our product candidates. All of our rights to patents and patent applications are exclusively licensed from iCeutica. We currently do not own any issued U.S. patents or pending U.S. patent applications with respect to any of our proposed products. Although we have licensed pending U.S. patent applications owned by iCeutica, none of those pending applications have issued as patents.

Neither our New Drug Application submission for our ZorvolexTM product nor our New Drug Application submission for our TiforbexTM product lists granted patents that can be listed after drug approval in the FDA’s “Approved Drug Product/Therapeutic Equivalence Evaluations”, or the Orange Book. Unless a patent covering the drug product or its therapeutic use is listed in the Orange Book, a generic company does not have to provide advance notice to us of any Abbreviated New Drug Application, or the ANDA, filed with the FDA to obtain permission to sell a generic version of our drug. Should patents which qualify for listing in the Orange Book be granted, we will seek to have them listed in the Orange Book in a timely manner. Further, while we seek patent protection on our new method of manufacture of our submicron particles, as well as on the particles themselves and their therapeutics uses, only issued patents on the particles themselves and their therapeutic uses can be included in the Orange Book.

Patent term extensions are not available in the U.S. for new formulations of previously approved drug products. Therefore, we do not expect to receive any patent term extensions in the United States on our licensed patents. We have licensed from iCeutica non-U.S. patents and U.S. and foreign patent applications with respect to submicron technology. Patents related to the SoluMatrixTM Technology Platform have been granted in Australia, South Africa and New Zealand. These patents will expire on June 29, 2027, and may qualify for certain patent term extensions in foreign countries, including perhaps Supplementary Patent Certificates in Europe. In addition, patents related to a first generation milling technology that is not being used in the SolumatrixTM Technology Platform have been granted in Australia, South Africa and New Zealand. These patents will expire on December 30, 2025.

We cannot be certain that patents will be issued or granted with respect to our licensed patent applications, or that any issued or granted patents licensed by us will not later be found to be invalid or unenforceable, be interpreted in a manner that does not adequately protect our products, or otherwise provide us with any competitive advantage. In the course of prosecuting its patent application for its submicron technology, iCeutica received two office actions from the United States Patent Office, or the USPTO, rejecting the claims on several grounds, including prior art. In reply, iCeutica filed a Request for Continued Examination along with a substantive response, which resulted in the examiner’s withdrawal of all previous rejections. The examiner issued a new non-final office action which cited two additional prior art references. While we understand that iCeutica intends to promptly respond to this non-final office action, we cannot assure you they will be successful or that a patent will ultimately issue. Even if our licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the USPTO and non-U.S. patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and pharmaceutical patents. Consequently, patents may not issue from the patent applications that we have licensed. As such, we do not know the degree of future protection that we will have on our product candidates and technology, if any, and a failure to obtain adequate intellectual property protection with respect to our product candidates could have a material adverse impact on our business.

The patents and patent applications associated with our product candidates are licensed from iCeutica. If iCeutica terminates the license or fails to maintain or enforce the underlying patents, our competitive position and market share will be harmed.

We have licensed the patents and patent applications associated with our product candidates, including the technology that is used to manufacture our product candidates, from iCeutica. (See “Certain Relationships and Related Person Transactions—iCeutica License and Option Agreement” for more information regarding our license agreement with iCeutica). iCeutica may not successfully prosecute certain patent applications under which we have licenses and which are material to our business. Even if patents are issued from these applications, iCeutica may fail to maintain these patents, may decide not to pursue litigation against third-party infringers, may fail to prove infringement, or may fail to defend against counterclaims of patent invalidity or unenforceability. We have been granted an option under our license agreement with iCeutica to obtain licenses for other submicron NSAIDs developed by iCeutica. There can be no assurance, however, that any such submicron NSAIDs will be made available. Even if such submicron NSAIDs are made available for license, we may elect not to exercise our option, in which case the option would be forfeited. Under the license agreement, we are required to use commercially reasonable diligence efforts to develop, commercialize, market and sell our licensed NSAIDs. If we fail to use such efforts as to any NSAID, iCeutica may terminate our license to that NSAID. If iCeutica were to attempt to terminate the license agreement for this or any other reason, that could remove our ability to obtain regulatory approval and to market our product candidates covered by the license agreement. In addition, if iCeutica or any other licensor we have in the future were to enter bankruptcy, there is a risk that the license iCeutica or such licensor has granted to us could be terminated or modified in a manner adverse to us. If our license agreement with iCeutica is terminated for any reason, we would be required to cease the development and commercialization of our products and product candidates that are subject to such agreement, which would have a material adverse effect on our business. If the underlying patents and patent applications fail to provide the intended market exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products similar to ours, which could have a material adverse impact on our business.

Blocking patents or claims of infringement may stop or delay the development of our product candidates.

Third parties may have or obtain proprietary rights that could impair our competitive position. Our commercial success depends in part on avoiding claims of infringement of the patents or proprietary rights of such third parties. Although we investigated the patent protection surrounding certain of our product candidates, there are numerous patents, each with multiple claims, which makes it difficult to uncover and interpret the extent of patent protection which can lead to uncertainty about our freedom to operate. It is possible that we will not be aware of issued patents or pending patent applications that are relevant to our product candidates because our searches do not find them or because they are not yet publicly available. Our interpretation of the scope, validity or enforceability of patents could be challenged, leading to litigation, and we could face claims of infringement or other violation of rights of which we are unaware. As we proceed with the development of our product candidates, we may face uncertainty and litigation could result, which could lead to liability for damages, prevent our development and commercialization efforts and divert resources and management’s attention from our business strategy. Third parties from time to time may allege that we are infringing or otherwise violating their patents, trade secrets or know-how. In addition, our technology may infringe patents that may be issued in the future to third parties. Regardless of the outcome of any infringement claims, we would likely incur substantial costs in defending ourselves and our indemnitees against such claims. Furthermore, parties making such claims may be able to obtain substantial damage awards or injunctive or other equitable relief that could effectively block our ability or our partners’ ability to further develop or commercialize some or all of our products or technology in the United States and abroad. If we are found to infringe other parties’ patents, trade secrets or know-how, we may be required to obtain licenses from third parties or otherwise be unable to proceed with development or commercialization of our product candidates. We may not be able to obtain such licenses on reasonable terms, or at all. Defense of any lawsuit or failure to obtain any such required license could have a material adverse effect on our business

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We rely primarily on patent, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. iCeutica has applied for patent protection relating to certain existing and proposed products and processes. While we or iCeutica generally apply for patents in those countries where we intend to make, have made, use or sell our products, we or iCeutica may not file for patent protection in all of the countries where patent protection will ultimately be necessary. If we or iCeutica or any other licensor on which we may depend in the future fail to timely file a patent application or fail to comply with other procedural, documentary, fee payment or other provisions during the patent process in any such country, we may be precluded from filing at a later date or may lose some or all patent rights in the relevant jurisdiction. Furthermore, we cannot assure you that any of our licensed patent applications (now or in the future) will be approved. The rights granted to us under our licensed patents, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage and they could be opposed, contested or circumvented by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. Our, iCeutica’s or any of our other licensor’s failure to adequately protect the intellectual property rights to our licensed technology might make it easier for our competitors to offer the same or similar products or technologies. Due to differences between non-U.S. and U.S. patent laws, our patented intellectual property rights may not receive the same degree of protection in non-U.S. countries as they would in the U.S. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. In countries where we do not have significant patent protection, we may not be able to stop a competitor from marketing products that are the same as or similar to our products.

Competitors may be able to design around our patents or develop products that provide outcomes which are comparable to ours without infringing on our intellectual property rights. We have entered into confidentiality agreements and intellectual property assignment agreements with our officers, employees, consultants and advisors regarding our intellectual property and proprietary technology. In the event of unauthorized use or disclosure or other breaches of such agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our pending and future trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

If a competitor infringes upon one of our patents, trademarks or other intellectual property rights, enforcing those patents, trademarks or other rights may be difficult and time consuming. Even if successful, litigation to defend our patents and trademarks against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources or desire to defend our patents or trademarks against challenges or to enforce our intellectual property rights.

We may be subject to claims that we, our board members, employees or consultants have used or disclosed alleged trade secrets or other proprietary information belonging to third parties and any such individuals who are currently affiliated with one of our competitors may disclose our proprietary technology or information.

As is commonplace in the biotechnology and pharmaceutical industries, some of our board members, employees and consultants are or have been employed at, or associated with, other biotechnology or pharmaceutical companies that compete with us. While employed at or associated with these companies, these individuals may become exposed to or involved in research and technology similar to the areas of research and technology in which we are engaged. We may be subject to claims that we, or our employees, board members, or consultants have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of those companies. Litigation may be necessary to defend against such claims. We have entered into confidentiality agreements with our executives and key consultants. However, we do not have, and are not planning to enter into, any confidentiality agreements with our non-executive directors because they have a fiduciary duty of confidentiality as directors. There is the possibility that any of our former board members, employees, or consultants who are currently employed at, or associated with, one of our competitors may unintentionally or willfully disclose our proprietary technology or information.

Our unpatented trade secrets, know-how, confidential and proprietary information, and technology may be inadequately protected.

We rely on unpatented trade secrets, know-how and technology. This intellectual property is difficult to protect, especially in the pharmaceutical industry, where much of the information about a product must be submitted to regulatory authorities during the regulatory approval process. We seek to protect trade secrets, confidential information and proprietary information, in part, by entering into confidentiality and invention assignment agreements with employees, consultants, and others. These parties may breach or terminate these agreements, and we may not have adequate remedies for such breaches. Furthermore, these agreements may not provide meaningful protection for our trade secrets or other confidential or proprietary information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized use or disclosure of confidential information or other breaches of the agreements. Despite our efforts to protect our trade secrets and our other confidential and proprietary information, we or our collaboration partners, board members, employees, consultants, contractors, or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors.

There is a risk that our trade secrets and other confidential and proprietary information could have been, or could, in the future, be shared by any of our former employees with, and be used to the benefit of, any company that competes with us.

If we fail to maintain trade secret protection or fail to protect the confidentiality of our other confidential and proprietary information, our competitive position may be adversely affected. Competitors may also independently discover our trade secrets. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secret protections against them, which could have a material adverse effect on our business.

Risks Related to Our International Operations

We are exposed to risks related to our international operations and failure to manage these risks may adversely affect our operating results and financial condition.

We, through our distribution partners, or through a license to Aspen Pharmacare Holdings Limited and its subsidiaries, or Aspen, sell our products globally. During the years ended December 31, 2011 and 2012 approximately 90% and 79% of our revenues, respectively, was attributable to our international customers. As of December 31, 2012, approximately 6% of our employees were located abroad. We expect that our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets. Therefore, we are subject to risks associated with having worldwide operations. These international operations will require significant management attention and financial resources.

International operations are subject to inherent risks and our future results could be adversely affected by a number of factors, including:

■	requirements or preferences for domestic products or solutions, which could reduce demand for our solutions;

■	differing existing or future regulatory and certification requirements;

■	management communication and integration problems related to entering new markets with different languages, cultures and political systems;

■	greater difficulty in collecting accounts receivable and longer collection periods;

■	difficulties in enforcing contracts;

■	difficulties and costs of staffing and managing non-U.S. operations;

■	the uncertainty of protection for intellectual property rights in some countries;

■	potentially adverse tax consequences, including regulatory requirements regarding our ability to repatriate profits to the U.S.;

■	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our solutions in certain non-U.S. markets; and

■	political and economic instability and terrorism.

Additionally, our international operations expose us to risks of fluctuations in foreign currency exchange rates. In certain circumstances and depending on the currencies in which certain sales are denominated, a decline in the value of the U.S. dollar relative to the value of these other local currencies could have a material adverse effect on the gross margins and profitability of our international operations. Additionally, an increase in the value of the U.S. dollar relative to the value of these local currencies results in our solutions being more expensive to potential customers and could have an adverse impact on our pricing or our ability to sell our solutions internationally. To date, we have not used risk management techniques to hedge the risks associated with these fluctuations. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign currency exchange exposure, they are based on forecasts that may vary or that may later prove to have been inaccurate. As a result, fluctuations in foreign currency exchange rates or our failure to successfully hedge against these fluctuations could have a material adverse effect on our operating results and financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar laws associated with our activities outside the U.S. could subject us to penalties and other adverse consequences.

We expect that a portion of our future revenue will be from jurisdictions outside of the U.S. We face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments or offers of payment to non-U.S. governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In many non-U.S. countries, particularly in countries with developing economies, some of which represent significant markets for us, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to comply with the FCPA and similar laws, such policy may not be effective at preventing all potential FCPA or other violations. Although our agreements with our distributors and resellers clearly state our expectations for our distributors’ and resellers’ compliance with U.S. laws and provide us with various remedies upon any non-compliance, including the ability to terminate the agreement, we also cannot guarantee our distributors’ and resellers’ compliance with U.S. laws, including the FCPA. Therefore there can be no assurance that none of our employees and agents, or those companies to which we outsource certain of our business operations, will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. As a result of our focus on managing our growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. Any violation of the FCPA and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, operating results and financial condition.

Non-U.S. governments tend to impose strict price controls that may adversely affect our future profitability.

In most non-U.S. countries, particularly in the European Union, prescription drug pricing and/or reimbursement is subject to governmental control. In those countries that impose price controls, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, or if there is competition from lower priced cross-border sales, our profitability will be negatively affected.

Risks Related to Our Ordinary Shares and this Offering

No public market for our ordinary shares currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this initial public offering, there has been no public market for our ordinary shares. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value or the trading price of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our share price may be volatile, and you may not be able to resell our ordinary shares at or above the price you paid.

The initial public offering price for our ordinary shares has been determined through our negotiations with the underwriters and may not be representative of the price that will prevail in the open market following the offering. Our share price after the completion of this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

■	a slowdown in the pharmaceutical industry or the general economy;

■	actual or anticipated quarterly or annual variations in our results of operations or those of our competitors;

■	actual or anticipated changes in our growth rate relative to our competitors;

■	changes in earnings estimates or recommendations by securities analysts;

■	fluctuations in the values of companies perceived by investors to be comparable to us;

■	announcements by us or our competitors of new products or services, significant contracts, commercial relationships, capital commitments or acquisitions;

■	competition from existing technologies and products or new technologies and products that may emerge;

■	the entry into, modification or termination of agreements with our sales representatives or distributors;

■	developments with respect to intellectual property rights;

■	sales, or the anticipation of sales, of our ordinary shares by us, our insiders or our other shareholders, including upon the expiration of contractual lock-up agreements;

■	our ability to develop and market new and enhanced solutions on a timely basis;

■	our commencement of, or involvement in, litigation;

■	additions or departures of key management or technical personnel;

■	changes in laws or governmental regulations applicable to us; and

■	the other factors described in this “Risk Factors” section.

In addition, in recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our ordinary shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our ordinary shares shortly following this offering. If the market price of our ordinary shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our share price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

The trading market for our ordinary shares will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports covering us, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, while we are an emerging growth company (i) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (iii) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (iv) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved.

As a result, our financial statements may not be comparable to companies that are not emerging growth companies or elect not to avail themselves of this relief. We may remain an emerging growth company until as late as December 31, 2018 (the fiscal year-end following the fifth anniversary of the completion of this initial public offering), though we may cease to be an emerging growth company earlier under certain circumstances, including (i) if the market value of our ordinary shares that is held by nonaffiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31, or (ii) if our gross revenues exceed $1 billion in any fiscal year. Although we are eligible under the JOBS Act to delay adoption of new or revised financial accounting standards until they are applicable to private companies, we have elected not to avail ourselves of this exclusion. This election by us is irrevocable.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our ordinary shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price of our ordinary shares may decline and/or become more volatile.

Our management might apply the proceeds of this offering in ways that do not increase the value of your investment.

Our management will have broad discretion as to the use of the net proceeds of this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We might apply the net proceeds of this offering in ways with which you do not agree, or in ways that do not yield a favorable return. If our management applies these proceeds in a manner that does not yield a significant return, if any, on our investment of these net proceeds, it would adversely affect the market price of our ordinary shares. For more information on our management’s planned use of proceeds, please read “Use of Proceeds” elsewhere in this prospectus.

Because our initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding ordinary shares, new investors will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our ordinary shares based on our total tangible assets, reduced by the amount of our total liabilities immediately following this offering. Therefore, if you purchase ordinary shares in this offering, you will experience immediate and substantial dilution of approximately $11.65 per share in pro forma, as adjusted net tangible book value, assuming (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus, (ii) a closing date of July 31, 2013 and (iii) no exercise of the underwriters’ over-allotment option to purchase additional shares the difference between the price you pay for our ordinary shares and its pro forma, as adjusted net tangible book value per share after completion of this offering. Please read the section of this prospectus entitled “Dilution” for more information on this calculation. Furthermore, any issuance of shares in connection with acquisitions by us, the exercise of stock options or warrants or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

A significant portion of our total outstanding ordinary shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of our ordinary shares intend to sell shares, could reduce the market price of our ordinary shares. Assuming the completion of the Reorganization Transactions described in the section of this prospectus entitled “Corporate Formation and Reorganization,” as of March 31, 2013, Cordial, which is controlled by Vollin and entities affiliated with Phoenix IP Ventures, beneficially owned substantially all of our outstanding equity interests. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our share price to decline. Based on shares outstanding as of March 31, 2013, upon completion of this offering, we will have approximately 31.8 million outstanding ordinary shares, assuming (i) an initial public offering price of $15.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, (ii) a closing date of July 31, 2013 and (iii) no exercise of the underwriters’ over-allotment option to purchase additional shares. As of the date of this prospectus, approximately 25.2 million ordinary shares will be subject to a 180-day contractual lock-up with the underwriters. The underwriters may, in their sole discretion and without notice, release all or any portion of the shares from these lock-up arrangements, and the lock-up agreements are subject to certain exceptions. See “Underwriting” for more information.

In addition, as of March 31, 2013, assuming the completion of the Reorganization Transactions, there were 804,875 ordinary shares subject to outstanding options granted (at an assumed initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013), an additional 15,359 ordinary shares issued pursuant to exercised options (at an assumed initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013) issued under our 2012 Share Option Plan, or the 2012 Plan, that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements described above and Rules 144 and 701 promulgated under the Securities Act of 1933, as amended. Prior to the consummation of this offering, we intend to grant options to purchase ordinary shares (which will have an exercise price equal to the price at which ordinary shares are sold in this offering) to certain of our employees for all of the remaining ordinary shares reserved for issuance under the 2012 Plan. We intend to register the ordinary shares issuable upon exercise of these options. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180-day lock-up periods under the lock-up agreements described above and in the “Underwriting” section of this prospectus.

Vollin Holdings Limited will be able to exert significant influence over us and our significant corporate decisions.

After this offering, Vollin will continue to beneficially own more than 50% of our outstanding ordinary shares. For as long as Vollin continues to beneficially own ordinary shares representing more than 50% of the voting power of our ordinary shares, Vollin will be able to direct the election of all of the members of our board of directors and control the outcome of all other matters requiring shareholder approval, including amending our Memorandum and Articles of Association, regardless of whether others believe that any such transaction is in our best interests. Vollin may act in a manner that advances its best interests and not necessarily those of other shareholders, including investors in this offering, by, among other things:

■	delaying, preventing or deterring a change in control of us;

■	entrenching our management or our board of directors; or

■	causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

So long as Vollin continues to beneficially own a significant amount of our outstanding ordinary shares, even if such amount is less than 50%, it will continue to be able to strongly influence our decisions. The concentration of ownership could deprive shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and may adversely affect the trading price for our ordinary shares because some investors perceive disadvantages in owning shares in companies with concentrated equity ownership.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, shareholders must rely on share appreciation for any return on their investment.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our ordinary shares in the foreseeable future. Consequently, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our ordinary shares.

Provisions in our constitutional documents may delay or prevent our acquisition by a third party.

Our Amended and Restated Memorandum of Association and Articles of Association, or our Amended and Restated Memorandum and Articles of Association, contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. These provisions include, among others:

■	providing for a classified board of directors with staggered, three-year terms;

■	providing for plurality voting in the election of directors;

■

providing that our directors may be removed, with or without cause, by a vote of more than 50% of the votes of the ordinary shares present at the meeting of shareholders that are voted on the matter, provided, that if Cordial, its shareholders and their respective affiliates no longer beneficially own at least 50% of our then-outstanding ordinary shares, the vote of shareholders holding at least 75% of the voting power of the then-outstanding ordinary shares will be required to remove directors;

■	authorizing the board of directors to issue, without shareholder approval, additional shares of our share capital, including shares that have rights senior to our ordinary shares;

■	authorizing the board of directors to change the authorized number of directors and to fill board vacancies;

■

requiring the approval of our board of directors and/or a vote of more than 50% of the votes of the ordinary shares that are present at the meeting of shareholders and are voted (depending upon the type of amendment(s) in question) to amend our Amended and Restated Memorandum and Articles of Association, provided, that (where a shareholders’ resolution is required in connection with such amendment) if Cordial, its shareholders and their respective affiliates no longer beneficially own at least 50% of our then-outstanding ordinary shares, the vote of shareholders holding at least 75% of the voting power of the then-outstanding ordinary shares will be required for shareholders to amend our Amended and Restated Memorandum and Articles of Association;

■

requiring shareholders that seek to present proposals before, or to nominate candidates for election of directors at, a meeting of shareholders to provide advance written notice of such proposals or nominations;

■

prohibiting shareholder action by written consent without prior board approval at such time as Cordial, its shareholders and their respective affiliates no longer beneficially own at least 50% of our then-outstanding ordinary shares; and

■	limiting the liability of, and providing indemnification to, our directors and officers.

These and other provisions in our Amended and Restated Memorandum and Articles of Association could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for our ordinary shares and result in the market price of our ordinary shares being lower than it would be without these provisions. Please read “Description of Share Capital.”

We will be a “foreign private issuer” and “controlled company” under NASDAQ rules, and as such we are entitled to exemption from certain NASDAQ corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the U.S. and the rules of the NASDAQ Global Select Market, or NASDAQ, the exchange on which we applied to have our ordinary shares listed. Under the securities laws of the U.S., “foreign private issuers” are subject to reduced disclosure requirements under the Exchange Act and different financial reporting requirements, and are exempt from both U.S. federal proxy requirements and the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. Under NASDAQ rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of NASDAQ permit a “foreign private issuer” to follow its home jurisdiction practice in lieu of the listing requirements of NASDAQ. As a foreign private issuer, we may follow British Virgin Islands law, the law of our home jurisdiction, with respect to the foregoing requirements, which does not require that a majority of our board consist of independent directors or that we implement a nominating or corporate governance committee. Our board therefore may include fewer independent directors than would be required if we were subject to the NASDAQ rules. While we intend to comply with the NASDAQ corporate governance rules, for so long as we remain a foreign private issuer, our board’s approach may be different from that of a board with a majority of independent directors, and as a result, our management oversight may be more limited than if we were subject to the NASDAQ rules. If in the future we lose our status as a foreign private issuer, we would be required to comply with the NASDAQ rules within six months of the date of determination.

In addition, because Vollin will beneficially own more than 50% of the voting power of our ordinary shares after this offering, we will be considered to be a “controlled company” for the purposes of NASDAQ listing requirements. Under NASDAQ rules, a “controlled company” is permitted to opt out of the provisions that would otherwise require (i) our board of directors to be comprised of a majority of independent directors, (ii) compensation of our officers to be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors, and (iii) director nominees to be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. Although we intend to comply with these rules, we cannot assure you that we will not take advantage of these exemptions in the future. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ rules.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2013. If more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. on June 30 of any fiscal year, we will no longer be considered a foreign private issuer. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the first day of the fiscal year after the fiscal year during which we make a determination that we no longer qualify as a foreign private issuer, which reports are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the

Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing requirements of NASDAQ. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly higher.

Rights of shareholders under British Virgin Islands law differ from those under U.S. law, and, accordingly, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the BVI Business Companies Act, 2004, as amended, or the BVI Act, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S.. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies, as summarized under “Description of Share Capital—Shareholders’ Rights Under British Virgin Islands Law Generally.” The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a British Virgin Islands company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the U.S.

It may be difficult to enforce judgments against us or our executive officers and directors in jurisdictions outside the U.S.

Under our Amended and Restated Memorandum and Articles of Association, we may indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Furthermore, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether U.S. courts would enforce these provisions in an action brought in the U.S. under U.S. securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the U.S. based on certain liability provisions of U.S. securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the U.S., although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a non-U.S. court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Legislation has been introduced that could, if enacted, treat us as a U.S. corporation for U.S. federal income tax purposes.

On February 7, 2012, U.S. Senator Carl Levin introduced legislation in the U.S. Senate entitled the “CUT Loopholes Act.” Senator Levin and U.S. Representative Lloyd Doggett originally introduced similar legislative proposals in 2009 and similar legislation was proposed in 2010 and 2011. If enacted, this legislation could, among other things, cause us to be treated as a U.S. corporation for U.S. tax purposes, as the proposed legislation would generally so treat any corporation the shares of which are publicly traded on an established securities market, or whose gross assets are $50 million or more, if the “management and control” of such a corporation is, directly or indirectly, treated as occurring primarily within the U.S. The proposed legislation provides that a corporation will be so treated if substantially all of the executive officers and senior management of the corporation who exercise day-to-day responsibility for making decisions involving strategic, financial and operational policies of the corporation are located primarily within the U.S. To date, this legislation has not been approved by either the House of Representatives or the Senate. However, we can provide no assurance that this legislation or similar legislation will not ultimately be adopted. Any modification to the U.S. federal income tax laws that affects the tax residency of a non-U.S. company managed and controlled in the U.S. could adversely affect the U.S. federal taxation of some or all of our income and the value of our ordinary shares.

Challenges to our tax structure by tax authorities may adversely affect our financial position.

Iroko Pharmaceuticals Inc. is incorporated under the laws of the British Virgin Islands and as such is subject to British Virgin Islands tax laws. We believe that Iroko Pharmaceuticals Inc. is resident solely in the British Virgin Islands. If this tax position were challenged successfully by the relevant tax authorities in other jurisdictions in which Iroko Pharmaceuticals Inc. may operate, or if there are any changes in applicable tax laws or regulations or the interpretation thereof, such tax authorities could determine that Iroko Pharmaceuticals Inc. is a tax resident of a jurisdiction other than the British Virgin Islands. Such a determination could have a material adverse effect on our financial position and, in particular, result in unforeseen and possibly retroactive tax liabilities.

Iroko Pharmaceuticals Inc. has and will continue to have subsidiaries organized under the laws of various jurisdictions. Such subsidiaries are and will be subject to the tax laws of such jurisdictions. If the tax authorities of any or all of these jurisdictions were to successfully challenge our tax position with respect to income tax treaties and transfer prices affecting transactions between our subsidiaries or between our subsidiaries and us, we could be subject to increased taxes and possibly penalties, which could have a material adverse effect on our financial position.

Iroko Pharmaceuticals Inc. and each non-U.S. subsidiary intends to structure its operations with the goal that each such entity would not be subject to U.S. corporate income tax on the basis that it is not engaged in a trade or business in the United States. Nevertheless, there is a risk that the U.S. Internal Revenue Service, or IRS, may successfully assert that one or more of such entities is engaged in a trade or business in the United States, in which case these entities would be subject to U.S. tax at regular corporate rates on income that is effectively connected with the conduct of a U.S. trade or business, plus an additional 30% (or a lower applicable treaty rate, if any) “branch profits” tax on the dividend equivalent amount, which is generally effectively connected income with certain adjustments, deemed withdrawn from the United States. Any such tax would result in an effective tax rate that is higher than anticipated.

Our effective tax rate could increase, which would increase our income tax expense.

Our effective tax rate could be adversely affected by factors which are outside of our control, including:

■	changes in the relative proportions of income before taxes in the various jurisdictions in which we and our subsidiaries operate that have differing statutory tax rates;

■	changing tax laws, regulations and administrative positions and interpretations in various jurisdictions in which we and our subsidiaries operate;

■	determinations by tax authorities that we or any of our subsidiaries have established a taxable presence in jurisdictions in which we or they had not theretofore paid taxes;

■	successful challenges by tax authorities to the transfer prices among us and our subsidiaries; and

■	tax assessments, or any related interest or penalties, which could significantly affect our income tax expense.

We have a risk of being classified as a “controlled foreign corporation.”

As a company incorporated in the British Virgin Islands, we would be classified as a “controlled foreign corporation” for U.S. federal income tax purposes if any U.S. person held 10% or more of our ordinary shares (including ownership through the attribution rules of Section 958 of the Internal Revenue Code of 1986, as amended, or the Code), each such person a U.S. 10% Shareholder, and the sum of the percentages of ownership by all U.S. 10% Shareholders exceeded 50% (by voting power or value) of our ordinary shares. We are not currently a controlled foreign corporation; however, as a result of future sales of our ordinary shares by Vollin, we may be determined to be a controlled foreign corporation in the future. If we become a controlled foreign corporation, all U.S. 10% Shareholders would be subject to taxation under subpart F of the Code. The ultimate consequences of this determination are fact-specific but could include taxation of such U.S. 10% Shareholder on a pro rata portion of certain of our income, even in the absence of any distribution of such income, and the taxation of all or a portion of the gain recognized by such U.S. 10% Shareholders on a sale of our ordinary shares at rates applicable to ordinary income.

Certain non-U.S. shareholders may be subject to Foreign Accounts Tax Compliance Act withholding.

Provisions of the Code commonly referred to as FATCA impose a 30% withholding tax on “withholdable payments” to foreign financial institutions (which include most foreign investment vehicles) and certain other foreign entities unless various information reporting rules have been satisfied. For this purpose, withholdable payments generally include U.S.-source dividends, as well as the entire gross proceeds from a sale of equity instruments that can produce U.S.-source dividends. For FATCA purposes, under existing Treasury regulations, investors and financial intermediaries should treat any dividends paid by us as U.S.-source dividends. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is exempt from withholding tax generally or is capital gain). Applicable Treasury regulations will apply this withholding tax to dividend payments beginning on January 1, 2014 and gross proceeds payments beginning on January 1, 2017.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “could,” “potentially” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Forward-looking statements include, but are not limited to, statements about:

■	our use of the net proceeds from this offering;

■	the accuracy of our estimates regarding future expenses, revenues and capital requirements;

■	our ability to obtain and maintain regulatory approval of product candidates we may develop and our ability to maintain regulatory approval of our existing products;

■	regulatory developments in the U.S. and other countries;

■	the performance of third-party manufacturers and other service providers;

■	our plans to develop and commercialize our product candidates;

■	the rate and degree of market acceptance of our product candidates, if they receive regulatory approval;

■	our ability to obtain and maintain intellectual property protection for our product candidates;

■	the successful development of our sales and marketing capabilities; and

■	the success of competing drugs that are or become available.

These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results of operation, financial condition, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Moreover, we operate in a competitive and rapidly-changing industry in which new risks may emerge from time to time, and it is not possible for management to predict all risks.

You should refer to the section of this prospectus entitled “Risk Factors” for a discussion of important risks that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors and new risks that may emerge in the future, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We do not undertake to update any of the forward-looking statements after the date of this prospectus, except to the extent required by law.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, reports by market research firms, and other published independent sources. Independent industry publications and market reports relied upon include those generated by the FDA, Consumer Reports, IMS Health, the American Heart Association, the European Medicines Agency, the Osteoarthritis Research Society International, the National Institutes of Health, the Agency for Healthcare Research and Quality, the Journal of Medical Regulation, the American Society of Hypertension and Health Canada, among others. We draw conclusions from independent studies published in American Journal of Therapeutics, Journal of Rheumatology, Geriatrics Magazine, Arthritis Research and Therapy Journal, Journal of Obstetrics and Gynaecology Canada, Journal of Clinical Epidemiology, Pharmacoepidemiol Drug Safety Journal, PLoS Medicine Journal, Archives of Internal Medicine, and BMJ Journal.

Some data are also based on our good faith estimates, which are derived from other relevant statistical information, as well as the independent sources listed above. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets. Our assumptions and estimations are subject to change, and involve risks including those discussed in the “Risk Factors” section of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering of 6,500,000 ordinary shares, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $90.4 million, assuming an initial public offering price of $15.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus), or approximately $104.5 million if the underwriters exercise in full their option to purchase additional shares. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $6.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our ordinary shares, facilitate future access to public equity markets, increase awareness of our company among potential customers and improve our competitive position.

We intend to use the net proceeds of this offering as follows: (i) $19.5 million to fund the continued clinical development and regulatory filing of our submicron NSAID programs, including completion of the open label safety trial of Zorvolex™ for osteoarthritis pain ($0.5 million), Phase 3 trials for submicron meloxicam and submicron naproxen ($10.4 million), and further development of our other submicron NSAID product candidates ($8.6 million); (ii) $27.0 million for certain pre-commercialization activities for Zorvolex™ and Tiforbex™; and (iii) $5.0 million for the launch of Zorvolex™. We believe that the net proceeds from this offering will fund our product candidates through the development stages as indicated in the table below.

PRODUCT CANDIDATE	TARGET INDICATION	DEVELOPMENT STATUS	ANTICIPATED DEVELOPMENT STATUS FOLLOWING THE USE OF PROCEEDS FROM THIS OFFERING
Zorvolex™	Acute pain	NDA submitted December 2012; accepted for filing February 2013	Marketed
Zorvolex™	Osteoarthritis pain	Phase 3 complete	sNDA submitted
Tiforbex™	Acute pain	NDA submitted April 2013; accepted for filing July 2013	NDA filed
Submicron meloxicam	Osteoarthritis pain	Phase 1 and Phase 3 ongoing (1)	Phase 3 trials ongoing
Submicron naproxen	Osteoarthritis pain	Phase 2 complete (2)	Phase 3 trials ongoing

(1)

We have begun, and are enrolling patients for, two Phase 3 clinical trials for submicron meloxicam. In addition, we have completed two Phase 1 clinical trials for submicron meloxicam and have commenced a third Phase 1 clinical trial, which is proceeding concurrently with the Phase 3 clinical trials.

(2)	Phase 2 clinical trials have been completed for submicron naproxen. We are planning Phase 3 clinical trials with a potential start date in 2014.

In addition to the amounts disclosed above, we expect approximately $20.0-$25.0 million will be used to fund the initial implementation of our contract sales force. We expect the remaining proceeds to be used to fund our daily operations, including the sales of our currently marketed products, Indocin® and Aldomet®, general and administrative expenses, capital expenditures, working capital and the prosecution and maintenance of our intellectual property.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our shares. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board of directors. Under British Virgin Islands law, the Company may pay dividends to shareholders only if, immediately after the dividend, the value of the Company’s assets would exceed the Company’s liabilities and the Company would be able to pay its debts as they fall due. Furthermore, the Company’s directors must pass a resolution authorizing the payment of a dividend, which resolution must contain a statement that, in the opinion of the directors, immediately after the dividend, the value of the Company’s assets will exceed the Company’s liabilities and the Company will be able to pay its debts as they fall due.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2013:

■	on an actual basis;

■

on a pro forma basis to reflect (i) in April 2013, the conversion of $45.0 million in borrowings under our related-party line of credit and $4.9 million of accrued interest into 45,000,000 convertible preference shares, the conversion of $15.0 million of related-party promissory notes and accrued interest of $0.2 million into 15,000,000 convertible preference shares and the repayment of $4.5 million in borrowings under our related-party line of credit via an assignment of a $4.5 million note receivable due from iCeutica, (ii) the May 2013 issuance of 5,000,000 convertible preference shares for $5.0 million, (iii) the June 2013 issuance of 5,000,000 convertible preference shares for $5.0 million, (iv) the June 2013 issuance of a convertible note for $15.0 million, (v) the automatic conversion of all outstanding convertible preference shares and class 1 ordinary shares into an aggregate of 24,160,358 ordinary shares prior to the consummation of this offering and the conversion of our convertible note into 967,742 ordinary shares upon the consummation of this offering, in each case at an assumed initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013, and (vi) the issuance of 125,449 ordinary shares which we intend to grant as restricted shares to certain of our employees and other individuals associated with us prior to the consummation of the offering, in each case as if such events had occurred on March 31, 2013, and

■

on a pro forma as-adjusted basis to further reflect (i) the effectiveness of our Amended and Restated Memorandum and Articles of Association, which was filed on July 10, 2013, (ii) the issuance and sale by us of 6,500,000 ordinary shares in this offering at an assumed initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013, and (iii) the application of our estimated net proceeds from this offering as set forth under “Use of Proceeds,” after deducting the estimated underwriting discounts and estimated offering expenses payable by us, as if this offering had occurred on March 31, 2013.

You should read the information below in conjunction with the financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Corporate Formation and Reorganization” and “Certain Relationships and Related Person Transactions” included elsewhere in this prospectus.

	AS OF MARCH 31, 2013
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(unaudited) (in thousands)
Cash and cash equivalents	$11,060	$36,060	$126,458

Related-party line of credit	49,500	—	—
Related-party note payable	25,000	10,000	10,000

Shareholder’s equity (deficit):
Ordinary shares, par value $0.01; unlimited shares authorized, 1,000 shares issued and outstanding, actual; 1,000 shares authorized, 1,000 shares issued and outstanding, pro forma; shares authorized, 31,753,549 shares issued and outstanding, pro forma as adjusted	—	—	318
Additional paid-in capital	110,053	200,165	290,245
Accumulated other comprehensive loss	(408)	(408)	(408)
Accumulated deficit	(131,196)	(131,196)	(131,196)

Total shareholder’s equity (deficit)	(21,551)	68,561	158,959

Total capitalization	$52,949	$78,561	$168,959

The table above excludes the following as of March 31, 2013 (at an assumed initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013):

■	804,875 ordinary shares issuable upon the exercise of options at a weighted-average exercise price of $1.90 per share; and

■

15,631 options to purchase ordinary shares reserved for future issuance under the 2012 Plan. Prior to the consummation of this offering, we intend to grant options to purchase ordinary shares (which will have an exercise price equal to the price at which ordinary shares are sold in this offering) to certain of our employees for all of the remaining ordinary shares reserved for issuance under the 2012 Plan.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares after this offering.

The discussion and tables in this section are based on 25,253,549 ordinary shares outstanding as of March 31, 2013, which number reflects the pro forma adjustments as follows: (i) the conversion of $45.0 million in borrowings under our related-party line of credit and $4.9 million of accrued interest into 45,000,000 convertible preference shares, the conversion of $15.0 million of related-party promissory notes and accrued interest of $0.2 million into 15,000,000 convertible preference shares and the repayment of $4.5 million in borrowings under our related-party line of credit via an assignment of a $4.5 million note receivable due from iCeutica, (ii) the May 2013 issuance of 5,000,000 convertible preference shares for $5.0 million, (iii) the June 2013 issuance of 5,000,000 convertible preference shares for $5.0 million, (iv) the June 2013 issuance of a convertible note for $15.0 million and (v) the automatic conversion of all outstanding convertible preference shares and class 1 ordinary shares into an aggregate of 24,160,358 ordinary shares prior to the consummation of this offering and the conversion of our convertible note into 967,742 ordinary shares upon the consummation of this offering, and (vi) the issuance of 125,449 ordinary shares which we intend to grant as restricted shares to certain of our employees other individuals associated with us prior to the consummation of the offering, in each case at an assumed initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013.

Our historical net tangible book value as of March 31, 2013 was $(58.4) million, or $(58,416) per ordinary share. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of ordinary shares outstanding.

After giving effect to the pro forma adjustments, our pro forma net tangible book value as of March 31, 2013 would have been $31.7 million, or $31,696 per ordinary share.

After giving effect to our issuance and sale of 6,500,000 ordinary shares in this offering at the initial public offering price of $15.50 per ordinary share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been $122.1 million, or $3.85 per ordinary share. This represents an immediate increase in pro forma net tangible book value of $(31,692) per ordinary share to our existing shareholders and an immediate dilution of $11.65 in pro forma net tangible book value per ordinary share to investors purchasing ordinary shares in this offering.

Dilution per ordinary share to investors purchasing ordinary shares in this offering is determined by subtracting pro forma as adjusted net tangible book value per ordinary share after this offering from the initial public offering price per ordinary share paid by these investors. The following table illustrates this dilution on a per ordinary share basis:

Initial public offering price per ordinary share		$15.50
Historical net tangible book value per ordinary share as of March 31, 2013	$(58,416.00)
Increase in net tangible book value per ordinary share attributable to pro forma adjustments	90,112.00

Pro forma net tangible book value per ordinary share as of March 31, 2013	31,696.00
Increase in net tangible book value per ordinary share attributable to investors	(31,692.15)

Pro forma as adjusted net tangible book value after this offering		3.85

Dilution per share to investors		$11.65

A $1.00 increase or decrease in the assumed initial public offering price of $15.50 per ordinary share (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease, respectively, our pro forma as adjusted net tangible book value per ordinary share after this offering by $0.19 per ordinary share and the dilution in pro forma as adjusted net tangible book value to new investors by $0.81 per ordinary share, assuming the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2013 and after giving effect to the offering, based on an assumed initial public offering price of $15.50 per ordinary share (the midpoint of the price range set forth on the cover of this prospectus) and a closing date of July 31, 2013, the differences between existing shareholders and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us, and the average price per ordinary share paid.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER ORDINARY SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing shareholders	25,253,549	79.5%	$197.3	66.2%	$7.82
New investors	6,500,000	20.5	100.8	33.8	15.50

Total	31,753,549	100.0%	$298.1	100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $15.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all shareholders by approximately $6.5 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional ordinary shares in full, our existing shareholders would own 77.2% and our new investors would own 22.8% of the total number of ordinary shares outstanding after this offering.

The number of ordinary shares outstanding after this offering excludes the following (each as of March 31, 2013) (at an assumed initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013):

■	804,875 ordinary shares issuable upon the exercise of options at a weighted-average exercise price of $1.90 per share; and

■

15,631 options to purchase ordinary shares reserved for future issuance under the 2012 Plan. Prior to the consummation of this offering, we intend to grant options to purchase ordinary shares (which will have an exercise price equal to the price at which ordinary shares are sold in this offering) to certain of our employees for all of the remaining ordinary shares reserved for issuance under the 2012 Plan.

To the extent any of these options are exercised, there will be further dilution to new investors.

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus we provide information assuming (i) that the initial public offering price per ordinary share in this offering is $15.50, which is the midpoint of the price range set forth on the cover page of this prospectus, and (ii) a closing date for this offering of July 31, 2013. However, some of this information will be affected if the initial public offering price per ordinary share in this offering is different from the midpoint of the estimated price range or if this offering does not close on July 31, 2013. As further described in “Corporate Formation and Reorganization,” the number of ordinary shares into which our outstanding convertible preference shares and outstanding class 1 ordinary shares will convert will vary depending upon the initial public offering price and the closing date of this offering. This conversion will also impact certain information presented in this prospectus. The following table presents how some of the information set forth in this prospectus would be affected by an initial public offering price per ordinary share at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus, assuming a closing date for this offering of July 31, 2013, that the underwriters’ option to purchase additional common shares is not exercised and that the number of ordinary shares offered remains the same as that set forth on the cover page of this prospectus. The financial data in the following table has been calculated based on our unaudited interim consolidated financial statements as of March 31, 2013 included elsewhere in this prospectus.

Assumed Closing Date of July 31, 2013

	INITIAL PUBLIC OFFERING PRICE PER ORDINARY SHARE
	$14.00	$15.50	$17.00
	(unaudited) (Dollars in thousands, except share and per share data)
Outstanding ordinary shares following this offering
Number of ordinary shares held by the public	6,500,000	6,500,000	6,500,000
Number of ordinary shares held by Cordial	25,392,680	25,112,741	24,882,204
Number of ordinary shares held by others	138,160	141,644	144,513
Total number of ordinary shares outstanding following this offering	32,030,840	31,754,385	31,526,717
Number of ordinary shares subject to outstanding options	630,435	803,203	945,482
Ownership percentages following this offering
Percentage held by the public	19.9%	20.0%	20.0%
Percentage held by Cordial	77.8%	77.1%	76.6%
Percentage held by others	0.4%	0.4%	0.5%
Percentage held by option holders	1.9%	2.5%	2.9%
Use of proceeds
Proceeds from offering, net of underwriting discounts, to us	$84,630	$93,698	$102,765
Estimated offering expense to be borne by us	$3,300	$3,300	$3,300
Remaining proceeds to us	$81,330	$90,398	$99,465
Cash and cash equivalents and capitalization
Cash and cash equivalents	$117,390	$126,458	$135,525
Total debt	$10,000	$10,000	$10,000
Total shareholders’ equity	$149,891	$158,959	$168,026
Total capitalization	$159,891	$168,959	$178,026

Dilution
Pro forma as adjusted net tangible book value per ordinary share after the offering	$3.53	$3.85	$4.16
Dilution in pro forma as adjusted net tangible book value per ordinary share to investors in this offering	$10.47	$11.65	$12.84

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data for the periods indicated. The selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the selected consolidated balance sheet data as of March 31, 2013 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and our interim period results are not necessarily indicative of our results for a full year. The selected consolidated financial data below should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes thereto, and other financial information included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2011	2012	2012	2013
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Net product sales	$7,443	$6,704	$1,652	$1,879
Royalty revenues	3,538	3,176	770	755

	10,981	9,880	2,422	2,634

Costs and expenses:
Cost of sales (excluding amortization of intangible assets)	6,054	3,187	812	747
Amortization of intangible assets	1,717	1,717	429	429
Selling, general and administrative	18,913	27,017	4,946	10,519
Research and development	18,299	33,884	10,112	4,786
Acquired in-process research and development	—	11,000	—	—
Related-party management fee	1,500	1,500	375	375
Change in fair value of contingent consideration	1,000	3,500	—	—

	47,483	81,805	16,674	16,856

Operating loss	(36,502)	(71,925)	(14,252)	(14,222)
Total other income (expense), net	1,697	(2,789)	58	(2,887)

Loss from continuing operations before income tax benefit	(34,805)	(74,714)	(14,194)	(17,109)
Income tax benefit	(1,079)	—	—	—

Loss from continuing operations	(33,726)	(74,714)	(14,194)	(17,109)
Income from discontinued operations, net of tax	1,877	—	—	—

Net loss	$(31,849)	$(74,714)	$(14,194)	$(17,109)

(Loss) earnings per ordinary share—basic and diluted:
Loss per ordinary share from continuing operations	$(33,726)	$(74,714)	$(14,194)	$(17,109)
Discontinued operations per ordinary share, net of tax	1,877	—	—	—

Net loss per ordinary share—basic and diluted	$(31,849)	$(74,714)	$(14,194)	$(17,109)

Weighted average basic and diluted ordinary shares outstanding	1,000	1,000	1,000	1,000

Unaudited pro forma net loss		$(72,056)		$(14,654)

Unaudited pro forma basic and diluted net loss per ordinary share		$(3.86)		$(0.66)

Unaudited pro forma weighted average basic and diluted ordinary shares outstanding		18,670,892		22,102,958

	AS OF DECEMBER 31,		AS OF MARCH 31, 2013
	2011	2012
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,017	$11,884	$11,060
Related-party note receivable	—	4,500	4,500
Working capital	16,378	(50,322)	(68,088)
Total assets	68,484	80,898	79,371
Related-party line of credit	—	49,500	49,500
Related-party note payable	—	10,000	25,000
Total liabilities	12,828	85,671	100,922
Total shareholder’s equity (deficit)	55,656	(4,773)	(21,551)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The consolidated financial statements and financial information contained herein for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013 are presented for Iroko Pharmaceuticals Inc. and its consolidated subsidiaries. For the purposes of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, “we” or “us” refers to Iroko Pharmaceuticals Inc.

In September 2012, we were incorporated under the laws of the British Virgin Islands. In December 2012, we became a wholly owned subsidiary of Cordial Investments Inc., or Cordial, also incorporated under the laws of the British Virgin Islands. Vollin Holdings Limited, or Vollin, and affiliates of Phoenix IP Ventures-III, LLC, or Phoenix IP Ventures, own 100% of the outstanding voting shares of Cordial.

Prior to our incorporation, Vollin and Phoenix IP Ventures formed Iroko Intermediate Holdings, Inc., or Iroko Intermediate, a Delaware corporation, and a subsidiary of Iroko Holdings S.A., a Luxembourg societe anonyme. At such time, Vollin and Phoenix IP Ventures owned 100% of the outstanding voting interests of Iroko Holdings S.A. In August 2010, Iroko Intermediate acquired Iroko Holdings LLC, a Delaware limited liability company, or Iroko Holdings, the parent of Iroko Pharmaceuticals, LLC, a Delaware limited liability company, and our primary operating company. We refer to this transaction as the Acquisition. In December 2012, all of the shares of stock of Iroko Intermediate held by Iroko Holdings S.A. were transferred to us.

We have effected a series of transactions which are intended to consolidate our corporate structure. We refer to these transactions as the Reorganization Transactions. For a complete description of the Reorganization Transactions and our corporate structure, please refer to the “Corporate Formation and Reorganization” section of this prospectus.

We currently market two approved products, Indocin® (indomethacin) and Aldomet® (methyldopa). We sell these products in the U.S. and seven European countries: Austria, Belgium, France, Italy, Portugal, Spain and Switzerland. In addition, we receive royalties from rest of world sales generated by our licensee, Aspen Pharmacare Holdings Limited and its subsidiaries, or Aspen.

Our pipeline includes six submicron NSAID product candidates, four in late-stage development and two that are preclinical. Our late-stage product candidates are Zorvolex™, Tiforbex™, submicron meloxicam and submicron naproxen. Our late-stage product candidates include both acute and osteoarthritis pain indications in adult patients. Our two product candidates in preclinical development are submicron celecoxib and submicron ibuprofen.

We expect to continue to incur substantial additional operating losses and negative cash flows from operations for at least the next several years as we continue to develop our product candidates and seek marketing approval and, subject to obtaining such approval, the eventual commercialization of our product candidates. If we obtain marketing approval for Zorvolex™ and/or Tiforbex™, we will incur significant sales, marketing and outsourced manufacturing expenses. In addition, we expect to incur additional expenses to add operational, financial and information systems as well as personnel, including personnel to support our planned product commercialization efforts. We also expect to incur significant costs to comply with corporate governance, internal controls and similar requirements applicable to us as a public company following the closing of this offering. Our results may vary depending on many factors, including the progress and results of our preclinical studies and clinical trials, our ability to obtain marketing approval of Zorvolex™, Tiforbex™ and our other product candidates and, if approved, our ability to commercialize these products and achieve market acceptance of these products among physicians, patients and third-party payors.

To date, our revenues have been generated through sales of and royalties from Indocin® and Aldomet®, our approved products. We have financed our operations primarily through private placements of Iroko Intermediate’s common stock and preferred stock as well as a revolving credit facility. From our inception through March 31, 2013, we have received net proceeds of $107.9 million, $49.5 million and $15.0 million from the sale of Iroko Intermediate’s common and preferred stock, the revolving line of credit and notes payable, respectively.

Our recurring losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph regarding this uncertainty in its report on our consolidated financial statements as of and for the year ended December 31, 2012. Our current sources of revenue are not sufficient to sustain our present activities and we do not expect to generate significant incremental revenues until, and unless, the U.S. Food and Drug Administration, or the FDA, or other regulatory agencies approve Zorvolex™, Tiforbex™ or any other of our product candidates and we successfully commercialize any such product candidates. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations. Additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Our Marketed Products

We currently market two approved products, Indocin® (indomethacin) and Aldomet® (methyldopa). These products are marketed globally in 48 countries using a network of distributors, wholesalers and a licensee. Both products were acquired from Merck & Co., Inc. in 2007. Indocin®, approved in the United States in 1965, has been shown to be an effective anti-inflammatory agent, appropriate for long-term use in rheumatoid arthritis, ankylosing spondylitis and osteoarthritis. Aldomet®, approved in the United States in 1962, is one of the few anti-hypertensive products recommended for the management of hypertension (high blood pressure) during pregnancy.

We sell Indocin® and Aldomet® in seven European countries (Austria, Belgium, France, Italy, Portugal, Spain and Switzerland) using third-party distributors and a third-party logistics provider for warehousing and supplying products to distributors. Our products are manufactured on our behalf by contract manufacturing organizations, or CMOs. Outside of United States and the European countries noted above, our marketed products are sold, marketed and distributed by our licensee, Aspen. Aspen pays us a royalty of 50% on the net proceeds generated by its sales in these markets. The license agreement was entered into in December 2007 and has a 50 year term.

Our direct net sales of these products in the U.S. and Europe generated $6.7 million and $7.4 million of net sales for the years ended December 31, 2012 and 2011, respectively, and $1.9 million and $1.7 million for the three months ended March 31, 2013 and 2012, respectively. We received royalties in the amounts of $3.2 million and $3.5 million for the years ended December 31, 2012 and 2011, respectively, and $0.8 million for each of the three months ended March 31, 2013 and 2012 on net sales of our licensee, Aspen.

In 2007, we also acquired from Eli Lilly Canada, Inc. the rights, including trademarks, health registrations and product rights in Canada, to Vancocin® (vancomycin hydrochloride), an oral antibiotic indicated to treat two significant bacterial infections of the lower digestive tract. We marketed Vancocin® until it was sold in May 2011. The results of operations related to Vancocin® have been presented as discontinued operations in our consolidated statements of operations and as such, our total net sales does not include net sales of Vancocin® of $2.9 million for the year ended December 31, 2011.

Our Product Candidates

In addition to our marketed products, our pipeline includes six submicron NSAID product candidates, four in late-stage development and two that are preclinical. Our late-stage product candidates are Zorvolex™, Tiforbex™, submicron meloxicam and submicron naproxen. NSAIDs are one of the largest classes of pain-relieving medications and have been a mainstay of treatment for a variety of pain related conditions notwithstanding their potential adverse side effects. Our submicron NSAID product candidates are being developed using the proprietary SoluMatrix™ technology platform, which has been licensed to us by iCeutica for exclusive use in the NSAID market. The SoluMatrix™ technology platform has been shown to fundamentally change the absorption profile of our late-stage NSAID product candidates so that they are quickly dissolved and absorbed to allow rapid onset of pain relief at lower doses and lower systemic exposures than comparable commercially available NSAIDs. These candidates are in the development stage and, therefore, we have not generated any revenues from sales of our product candidates.

Financial Operations Overview

Net Product Sales

Net product sales consist of sales of our two marketed products, Indocin® and Aldomet®. We recognize revenues from product sales when title and risk of loss has passed to our customer, which is typically upon delivery to the customer, and when collectability is reasonably assured. Our net product sales reflect estimates for a variety of deductions such as chargebacks, government rebates, sales incentives, distribution service fees, product returns and other allowances that are recorded in the same period that the corresponding revenue is recorded.

Calculating provisions for these deductions involves significant estimates and judgments. These provisions are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and estimated payor mix based on third- party market research data. We review our estimates each reporting period and record any necessary adjustments to net product sales in the current period.

Revenues from the launch of a new or significantly unique product, for which we are unable to develop the requisite historical data on which to base estimates of returns and allowances due to the uniqueness of the therapeutic area or delivery technology as compared to other products in our portfolio and in the industry, may be deferred until such time that an estimate can be determined, all of the conditions above are met and the product has achieved market acceptance.

If the assumptions we used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be materially impacted.

Consistent with industry practice, we offer our customers a limited right to return product purchased directly from us, which is principally based upon the product’s expiration date. We will accept returns for six months prior to and up to twelve months after the product expiration date. Product returned is generally not resalable given the nature of our products and method of administration. We develop estimates for product returns based upon historical experience, shelf life and expiration date and other relevant factors.

Royalty Revenues

In December 2007, Iroko Holdings granted a license to Aspen, to be the sole promoter, distributor, marketer and seller of Aldomet® and Indocin®, or the Products, in Africa, Central and South America, Ireland, the United Kingdom, Australia, New Zealand and Asia (excluding China (other than Hong Kong), Japan, Pakistan, South Korea, and Sri Lanka (solely for Aldomet®)), or the Territory. We receive a quarterly royalty payment based upon Aspen’s net sales of the Products less costs incurred in manufacturing, packaging, and distributing the Products and regulatory costs.

Cost of Sales

Cost of sales includes all costs directly related to bringing purchased products to their final selling destination. It includes purchasing and receiving costs, inspection costs, warehousing costs, freight charges, costs to operate equipment and other shipping and handling activity.

Amortization of Intangible Assets

We recognize amortization expense over the useful lives for Indocin® and Aldomet® based on the fair value of those product rights estimated as of the date of the Acquisition.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses consist primarily of salaries and related costs for personnel, including share-based compensation expense, in our executive, finance and business development functions. Other SG&A expenses include facility costs and professional fees for legal, patent, consulting and accounting services.

We anticipate that our SG&A expenses will increase substantially in future periods due to increased research and development, or R&D, commercialization activities, headcount, expanded infrastructure and the implementation of a contract sales force to support the potential commercial launch of Zorvolex™ and Tiforbex™ in 2013 and 2014, respectively. While it is currently estimated that the increase related to the implementation of a contract sales force could be as much as $55.0 million annually, these costs are dependent on several factors. Such factors may include, but are not limited to: the approval by the FDA of our product candidates; market penetration and acceptance of our product candidates, if approved; and the success of competing drugs that are or become available. As a result, our actual expenses and future estimates may vary from our current expectations. To a lesser extent, we also expect to incur increases in legal, compliance, accounting, insurance and investor relations expenses associated with being a public company.

Research and Development and In-Process Research and Development Expenses

R&D expenses consist of costs associated with our research activities and the development and clinical testing of our product candidates. Our R&D expenses include employee-related expenses, including salaries and benefits, as well as external R&D expenses incurred under arrangements with third parties, such as contract research organizations, or CROs, CMOs, and consultants.

We expense R&D costs as incurred. We account for non-refundable advance payments for goods and services that will be used in future R&D activities as expenses when the service has been performed or when the goods have been received. We use our employee and infrastructure resources across multiple R&D projects. We do not allocate employee-related expenses or depreciation to any particular project.

We anticipate that our R&D expenses will increase substantially in connection with completing our ongoing Phase 3 clinical trials and seeking marketing approvals for our product candidates.

The successful development of our product candidates is highly uncertain due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

■	the scope, rate of progress and expense of our research and development activities;

■	clinical trial results;

■	the terms and timing of regulatory approvals; and

■	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of our product candidates could mean a significant change in the costs and timing associated with the development of such product candidates. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of our product candidates or if we experience significant delays in enrollment in any clinical trials of our product candidates, we could be required to expend significant additional financial resources and time on the completion of the clinical development of our product candidates.

Costs incurred in obtaining compound licenses as well as future milestone payments are immediately expensed as acquired in-process research and development expense provided that the compound has not reached technological feasibility, has not achieved regulatory approval for marketing and has no alternative future use.

Related-Party Management Fee

Beginning in September 2010, under the Iroko Holdings S.A. Shareholders Agreement, dated September 28, 2010, amended and restated on December 23, 2010 and further amended and restated on June 15, 2012, we have paid a $375,000 quarterly management services fee to Phoenix IP Ventures, in connection with its provision of certain management services, including formulating and implementing strategic plans with respect to our products, assisting in hiring of our executive management, assisting in negotiating third-party agreements and assisting in protecting our intellectual property. Since 2011, we have reimbursed Phoenix IP Ventures or its affiliates $0.1 million for expenses incurred in connection with its provision of such management services. This agreement terminates upon the consummation of this offering, at which time a new management services agreement with Phoenix IP Ventures, which also provides for an annual fee of $1.5 million, will take effect. See “Certain Relationships and Related Person Transactions—Management Services Agreement.”

Change in Fair Value of Contingent Consideration

In connection with the Acquisition, we are required to pay 50% of the future net product revenues from the three NSAID product candidates, Zorvolex™, Tiforbex™ and submicron naproxen, that we acquired up to a cumulative amount of $14.5 million and 5% on net product sales thereafter. In the event that we sublicense any of these product candidates prior to their commercialization, we are required to pay, at our election, either 50% of sublicense revenues or $5.0 million plus 5% of sublicensee net sales. The estimated fair value of the $14.5 million and $5.0 million payment obligation was recorded as part of the purchase price for the Acquisition. Each reporting period, we revalue this estimated obligation with changes recognized as a non-cash operating expense or income.

Other Income (Expense)

Related-Party Management Services Revenue

In conjunction with the Acquisition, we entered into a transition service agreement, or the Cardio TSA, with Iroko Cardio, LLC, or Cardio, whereby certain services provided to Cardio by Iroko Holdings would continue pursuant to modified terms of services and pricing. The original contract provided for an August 2012 termination date. In February 2011, we received a cancellation notification from Cardio, and substantially all services provided under the Cardio TSA ceased in May 2011.

In April 2011, Iroko Holdings S.A. acquired iCeutica. In November 2011, we entered into a Services Agreement with iCeutica, which was later replaced by a new Services Agreement in May 2012 with iCeutica pursuant to which we provided administrative and other shared services to iCeutica. This Services Agreement with iCeutica was terminated effective May 7, 2013.

Interest Expense

For the year ended December 31, 2012, we recognized $2.7 million of interest expense in connection with our related-party line of credit because the outstanding balance of our related-party line of credit will be repaid via the issuance our convertible preference shares, which receive a 20% annual compounding dividend.

Foreign Exchange (Loss) Income

The functional currency of our non-U.S. subsidiaries is the local currency. Transaction gains and losses are recorded within our consolidated statements of operations. We recorded foreign exchange income for the years ended December 31, 2012 and 2011 as a result of exchange rate fluctuations.

Future Charges

We will record a $1.2 million non-cash charge related to the immediate vesting of all outstanding options upon the closing of this offering.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of revenue recognition, valuation of long-lived assets, contingent consideration and share-based compensation. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition, results of operations or cash flows.

Although we believe that our estimates and assumptions are reasonable, they are based upon information available at the time the estimates and assumptions were made and actual results may differ significantly from our estimates. Our most critical accounting policies and estimates are described below:

Revenue Recognition

Net Product Sales. Our net product sales consist of revenues from sales of our pharmaceutical products, less estimates for sales deductions. We recognize revenue for product sales when title and risk of loss has passed to the customer, which is typically upon delivery to the customer and when collectability is reasonably assured.

Sales Deductions

As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions that are estimated and recorded in the same period that the revenues are recognized. These deductions represent estimates that are based on historical experience, estimated future trends, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions we use to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be materially impacted.

Returns and Allowances

Our provision for returns and allowances consists of our estimates of future product returns and pricing adjustments. Consistent with industry practice, we maintain a return policy that allows our customers to return certain product within a specified period of time both prior and subsequent to the product’s expiration date. Our return policy allows customers to receive credit for expired products within six months prior to expiration and within one year after expiration. The calculation of our provision for returns and allowances is based on historical experience, estimated future trends, estimated customer inventory levels and current contracts with our wholesale and indirect customers. We only offer product return rights on our U.S. marketed product, Indocin®. Our provision for returns and allowances of Indocin® was $0.3 million as of December 31, 2012 and 2011 and to date has not been material to our financial position.

Distribution Fees

We sell our products through a network of distributors throughout the United States and Europe, who charge us a fee for this service. The distribution fee is a set percentage of sales as specified in the distribution agreements. Our provision for distribution fees was $0.1 million and $25,000 as of December 31, 2012 and 2011, respectively, and to date has not been material to our financial position.

Rebates

We establish contracts with wholesalers and indirect customers that provide for rebates and other allowances which are estimated based upon the terms of the contracts with our customers, historical experience, estimated inventory levels of our customers and estimated future trends. Our rebate programs can generally be categorized into the following three types:

■	direct rebates;

■	indirect rebates; and

■	Medicaid and Medicare Part D rebates.

Direct rebates are generally rebates paid to direct purchasing customers based on a percentage applied to a direct customer’s purchases from us. Indirect rebates are rebates paid to “indirect customers” who have purchased our products from a wholesaler under a contract with us.

We are subject to rebates on sales made under governmental programs. In estimating our provisions for these types of rebates, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. These rebate reserves are estimated based upon the historical utilization levels, historical payment experience, historical relationship to revenues and estimated future trends. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers, after the final dispensing of the product by a pharmacy to a benefit plan participant. Medicaid reserves are based on expected payments, which are driven by patient usage and contract performance. Our provision for rebates was $0.1 million as of December 31, 2012 and 2011 and to date has not been material to our financial position.

Valuation of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are assessed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Recoverability of long-lived assets that will continue to be used in our operations is measured by comparing the carrying amount of the asset to the forecasted undiscounted future cash flows related to that asset. In the event the carrying value of the asset exceeds the undiscounted future cash flows, and the carrying value is not considered recoverable, an impairment loss is measured as the excess of the asset’s carrying value over its fair value, generally based on a discounted future cash flow method. As a result of the significance of our intangible assets, any recognized impairment loss could have a material adverse impact on our financial position and/or results of operations.

Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a product line in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in our use of the assets. We have not recorded any impairment charges for the three months ended March 31, 2013 or the years ended December 31, 2011 and 2012.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is assessed for impairment on an annual basis or more frequently if impairment indicators exist. The impairment model prescribes a two-step method for determining impairment. In the first step, the fair value of our one reporting unit is estimated using a discounted cash flow analysis. If the net book value of the reporting unit exceeds its estimated fair value, the reporting unit’s fair value would then be allocated to all of its assets and liabilities using the acquisition method with any residual fair value allocated to goodwill. An impairment charge is recognized only if the implied fair value of the reporting unit’s goodwill is less than its carrying amount.

Intangible assets related to our acquired in-process research and development, or IPR&D, assets for our product candidates are considered indefinite-lived intangible assets and are assessed for impairment annually, or more frequently if impairment indicators exist. Similar to the approach for testing goodwill recoverability, we use an income approach using a discounted cash flow model to estimate the fair value of our indefinite-lived assets. Our discounted cash flow models are highly reliant on various assumptions, including estimates of future cash flow, probability of commercial feasibility of our product candidates, discount rates, and expectations about variations in the amount and timing of cash flows and the probability of achieving the estimated cash flows.

No impairment charges related to goodwill or indefinite-lived assets were recorded for the three months ended March 31, 2013 or the years ended December 31, 2012 and 2011.

Acquisition of In-Process Research and Development and Fair Value of Contingent Consideration

Effective January 1, 2009, acquired businesses are accounted for using the acquisition method of accounting, which requires that the purchase price be allocated to the net assets acquired at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. In connection with the Acquisition, amounts allocated to intangible assets, and IPR&D related to our product candidates and contingent consideration were recorded at the date of the Acquisition based on their estimated fair values.

We used the “income method” to determine the fair value of our intangible assets, including IPR&D, beginning with our forecast of expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method include: the amount and timing of projected future cash flows, the amount and timing of projected costs to develop the IPR&D into commercially viable products and the discount rate selected to measure the risks inherent in the future cash flows.

Costs incurred in obtaining compound licenses as well as future milestone payments are immediately expensed as acquired in-process research and development expense provided that the compound has not reached technological feasibility, has not achieved regulatory approval for marketing and has no alternative future use. During 2012, we acquired the rights to submicron meloxicam, submicron celecoxib and submicron ibuprofen. As such, we recorded $11.0 million as acquired in-process research and development expense as additional research and development efforts and regulatory approvals are necessary to commercialize these product candidates.

As a result of the Acquisition, we may be required to make additional cash payments upon successful monetization of our IPR&D assets. The potential consideration is 50% of aggregate payments from such monetization up to $14.5 million and 5% of net sales thereafter. In addition, in the event we sublicense any of the IPR&D assets, we will, at our election, pay the sellers 50% of the sublicense revenues or $5.0 million plus 5% of the sublicensee net sales. For accounting purposes, the $14.5 million and $5.0 million future potential payments are considered contingent consideration.

The aggregate fair value of this contingent consideration liability increased from $3.0 million at December 31, 2011 to $6.5 million at December 31, 2012 and remained $6.5 million at March 31, 2013. The contingent consideration liability reflects management’s assessment of the probability that we may be obligated to make contingent consideration payments based on the anticipated timeline for the New Drug Application, or NDA, filings and FDA approvals as well as our estimates of future sublicense income. The most significant assumption used is the probability assigned to the successful monetization of the IPR&D assets. The probability was 40% and 70% as of December 31, 2011 and 2012, respectively, and 70% as of March 31, 2013.

Accrued Research and Development Expenses

We estimate preclinical study and clinical trial expenses based on the services performed pursuant to contracts with CROs and other vendors that conduct these activities on our behalf. In recognizing such expenses, we estimate the time period over which related services will be performed, compare the level of effort expended through the end of each period to the cumulative expenses recorded and payments made for such services and, if appropriate, accrue additional fees. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual accordingly.

We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. Although we do not expect our estimates to be materially different from amounts actually incurred, adjustments to these accruals in any particular period may result from differences in our understanding of the status and timing of services performed and the actual status and timing of services performed. To date, we have had no significant adjustments to accrued clinical expenses.

Share-Based Compensation

We use the Black-Scholes option-pricing model to value our option awards. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected life of options and share price volatility. As a private company, we do not have sufficient history to estimate the expected life of our options or the volatility of our ordinary share price. We use the “simplified method,” as allowed under the Securities and Exchange Commission’s, or SEC, accounting guidance, to determine the expected life, which is the midpoint between an option’s vesting date and contractual term. We use comparable public companies as a basis for our expected volatility to calculate the fair value of our option grants. We intend to continue to consistently apply this process using comparable companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available. The risk-free interest rate is based on U.S. Treasury instruments with a remaining term equal to the expected term of the option. The assumptions used in calculating the fair value of options represent our best estimate and involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, share-based compensation could be materially different in the future.

Prior to February 2012, all options were granted under the Iroko Holdings S.A. 2010 Option Plan, or the 2010 Plan, pursuant to which the holders of such options were eligible to acquire Class C shares of Iroko Holdings S.A. In January 2012, we adopted the Iroko Intermediate 2012 Stock Option/Stock Issuance Plan, which has since been amended to the 2012 Share Option Plan, or the 2012 Plan. In conjunction with the approval of the 2012 Plan, our board of directors approved an option exchange program pursuant to which option holders agreed to exchange their options held in Iroko Holdings S.A. under the 2010 Plan for options to acquire an equivalent number of shares of common stock of Iroko Intermediate under the 2012 Plan. Awards under the 2012 Plan have identical terms and conditions as the awards under the 2010 Plan.

The following table summarizes the options granted through March 31, 2013:

YEAR OF GRANT	NUMBER OF SHARES UNDERLYING OPTIONS GRANTED	EXERCISE PRICE PER SHARE	ESTIMATED FAIR VALUE PER SHARE AT GRANT DATE
2010	905,000	$1.52	$1.52	(1)
2011	25,000	$1.52	$1.52	(1)
2012	123,300	$1.52	$6.29	(2)
2013	12,500	$6.29	$6.29	(3)

(1)	Estimated fair value of the Iroko Holdings S.A. Class C shares
(2)	Estimated fair value of Iroko Intermediate common stock
(3)	Estimated fair value of Iroko Pharmaceuticals Inc. ordinary shares.

The fair value of Iroko Intermediate’s stock underlying grants of stock options is the most important factor in determining the value of our share-based compensation. Please see below for a discussion of these fair value estimates. Shares of Series A preferred stock and common stock of Iroko Intermediate held by Iroko Holdings S.A. are equivalent to the Class A and Class B shares held at the Iroko Holdings S.A. entity level. The 1,000,000 shares of common stock that have been allocated to the 2012 Plan are equivalent to the Class C shares held at the Iroko Holdings S.A. entity level.

2010 Grants

We engaged an independent third-party valuation firm to assist our board of directors in determining the fair value of Iroko Holdings S.A. Class C shares as of August 10, 2010. For purposes of that valuation, Iroko Holdings S.A.’s acquisition of the controlling member interest of Iroko Holdings LLC represented an arms-length equity value of the invested capital of us.

As defined within the Iroko Holdings S.A. Shareholders’ Agreement, there were three classes of equity interests at the time of the 2010 option grants: the Class A shares, the Class B shares, and the Class C shares.

Class A Shares—82,287,000 Class A shares were issued on August 20, 2010 for a purchase price of $72.6 million. The holders of Class A shares are entitled to one vote per share. The Class A shares were entitled to receive distributions after the holders of the Class B shares received their preferred cumulative dividend equal to $0.001 per share per annum. Except for the preferred cumulative return to the Class B shareholders, distributions to the Class A shareholders continued until such shares received an amount equal to the Class A original purchase price plus an internal rate of return of 10%, compounded annually, of the Class A original purchase price, or the First Distribution Hurdle. Upon achievement of the First Distribution Hurdle, the holders of Class A shares were entitled to receive 85% of distributions until each holder of Class A shares received an amount equal an internal rate of return of 10%, compounded annually, of the Class A original purchase price, or the Second Distribution Hurdle. After achievement of the Second Distribution Hurdle, Class A shares were entitled to receive 72% of all distributions.

Class B Shares—100 Class B shares were issued on August 20, 2010 for a purchase price of $0.10 per share. The holders of Class B shares have no voting rights. Distributions to the Class B shares are senior to all other distributions until the Class B shareholders received their preferred and cumulative dividend amount. After the First Distribution Hurdle and until the Second Distribution Hurdle is achieved, holders of Class B shares were entitled to 15% of all distributions. After achievement of the Second Distribution Hurdle, Class B shares were entitled to receive 18% of all distributions.

Class C Shares—1,000,000 Class C shares were authorized and available for issuance under 2010 Plan. Holders of Class C shares were entitled to one vote per share. Class C shares were entitled to participate in 10% of all distributions subsequent to achieving the First Distribution Hurdle and Second Distribution Hurdle.

In allocating Iroko Holdings S.A.’s aggregate equity value of $72.9 million to the Class A shares, Class B shares and Class C shares, we used methodologies and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, or the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid). We relied on the probability-weighted expected return method, or PWERM, which models a company’s stock value based on potential future liquidity events and applies probabilities to each scenario. These future liquidity events are then discounted to present value and, after applying the relevant probability for each potential event, result in a single probability-weighted equity value of the various classes of stock of a company.

For our valuation, we used the scenarios described above to generate nine different future enterprise values for our company. In determining the value of the Class C shares in initial public offering and mergers or acquisition scenarios, we assumed that the Class A shares and Class B shares then outstanding would be converted into Class C shares. In allocating value to the Class C shares in continuing operations and liquidation scenarios, we first allocated to Iroko Holdings S.A.’s then outstanding Class A shares and Class B shares the distribution preferences required by Iroko Holdings S.A.’s Shareholders’ Agreement, and then allocated 10% of any remaining value to the Class C shares.

The resulting implied value of Iroko Holdings S.A.’s Class C shares was $1.5 million, or $1.52 per share. The probability weightings utilized in the PWERM analysis took into consideration, among other things, a likelihood that our submicron product candidates would not successfully launch, leaving two products (Indocin® and Aldomet®) as the only assets generating cash flow. This scenario was given a probability weighting of 80% and was based on industry data for drugs entering Phase 3 trials. Additional scenarios were developed that considered various outcomes of success for the submicron product candidates. The probability of success for these scenarios was estimated to be 20%, or one minus the probability of failure (80%).

Based on a set of guideline public companies operating in the generic pharmaceutical industry, we estimated exit multiples of earnings before interest, taxes, depreciation, and amortization, or EBITDA, and applied such multiples to our positive and negative scenarios. For our negative scenarios, a lower multiple was deemed appropriate as our main cash flows from operations would be derived from two products that do not possess patent protection and compete with generic products, and thus would not command a premium in the event of a sale or initial public offering. For our success scenarios, we selected a core exit multiple consistent with the median latest fiscal year EBITDA multiple of the guideline public companies operating in the generic pharmaceutical industry.

The exit values were reduced for debt outstanding and increased for cash and option proceeds. The residual distributed to each class of stock was discounted to a present value over the respective holding period based on a required rate of return selected separately for each class of stock. The discount rates for Class A shares, Class B shares and Class C shares were 47.0%, 67.0%, and 92.0%, respectively. These discount rates reflect the high level of risk that was inherent in our business and address the extraordinary risks that we faced relative to alternative investments in the market.

2011 Grants

During 2011, we did not obtain an update to the August 2010 valuation given that the number of 2011 option grants were not significant as noted in the above table.

2012 Grants

The estimated fair value of Iroko Intermediate’s common stock during 2012 was based on an independent third-party valuation that was performed as of November 30, 2012. The exercise price for options granted during 2012 was based on the initial valuation for Iroko Holdings S.A.’s Class C shares as of August 10, 2010. Since the November 30, 2012 valuation was not available at the time of the grants during 2012, our board of directors based the exercise price on the most recently available valuation, which was the original August 10, 2010 valuation for Iroko Holdings S.A. Class C shares and such other factors considered by our board of directors at the time of grant.

With respect to the November 30, 2012 valuation, we used the income approach to estimate our equity value. The income approach involves applying an appropriate risk-adjusted discount rate to projected cash flows based on forecasted revenue and costs. For the November 30, 2012 valuation, we used a risk-adjusted discount rate of 70.0% to discount the projected cash flows to the valuation date within the income approach. This discount rate is based upon a market-derived weighted average cost of capital, which takes into account the required rate of return for debt and equity investors.

We prepared financial forecasts used in the computation of the equity value for the income approach. The financial forecasts were based on assumed revenue growth rates and operating margin levels that took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital rates.

We then used an option pricing model to allocate the calculated equity value between Iroko Intermediate Series A preferred and common stock outstanding. The holders of Iroko Intermediate Series A preferred stock are entitled to a dividend at an internal rate of return of 20%, compounded annually.

2013 Grants

The estimated fair value of the options granted during the three months ended March 31, 2013 was based on the November 30, 2012 valuation as we had not obtained an updated independent third-party valuation since such date.

We believe the difference between the fair value of our common stock on November 30, 2012, as determined by our Board of Directors, and the preliminary price range, as recommended by the underwriters, is the result of the following factors:

■	the increased likelihood of consummating our initial public offering since November 30, 2012;

■

the preliminary price range necessarily assumes that the initial public offering will occur and a public market for our ordinary shares has been created, and therefore excludes any marketability or illiquidity discount for our ordinary shares, which was appropriately taken into account in the Board of Directors’ fair value determination;

■	the submission of an NDA with the FDA for Zorvolex™ in December 2012, which was accepted for filing by the FDA in February 2013; and

■	the submission of an NDA with the FDA for Tiforbex™ in April 2013, which was accepted for filing in July 2013.

We recorded share-based compensation expense of $0.3 million and $0.2 million during the years ended December 31, 2012 and 2011, respectively, and $0.1 million for each of the three months ended March 31, 2013 and 2012. In future periods, we expect share-based compensation expense to increase as we issue additional share-based awards to continue to attract and retain employees. As of March 31, 2013, we had $1.2 million of unrecognized share-based compensation expense related to equity instruments previously granted, which is expected to be recognized over a weighted average period of 7.2 years.

There is inherent uncertainty in our forecasts and projections and, if we had made different assumptions and estimates than those described above, the amount of our share-based compensation expense, net loss, and net loss per share amounts could have been materially different.

Results of Operations

The following table sets forth, for the period indicated, our results of operations:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2011	2012	2012	2013
			(unaudited)
	(amounts in thousands)
Revenues:
Net product sales	$7,443	$6,704	$1,652	$1,879
Royalty revenues	3,538	3,176	770	755

	10,981	9,880	2,422	2,634

Costs and expenses:
Cost of sales (excluding amortization of intangible assets)	6,054	3,187	812	747
Amortization of intangible assets	1,717	1,717	429	429
Selling, general and administrative	18,913	27,017	4,946	10,519
Research and development	18,299	33,884	10,112	4,786
Acquired in-process research and development	—	11,000	—	—
Related-party management fee	1,500	1,500	375	375
Change in fair value of contingent consideration	1,000	3,500	—	—

	47,483	81,805	16,674	16,856

Operating loss	(36,502)	(71,925)	(14,252)	(14,222)

Other income (expense):
Related-party management fee	1,297	198	22	—
Interest expense	—	(2,658)	—	(2,455)
Foreign exchange (loss) gain	313	92	132	(451)
(Loss) gain on asset disposal	—	(324)	—	23
Other (expense) income, net	87	(97)	(96)	(4)

	1,697	(2,789)	58	(2,887)

Loss from continuing operations before income tax benefit	(34,805)	(74,714)	(14,194)	(17,109)
Income tax benefit	(1,079)	—	—	—

Loss from continuing operations	(33,726)	(74,714)	(14,194)	(17,109)
Income from discontinued operations, net of tax	1,877	—	—	—

Net loss	$(31,849)	$(74,714)	$(14,194)	$(17,109)

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012

Net Product Sales

Total net product sales, which we derive from our sales of Indocin® and Aldomet®, were $1.9 million for three months ended March 31, 2013, an increase of $0.2 million, or 14%, from $1.7 million for the three months ended March 31, 2012. The following table sets forth for the periods indicated, our total net product sales by geography expressed as dollar amounts and the changes in net product sales between the specified periods expressed in dollar amounts and percentages:

	THREE MONTHS ENDED MARCH 31,						CHANGE 2013/2012
	2012			2013
	US	EUROPE	TOTAL	US	EUROPE	TOTAL	TOTAL
	(unaudited)						$	%
	(dollar amounts in thousands)
Gross product sales	$621	$1,262	$1,883	$775	$1,585	$2,360	$477	25%

Less:
Distribution fees	51	36	87	63	136	199	112	129%
Returns & allowances	71	—	71	65	—	65	(6)	(8)%
Rebates	73	—	73	217	—	217	144	197%

Total sales deductions	195	36	231	345	136	481	250	108%

Total net product sales	$426	$1,226	$1,652	$430	$1,449	$1,879	$227	14%

Gross product sales increased by $0.5 million, or 25%, from $1.9 million for the three months ended March 31, 2012 to $2.4 million for the three months ended March 31, 2013. This increase was primarily the result of lower unit sales in Europe in 2012 following a temporary disruption in sales of Aldomet® as a result of delays in the approval of the required marketing authorizations as a result of our transition to a different manufacturer. The increase also resulted from an increase in the average price of units sold in the United States.

Total sales deductions increased by $0.3 million, or 108%, from $0.2 million for the three months ended at March 31, 2012 to $0.5 million for the three months ended March 31, 2013. The increase was primarily due to an increase in our rebates from our United States sales increased due to changes in our customer mix resulting in higher sales to government entities and an increase in distribution fees in Europe as a result of higher sales.

Indocin®

Total net Indocin® sales were $1.2 million for the three months ended March 31, 2013, an increase of $0.2 million, or 20% from $1.0 million for the three months ended March 31, 2012. The following table sets forth for the periods indicated our net sales of Indocin® by geography:

	THREE MONTHS ENDED MARCH 31,						CHANGE 2013/2012
	2012			2013
	US	EUROPE	TOTAL	US	EUROPE	TOTAL	TOTAL
	(unaudited)						$	%
	(dollar amounts in thousands)
Indocin® revenues	$621	$588	$1,209	$775	$832	$1,607	$398	33%

Less:
Distribution fees	51	17	68	63	64	127	59	87%
Returns & allowances	71	—	71	65	—	65	(6)	(8)%
Rebates	73	—	73	217	—	217	144	197%

Total sales deductions	195	17	212	345	64	409	197	93%

Net Indocin® sales	$426	$571	$997	$430	$768	$1,198	$201	20%

Total Indocin® revenues increased due to an increase in the average sales price and overall increase in units sold in the United States and Europe. The increase in European sales is the result of lower unit sales in Europe in 2012 following a temporary disruption in sales of Aldomet® as a result of delays in the approval of the required marketing authorizations as a result of our transition to a different manufacturer. The increase in U.S. sales is due to an increase in units sold for suppositories as well as an increase in the average sales price for suppositories and oral suspension.

The increase in our Indocin® net sales was impacted by an increase in our rebates from our United States sales due to a change in our customer mix resulting in higher sales to government entities.

Aldomet®

Total net Aldomet® sales were $0.7 million for the three months ended March 31, 2013, and for the three months ended March 31, 2012. The following table sets forth for the periods indicated our net sales of Aldomet® in Europe, as we do not currently market Aldomet® in the U.S.:

	THREE MONTHS ENDED MARCH 31,		CHANGE 2013/2012
	2012	2013
	(unaudited)		$	%
	(dollar amounts in thousands)
Aldomet® revenues	$674	$753	$79	12%

Less:
Distribution fees	19	72	53	279%

Net Aldomet® sales	$655	$681	$26	4%

Total Aldomet® revenues increased due to an increase in the average sales price coupled with an increase in units sold in Spain and Portugal. Sales in Spain and Portugal increased as a result of lower unit sales in Europe in 2012 following a temporary disruption in sales of Aldomet® as a result of delays in the approval of the required marketing authorizations as a result of our transition to a different manufacturer.

Royalty Revenues

We recorded royalty revenue of $0.8 million under our license with Aspen for each of the three-month periods ended March 31, 2012, and 2013.

Cost of Sales

Cost of sales for the three months ended March 31, 2013 was $0.7 million, a decrease of $0.1 million, or 8%, from $0.8 million for the three months ended March 31 2012. This decrease was due to a decrease in the cost of bulk product and packaging costs.

Selling, General and Administrative Expenses

SG&A expenses for the three months ended March 31, 2013 were $10.5 million, an increase of $5.6 million, or 113%, from $4.9 million for the three months ended March 31, 2012. This increase was due to increases in personnel expenses ($1.2 million), travel and entertainment expenses ($0.3 million), and facilities expenses ($0.8 million) as a result of increases in headcount, increases in sales and marketing expenses ($1.1 million) and compliance costs ($0.7 million) to support pre-launch activities for our product candidates in Phase 3 development, as well as an increase in professional fees ($0.8 million), and costs related to this offering ($0.7 million).

Research and Development Expenses

Research and development expense for each of projects consist of direct expenses, including raw materials and supplies. We also generally incur third-party costs related to these projects, such as contract research, clinical development, manufacturing and consulting costs. In addition to direct costs, we also incur indirect expenses related to our research and development activities. Such expenses include depreciation, salaries and other costs of personnel.

The following table sets forth, for the periods indicated, our research and development expenses:

	THREE MONTHS ENDED MARCH 31,		CHANGE 2013/2012
	2012	2013	$	%
	(unaudited)
	(dollar amounts in thousands)
Clinical development, regulatory and manufacturing expense	$7,673	$3,524	$(4,149)	(54%)
Formulation and process development	2,031	787	(1,244)	(61%)
Indirect expenses	408	475	67	16%

	$10,112	$4,786	$(5,326)	(53%)

Our research and development expenses for the three months ended March 31, 2013 were $4.8 million, a decrease of $5.3 million, or 53%, from $10.1 million for the three months ended March 31, 2012. The decrease was due to the following:

■

a decrease in clinical expenses as a result of the completion of three Phase 3 clinical trials of Zorvolex™ ($4.0 million) and the completion of a Phase 3 clinical trial of Tiforbex™ ($2.9 million) partially offset by increases in clinical expenses due to the continuation of two Phase 3 clinical trials of submicron meloxicam ($2.1 million) and the continuation of a pharmacokinetic study of Tiforbex™ ($0.1 million); and

■

a decrease in formulation and process development expenses as a result of the progression of Zorvolex™ and Tiforbex™ through Phase 3 clinical trials ($1.6 million), partially offset by increased formulation and process development expenses related to the Phase 3 trials of submicron meloxicam ($0.2 million) and the initiation of development of submicron naproxen ($0.2 million), partially offset by

■	an increase in regulatory expenses ($0.3 million) related to the preparation of our NDA submission for Tiforbex™; and

■

an increase in manufacturing expenses ($0.3 million) for commercial scale-up and validation activities for Zorvolex™, partially offset by a decrease in expenses related to the commercial scale-up and validation activities for Zorvolex™ ($0.1 million).

The following table sets forth, for the periods indicated, our research and development expenses by product candidate:

	THREE MONTHS ENDED MARCH 31,		CHANGE 2013/2012
	2012	2013	$	%
	(unaudited)
	(dollar amounts in thousands)
Zorvolex™	$5,031	$714	$(4,317)	(86%)
Tiforbex™	4,578	968	(3,610)	(79%)
Submicron meloxicam	—	2,294	2,294
Submicron naproxen	9	245	236	2622%
Cross-program expenses	494	565	71	14%

	$10,112	$4,786	$(5,326)	(53%)

The changes by product candidate were as follows:

■

a $4.3 million decrease in research and development expenses related to Zorvolex™ due to a decrease in clinical expenses as a result of completion of a Phase 3 clinical trial for acute pain ($1.6 million), the completion of two Phase 3 clinical trials for osteoarthritis pain ($2.4 million), a decrease in regulatory expenses and clinical supply material as a result of the completion of the Phase 3 studies ($0.1 million) and a decrease in manufacturing expenses as a result of decreases in commercial scale-up and validation activities ($0.2 million);

■

a $3.6 million decrease in research and development expenses related to Tiforbex™ due to a decrease in clinical expenses as a result of the completion of a Phase 3 clinical trial ($2.9 million), a decrease in registration expenses and clinical supply material as a result of the completion of a Phase 3 clinical trial ($0.7 million) and a decrease in formulation and process development activities ($0.7 million) as a result of the progression of Tiforbex™ into Phase 3 clinical trials. These decreases were partially offset by increases in manufacturing expenses ($0.3 million) for commercial scale-up and validation activities, regulatory expenses ($0.3 million) and clinical expenses ($0.1 million) related to the continuation of a Phase 1 pharmacokinetic study;

■

a $2.3 million increase in research and development expenses related to submicron meloxicam due to an increase in clinical expenses as a result of the continuation of two Phase 3 clinical trials ($2.1 million) and an increase in expenses related to formulation and process development activities ($0.2 million);

■

a $0.2 million increase in research and development expenses related to submicron naproxen due to an increase in manufacturing expenses ($0.2 million) for the commencement of non-GMP scale-up work; and

■	a $0.1 million increase in research and development expenses related to cross-program expenses due to increased employee costs.

Cross-program expenses incurred are not reasonably allocable to specific product candidates as work on one program often supports or enhances another program. We have assembled a cross-functional team to support the development of our product candidates using a platform technology. Employees associated with our research and development function are not dedicated to any given program, but provide their expertise across all of our development programs as the need for such expertise arises.

Related-Party Management Fees

Related-party management fees of $375,000 were paid to Phoenix IP Ventures for both of the three months ended March 31, 2013 and 2012 under the Iroko S.A. Shareholders Agreement, which commenced in August 2010.

Other Income (Expense), net

Other expense was $2.9 million for the three months ended March 31, 2013 compared to other income of $0.1 million for the same period in 2012. During the three months ended March 31, 2013 we recorded $2.5 million of imputed interest in connection with our related-party line of credit and notes payable.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net Product Sales

Total net product sales, which we derive from our sales of Indocin® and Aldomet®, were $6.7 million for the year ended December 31, 2012, a decrease of $0.7 million, or 10%, from $7.4 million for the year ended December 31, 2011. The following table sets forth for the periods indicated, our total net product sales by geography expressed as dollar amounts and the changes in net product sales between the specified periods expressed in dollar amounts and percentages:

	YEAR ENDED DECEMBER 31,						CHANGE 2012/2011
	2011			2012
	US	EUROPE	TOTAL	US	EUROPE	TOTAL	TOTAL
							$	%
	(dollar amounts in thousands)
Gross product sales	$2,566	$6,963	$9,529	$3,036	$5,158	$8,194	$(1,335)	(14%)

Less:
Distribution fees	216	676	892	241	495	736	(156)	(17%)
Returns & allowances	809	—	809	374	—	374	(435)	(54%)
Rebates	384	1	385	358	22	380	(5)	(1%)

Total sales deductions	1,409	677	2,086	973	517	1,490	(596)	(29%)

Total net product sales	$1,157	$6,286	$7,443	$2,063	$4,641	$6,704	$(739)	(10%)

Gross product sales decreased by $1.3 million, or 14%, from $9.5 million during the year ended December 31, 2011 to $8.2 million during the year ended December 31, 2012. This decrease was a result of decreased unit sales in Europe, primarily due to a temporary disruption in sales of Aldomet® in Spain and France and Indocin® in Portugal and Spain as a result of delays in the approval of the required reauthorization to market in each of these countries following our transition to a different manufacturer of our products. The decreases were partially offset by increases in unit sales of Indocin® suppositories as a result of our effort to disseminate information regarding the increased efficacy of the use of suppositories versus oral administration coupled with an increased average price per unit sold in the United States.

Total sales deductions decreased by $0.6 million, or 29%, from $2.1 million during the year ended December 31, 2011 to $1.5 million during the year ended December 31, 2012. The decrease was due primarily to a decrease in returns and allowances as a result of higher than anticipated returns of expired product in 2011 and a decrease in distribution fees in Europe as a result of decreased European sales.

Indocin®

Total net Indocin® sales were $4.1 million for the year ended December 31, 2012, a decrease of $0.3 million, or 8%, from $4.4 million for the year ended December 31, 2011. The following table sets forth for the periods indicated our net sales of Indocin® by geography:

	YEAR ENDED DECEMBER 31,						CHANGE 2012/2011
	2011			2012
	US	EUROPE	TOTAL	US	EUROPE	TOTAL	TOTAL
							$	%
	(dollar amounts in thousands)
Indocin® revenues	$2,566	$3,760	$6,326	$3,036	$2,306	$5,342	$(984)	(16%)

Less:
Distribution fees	216	448	664	241	216	457	(207)	(31%)
Returns & allowances	809	—	809	374	—	374	(435)	(54%)
Rebates	384	1	385	358	22	380	(5)	(1%)

Total sales deductions	1,409	449	1,858	973	238	1,211	(647)	(35%)

Net Indocin® sales	$1,157	$3,311	$4,468	$2,063	$2,068	$4,131	$(338)	(8%)

Total Indocin® revenues decreased as a result of decreased unit sales in Europe, due to a temporary disruption in sales in Spain and Portugal as a result of delays in the approval of the required reauthorization to market in each of these countries following our transition to a different manufacturer of our products, as well as a decrease in the average European price per unit sold. The decrease in Indocin® revenues was partially offset by an increase in unit sales of Indocin® suppositories in the U.S. as a result of our effort to disseminate information regarding the increased efficacy of the use of suppositories versus oral administration coupled with an increase in the U.S. average price per unit sold.

The decrease in Indocin® net sales was partially offset by a decrease in total sales deductions. This decrease was due to a decrease in European distribution fees as a result of decreased unit sales and a decrease in U.S. returns and allowances as a result of higher than anticipated returns of expired product in 2011.

Aldomet®

Total net Aldomet® sales were $2.6 million for the year ended December 31, 2012, a decrease of $0.4 million, or 14%, from $3.0 million for the year ended December 31, 2011. The following table sets forth for the periods indicated our net sales of Aldomet® in Europe, as we do not currently market Aldomet® in the U.S.:

	YEAR ENDED DECEMBER 31,		CHANGE 2012/2011
	2011	2012	$	%
	(dollar amounts in thousands)
Aldomet® revenues	$3,203	$2,852	$(351)	(11%)

Less:
Distribution fees	228	279	51	22%

Net Aldomet® sales	$2,975	$2,573	$(402)	(14%)

Total Aldomet® revenues decreased due primarily to a temporary disruption in sales in Spain and France as a result of delays in the approval of the required reauthorization to market in each of these countries following our transition to a different manufacturer of our products, partially offset by a decrease in the average price per unit sold. In addition, distribution fees decreased as total amounts paid are calculated as a percentage of total revenue.

Royalty Revenues

Under our license with Aspen, for the year ended December 31, 2012 we recorded royalty revenues of $3.2 million, a decrease of $0.4 million, or 10%, from $3.5 million for the year ended December 31, 2011. The decrease was primarily the result of Aspen’s lower net sales of the Products in the Territory. The decline in Aspen’s net sales was primarily due to regulatory delays for approvals of changes in packaging and manufacturing in certain territories.

Cost of Sales

Cost of sales for the year ended December 31, 2012 was $3.2 million, a decrease of $2.9 million, or 47%, from $6.1 million for the year ended December 31, 2011. The decrease was due to a decrease in the cost of bulk product and packaging costs as a result of the transition to a new manufacturer of our products ($2.4 million) and a decrease in total units sold ($0.5 million).

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2012 were $27.0 million, an increase of $8.1 million, or 43%, from $18.9 million for the year ended December 31, 2011. SG&A costs increased in the year ended December 31, 2012, as compared to the prior period due to increases in personnel expenses ($2.7 million) and facilities expenses ($0.7 million) as a result of increases in headcount, increases in sales and marketing expenses ($2.8 million) and compliance costs ($0.2 million) to support pre-launch activities for our product candidates in Phase 3 development, as well as, an increase in professional fees ($0.6 million), public relations expenses ($0.3 million) and costs related to this offering ($0.8 million).

Research and Development and Acquired In-Process Research and Development Expenses

Research and development expenses for each of our projects consist of direct expenses including raw materials and supplies for each project. We also generally incur third-party costs related to these projects, such as contract research, clinical development and manufacturing costs and consulting costs. In addition to direct costs, we incur indirect expenses related to our research and development activities. Such expenses include salaries and other costs of personnel.

The following table sets forth, for the periods indicated, our research and development expenses:

	YEAR ENDED DECEMBER 31,		CHANGE 2012/2011
	2011	2012	$	%
	(dollars in thousands)
Clinical development, regulatory and manufacturing expense	$10,432	$27,326	$16,894	162%
Formulation and process development	6,886	4,749	(2,137)	(31%)
Indirect expenses	981	1,809	828	84%

	$18,299	$33,884	$15,585	85%

Our research and development expenses for the year ended December 31, 2012 were $33.9 million, an increase of $15.6 million, or 85%, from $18.3 million for the year ended December 31, 2011. The increase was due to the following:

■

an increase in clinical expenses as a result of the initiation of two Phase 3 clinical studies of Tiforbex™ ($11.6 million), the continuation of a Phase 3 clinical trial of Zorvolex™ for osteoarthritis pain ($3.7 million), the initiation of pharmacokinetic and pediatric studies of both Zorvolex™ ($1.1 million) and Tiforbex™ ($0.8 million), partially offset by decreases in clinical expenses as a result of the completion of two Phase 3 trials of Zorvolex™ ($2.9 million) and Phase 1 ($0.4 million) and Phase 2 ($0.8 million) clinical trials of submicron naproxen;

■	an increase in regulatory expenses as a result of our NDA submission of Zorvolex™ for acute pain in December 2012 ($2.9 million) and the preparation of our NDA submission of Tiforbex™ ($0.3 million);

■

an increase in manufacturing expenses related to the preparation of Tiforbex™ ($1.1 million) and Zorvolex™ ($0.2 million) for commercial manufacturing, partially offset by a decrease in cross-program manufacturing expenses ($0.6 million) as a result of a conversion to product candidate specific manufacturing activities;

■	an increase in indirect expenses ($0.8 million), including personnel expenses, primarily as a result of increased headcount; offset by

■

a decrease in formulation and process development expenses as a result of the completion of two Phase 3 clinical trials of Zorvolex™ ($2.7 million), the progression of Tiforbex™ into Phase 3 clinical trials ($2.0 million) and the completion of Phase 2 clinical trials of submicron naproxen ($0.2 million), which was partially offset by an increase in formulation and process development expenses related to the support of the Phase 3 trials for Tiforbex™ ($1.7 million), preliminary development work for ex-U.S. markets for Zorvolex™ ($0.9 million) and consulting expenses ($0.2 million).

Costs incurred in obtaining compound licenses as well as future milestone payments are immediately expensed as acquired in-process research and development expense provided that the compound has not reached technological feasibility, has not achieved regulatory approval for marketing and has no alternative future use. During 2012, we acquired the rights to submicron meloxicam, submicron celecoxib and submicron ibuprofen. As such, we recorded $11.0 million as acquired in-process research and development expense as additional research and development efforts and regulatory approvals are necessary to commercialize these products.

The following table sets forth, for the periods indicated, our research and development expenses by product candidate:

	YEAR ENDED DECEMBER 31,		CHANGE 2012/2011
	2011	2012	$	%
	(dollars in thousands)
Zorvolex™	$12,046	$15,265	$3,219	27%
Tiforbex™	2,580	16,052	13,472	522%
Submicron naproxen	1,623	204	(1,419)	(87%)
Cross-program expenses	2,050	2,363	313	15%

	$18,299	$33,884	$15,585	85%

The changes by product candidate were as follows:

■

a $3.2 million increase in research and development expenses related to Zorvolex™ due to an increase in clinical expenses as a result of the continuation of a Phase 3 clinical trial for acute pain ($3.7 million) and the initiation of a pharmacokinetic study ($0.9 million) and study design and planning for a pediatric study ($0.2 million), an increase in regulatory expenses to support our NDA submission in December 2012 ($2.9 million), an increase in manufacturing expenses related to the preparation of Zorvolex™ for commercial manufacturing ($0.2 million) and an increase in formulation and process development expenses related to preliminary development work for ex-U.S. markets for Zorvolex™ ($0.8 million) and consulting expenses ($0.2 million), partially offset by a decrease in clinical expenses as a result of the completion of two Phase 3 trials ($2.9 million) and a decrease in formulation and process development expenses as a result of the progression of Zorvolex™ ($2.7 million) into Phase 3 clinical trials.

■

a $13.5 million increase in research and development expenses related to Tiforbex™ due to an increase in clinical expenses as a result of the initiation of two Phase 3 clinical trials ($11.6 million), a Phase 1 pharmacokinetic study ($0.7 million) and study design and planning for a pediatric study ($0.1 million), an increase in regulatory expenses ($0.3 million) related to NDA submission preparations, an increase manufacturing expenses ($1.1 million) related to preparation for commercial manufacturing and an increase in formulation and process development expenses ($1.7 million) related to the initiation of two Phase 3 clinical trials, partially offset by a decrease in formulation and process development expenses ($2.0 million) as a result of the progression of Tiforbex™ into Phase 3 clinical trials;

■

a $1.4 million decrease in research and development expenses related to submicron naproxen due to decreases in clinical expenses ($1.2 million) and formulation and process development expenses ($0.2 million) as a result of the completion of Phase 2 clinical trials; and

■

a $0.3 million increase in research and development expense related to cross-program expenses due to an increase in personnel expenses ($0.7 million ) as a result of an increase in headcount, an increase in depreciation expense ($0.1 million) and an increase in cross-program clinical expenses as a result of increased clinical development activities, partially offset by a decrease in cross-program manufacturing expenses ($0.5 million) as a result of a conversion to product candidate specific manufacturing activities.

Cross program expenses incurred are not reasonably allocable to specific product candidates as work on one program often supports or enhances another program. We have assembled a cross-functional team to support the development of our product candidates using a platform technology. Employees associated with our research and development function are not dedicated to any given program, but provide their expertise across all of our development programs as the need for such expertise arises.

The following table sets forth, for the periods indicated, our acquired in-process research and development expenses by product candidate:

	YEAR ENDED DECEMBER 31,		CHANGE 2011/2012
	2011	2012	$
	(dollars in thousands)
Submicron meloxicam	$—	$10,000	$10,000
Submicron celecoxib	—	500	500
Submicron ibuprofen	—	500	500

	$—	$11,000	$11,000

The changes by product candidate were as follows:

■	a $10.0 million increase in acquired in-process research and development expense as a result of the purchase of the rights to submicron meloxicam from iCeutica;

■	a $0.5 million increase in acquired research and development expenses as a result of the exercise of our option to purchase submicron celecoxib from iCeutica; and

■	a $0.5 million increase in acquired research and development expenses as a result of the exercise of our option to purchase and submicron ibuprofen from iCeutica.

Related-Party Management Fees

Related-party management fees of $1.5 million were paid to Phoenix IP Ventures for both the years ended December 31, 2012 and 2011 under the Iroko Holdings S.A. Shareholders Agreement, which commenced in August 2010.

Change in Fair Value of Contingent Consideration

The fair value of the contingent consideration increased $3.5 million during the year ended December 31, 2012 compared to $1.0 million during the year ended December 31, 2011. The increases reflect management’s assessment of the increased probability that we may be obligated to make contingent consideration payments based on the anticipated timeline for the NDA filings and FDA approvals.

Other Income (Expense), net

Other expense was $2.8 million for the year ended December 31, 2012 compared to other income of $1.7 million for the same period in 2011. During 2011, we recorded $1.3 million of income related to the Cardio TSA, which terminated in May 2011 based upon a cancellation notice received in February 2011. During 2012, we recorded $2.7 million of imputed interest in connection with our related-party line of credit.

Income Taxes

For the year ended December 31, 2011, we recorded a $1.1 million income tax benefit, which corresponds to the income tax provision taken within discontinued operations. As of December 31, 2012, we had U.S. federal income tax net operating loss, or NOL, carryforwards of approximately $61.3 million. Our ability to utilize the U.S. NOLs against future taxable income may be subject to annual limitations in future periods including from any equity offering, including this offering, pursuant to the “change in ownership rules” under Section 382 of the Internal Revenue Code of 1986.

Income from Discontinued Operations

In May 2011, we sold our Vancocin® product rights and related inventory for $21.4 million, which resulted in a gain of $0.8 million. We recognized income from discontinued operations, net of tax, related to Vancocin® operating results of $1.9 million for the year ended December 31, 2011.

Liquidity and Capital Resources

Since our inception in 2010, we have devoted most of our cash resources to research and development and general and administrative activities primarily related to the development our submicron NSAID product candidates. We have financed our operations primarily with proceeds of the sale of Iroko Intermediate’s common and preferred stock, borrowings under our related-party lines of credit and revenues generated from the sale of our two approved products, Indocin® and Aldomet®. We have incurred losses and generated negative cash flows from operations since inception. As of March 31, 2013, our principal sources of liquidity were our cash and accounts receivable (including related-party accounts receivable) of $11.1 million and $2.4 million, respectively. As of March 31, 2013, we had a working capital deficit of $68.1 million.

Equity Financings

From inception through March 31, 2013, we have received net proceeds of $107.9 million from the sale of Iroko Intermediate’s common stock and Series A preferred stock. Iroko Intermediate’s Series A preferred stock provides a cumulative dividend of 20% and a liquidation preference. Holders of Iroko Intermediate’s common stock do not participate in distributions until the holders of Series A preferred stock have received their liquidation preference. As of March 31, 2013, the liquidation value of the Series A preferred stock was $165.4 million. Pursuant to the Reorganization Transactions, the outstanding Series A preferred stock was exchanged for convertible preference shares of Iroko Pharmaceuticals Inc. having the same economic terms as the Series A preferred stock. The convertible preference shares of Iroko Pharmaceuticals Inc. will convert into ordinary shares of Iroko Pharmaceuticals Inc. prior to the consummation of this offering. On May 8, 2013, we issued Cordial an additional 5,000,000 convertible preference shares in exchange for $5.0 million. On June 3, 2013, we issued Cordial an additional 5,000,000 convertible preference shares in exchange for $5.0 million.

Debt Facilities

In December 2010, we entered into a revolving credit facility agreement with Vollin. The agreement provided us a $5.0 million line of credit facility. The loans issued thereunder did not bear any interest and were repaid in 2011. There were no other associated conditions or expenses.

As of March 31, 2013, we had $49.5 million of debt outstanding under a new revolving credit facility agreement with Vollin. Borrowings under the revolving credit facility agreement do not bear any interest and are repayable in June 2013. There are no other conditions or expenses associated with the line of credit. The revolving credit facility agreement provides for customary events of default, including upon the occurrence of a payment default, a covenant default, a material adverse change and our insolvency. As part of the Reorganization Transactions, the loans made by Vollin were repaid via an assignment of a related-party $4.5 million note receivable due from iCeutica and the issuance to Cordial of 45,000,000 of our convertible preference shares, which will convert into ordinary shares prior to the consummation of this offering.

In December 2012, we acquired from iCeutica a sole and exclusive worldwide license to submicron meloxicam in exchange for a $10.0 million interest free note that will be due on June 30, 2013.

In February 2013, we entered into a promissory note with Cordial whereby we could request that up to $30.0 million be lent to us by Cordial. In February 2013, Cordial lent us $5.0 million pursuant to such promissory note and in March 2013, Cordial lent us $10.0 million pursuant to such note. These loans were repaid via the issuance to Cordial of 15,000,000 of our convertible preference shares, which will convert into ordinary shares upon the consummation of this offering, and the promissory note was terminated.

In May 2013, we entered into a revolving credit facility with Cordial under which Cordial agreed to lend us up to $40 million in one or more installments upon our request at an annual interest rate of 0.25%. We are required to repay all amounts borrowed on or before September 1, 2013.

On June 26, 2013, we issued a convertible note with a principal balance of up to $15.0 million, and an interest rate of 0.23%, to Cordial. The convertible note will convert into our ordinary shares upon the consummation of this offering.

Future Capital Requirements

To date, we have not achieved profitability. We expect to continue to incur substantial additional operating losses in the near term as we continue to develop our product candidates and seek marketing approval and, subject to obtaining such approval, the eventual commercialization of Zorvolex™, Tiforbex™ and our other product candidates. If we obtain marketing approval for Zorvolex™, Tiforbex™ or any of our other product candidates, we will incur significant selling, marketing and outsourced manufacturing expenses, including expenses from the implementation of a contract sales force, as well as expenses for additional personnel, operational, financial and information systems, and costs to comply with the requirements of operating as a publicly traded company.

We believe the net proceeds from this offering, together with our existing cash, cash equivalents and the amounts available to us under our $40.0 million revolving credit facility with Cordial, will be sufficient to meet our anticipated cash requirements to commercialize Zorvolex™, obtain marketing approval of Tiforbex™ and fund our currently contemplated research and development efforts through the first quarter of 2014 based on our current business plan. However, due to the numerous risks and uncertainties associated with the development of our products, we are unable to estimate precisely the amounts of capital outlays and operating expenditures necessary to complete the development of, obtain regulatory approval for, and commercialize Zorvolex™, Tiforbex™ and our other product candidates. Our expenses could increase if we are required by the FDA to perform studies or trials in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates.

If our existing cash, cash equivalents, amounts available to us under our revolving credit facility with Cordial and the net proceeds from this offering are insufficient to satisfy our liquidity requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaborations and licensing arrangements or other financing alternatives. The sale of additional equity may result in dilution to our shareholders. If we raise additional funds through the issuance of debt securities, these securities would have rights senior to those of our ordinary shares and could contain covenants that would restrict our operations. We have no committed external sources of funds other than the $40.0 million revolving credit facility with Cordial. Any required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development and commercialization activities, or attempt to obtain funds through arrangements that may require us to relinquish rights to certain of our technologies or product candidates, which could materially affect our business.

Our forecast of the period of time through which our financial resources will be adequate to support our operations, the costs to obtain regulatory approval, and the costs to commercialize our product candidates are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our future use of operating cash and capital requirements will depend on many forward-looking factors, including the following:

■	our use of the net proceeds from this offering;

■	the accuracy of our estimates regarding future expenses, revenues and capital requirements;

■	our ability to obtain and maintain regulatory approval of product candidates we may develop and our ability to maintain regulatory approval of our existing products;

■	regulatory developments in the U.S. and other countries;

■	the performance of third-party manufacturers and other service providers;

■	our plans to develop and commercialize our product candidates;

■	the rate and degree of market acceptance of our product candidates, if they receive regulatory approval;

■	our ability to obtain and maintain intellectual property protection for our product candidates;

■	the successful development of our sales and marketing capabilities; and

■	the success of competing drugs that are or become available.

Our expectations regarding future cash requirements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we make in the future. We may need to raise substantial additional capital in order to engage in any of these types of transactions.

Cash Flows

Operating Activities

The following table summarizes our cash flows from operating activities for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013.

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,		CHANGE	CHANGE IN THREE MONTHS ENDED MARCH 31,
	2011	2012	2012	2013	2012/2011	2013/2012
	(in thousands)		(unaudited)
			(in thousands)
Net cash used in operating activities	$(25,237)	$(56,422)	$(15,554)	$(14,829)	$(31,185)	$725

Net cash used in operating activities for the three months ended March 31, 2013 was $14.8 million, a decrease of $0.7 million from the three months ended March 31, 2012. This decrease was primarily attributable to the increase of $2.9 million in our net loss as described in more detail under “—Results of Operations,” offset by an increase in non-cash expenses of $2.6 million.

Net cash used in operating activities for the year ended December 31, 2012 was $56.4 million, an increase of $31.2 million from the year ended December 31, 2011. This increase was primarily attributable to the increase of

$42.9 million in our net loss as described in more detail under “—Results of Operations,” offset by an increase in non-cash expenses of $17.6 million.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2013 consisted of $1.3 million used for the purchase of property and equipment. Net cash provided by investing activities of $2.8 million for the three months ended March 31, 2012 consisted of $3.8 million provided by the sale of Vancocin® offset by $1.0 million used for the purchase of property and equipment. We sold our product rights to Vancocin® and the related inventory in May 2011 for $21.4 million through the receipt of a short-term note receivable with installment payments due in May 2011, November 2011 and May 2012. The increase in the purchase of the property and equipment was primarily related to our initiatives to expand our R&D infrastructure and the build-out of our new corporate headquarters.

Net cash used in investing activities of $10.2 million for the year ended December 31, 2012 consisted of $9.5 million used for the purchase of property and equipment and $4.5 million issued for a note receivable partially offset by $3.8 million provided from the proceeds from the sale of Vancocin®. Net cash provided by investing activities of $15.8 million for the year ended December 31, 2011 consisted of $17.6 million provided from the proceeds from the sale of Vancocin® partially offset by $1.8 million used for the purchase of property and equipment. We sold our product rights to Vancocin® and the related inventory in May 2011 for $21.4 million through the receipt of a short-term note receivable with installment payments due in May 2011, November 2011 and May 2012. The increase in the purchase of the property and equipment was primarily related to our initiatives to expand our R&D infrastructure and the build-out of our new corporate headquarters.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2013 consisted of $15.0 million in borrowing under our related-party line of credit. Net cash provided by financing activities for the three months ended March 31, 2012 consisted of $14.0 million in proceeds from the sale of Iroko Intermediate’s preferred stock.

Net cash provided by financing activities of $63.5 million for the year ended December 31, 2012 consisted of $49.5 million in borrowings under our related-party line of credit and $14.0 million in proceeds from the sale of Iroko Intermediate’s preferred stock. Net cash provided by financing activities of $21.1 million for the year ended December 31, 2011 consisted primarily of $23.1 million in proceeds from the sale of Iroko Intermediate’s common stock partially offset by $2.0 million in net repayments of our related-party line of credit.

Commitments and Contractual Cash Obligations

The table below sets forth our contractual obligations at December 31, 2012:

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1 - 3 YEARS	3 - 5 YEARS	MORE THAN 5 YEARS
	(in thousands)
Operating leases	$16,140	$1,537	$3,113	$3,129	$8,361
Management fees	4,500	1,500	3,000	—	—
Contingent consideration (1)	6,500	—	6,500	—	—

Total	$27,140	$3,037	$12,613	$3,129	$8,361

(1)

In connection with the Acquisition completed in 2010, we have certain contingent consideration obligations payable to the sellers upon the achievement of revenue streams from our submicron formulations of indomethacin, diclofenac and naproxen. The aggregate undiscounted amounts potentially payable not included in the table above total $13.0 million.

In addition to the amounts discussed above, we have agreed to contingent payments in our acquisition and license agreements. Payments under these agreements generally become due and payable only upon the achievement of certain development, regulatory, commercial and/or other milestones. Due to the fact that it is uncertain if and when these milestones will be achieved, such contingencies, except for our liability for contingent consideration obligation, have not yet been recorded in our consolidated balance sheet and are not reflected in the table above. Additionally, under certain agreements, we may be required to make royalty payments based on a percentage of future net sales or other operating measures related to certain products in the event regulatory approval for such products is obtained.

In August 2011, we entered into a non-cancelable operating lease for our current office space. The lease commenced in November 2012 and continues through November 2022. Our lease provides for annual rent escalations of approximately 2.5% and payment of our pro rata share of actual utility and operating expenses of the building in which we lease the space.

In June 2012, we entered into a revolving credit facility agreement with Vollin whereby we are permitted to borrow cash to fund working capital needs and general matters related to our corporate operations. The agreement initially provided us a $19.0 million line of credit, which was subsequently increased to $49.5 million. The line of credit does not bear any interest and is repayable on the first anniversary of the agreement. There are no other conditions or expenses associated with the line of credit. As of December 31, 2012, $49.5 million was outstanding under this agreement. As part of the Reorganization Transactions, the loans made by Vollin were repaid via an assignment of a related-party $4.5 million note receivable due from iCeutica and the issuance to Cordial of 45,000,000 of our convertible preference shares, which will convert into ordinary shares prior to the consummation of this offering.

In May 2012, we entered into a Capital Project Agreement with Catalent CTS, Inc., or Catalent, for the $2.0 million funding of equipment fit-out at Catalent’s Kansas City facility in preparation for the commercial manufacture of specified submicron products. In addition, in September 2012, we executed a binding Exclusive Commercial Manufacturing Term Sheet, or Term Sheet, with Catalent for the exclusive manufacture and supply of our submicron products. There are minimum purchase requirements of approximately $66 million under the Term Sheet. However, we may terminate the Term Sheet upon payment of a cost of approximately $3 million plus reasonable cancelation fees incurred by Catalent associated with the equipment fit-out. In addition, Catalent may exercise an option to sell certain equipment to us under the Capital Project Agreement valued at up to $5.8 million upon such termination.

In February 2013, we entered into a promissory note with Cordial whereby we could request that up to $30.0 million be lent to us by Cordial. In February 2013, Cordial lent us $5.0 million pursuant to such promissory note and in March 2013, Cordial lent us $10.0 million pursuant to such note. These loans were repaid via the issuance to Cordial of 15,000,000 of our convertible preference shares, which will convert into ordinary shares prior to the consummation of this offering, and the promissory note was terminated. We have employment agreements with certain employees which require the funding of a specific level of payments, if certain events, such as a change in control or termination without cause, occur.

In May 2013, we entered into a revolving credit facility with Cordial under which Cordial agreed to lend us up to $40 million in one or more installments upon our request at an annual interest rate of 0.25%. We are required to repay all amounts borrowed on or before September 1, 2013.

On June 26, 2013, we issued a convertible note with a principal balance of up to $15.0 million to Cordial, which we refer to as the convertible note. Pursuant to the terms of the convertible note, Cordial funded $5.0 million on June 26, 2013 and funded an additional $10.0 million on July 8, 2013. The convertible note provides for interest to accrue on the principal balance of the convertible note that has been funded, at a rate of 0.23% percent per year. Pursuant to the terms of the convertible note, upon the consummation of this offering, the principal amount of the convertible note, plus any accrued but unpaid interest thereon, will convert into our ordinary shares at the per-share initial public offering price of ordinary shares in this offering. In the event that this offering is not consummated prior to September 30, 2013, the unpaid principal amount of the convertible note will convert into a number of convertible preference shares equal to the principal amount plus a 20% internal rate of return from the funding dates of the convertible note.

For more information regarding certain of these agreements see “Certain Relationships and Related Person Transactions” and notes 10 and 11 to our consolidated financial statements elsewhere in this prospectus.

In the course of normal business operations, we also have agreements with contract service providers to assist in the performance of our research and development and manufacturing activities. We can elect to discontinue the work under these agreements at any time. We could also enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require up-front payments and long-term commitments of cash.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Tax Loss Carryforwards

As of December 31, 2012, we had federal NOL carryforwards of $61.3 million, which are available to reduce future taxable income. We also had federal tax credits of $1.2 million, which may be used to offset future tax liabilities. The NOL and tax credit carryforwards will expire at various dates through 2030. NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of our company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. At December 31, 2012, we recorded a 100% valuation allowance against our NOL and tax credit carryforwards, as we believe it is more likely than not that the tax benefits will not be fully realized. In the future, if we determine that a portion or all of the tax benefits associated with our tax carryforwards will be realized, net income would increase in the period of determination.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting with Zero or Negative Carrying Amounts, (“ASU 2010-28”). The guidance clarifies the impairment test for reporting units with zero or negative carrying amounts. The guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2011. The adoption of ASU 2010-28 did not have a material impact on our operating results and financial position.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. Generally Accepted Accounting Principles, or GAAP, and International Financial Reporting Standards (“ASU 2011-04”). This guidance amends certain accounting and disclosure requirements related to fair value measurements. It is effective on a prospective basis for interim and annual periods beginning after December 15, 2011. Early application is not permitted. We are currently evaluating ASU 2011-04, but we do not expect the impact of adoption to be material. The adoption of this ASU did not have a material impact on our operating results and financial position.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). This ASU amends ASC Topic 220, Comprehensive Income, to require an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011 and interim periods within those fiscal years. The adoption of ASU 2011-05 did not have a material impact on our operating results and financial position.

In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Income in ASU 2011-05 (“ASU 2011-12”). ASU 2011-12 amends ASU 2011-05 to defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments to allow the board of directors time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. We have adopted all current required provisions of ASU 2011-05 and ASU 2011-12 and did not have a material impact on our results of operations, cash flows and financial position.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”), which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. ASU 2011-08 was effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, with early adoption permitted. We did not adopt ASU 2011-08, for the year ended December 31, 2012.

In July 2012, the FASB issued No. ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). This ASU amends ASC Topic 350, Intangibles-Goodwill and Other, to allow, but not require, an entity, when performing its annual or more frequent indefinite-lived intangible asset impairment test, to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We are currently evaluating ASU 2012-02. The adoption of this ASU is not expected to have a significant impact on our operating results and financial position.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220). The standard requires that public and non-public companies present information about reclassification adjustments from accumulated other comprehensive income in their annual financial statements in a single note or on the face of the financial statements. Public companies will also have to provide this information in their interim financial statements. The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies must instead cross reference to the related footnote for additional information. The standard allows companies to present the information either in the notes or parenthetically on the face of the financial statements provided that all of the required information is presented in a single location. The new disclosure requirements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on our consolidated results of operations, cash flows, and financial position.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk related to changes in foreign currency exchange rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into exchange rate hedging arrangements to manage the risks described below.

Foreign Currency Exchange Risk

With international operations, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve. If our exposure increases, adverse movement in foreign currency exchange rates would have a material adverse impact on our financial results. As the majority of our sales contracts are denominated in Euros, our primary exposures have historically been related to non-U.S. dollar denominated sales in Europe. As a result, our results of operations would generally be adversely affected by a material decline in the value of foreign currencies relative to the U.S. dollar. We would not expect a 10% decline in the value of the Euro to have a material effect on our financial position or results of operations.

Interest Rate Risk

We do not believe that interest rates over the years ended December 31, 2011 and 2012 and the three months ended March 31, 2013 had a significant impact on our results of operations.

Inflation Risk

We do not believe that inflation and changing prices over the years ended December 31, 2011 and 2012 and the three months ended March 31, 2013 had a significant impact on our results of operations.

Emerging Growth Company Status

As an emerging growth company, as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we will be subject to certain reduced reporting requirements as a public company. For example, until we are no longer an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the independent registered public accounting firm’s report on financial statements. For more information on these and other exemptions available to us as an emerging growth company, see “Risk Factors—Risks Related to Our Common Stock and this Offering—We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.”

Although we are eligible under the JOBS Act to delay adoption of new or revised financial accounting standards until they are applicable to private companies, we have elected not to avail ourselves of this exclusion. This election by us is irrevocable.

Internal Control Over Financial Reporting

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting.

Beginning with our second filing of an Annual Report on Form 20-F with the Securities and Exchange Commission after we become a public company, pursuant to Section 404, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under current Securities and Exchange Commission rules, our independent registered public accounting firm will not be required to deliver an attestation report on the effectiveness of our internal control over financial reporting until the year ending December 31, 2018 or until our revenues exceed $1.0 billion as provided for under JOBS Act.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 6, 2012, McGladrey LLP, or McGladrey, was terminated by the management of Iroko Intermediate as the independent registered accounting firm of Iroko Intermediate. Such termination was ratified by the board of directors of Iroko Intermediate on January 7, 2013. McGladrey had served as the independent registered public accounting firm of Iroko Intermediate since its inception. On November 13, 2012, KPMG LLP, or KPMG, was appointed by the management of Iroko Intermediate to be the independent registered accounting firm of Iroko Intermediate and Iroko Pharmaceuticals Inc. Such hiring was ratified by the boards of directors of Iroko Intermediate and Iroko Pharmaceuticals Inc. on January 7, 2013.

The report dated April 3, 2012 of McGladrey on Iroko Intermediate’s consolidated financial statements for the year ended December 31, 2011 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with the audit of Iroko Intermediate’s financial statements for the year ended December 31, 2011 and through March 1, 2013, (i) Iroko Intermediate and McGladrey did not have any disagreement on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures for which disagreement, if not resolved to the satisfaction of McGladrey, would have caused McGladrey to make reference to the subject matter of the disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) in connection with its report on Iroko Intermediate’s financial statements and (ii) there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

We have provided McGladrey with a copy of the foregoing disclosures and requested that McGladrey furnish us with a letter addressed to the SEC stating whether or not it agrees with the foregoing statements. A copy of McGladrey’s letter dated March 1, 2013 is attached as Exhibit 16 to the registration statement of which this prospectus forms a part.

During the year ended December 31, 2011 and through November 13, 2012, neither we nor anyone on our behalf consulted with KPMG with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by KPMG to us that KPMG concluded was an important factor considered by KPMG in reaching a decision as to an accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

BUSINESS

Overview

We are a global, specialty pharmaceutical company focused on the development and commercialization of novel nonsteroidal anti-inflammatory drug, or NSAID, therapeutics for patients with mild to moderate acute and chronic pain. Our pipeline includes six submicron NSAID product candidates, two of which have been submitted to the U.S. Food and Drug Administration, or FDA for marketing approval. We use the iCeutica proprietary SoluMatrix™ technology platform, which we have exclusively licensed, or have the option to exclusively license, for all NSAIDs, to create submicron, lower dose formulations of established NSAIDs. NSAIDs are one of the largest classes of pain-relieving medications and have been a mainstay of treatment for a variety of pain related conditions notwithstanding their potential adverse side effects. The proprietary technology platform we use has been shown, at a statistically significant level in clinical studies, to fundamentally change the absorption profile of our late-stage NSAID product candidates so that they are quickly dissolved and absorbed to allow for rapid onset of pain relief at lower doses and lower systemic exposures, as measured by plasma levels of a drug over time, than the comparable commercially available NSAID, which are diclofenac, indomethacin and naproxen. We are applying this proprietary technology platform to additional NSAID molecules in preclinical development and expect to experience similar results. We believe that our product candidates offer promising, efficacious pain treatment options for patients with the potential for an improved safety profile.

Approximately 106 million prescriptions for NSAIDs are written every year in the United States. As a result, approximately 7 billion units were dispensed in 2011. While NSAIDs are generally considered to be safe and effective, they have also been associated with dose-related serious adverse events in some patients, including gastrointestinal, renal and cardiovascular events. The recognized correlation between systemic exposure to NSAIDs and these adverse events led the U.S. Food and Drug Administration, or FDA, to issue its 2005 public health advisory recommending that NSAIDs should be used at their lowest effective dose for the shortest duration of time. We believe that our lower dose submicron NSAIDs address the FDA’s 2005 public health advisory by offering lower overall systemic exposure and thereby potentially reducing the occurrence of adverse events.

Our late-stage product candidates are submicron diclofenac (Zorvolex™), submicron indomethacin (Tiforbex™), submicron meloxicam and submicron naproxen and are being developed for both acute pain (Zorvolex™, Tiforbex™) and osteoarthritis pain (Zorvolex™, submicron meloxicam, submicron naproxen) indications in adult patients. We have completed Phase 3 clinical trials for Zorvolex™ and Tiforbex™ for acute pain in adult patients. We received an Agreement letter for our Special Protocol Assessment, or SPA, from the FDA for Zorvolex™ and in December 2012 submitted a new drug application, or NDA, with the FDA for the treatment of acute pain, which was accepted for filing in February 2013. We also intend to submit a supplemental NDA, or SNDA, with the FDA for Zorvolex™ for treatment of osteoarthritis pain in late 2013. We submitted an NDA with the FDA for Tiforbex™ for the treatment of acute pain in April 2013, which was accepted for filing in July 2013. Phase 3 clinical trials commenced for the treatment of osteoarthritis pain in adult patients for submicron meloxicam in March 2013 and are planned to begin for submicron naproxen in 2014. The two product candidates in preclinical development are submicron celecoxib and submicron ibuprofen. We intend to continue advancing these and potentially other product candidates as we build our pipeline.

In addition to our submicron NSAID product pipeline, our two approved products, Indocin® (indomethacin) and Aldomet® (methyldopa), are marketed in 48 countries. The approved indications for Indocin® (indomethacin) include moderate to severe rheumatoid arthritis, including acute flares of chronic disease, moderate to severe ankylosing spondylitis, moderate to severe osteoarthritis, acute painful shoulder (bursitis and/or tendinitis) and acute gouty arthritis. The approved indication for Aldomet® (methyldopa) includes the treatment of hypertension. These products generated approximately $20.0 million in net sales globally in 2012, including $13.3 million in sales by our licensee, Aspen. We sell these products in the U.S. and seven European countries (Austria, Belgium, France, Italy, Portugal, Spain and Switzerland), which generated $6.7 million of net sales in 2012. In addition, we received $3.2 million in royalties from rest of world sales generated by Aspen in 2012. The operations and capabilities established to support these products have demonstrated our ability to manage the manufacture, distribution and sale of products globally.

NSAID Market Background

The NSAID market is one of the largest therapeutic classes in the U.S. with approximately 106 million prescriptions written annually representing approximately 7 billion units in 2011. The prescribing of NSAIDs has increased by approximately 12% (compound annual growth rate of 2.8%) from 2007 to 2011 primarily driven by an aging population, improvements in recognition and treatment of pain and increasing concerns with the use of other alternatives such as opioids and acetaminophen. This market is largely composed of off-patent products. The largest remaining on-patent branded NSAID, Celebrex® (celecoxib), generated approximately 10 million prescriptions, resulting in U.S. sales of approximately $1.9 billion in 2011. If all 106 million NSAID prescriptions were sold at pricing levels comparable to Celebrex®, we believe that the aggregate U.S. NSAID market value would be approximately $20 billion annually.

The graphs below show the increase from 2007 to 2011 in the annual volume of prescription units (pills, capsules, tablets, etc.) sold and the number of prescriptions written for NSAIDs in the U.S.

NSAIDs are used to treat a variety of painful conditions including acute pain, back pain, gout, osteoarthritis, rheumatoid arthritis and ankylosing spondylitis. NSAIDs provide relief from symptoms of many of these conditions including pain and inflammation. While NSAIDs are generally considered to be safe and effective, they have also been associated with serious adverse events in some patients. These serious adverse events include gastrointestinal events such as bleeding and ulcers, cardiovascular events such as acute myocardial infarctions, or heart attacks, strokes and renal events. The serious gastrointestinal complications alone account for an estimated 3,200 to 16,000 deaths and 32,000 to 103,000 hospitalizations per year in the U.S. Multiple studies have indicated a correlation between systemic exposure to NSAIDs and these adverse events. As a result, in 2005 the FDA issued a public health advisory titled “Important Changes and Additional Warnings for COX-2 Selective and Non-Selective Non-Steroidal Anti-Inflammatory Drugs (NSAIDs)”. In this advisory the FDA requires manufacturers of all marketed prescription NSAIDs to revise the labeling (package insert) for their products to include a boxed warning (commonly referred to as a “black box” warning) and a medication guide. The boxed warning highlights the potential for increased risk of cardiovascular events with these drugs and the documented, serious, and potentially life-threatening adverse health events associated with their use. The FDA mandated medication guide will also inform patients of the need to discuss with their doctor the risks and benefits of using NSAIDs and the importance of using the lowest effective dose for the shortest duration possible if treatment with an NSAID is warranted for an individual. Health Canada also issued a guidance document to aid in the revision of the content of NSAID Product Monograph and associated labelling materials by the pharmaceutical industry. This guidance indicated that the use of NSAID products “should be limited to the lowest effective dose for the shortest possible duration of treatment in order to minimize the potential risk for cardiovascular or gastrointestinal adverse events.” Additionally, the European Medicines Agency, or EMA, and other regulatory bodies and medical societies have recommended that NSAIDs should be used at their lowest effective dose for the shortest duration of time.

Physicians often switch or cycle between different NSAIDS in their efforts to find the safest and most effective product for their patients. Physicians can also be reluctant to prescribe pain medications for some patients because of the concerns of side effects. Pharmaceutical companies have sought to develop products that address these concerns. For example, COX-2 inhibitors were introduced to reduce the potential for gastrointestinal adverse events. While these products may have reduced gastrointestinal adverse events, concerns nevertheless remain with regard to the potential for increases in adverse events such as cardiovascular events in patients using COX-2 inhibitors. Topical NSAIDs such as gels and patches have also been introduced, but they have limited uses. Therefore, there still exists a significant unmet need for improved products that are both effective in treating pain and that offer reduced incidence of adverse events.

Our Strategy

We are a global, specialty pharmaceutical company focused on the development and commercialization of novel NSAID therapeutics for patients with mild to moderate acute pain and chronic pain. We use the proprietary SoluMatrix™ technology platform to create a suite of submicron, lower dose formulations of known NSAIDs. NSAIDs are one of the largest classes of pain-relieving medications and have been a mainstay of treatment for a variety of pain related conditions notwithstanding their potential adverse side effects. The proprietary technology platform we use has been shown to fundamentally change the absorption profile of our late-stage NSAID product candidates so that they are quickly dissolved and absorbed to allow for rapid onset of pain relief at lower doses and lower systemic exposures than comparable commercially available NSAIDs. We are applying this proprietary technology platform to additional NSAID molecules in preclinical development and expect to experience similar results. We believe that our product candidates offer potentially promising, efficacious pain treatment options for patients with the potential for an improved safety profile.

The key elements of our strategy are to:

■

Build a leading pain treatment company focused on our branded submicron NSAID franchise. We currently have six submicron NSAID product candidates, including four in late-stage development, across five clinical programs which cover both acute and osteoarthritis pain indications. We also have two products in preclinical development.

■

Zorvolex™—We have completed a Phase 3 trial for the treatment of acute pain. We have an SPA in place and in December 2012 submitted an NDA to the FDA for this initial product candidate for acute pain, which was accepted for filing in February 2013. We believe we have followed all procedures and met all endpoints described in the SPA. We have completed the efficacy component of our Phase 3 trial program for osteoarthritis pain, have completed the open label safety study component and intend to submit a supplemental NDA, or sNDA, with the FDA in late 2013.

■

Tiforbex™—We have completed two Phase 3 clinical trials for the treatment of acute pain in adult patients. We submitted an NDA for this product candidate for acute pain with the FDA in April 2013, which was accepted for filing in July 2013.

■	Submicron meloxicam—We commenced Phase 3 clinical trials for this product candidate for osteoarthritis pain in adult patients in March 2013. We plan to submit an NDA with the FDA in late 2014.

■	Submicron naproxen—We have completed Phase 2 clinical trials and plan to commence Phase 3 clinical trials for osteoarthritis pain in adult patients in 2014.

■	Submicron celecoxib—In preclinical development.

■	Submicron ibuprofen—In preclinical development.

■

Build marketing and sales capabilities in the U.S. We initially plan to commercialize and develop our product candidates in the U.S. We have established our own marketing and sales organization and continue to build this organization in anticipation of the commercial launch of Zorvolex™, Tiforbex™ and our portfolio of subsequent submicron NSAID products subject to their approval by the FDA.

■

Maximize the value of our submicron NSAID franchise by launching in selected markets outside the U.S. We plan to seek regulatory approval for our product candidates in selected countries outside the U.S. We intend to utilize partners to undertake regulatory filings and commercialization efforts in these markets.

■

Maximize the value of our currently marketed products. Our two currently marketed products are Indocin® (indomethacin) and Aldomet® (methyldopa). We intend to continue to commercialize these products through our existing sales and distribution network and maximize their profitability by reducing costs.

Our Products and Product Candidates

Marketed Products

We currently market two approved products, Indocin® (indomethacin) and Aldomet® (methyldopa). These products generated approximately $20.0 million in net sales globally in 2012, including $13.3 million in sales by our licensee, Aspen. We sell these products through partners in the U.S. and seven European countries (Austria, Belgium, France, Italy, Portugal, Spain and Switzerland), which generated $6.7 million of net sales in 2012. In addition, we received $3.2 million in royalties from rest of world sales generated by Aspen. These products were acquired from Merck in 2007. Indocin® was approved in the U.S. in 1965 and has been shown to be an effective anti-inflammatory agent, appropriate for long term use in rheumatoid arthritis, ankylosing spondylitis and osteoarthritis. Aldomet® was approved in the U.S. in 1962 and is one of the few anti-hypertensive products recommended for the management of hypertension (high blood pressure) during pregnancy. We manage a network of third-party manufacturing, packaging, supply and commercialization partners to support these two brands.

Since the approval of Indocin®, the most frequent adverse events reported in our post market spontaneous drug safety reporting database are dizziness, gastrointestinal hemorrhage and mental disorder. The most frequent serious adverse events are gastrointestinal hemorrhage, renal failure and general symptoms. Serious adverse events are considered to be potentially life-threatening, may require initial/prolonged hospitalization or represent a significant risk. Some of the adverse event reports have been associated with death. Adverse events from the spontaneous reporting system do not consider actual usage and are subject to limitations such as reporting bias, under reporting, inclusion of events not causally related and deficient data quality.

Since the approval of Aldomet®, the most frequent adverse events reported in our post market spontaneous drug safety reporting database are hemolytic anemia, pyrexia and hepatic function abnormal. The most frequent serious adverse events are hemolytic anemia, hepatitis and pyrexia. Some of the adverse event reports have been associated with death. Adverse events from the spontaneous reporting system do not consider actual usage and are subject to limitations such as reporting bias, under reporting, inclusion of events not causally related and deficient data quality.

Submicron NSAID Franchise

We believe that there is a significant unmet need for NSAID products that provide pain relief and demonstrate reduced occurrences of adverse events associated with this class of drugs. We believe that our product candidates offer advantages over existing NSAIDs. Our lower dose submicron NSAIDs are designed to allow for the rapid onset of pain relief, but at lower doses and lower systemic exposures than the comparable commercially available products. These product candidates address a critical need for new NSAIDs that provide efficacious pain relief while further limiting the risk of serious gastrointestinal, cardiovascular and renal events. They address FDA, EMA and other regulatory bodies’ and medical societies’ recommendations that NSAIDs should be used at their lowest effective dose for the shortest duration of time. The availability of these product candidates will provide physicians and patients with alternatives to currently available NSAIDs and other analgesic products, including, in some cases, opioid and acetaminophen products.

The proprietary SoluMatrix™ technology platform uses a dry milling process to reduce drug particle size in our submicron NSAIDs by at least ten times compared to the particle size in the pre-milled NSAID. The smaller particle size results in increased surface area relative to mass, which increases the dissolution and absorption rates without changing the chemical structures of the drug molecules themselves. Because of this altered absorption profile, our late-stage NSAID product candidates dissolve and are absorbed at a rate that allows for the rapid onset of pain relief at lower doses and lower systemic exposures than comparable commercially available NSAIDs. This technology has been licensed to us from iCeutica for exclusive use in the NSAID market.

Platform Technology

Our submicron NSAID product candidates are being developed using the proprietary SoluMatrix™ technology platform. This technology has been licensed to us by iCeutica for exclusive use in the NSAID market and allows us to formulate NSAIDs to produce smaller, submicron diameter NSAID particles, compared with the drug substance in commercially available NSAID formulations. The submicron drug particles are generated using a dry milling methodology in which active and inactive pharmaceutical substances are milled together and processed according to defined parameters. The submicron drug particles are reduced in size by at least ten times compared to the particle size in the pre-milled NSAID. This process both grinds the drug particles into a superfine powder and protects those submicron particles from subsequent agglomeration (or clumping together into larger particles). The smaller particle size, which results in increased surface area relative to mass, increases the dissolution and absorption rates, without changing the chemical structures of the drug molecules themselves. With improved dissolution, formulations using this technology may offer several benefits: reducing the amount of drug required to achieve, accelerating and improving the consistency of, the drug’s therapeutic effect. The following chart presents the in vitro dissolution rates of both diclofenac and Zorvolex™.

In Vitro Dissolution Rates for Diclofenac and Zorvolex™

Product Candidates

The following table highlights the current stage of clinical development for each of our product candidates.

IROKO SUBMICRON NSAID PIPELINE
PRODUCT CANDIDATE	TARGET INDICATION	DEVELOPMENT STATUS	COMMERCIAL RIGHTS
Zorvolex™	Acute pain	NDA submitted December 2012; accepted for filing February 2013	Worldwide
Zorvolex™	Osteoarthritis pain	Phase 3 complete	Worldwide
Tiforbex™	Acute pain	NDA submitted April 2013; accepted for filing July 2013	Worldwide
Submicron meloxicam	Osteoarthritis pain	Phase 1 and Phase 3 ongoing (1)	Worldwide
Submicron naproxen	Osteoarthritis pain	Phase 2 complete (2)	Worldwide
Submicron celecoxib	Pain	Preclinical	Worldwide
Submicron ibuprofen	Pain	Preclinical	Worldwide

(1)

We have begun, and are enrolling patients for, two Phase 3 clinical trials for submicron meloxicam. In addition, we have completed two Phase 1 clinical trials for submicron meloxicam and have commenced a third Phase 1 clinical trial, which is proceeding concurrently with the Phase 3 clinical trials.

(2)	A Phase 2 clinical trial has been completed for submicron naproxen. We are planning Phase 3 clinical trials with a potential start date in 2014.

Zorvolex™

Zorvolex™ is a novel formulation of diclofenac, developed using the SoluMatrixTM technology platform. Zorvolex™ consists of diclofenac acid as the sole active ingredient. Products containing diclofenac potassium salt have been approved in the U.S. since 1988 and are indicated for a range of conditions, including primary dysmenorrhea, the treatment of mild to moderate pain, and for the relief of the signs and symptoms of osteoarthritis and rheumatoid arthritis. The reduced particle size in our Zorvolex™ product candidate enhances dissolution and absorption, permitting a reduction in dosage compared to existing formulations while maintaining efficacy.

Our Zorvolex™ product candidate is being developed for the treatment of acute pain of mild to moderate severity in adult patients. A follow-on clinical program is evaluating Zorvolex™ for treatment of osteoarthritis pain in adult patients.

Zorvolex™ Clinical Program: Treatment of Acute Pain

The clinical development program supporting the Zorvolex™ NDA for the treatment of mild to moderate acute pain in adult patients consists of four clinical trials that were conducted in the U.S.

The development program was designed to support an NDA utilizing the 505(b)(2) regulatory path of approval that will reference the NDA for Cataflam® (diclofenac potassium immediate release) tablets, thus avoiding the need to repeat a number of studies that have already been performed. Cataflam® tablets is indicated for the treatment of primary dysmenorrhea, for the relief of mild to moderate pain and for relief of the signs and symptoms of osteoarthritis and rheumatoid arthritis.

Our clinical development program for Zorvolex™ consists of two Phase 1 pharmacokinetic studies to evaluate the safety and bioavailability of Zorvolex™, a Phase 2 safety and efficacy study in acute postoperative pain, and a Phase 3 randomized, double-blind, multiple-dose placebo-controlled study of Zorvolex™ for the treatment of acute postoperative pain after bunionectomy.

In a completed 12 week Phase 3 study in patients with osteoarthritis, the most common reported adverse events related to Zorvolex™ were nausea, constipation, and upper abdominal pain, and the most common serious adverse events related to Zorvolex™ were non-cardiac chest pain (chest pain not considered to be due to angina) and increases in certain liver enzymes (alanine aminotransferase and aspartate aminotransferase). We believe that this study best represents the safety risk profile of Zorvolex™.

Phase 1 Pharmacokinetic Studies in Healthy Volunteers

Our initial Phase 1 and Phase 2 studies evaluated Zorvolex™ prior to additional improvements in our manufacturing process. These improvements to our manufacturing process include changes to the batch sizes and milling process in order to create a more commercially viable product while reducing expenses. Subsequent clinical studies, including one of the Phase 1 studies and the Phase 3 pivotal study evaluated the Zorvolex™ commercial drug product.

Our initial Phase 1 study, which enrolled 40 adults, demonstrated enhanced absorption kinetics, or an earlier time to maximal concentration (Tmax), of diclofenac following Zorvolex™ administration compared with Cataflam® tablets with similar maximal diclofenac blood concentrations (Cmax) despite the lower dose. The overall systemic exposure (area under the curve, AUCT, AUCinf) was reduced by 20%. The rate (Tmax and Cmax), but not the extent (AUC), of absorption of Zorvolex™ 35 mg and Cataflam® was significantly decreased when administered with food. The second Phase 1 study, which enrolled 40 adults, and used the commercial formulation, was identical in design and also showed that the overall diclofenac systemic exposure was lower in subjects who received Zorvolex™ 35 mg compared with Cataflam® 50 mg tablets. Identical median times to achieving the maximal diclofenac plasma concentration were demonstrated for Zorvolex™ and Cataflam® tablets. In both Phase 1 studies Zorvolex™ was generally safe and well tolerated under fed and fasting conditions. There were few adverse events in study participants reported and there were no serious adverse events.

Phase 2 Study in Subjects with Pain Following Extraction of Impacted Third Molars

Our Phase 2 double-blind, placebo-controlled study enrolled 202 adults and evaluated Zorvolex™ 18 mg and 35 mg, celecoxib 400 mg and placebo for treatment of acute postoperative pain in adult patients following removal of multiple impacted third molars. The study objective was to demonstrate efficacy and evaluate safety and tolerability.

Both Zorvolex™ 18 mg and 35 mg doses demonstrated statistically superior analgesic efficacy compared with placebo (p<0.001), as measured by the primary endpoint: total pain relief (TOTPAR) over 0 to 12 hours. The time to onset of analgesia for both Zorvolex™ doses occurred earlier than that for the active comparator, celecoxib 400 mg.

Zorvolex™ Study Efficacy Parameters:

TOTPAR at 0-4 hours, 0-8 hours and 0-12 hours (Primary Efficacy Endpoint)

Both Zorvolex™ strengths were generally well tolerated. Adverse events were generally comparable to those reported in the celecoxib 400 mg and placebo groups. There were no serious adverse events or deaths in this study.

Phase 3 Study in Subjects with Pain following Bunionectomy Surgery

Our Phase 3 pivotal, double-blind, placebo-controlled study evaluated Zorvolex™ 18 mg and 35 mg administered three times daily, celecoxib 400 mg (initial dose) then 200 mg twice daily and placebo for the treatment of acute postoperative pain after a bunionectomy. This study enrolled 428 adults. The primary study objective was to evaluate the analgesic efficacy of Zorvolex™ compared with placebo. Secondary objectives included evaluation of the safety of Zorvolex™ in comparison with placebo and the time to onset of analgesia for Zorvolex™ compared with celecoxib.

The primary efficacy endpoint in this study was the sum of differences in pain intensity measured using a visual analog scale and calculated as a time weighted average up to 48 hours following study entry (VASSPID—Visual Analog Scale Summed Pain Intensity Difference). VASSPID measures the pain intensity in clinical and research settings used to assess the efficacy of pain management regimens in patients with acute postoperative pain. Pain intensity is measured at scheduled times during the study period. The summed pain intensity differences are derived by calculating the time weighted average of pain intensity compared with a baseline measurement, which is taken prior to administration of the drug. Both Zorvolex™ 18 mg and 35 mg doses demonstrated statistically superior analgesic efficacy compared with placebo (p<0.01), with VASSPID-48 scores of 393.3 and 524.0 respectively vs. 77.1 for placebo. Overall the difference in the time to onset of analgesia for Zorvolex™ groups and celecoxib were not significant.

Primary Efficacy Parameter: Summed Pain Intensity Differences Measured

by Visual Analog Scale 0-48 hours

Both dosage strengths of Zorvolex™ capsules were generally well tolerated with safety profiles comparable to celecoxib and placebo. There was no consistent evidence of a dose relationship for adverse events. No serious adverse events or deaths were reported in the Zorvolex™ treatment groups.

Zorvolex™ Clinical Program: Treatment of Osteoarthritis Pain

The clinical development program for Zorvolex™ in the treatment of osteoarthritis pain consists of two studies, including a single study evaluating Zorvolex™ efficacy when dosed at 35 mg twice and three times daily and placebo.

Zorvolex™ Clinical Development Program: Treatment of Osteoarthritis Pain

STUDY	PHASE	TREATMENT	TREATMENT DURATION	NUMBERS OF SUBJECTS	STATUS
Pivotal	3	Zorvolex™ 35 mg twice daily; 35 mg three times daily; Placebo	12 weeks	305	Clinical trial completed- Analysis ongoing
Open Label Safety	3	Zorvolex™ 35 mg twice daily; 35 mg three times daily	12 months	601	Ongoing

Phase 3 Pivotal Study in Subjects with Osteoarthritis Pain

Our Phase 3 study enrolled 305 subjects with osteoarthritis pain of the knee or hip in a randomized, double-blind, placebo-controlled study. The study evaluated Zorvolex™ 35 mg administered twice and three times daily. Adult subjects at least 40 years of age with Functional Class I-III Osteoarthritis of the Hip or Knee with the presence of pain and radiological evidence of osteoarthritis requiring chronic NSAID or acetaminophen were eligible for entry. Osteoarthritis pain was measured using the Western Ontario and MacMaster Universities Osteoarthritis Index Pain Subscale (WOMAC® Pain Subscale). Subjects were required to experience a documented “flare” in osteoarthritis pain following discontinuation of NSAIDs and/or acetaminophen during screening.

The WOMAC® is a set of standardized questionnaires used by health professionals to evaluate the condition of patients with osteoarthritis of the knee and hip, including pain, stiffness, and physical functioning of the joints. The WOMAC® Pain Subscale consists of the pain component of the WOMAC® scale. Pain subscale questions ask the subject to assess their level of pain in the target joint over the preceding 24 hours when performing everyday activities such as walking on a flat surface, going up or down stairs, sleeping, sitting or lying down and standing.

The primary efficacy parameter was the change in WOMAC® Pain Subscale from baseline at 12 weeks following study entry. Additional secondary efficacy parameters included the mean change from baseline in WOMAC® Pain Subscale at 2 Weeks and 6 Weeks; change from baseline in the total WOMAC® Score, including measures of pain, function and stiffness over the 12 week study period and Patient Global Impression of Change that rates the subject’s perceptions regarding the change in their status since the start of the study.

Zorvolex™ 35 mg three times daily was associated with significant mean changes from baseline in WOMAC® Pain Subscale at two weeks and six weeks, in addition to the 12 week primary efficacy assessment in subjects with osteoarthritis associated pain.

	PLACEBO N = 103		ZORVOLEX™ CAPSULES, 35MG TWICE DAILY N = 104		ZORVOLEX™ CAPSULES, 35MG THREE TIMES DAILY N = 98
Primary Efficacy Parameter
Mean Change from Baseline in WOMAC Pain Subscale from Baseline at Week 12 Least Squares Mean ((SE) p-value (versus Placebo)	-32.46 (2.937 —)		-39.04 (2.905 0.0795)		-44.14 (3.070 0.0024)

Secondary Efficacy Parameters
Mean Change from Baseline in WOMAC Pain Subscale from Baseline at Week 2 Least Squares Mean ((SE) p-value (versus Placebo)	-21.60 (2.787 —)		-31.40 (2.742 0.0052)		-37.42 (2.907 <.0001)

Mean Change from Baseline in WOMAC Pain Subscale from Baseline at Week 6 Least Squares Mean ((SE) p-value (versus Placebo)	-31.08 (2.922)		-36.64 (2.889 0.1349)		-43.51 (3.051 0.0011)

Mean Change from Baseline in and Average Total WOMAC Score over 12 weeks Least Squares Mean ((SE) p-value (versus Placebo)	-23.22 (2.656 —)		-30.25 (2.632 0.0363)		-35.86 (2.798 0.0002)

Patient Global Impression of Change Very much improved, n (%) Much improved, n (%) p-value (versus Placebo)	6 (6.3 27 (28.1 —	) )	23 (22.5 29 (28.4 0.0008	) )	25 (26.0 39 (40.6 <0.0001	) )

Significant changes from baseline were evident for the Zorvolex™ 35 mg twice daily treatment group at two weeks following the start of dosing. Zorvolex™ 35 mg twice daily and three times daily was associated with significant changes from baseline for the total WOMAC® Score, which combined measures of pain, function and stiffness over 12 week study period. Both Zorvolex™ dosing regimens also demonstrated significant differences compared with placebo for the Patient Global Impression of Change.

Zorvolex™ was generally well tolerated. The most frequently reported adverse events were nausea, diarrhea, upper respiratory tract infection and headache. Serious adverse events were reported in seven (3.5%) of patients in the combined Zorvolex™ groups and two (1.9%) of placebo recipients. There were no reports of myocardial infarction, acute coronary syndrome or stroke. There were no deaths.

Phase 3 Open Label Study

A companion study to evaluate Zorvolex™ safety when administered to subjects with osteoarthritis pain for up to 12 months is ongoing. The study enrolled 601 subjects who received Zorvolex™ 35 mg twice daily. The Zorvolex™ daily dose could be increased to 35 mg three times daily at the discretion of the investigator based on the subject’s symptoms of osteoarthritis pain at scheduled visits.

The overall study objective is to collect safety information in at least 300 subjects treated with Zorvolex™ for at least six months and 100 subjects treated for at least 12 months.

This study commenced on January 13, 2012 and was completed in April 2013. Approximately 60% of the 601 subjects, or 360 subjects, completed the study, 407 subjects completed six months of dosing in the study and 242 subjects withdrew from the study. Ninety-nine subjects withdrew from the study due to adverse events. The most frequent events associated with withdrawal from the study have included gastrointestinal and cardiac events. Forty-two subjects (5%) overall experienced serious adverse events; there have been no deaths.

Tiforbex™

Tiforbex™ is a novel formulation of indomethacin using the proprietary SoluMatrix™ technology platform. Tiforbex™ contains indomethacin as the sole active ingredient. Products containing indomethacin have been licensed in the U.S. since 1965 and are indicated for the treatment of moderate to severe rheumatoid arthritis including acute flares of chronic disease, moderate to severe ankylosing spondylitis, moderate to severe osteoarthritis, acute painful shoulder (bursitis and/or tendinitis) and acute gouty arthritis. The reduced particle size in our submicron product enhances dissolution and absorption, permitting a reduction in dosage compared to existing formulations while maintaining efficacy. Tiforbex™ is being developed for the treatment of acute pain of mild to moderate severity in adult patients.

In an analysis of pooled safety data from two Phase 3 studies of Tiforbex™ in patients with pain following bunionectomy surgery, the most common adverse events related to Tiforbex™ were nausea, dizziness, vomiting and headache. There were no serious adverse events reported that were considered related to Tiforbex™. We believe that the pooled safety data from the two Phase 3 studies is representative of the safety risk profile of Tiforbex™.

Tiforbex™ Clinical Program: Treatment of Acute Pain

The clinical development program supporting the Tiforbex™ NDA for the treatment of mild to moderate acute pain in adult patients consists of five clinical trials that were conducted in the U.S.

The development program was designed to support an NDA utilizing the 505(b)(2) regulatory path of approval that will reference the NDA for Indocin® (indomethacin), thus limiting the number of studies required to complete the application.

Our clinical development program for Tiforbex™ consists of two Phase 1 pharmacokinetic studies to evaluate the bioavailability of Tiforbex™, a Phase 2 safety and efficacy study in acute postoperative pain, and two Phase 3 randomized, double-blind, multiple-dose placebo-controlled studies of Tiforbex™ for the treatment of acute postoperative pain after bunionectomy.

Our initial Phase 1 and Phase 2 studies evaluated Tiforbex™ prior to additional improvements in our manufacturing process. These improvements to our manufacturing process include changes to the batch sizes and milling process in order to create a more commercially viable product while reducing expenses. Subsequent clinical studies, including one of the Phase 1 studies and both Phase 3 pivotal studies evaluated the Tiforbex™ commercial drug product.

Phase 1 Pharmacokinetic Studies in Healthy Volunteers

Our initial Phase 1 study, which enrolled 40 adults, demonstrated enhanced absorption kinetics of Tiforbex™ compared with Indomethacin Capsules, with similar maximal indomethacin blood concentrations (Cmax), despite the lower dose. As demonstrated for other NSAIDs, the rate, but not the extent of absorption of indomethacin in Tiforbex™ was decreased when administered with food. All dosage strengths of Tiforbex™ (20 mg and 40 mg) and indomethacin reference capsules (50 mg) were generally safe and well tolerated under fed and fasting conditions. No clinically significant changes in laboratory results or vital signs were reported. No subject withdrew from the study due to an adverse event. There were few adverse events reported in the study. No serious adverse events or deaths occurred during the study. The second study, which enrolled 40 adults, and used the commercial formulation, was generally similar in design. The dosing phase of this study has been completed and is undergoing analysis. No serious adverse events or deaths were reported in this study.

Phase 2 Study in Subjects with Pain Following Extraction of Impacted Third Molars

Our Phase 2 randomized, double-blind, placebo-controlled study evaluated Tiforbex™, 400 mg celecoxib, and placebo for treatment of acute postoperative pain in adult patients following removal of multiple impacted third molars. This study enrolled 203 adults. The study objective was to demonstrate efficacy and evaluate safety and tolerability. This study was similar in design to the Zorvolex™ Phase 2 clinical study.

The analgesic efficacy of Tiforbex™ capsules, measured in terms of the primary efficacy variable TOTPAR assessed for the period 0-8 hours after study entry, was statistically superior to that of placebo (p<0.001). Results for the secondary efficacy assessments were consistent with the findings for the primary efficacy parameter.

Tiforbex™ was generally well tolerated with a safety profile comparable to celecoxib and placebo. The most frequent reported adverse events overall were: nausea, headache and alveolar osteitis. No serious adverse events or deaths occurred during the study.

Phase 3 Studies in Subjects with Pain following Bunionectomy Surgery

Two Phase 3 pivotal, double-blind, multiple-dose, placebo-controlled studies evaluated Tiforbex™ 20 mg three times daily, 40 mg twice and three times daily and placebo for the treatment of acute postoperative pain after bunionectomy. Celecoxib 400 mg administered for the first dose, followed by 200 mg twice daily, was included as an active comparator in one of these studies. The study design, patient populations and objectives were similar to the Zorvolex™ Phase 3 clinical study. The first study enrolled 462 adults. The second study enrolled 373 adults.

In the first study, Tiforbex™ 40 mg three times daily, 40 mg twice daily and 20 mg three times daily were associated with statistically significant (40 mg three times daily p<0.001, 40 mg twice daily p=0.046, and 20 mg three times per day p=0.017) improvement in combined pain intensity differences (VASSPID-48) over the 48 hour time period. Although there was some evidence of analgesic efficacy in celecoxib capsules (400 mg followed by 200 mg twice daily) treatment group, the differences compared with placebo, were not statistically significant (p=0.103).

Twelve of the 462 enrolled subjects withdrew from the study. Eight of these subjects were in the indomethacin submicron particle treatment groups, three of whom withdrew due to adverse events. The numbers of subjects that received additional analgesia as permitted in the protocol were as follows: (i) 76 of 93 subjects in the Tiforbex™ group 40 mg three times daily, (ii) 82 of 91 subject in the Tiforbex™ group 40 mg twice daily, (iii) 81 of 91 subjects taking Tiforbex™ 20 mg three times daily, (iv) 83 of 93 subjects in the celecoxib group and (v) 91 of 94 subjects in the placebo group.

Tiforbex™ Primary Efficacy Analysis: Sum of Pain Intensity Differences Measured by Visual Analog Scale Over 0-48 hours (VASSPID-48)

In the second study, statistically significant differences versus placebo were demonstrated in the protocol defined analysis of the primary efficacy parameter VASSPID-48 for Tiforbex™ capsules 40 mg twice and three times daily arms. Although the mean VASSPID-48 score (346.7) for the Tiforbex™ capsules 20 mg three times daily group was similar to the score observed in the earlier study (380.5), the difference versus placebo did not achieve statistical significance due to a higher score in the placebo treatment group.

Nine of 373 enrolled subjects withdrew from the study. Six of these subjects were in the Tiforbex™ treatment groups, two of whom withdrew due to adverse events. The numbers of subjects that received additional analgesia as permitted in the protocol were as follows: (i) 75 of 94 subjects in the Tiforbex™ group 40 mg three times daily, (ii) 71 of 93 subjects in the Tiforbex™ group 40 mg twice daily, (iii) 80 of 92 subjects in the Tiforbex™ group 20 mg three times daily, and (iv) 84 of 94 subjects in the placebo group.

In response to a request by the FDA to perform analyses of the primary efficacy parameters in these studies to address the potential impact of conventional assumptions regarding subjects who may have withdrawn from the study (or received additional analgesic treatment) prior to key efficacy assessments, additional analyses of the primary efficacy parameter were performed for both Tiforbex™ Phase 3 studies. In these studies, pain intensity, as a measure of efficacy, was assessed by each subject prior to trial drug administration and at 5, 30, and 45 minutes and 1, 1.5, 2, 3, 4, 5, 6, 7, 8, 12, 16, 20, 24, 32, 40, and 48 hours. For patients who withdrew from the study due to adverse events or lack of efficacy, missing efficacy assessments were “imputed” by using the assessment made prior to trial drug administration. The most recent assessment prior to withdrawal was used for subjects who withdrew from the study for other reasons. The primary efficacy parameter was analyzed using the protocol defined analysis of covariance procedure and mixed model repeated measures, an approach that limited the “imputation” of missing data.

In the first Tiforbex™ Phase 3 study, the results of this post-hoc analysis were similar to the results of the protocol defined analysis. In the second study, the additional analyses were prospectively defined prior to unblinding. In this additional analysis, significant differences compared with placebo were demonstrated for all Tiforbex™ treatment groups including the 20 mg three times daily treatment arm.

Tiforbex™ capsules were generally well tolerated with safety profiles comparable to celecoxib and placebo. There was no consistent evidence of a dose relationship for adverse events. In both studies, the most frequent adverse events were: nausea, post-procedural edema, dizziness and headache, all of which were transient. No serious adverse events or deaths were reported in the Tiforbex™ treatment groups.

Submicron Meloxicam

Submicron meloxicam is a novel formulation of meloxicam, using the SoluMatrix™ technology platform. Meloxicam is the active ingredient in Mobic® Tablets, a product sold by Boehringer Ingelheim Pharmaceuticals Inc. Mobic® was approved by the FDA in 2000 and is indicated for the relief of the signs and symptoms of osteoarthritis, rheumatoid arthritis and pauciarticular or polyarticular juvenile rheumatoid arthritis in subjects two years of age and older. Meloxicam has been demonstrated to be effective in the treatment of osteoarthritis, however, the rate of absorption (Tmax, Cmax) is modest. The reduced particle size in our submicron product enhances dissolution and absorption compared to existing NSAIDs, permitting a reduction in dosage compared to existing formulations while maintaining efficacy. We are developing submicron meloxicam for the treatment of osteoarthritis pain in adult patients.

In a completed Phase 1 study of submicron meloxicam, the most common reported adverse event was tension headache. There were no serious adverse events reported in such study. We believe that the safety data from this study is representative of the safety risk profile of submicron meloxicam.

Submicron Meloxicam Clinical Development Program

The clinical development program supporting submicron meloxicam capsules will consist of five clinical trials, including three Phase 1 pharmacokinetic studies to support a planned NDA, utilizing the 505(b)(2) regulatory path of approval, that will reference the Mobic® (meloxicam) Tablets NDA.

The first two Phase 1 studies are complete. A third Phase 1 study is planned for 2013 and will evaluate the commercial submicron meloxicam drug product, similar to the proposed Phase 3 studies. The proposed pivotal Phase 3 study is a multicenter, randomized, double-blind, placebo-controlled, fixed-dose, parallel-group, efficacy and safety study of submicron meloxicam capsules in subjects with pain due to osteoarthritis of the knee or hip. An accompanying open label study will evaluate the safety and tolerability of submicron meloxicam capsules for up to one year.

Phase 1 Pharmacokinetic Studies in Healthy Volunteers

We have completed two Phase 1 pharmacokinetic studies that both demonstrated that the submicron formulation achieved absorption kinetics for meloxicam that would allow for dose reduction. Based on the results, submicron meloxicam containing 5 mg and 10 mg of meloxicam have been selected for further development.

Our initial Phase 1 study, which enrolled 28 adults, demonstrated enhanced absorption kinetics of submicron meloxicam capsules 7.5 mg compared with meloxicam capsules (MOBIC) 7.5 mg. The mean maximum meloxicam plasma concentrations (Cmax) for submicron meloxicam capsules significantly exceeded the Cmax for corresponding doses of meloxicam concentrations (MOBIC) following administration under fasting conditions. Although the extent of meloxicam absorption following submicron meloxicam capsule administration was somewhat higher than the absorption following meloxicam capsule administration, this was not considered to be bioequivalent. These findings supported the feasibility of studying lower doses of submicron meloxicam capsules.

Administration of submicron meloxicam capsules, following a high fat meal, was associated with an increased rate of meloxicam absorption; the maximum plasma meloxicam concentration (Cmax) exceeded the meloxicam concentration following administration of submicron meloxicam capsules under fasting conditions. As for other NSAIDs, food did not affect the overall extent of systemic absorption. Submicron meloxicam capsules were generally safe and well tolerated under fed and fasting conditions. No clinically significant changes in laboratory results or vital signs were reported. No subject withdrew from the study due to an adverse event. There were few adverse events reported in the study. No serious adverse events or deaths occurred during the study.

The second study, which enrolled 14 adults, evaluated submicron meloxicam capsules dosed at 6 mg and 12 mg under fasting conditions and at 12 mg under fed conditions. The mean maximum meloxicam plasma concentrations (Cmax) following administration of submicron meloxicam capsules, 12 mg, exceeded the Cmax for meloxicam (MOBIC) 15 mg following administration under fasting conditions. The overall extent of meloxicam absorption following submicron meloxicam capsule 12 mg administration was somewhat lower (<14%) than the absorption following meloxicam capsule (MOBIC) 15 mg administration under fasted conditions. These findings supported the feasibility of studying lower doses of submicron meloxicam capsules.

Administration of submicron meloxicam capsules, following a high fat meal, was associated with an increased rate of meloxicam absorption; the maximum plasma meloxicam concentration (Cmax) following submicron meloxicam capsule administration in fed conditions exceeded the meloxicam concentration following administration of submicron meloxicam capsules under fasting conditions. As for other NSAIDs, food did not affect the overall extent of systemic absorption. Submicron meloxicam capsules were generally safe and well tolerated under fed and fasting conditions. No clinically significant changes in laboratory results or vital signs were reported. No subject withdrew from the study due to an adverse event. There were few adverse events reported in the study. No serious adverse events or deaths occurred during the study.

A third study will evaluate submicron meloxicam 5 mg and 10 mg using the commercial manufacturing process. In this cross-over study, fed and fasted subjects administered submicron meloxicam capsules will be compared with Mobic® 15 mg as the reference drug product. This study commenced in May 2013.

Pivotal Phase 3 Study in Subjects with Osteoarthritis Pain

We have commenced enrollment in a single pivotal Phase 3 double blind, placebo-controlled study to provide primary evidence of safety and efficacy. This study will enroll 402 subjects with osteoarthritis pain of the knee or hip measured using the WOMAC® Pain Subscale. Subjects will be required to experience a documented “flare” in osteoarthritis pain following discontinuation of NSAIDs and/or acetaminophen during screening.

The primary efficacy parameter will be the change in WOMAC® Pain Subscale from baseline at 12 weeks following study entry. Additional secondary efficacy parameters will include the mean change from baseline in WOMAC® Pain Subscale at two weeks and six weeks; change from baseline in the Total WOMAC® Score, including measures of pain, function and stiffness over 12 week study period and Patient Global Impression of Change that rates the subject’s perceptions regarding the change in their status since the start of the study. This study is being conducted in the U.S. and is expected to be completed in late 2013.

Phase 3 Open-Label Safety Study up to 12 months Treatment

Our Phase 3 open-label safety study, which has commenced enrollment, will dose subjects with submicron meloxicam 10 mg for up to one year. The objective of this study, which will enroll approximately 600 subjects, is to collect safety data from a minimum of 300 subjects with osteoarthritis treated with submicron meloxicam capsules for six months and at least 100 subjects treated for one year.

Submicron Naproxen

Submicron naproxen is a novel formulation of naproxen using the proprietary SoluMatrix™ technology platform. Submicron naproxen contains naproxen as the sole active ingredient. Products containing naproxen have been available in the U.S. since 1976 and are indicated for the treatment of rheumatoid arthritis, osteoarthritis, ankylosing spondylitis, tendonitis, bursitis, acute gout, relief of mild to moderate acute pain and acute dysmenorrhea. The reduced particle size in the submicron product enhances dissolution and absorption, permitting a reduction in dosage compared to existing formulations while maintaining efficacy. We are developing submicron naproxen for the treatment of osteoarthritis pain in adult patients.

In a Phase 2 study of submicron naproxen for the treatment of post-operative pain, the most common adverse event was somnolence (drowsiness). One serious adverse event, an adverse drug reaction, was reported in such study. We believe that data from this study is representative of the safety profile of submicron naproxen.

Phase 1 Pharmacokinetic Study in Healthy Subjects

We have completed a Phase 1 pharmacokinetic study that enrolled 40 adults and demonstrated that submicron naproxen capsules were associated with a faster rate of absorption of naproxen compared with naproxen tablets: Tmax 1.94 hours versus 2.31 hours. The maximum naproxen concentration following administration of submicron naproxen 400 mg was comparable to the maximum naproxen concentration following naproxen tablets 500 mg. Submicron naproxen administration resulted in a lower overall extent of naproxen absorption. As has been demonstrated for other NSAIDs, the rate but not the overall extent of absorption for submicron naproxen 400 mg and naproxen 500 mg was reduced following administration following a high fat meal. Submicron naproxen was generally well tolerated. There were few adverse events and there were no serious adverse events or deaths in this study.

Phase 2 Study in Patients with Pain Following Extraction of Impacted Third Molars

We have completed a randomized, double-blind, placebo-controlled study that evaluated submicron naproxen (200 mg and 400 mg), naproxen (250 mg and 500 mg) and placebo for treatment of acute postoperative pain in adult patients following removal of multiple impacted third molars. The study objective was to evaluate efficacy and evaluate safety and tolerability. This study was similar in design to the Zorvolex™ and Tiforbex™ Phase 2 studies and enrolled 254 adults.

Submicron Naproxen Phase 2: TOTPAR-12 (Primary Efficacy Endpoint)

Submicron naproxen was associated with statistically significant analgesia based on total pain relief during 0-12 hours after study entry, compared with placebo. Submicron naproxen was generally well tolerated with a safety profile comparable to placebo. The most frequent adverse events were post-procedural swelling, headache and nausea, which were transient. No deaths, serious adverse events, or adverse events leading to study discontinuation occurred during the study.

Phase 2 Submicron Naproxen

Submicron Naproxen: Future Programs

The design of these studies is similar to studies proposed to support the submicron meloxicam program for the treatment of osteoarthritis pain. Further potential dosing options are being considered.

Preclinical Pipeline

In addition to late-stage product candidates, through our license agreement with iCeutica, we have the exclusive the right to exclusively license other submicron NSAIDs developed by iCeutica using the SoluMatrix™ technology platform. iCeutica has developed submicron formulations of celecoxib and ibuprofen, and we have exercised our option under our license agreement with iCeutica to exclusively license these submicron formulations from iCeutica. We intend to continue advancing these and potentially other product candidates as we build our pipeline.

Sales & Marketing

Marketed Products

Our currently available products, Indocin® and Aldomet®, are marketed globally in 48 countries using a network of distributors, wholesalers and a licensee, Aspen.

U.S. Market

We sell two formulations of indomethacin into the U.S.: Indocin® Suppositories and Indocin® Oral Suspension. Both products are manufactured by third-party contract manufacturing organizations. Once the products are manufactured they are shipped to our third-party logistics provider who provides the warehousing, order taking, invoicing, distribution and collection functions.

European Market

We sell Indocin® and Aldomet® in seven European countries (Austria, Belgium, France, Italy, Portugal, Spain and Switzerland) using third-party distributors and a third-party logistics provider for warehousing and supplying products to the distributors. The products are manufactured for us by contract manufacturing organizations.

Additional International Markets

Outside of the U.S. and seven European countries (Austria, Belgium, France, Italy Portugal, Spain and Switzerland), Indocin® and Aldomet® are distributed by our licensee, Aspen, who sells, markets, and distributes the products. In addition, Aspen distributes Indocin® and Aldomet® in the United Kingdom and the Republic of Ireland. Aspen pays us a royalty of 50% on the net proceeds generated by the sales in these markets. The license agreement was entered into in December 2007 and it has a 50 year term.

Submicron Products

The marketing strategy for our submicron NSAIDs has been developed to:

■	Ensure physicians have top of mind awareness of the rationale and recommendations to use the lowest effective dose of NSAIDs for the shortest period of time;

■	Differentiate our submicron NSAIDs individually and as a portfolio from other NSAIDs;

■	Effectively co-position our submicron NSAID products for optimal share penetration;

■	Ensure formulary availability and optimize reimbursement of our submicron NSAID products; and

■	Use sophisticated analytics for efficient segmentation, targeting and geographical allocation of resources.

We have undertaken market research to understand the potential of these products using conjoint analysis, which is a stated perception based tool that uses systematic analysis to understand decision making by customers. Conjoint analysis is used frequently in the pharmaceutical industry to understand the utility value of the various product attributes and estimate market share and revenue potential of development products. We had ImpactRx, a market research firm, conduct four independent conjoint studies, one each for Zorvolex™, Tiforbex™, submicron naproxen and submicron meloxicam. Each of these studies was conducted independently and had approximately 300 respondents, consisting of approximately two-thirds primary care physicians and one-third rheumatologists. Such respondents each participated in only one of the four studies. These studies indicate that the attributes of our submicron products are highly preferred by physicians. We believe that our submicron NSAIDs have the potential to take market share from all the other major NSAIDs such as ibuprofen, celecoxib, meloxicam and naproxen. Results of subsequent market research studies have been consistent with results of the conjoint studies.

The following chart shows the results from the conjoint studies we conducted for Zorvolex™, Tiforbex™, submicron naproxen and submicron meloxicam.

Iroko Submicron Product Candidates: Conjoint Studies

Our marketing plan involves increasing awareness among physicians of the rationale and recommendations for the use of the lowest effective doses of NSAIDs. We intend to position our submicron NSAID products as uniquely offering effective pain relief at lower doses and systemic exposures. Zorvolex™ will be positioned as the effective lower dose NSAID that can be used both for short and long periods of time. Tiforbex™ will be positioned as the effective lower dose NSAID best used for pain relief related with acute conditions and for shorter periods of time. We believe that co-positioning Zorvolex™ and Tiforbex™, in part, a reflection of existing medical practice, will allow these products to gain share from the different NSAID market segments.

Our marketing strategies for the submicron NSAIDs are based on extensive marketing research studies conducted with over 2,400 physicians, predominantly primary care physicians and rheumatologists. Market research studies were conducted with over 1,500 physicians for Zorvolex™ alone. These market research studies were conducted over the last two and a half years beginning in the fall of 2010 and consisted of both qualitative and quantitative studies including conjoint studies, positioning, message testing and concept testing studies. The insights derived from these studies along with sophisticated analytics such as segmentation and core base statistical areas, or CBSA, mapping has shaped our focus on the appropriate targets of physicians matched to CBSAs where patients are likely to have relatively unrestricted managed care coverage and core product messages that will be compelling to those physicians. About $1.5 million has been spent over the past two and a half years for the primary market research studies to physicians and an additional $1.4 million has been spent on data and analytics.

The marketing plan to payors will include the development of a value proposition based on the benefits of a 20% dose reduction for our submicron NSAID products. Other physician and patient access initiatives will include the development of co-pay assistance program for patients.

We intend to demonstrate the health outcomes impact of lowering the dose of conventional NSAIDs such as diclofenac and indomethacin by 20% and thereby underscore the potential for lower dose NSAIDs to improve the outcomes of patients. Showing the value associated with a reduction in adverse events using prospective head-to-head clinical trials is impractical due to the large numbers of subjects that would need to be studied (e.g. approximately 78,000 subjects would be needed to demonstrate a statistically significant reduction in gastrointestinal perforations or bleeds). Further, numerous published studies have already shown an increased dose related risk of adverse events with NSAIDs. A recent study by Castellsague et al. in 2012 demonstrated the higher risk ratios for gastrointestinal bleeds and ulcerations with higher dose versus lower doses of different NSAIDs (diclofenac 4.2 v. 2.5, indomethacin 7.9 v. 2.9) and a study by McGettigan and Henry demonstrated higher risk ratios for cardiovascular events compared to lower doses for different NSAIDs (diclofenac 1.98 v. 1.22, ibuprofen 1.78 v. 1.05).

The following charts show the incidence of serious gastrointestinal and cardiovascular adverse events in patients using low dose and high dose NSAIDs.

Incidence of Adverse Events in Patients Using Low Dose and High Dose NSAIDs

Data from these existing studies can be used to build models that are predictive of the correlation between dose and adverse events. This type of modeling is endorsed by national agencies including the Agency for Healthcare Research and Quality (part of the U.S. Department of Health and Human Services). We have worked with RTI Health Solutions, a pharmaceutical research company, to develop a health outcomes model for Zorvolex™ using such modeling based on data from systematic reviews. The model has also been validated by an independent external expert physician-epidemiologist. The completed model assesses the benefits of a 20% reduction in diclofenac dose. Data was extracted from 17 published studies based on a review of 108 studies that included over 100,000 subjects cited in systematic reviews. Meta-regression modeling was then used to assess the risk ratio relationship of adverse events by dose. Multiplying the estimated risk ratios at the different doses compared with the baseline probability of the adverse event in a non-NSAID user allows us to compare the number of adverse events at the different doses of diclofenac and calculate the number of adverse events reduced by using a lower dose. This analysis indicates that Zorvolex™ would potentially reduce the number of gastrointestinal adverse events by 18%, cardiovascular adverse events by 7% and acute renal adverse events requiring dialysis by 19%. These percentage reductions in adverse events can be converted into the number of events prevented by applying them to the baseline number of events in those patients who were prescribed diclofenac in 2011. The costs of events prevented can be calculated by multiplying the number of adverse events prevented by the actual standard costs of treating an event. Across all the events prevented, the total yearly costs saved have been calculated to be approximately $3.7 billion.

	GI EVENTS		CV EVENTS		ACUTE RENAL EVENTS REQUIRING DIALYSIS		TOTAL
Potential reduction in events	-18%		-7%		-19%
Potential events prevented in the U.S. (1)	139,250		11,005		1,447		151,702
Potential treatment costs avoided	$203 million	(2)	$2.6 billion	(3)	$863 million	(4)	$3.7 billion	(5)

(1)	This is based on based on 3,677,033 patients that use diclofenac in the U.S. in 2011 (Source IMS Health, 2011).
(2)

The unit cost for inpatient treatment was obtained from Healthcare Cost and Utilization Project database for International Classification of Diseases, 9th Revision (2009), or HCUP. The unit cost for an outpatient visit and endoscopy was obtained from Medicare Resource-Based Relative Value Scale (Ingenix, 2012) and Physicians’ Fee Reference (2011). The unit cost of medication was obtained from Red Book Online (2012).

(3)

The unit cost for inpatient treatment was obtained from HCUP and Stroupe et al. (2000). The unit cost for outpatient and pharmacy cost was obtained from Russell et al. (1998) and Stroupe. The unit cost for maintenance treatments was obtained from Pignone et al. (2006) and Stroupe.

(4)

The unit cost for inpatient treatment was obtained from Dasta et al. (2008). The unit cost for maintenance treatments was obtained from Smith et al. (2004), which used a database by Kaiser Permanente, and Berger et al. (2009), which used a database by PharMetrics.

(5)

All unit costs were inflated to 2011 costs using information obtained from the medical Consumer Price Index as reported by the U.S. Department of Labor, using the average medical Consumer Price Index between January and October 2011.

A 2005 study by Spiegel showed that in patients with chronic osteoarthritis who were at average risk of gastrointestinal and cardiovascular complications the use of an NSAID plus a proton pump inhibitor, as compared to an NSAID alone, cost an incremental $45,350 per ulcer complication avoided. In the same study, patients at lowest risk for an ulcer complication and not taking aspirin, the use of 1) an NSAID plus a proton pump inhibitor or 2) celecoxib had an incremental cost of greater than $60,000. We believe that our costs per event avoided will be approximately $1,886 per event, a fraction of the costs of either celecoxib or an NSAID plus a proton pump inhibitor.

Another critical part of our marketing strategy includes the use of market research and sophisticated analytics to segment the prescribing physicians for efficient targeting. We have used a predictive model based on the profile of physicians who showed high preference to Zorvolex™ in the conjoint studies conducted to predict those physicians who are most likely to use the product. This approach along with other factors such as an analysis of the total number of NSAID prescriptions written by a given physician and the propensity of such physician for early adoption of new products has been used to identify approximately 67,000 physicians, from an overall physician universe of approximately 850,000, as high potential customers for the launch of Zorvolex™. Similar segmentation and targeting work has been completed for Tiforbex™ to identify approximately 30,000 physicians and is currently being enhanced to include potential physicians from analog products.

Using sophisticated analytics, we also have developed a managed care access algorithm using the formulary position of other NSAIDs and the co-pay index by managed care plans at Core Based Statistical Area, or CBSA, level. This has been used to prioritize CBSAs based on the timing and extent of managed care access. We will focus our sales and marketing efforts on the prioritized CBSAs to provide the optimum managed care environment thereby facilitating the maximum adoption of our submicron NSAID products.

To reach our selected customer groups, we intend to utilize a sales organization with both internal and outsourced resources. Our established contract sales organization, Ventiv Commercial Services, LLC, will provide full-time sales representatives, including 350 representatives, all of which will sell Zorvolex™ and 160 of which will sell Tiforbex™. The sales leadership team will consist primarily of our employees. This team will lead and guide the selling strategy. This strategy allows us to lead the sales strategy but have the flexibility of working with a specialist partner on the operational management of the sales team.

In markets other than the U.S., we plan to establish collaborations with third parties in order to effectively commercialize our submicron NSAID products.

Reimbursement Strategy

Our reimbursement strategy in the U.S. is to demonstrate the value proposition of our submicron NSAID products to managed care payors. Our payor targeting and strategies have been guided by extensive market intelligence studies and analytics. During the past two and a half years, qualitative and quantitative market research have been conducted with about 50 key managed care decision makers made of medical directors and pharmacy directors. An additional 14 managed care decision makers have provided guidance in advisory board settings. Detailed CBSA level analysis has been conducted indexing coverage by plan and co-pay levels allowing for prioritization of favorable areas. Also, detailed plan level analytics have been conducted for approximately 55 payor accounts, including managed care plans and pharmacy benefit managers, evaluating their formulary management strategies and the relative effectiveness of those strategies. Overall, approximately $500,000 has been spent over the past two and a half years towards the efforts to understand the payors’ perspectives that guide our payor strategies.

The value proposition is as follows:

■	Provide effective pain relief at lower doses;

■	Provide products that facilitate the use of NSAIDs in accordance with the recommendations provided by the FDA, EMA, other regulatory bodies and medical societies;

■	Potentially reduce serious adverse events; and

■	Provide an alternative that could reduce the usage of opioids.

We will work with SynopiaRx, a managed markets account management group, to demonstrate the value propositions of our submicron NSAID products to managed care payors. Our contracting strategy is based on modeling to determine the right level of rebates that would provide the optimal outcome for each managed care plan. A co-pay assistance program is synchronized with the contracting strategy to offer the optimal access for patients who will be prescribed any of our submicron NSAID products by a physician.

Managed care plans use placement of pharmaceutical product in formulary tiers to manage the utilization of products. Most managed care commercial plans in the U.S. use a 3-tier formulary placement approach. The amount the patient pays out-of-pocket for pharmaceuticals (co-pay) varies depending upon the placement of the pharmaceutical on a given tier. Managed care plans generally place mostly generic products on the first tier where the patient’s co-pay generally ranges from $5-$15. Preferred branded products are generally placed on the second tier where the co-pay generally ranges from $25-$40. Non-preferred branded products generally are placed on the third tier where the co-pay generally ranges from $45-$75. Additionally, some pharmaceutical products may not be placed on a tier, meaning that the cost of such product is not covered by the plan at all.

Based on the insights gathered by reviewing the formulary placement of analog products (such as the recently introduced NSAID products like Voltaren Gel, Flector, Vimovo, Zipsor, etc.), feedback on how new products are likely to be treated gathered through market research and advisory boards, we believe that most commercial plans are likely to place our submicron NSAID products on third tier coverage at launch, which would include coverage for an estimated 140 million people, with minimal restrictions. Certain plans are likely to place our submicron NSAID products on second tier coverage at launch. Formulary placement for Medicare Part-D and Medicaid is likely to start at least six months post-launch and evolve over the following year. The evolution of Medicare Part-D and Medicaid coverage is an estimation based on the insights provided by the industry expertise of our consultants.

Trade Operations Strategy

Our trade and channel strategy is to establish relationships ensuring that both Zorvolex™ and Tiforbex™ will be available through leading retail channels and in targeted pharmacies shortly after NDA approval. The strategy entails integration at the wholesale and retail level with key sales and marketing messaging to establish Iroko as a brand with a robust analgesic product pipeline. We intend to target leading retail chains and drug wholesalers to develop agreements to ensure products are available in our key sales territories.

On approval, we will distribute Zorvolex™ and Tiforbex™ into the wholesale and pre-determined retail channels. During the FDA review of Zorvolex™ and Tiforbex™, our trade operations activities will include meetings with the leading retail chains and drug wholesalers to facilitate an effective introduction of our new commercial products and to achieve retail stocking objectives.

Collaborations, Commercial and License Agreements

We have relationships with various parties for the manufacturing and distribution of our products. A summary of these relationships is set forth below.

Aspen Pharmacare Holdings Limited—Exclusive Sub-License Agreement; Manufacturing and Supply Agreement

In December 2007, our subsidiary granted a 50-year license to Aspen to sell Aldomet® and Indocin® in Africa, Central and South America, Ireland, the United Kingdom, Australia, New Zealand and Asia (excluding China (other than Hong Kong), Japan, Pakistan, South Korea, and Sri Lanka (solely for Aldomet®)). Under this agreement, Aspen is licensed to be the sole promoter, distributor, marketer and seller of Aldomet® and Indocin® in the territories listed above.

Aspen paid Iroko Holdings a one-time license fee of $10.3 million for the exclusive rights to promote and distribute the products in the territory and a one-time payment of $2.6 million for certain knowledge and know-how. Additionally, Aspen pays us a quarterly royalty of 50% of sales of our products less regulatory costs and the costs incurred in manufacturing, packaging and distributing the products, for that quarter. As of March 31, 2013, we have recorded royalty income of $9.1 million under this license agreement, which includes predecessor spends.

We have the right to terminate the agreement and license to another party if cumulative net sales miss budget by more than 20% in any part of the territory for any three consecutive calendar quarters. Aspen may terminate the agreement if we launch new competitive products in certain countries only if required negotiations to reach agreement of the commercialization of the product result in deadlock, and as a result sales volume of the products licensed by Aspen decline by 20%.

In April 2008, we entered into a Manufacturing and Supply Agreement with Aspen to be the exclusive manufacturer and supplier of Aldomet® and Indocin® in the territories described above. The agreement has a six year initial term with the option for subsequent three year renewals, and can be terminated after the initial term upon the shorter of two years notice or such notice that is necessary to complete the technical transfer of the manufacturing process to a new manufacturer. For this service, we pay Aspen the price to pack and manufacture these products, plus 10% of such costs. As of March 31, 2013, we have paid $3.8 million under this agreement, which includes predecessor spends. Under the agreement, Aspen will not manufacture our products either for competitors or for itself in the territories listed above.

Distribution Agreements

In addition to the exclusive sublicense with Aspen, we entered into various exclusive distribution agreements with companies for distribution of Aldomet® and/or Indocin® in countries including, but not limited to, Italy, Portugal, Austria, Greece and Cyprus. We have also entered into non-exclusive distribution agreements with companies in the U.S. and France. These agreements provide for various payments to be made by us, often based on some performance measure of the distributor, and most operate on automatic renewals of one year terms until one party provides written notice of the intent not to renew six months prior to termination of the current term.

Catalent—Master Services Agreement

In September 2010, we entered into a Master Services Agreement with Aptuit, Inc., now known as Catalent, for continuing research and development of our submicron products. The largest current project, or Project 1, provides for the development and production of Tiforbex™ and Zorvolex™, certain registration activities for the two products, including preparation of portions of our NDA filings, the scale-up of the process to enable commercial-scale production and the validation of the drug products. Under Project 1, we have agreed to pay Catalent a contractual amount for the services provided. The Master Services Agreement with Catalent and Project 1 expires in September 2013 but may be renewed by agreement of the parties. We may terminate the agreement at any time with 30 days written notice. As of March 31, 2013, we have spent $15.5 million under this agreement and have contracted to spend an additional $7.8 million through 2016.

Catalent—Capital Project Agreement and Exclusive Commercial Manufacturing Term Sheet

In May 2012, we entered into a Capital Project Agreement with Catalent for the $2.0 million funding of equipment fitout at Catalent’s Kansas City facility in preparation for the commercial manufacture of specified submicron products. In addition, in September 2012, we executed the Term Sheet (which incorporates the Capital Project Agreement) with Catalent for the exclusive manufacture and supply of our submicron products. We have an obligation to purchase a minimum of approximately $66.0 million our specified submicron products from Catalent under the Term Sheet. However, we may terminate the Term Sheet upon payment of a cost of approximately $3.0 million plus reasonable cancelation fees incurred by Catalent associated with the equipment fit-out. In addition, Catalent may exercise an option to sell certain equipment to us under the Capital Project Agreement valued at up to $5.8 million upon such termination.

iCeutica—License and Option Agreements

In June 2007, Iroko Pharmaceuticals, LLC entered into a Nano-Reformulated Compound License and Option Agreement with iCeutica, which agreement was amended and restated in December 2012. Under this agreement, as amended, iCeutica granted us the sole and exclusive right and license to develop, make, use, sell and import Tiforbex™, Zorvolex™, submicron naproxen as well as the option to obtain a sole and exclusive license to any other NSAIDs developed into a nano-reformulation by iCeutica. iCeutica also agreed to cooperate with us in further research and development of additional NSAID compounds and submicron reformulation. We are permitted to grant sublicenses under this agreement, subject to certain restrictions.

Under this agreement, as amended, Iroko Pharmaceuticals, LLC paid a one-time fee of $2.4 million for the license of Zorvolex™, submicron naproxen and Tiforbex™ and a $0.6 million scale-up fee. In addition, for each additional compound that we exercise our option to obtain a license to, we are required to pay a one-time option fee of $0.5 million and a scale-up fee of $0.5 million upon the completion of successful scale-up. We are also obligated to pay, at our election, royalties on each license granted equal to (i) 10% of net product sales or (ii) $5.0 million plus 5% of net product sales. Should we sublicense any of the licensed compounds, we would be obligated to pay iCeutica a portion of any sublicense revenue we receive.

The term of each of our license agreements with iCeutica continues on a country-by-country basis until the expiration of the last-to-expire of certain patents, or if there is no granted iCeutica patent in a country, for two years from the date of the first commercial introduction of a licensed product in that country. If we fail to use commercially reasonable diligence to develop, commercialize market and sell any licensed NSAID, iCeutica may reclaim all rights to that NSAID. To date, we have exercised our options to license submicron celecoxib and submicron ibuprofen, for which we have paid a one-time license fee of $1.0 million.

In addition, in December 2012, we acquired a license to submicron meloxicam from iCeutica pursuant to a separate license agreement for a $10.0 million interest free note as well as other royalty payments. Under this agreement, we will elect to pay iCeutica royalties on any sales of submicron meloxicam in an amount equal to $5.0 million plus 5% of net sales. We are also obligated to pay iCeutica for sublicenses and combination products, and these fees are determined by the revenue derived from such sublicenses. See “Certain Relationships and Related Person Transactions—Acquisition of Submicron Meloxicam.”

Cordial Investments Inc., which, prior to the consummation of this offering is the holder of over 99% of our equity interests, is the holder of substantially all of iCeutica’s equity interests.

Acquisition from Drawbridge

Pursuant to a purchase agreement dated August 10, 2010, Vollin, Phoenix IP Ventures-III, L.P. and Phoenix IP Ventures-III, LLC, through Iroko Holdings S.A., an entity that was the precursor to Cordial Investments Inc., acquired 100% of the membership interests of Iroko Holdings LLC, the sole member of Iroko Pharmaceuticals, LLC, from

Drawbridge Iroko Holdings LLC, Phoenix IP Ventures-I LP and Phoenix IP Ventures LLC for $66.3 million, milestone payments and royalty payments. We accounted for this transaction using business combination accounting, which established a new basis of accounting under which the assets acquired, including our two products, were recorded at their fair value. Under the terms of this agreement, we are required to make a royalty payment to Drawbridge Iroko Holdings LLC, Phoenix IP Ventures-I LP and Phoenix IP Ventures LLC. Phoenix IP Ventures-I LP, Phoenix IP Ventures LLC, Phoenix IP Ventures-III, L.P. and Phoenix IP Ventures-III, LLC are all investment funds managed by affiliates of Phoenix IP Ventures. Phoenix IP Ventures-I LP and Phoenix IP Ventures LLC were minority shareholders of Iroko Holdings LLC prior to the acquisition. The royalty and milestone payments are made quarterly for as long as there are proceeds arising from our formulations of indomethacin, diclofenac and naproxen. We are required to pay 50% of all payments we receive from the sales revenue from these three submicron NSAIDs, up to a cumulative aggregate amount equal to $14.5 million. Thereafter, we are required to pay a 5% royalty on net sales of these three submicron NSAIDs. In the event of a sublicense of such formulations prior to our commercialization of the three submicron NSAIDs, we are required to pay, at our discretion, either (i) 50% of royalties of the sublicense or (ii) $5.0 million plus 5% of sublicensee net sales. See “Certain Relationships and Related Person Transactions—Acquisition from Drawbridge.”

Ventiv Commercial Services, LLC

In November 2012, we entered into a Confidential Service Agreement with Ventiv Commercial Services, LLC, or Ventiv, through which Ventiv will provide the sales force for our submicron products in the United States. Pursuant to the agreement, Ventiv will provide full-time sales representatives to exclusively promote and sell our submission products. We will pay Ventiv a fixed fee per sales representative. Our expectation is that the obligation represented by this agreement will be one of our most significant obligations upon full implementation of the agreement. The initial term of the agreement provides for it to expire on the date that is two years from the date Ventiv’s sales representatives are first deployed in the field with customers. The agreement may be renewed for one year periods thereafter. Either we or Ventiv can terminate the agreement for any reason upon predetermined notice after the first year of the agreement.

SynopiaRx LLC

We are party to a Master Services Agreement with SynopiaRx LLC, or SynopiaRx, dated December 2011 in which SynopiaRx provides certain payor related services in support of our submicron formulation development programs as detailed in statements of work as projects arise. Currently, we are contracting SynopiaRx to develop a Managed Care Strategy and Plan in which SynopiaRx will provide a variety of services such as conducting advisory panels with key decision-makers in managed care, developing a reporting system to provide us with weekly updates on status of contract negotiations and assisting in operationalizing the sales force. The agreement on this project continues until June 2013 unless terminated earlier. The Master Services Agreement continues on one year automatic renewal periods unless otherwise terminated.

Suppliers/Manufacturing

Our supply chain is composed of a network of third-party providers. This network consists of suppliers of raw material, excipients, active pharmaceutical ingredients, or APIs, contract manufacture operations and packaging. We do not own or operate facilities for the manufacturing or packaging of any of our current products. We do not have any current plans to establish our own manufacturing or packaging operations for our products.

We have long-term contracts with the third-party providers for our clinical supply and commercial products. We have also planned and implemented risk mitigation and business continuity strategies by identifying and contracting with back-up suppliers and manufacturers for APIs and finished products.

Marketed Products

For our marketed products, we utilize a number of different specialist manufacturing and packaging partners.

PRODUCT	MANUFACTURER	PACKAGER
Aldomet® Tablets	Aspen—South Africa (EU/International Markets)	NextPharma—Germany (EU markets) Aspen—South Africa (International markets)

Indocin® Capsules	Aspen—South Africa (EU/International Markets)	NextPharma—Germany (EU markets) Aspen—South Africa (International markets)

Indocin® Sustained Release Capsules	NextPharma—Germany (EU Markets)	NextPharma—Germany (EU markets)

Indocin® Suppositories	G&W USA (U.S. market) Famar—Greece (EU/International Markets)	G&W USA (U.S. market) Famar—Greece (EU/International Markets)

Indocin® Oral Suspension	Patheon—Canada (U.S. market)	Patheon—Canada (U.S. market)

We source the API for Indocin® from Fabbrica Italiana Sinteci, or FIS, Italy and the API for Aldomet® from Zhejiang Chiral Medicine Chemicals Co., Ltd., China.

Submicron Products

We have entered into a Master Services Agreement with a third-party provider, Catalent, in Kansas City, MO for the development and manufacture of our late-stage pipeline submicron NSAID products for use in clinical development. In September 2012, we also entered into a binding term sheet with Catalent for the commercial manufacture of Zorvolex™ and Tiforbex™. We intend to enter into a definitive contract relating to the commercial manufacture of Zorvolex™ and Tiforbex™ in mid 2013.

Finished commercial product for Zorvolex™ and Tiforbex™ will be packaged at Patheon Pharmaceuticals Inc., or Patheon, in Cincinnati, OH for distribution in the U.S. market. The manufacturing facilities of Catalent and Patheon have been inspected and approved by the FDA for other companies’ drug products. These facilities have not yet been approved for the manufacture and packing of our submicron NSAID products. This approval is expected to occur as part of the FDA approval process for the products.

APIs for our submicron NSAIDs are sourced from a number of manufacturers: Unique Laboratories, India (diclofenac); FIS, Italy (indomethacin); Cadila Healthcare Ltd., India (meloxicam); Dr. Reddy’s Laboratories, India (naproxen).

Competition

The pharmaceutical industry is characterized by intense competition. Oral NSAIDs such as celecoxib, diclofenac, ibuprofen, meloxicam and naproxen are the major competitors for our submicron NSAID products. The key competitive factors in this market are product effectiveness, product safety profile, brand awareness and managed care access.

Ibuprofen is the most used NSAID with about a 31% share of prescriptions in the U.S. in 2011. Meloxicam is the second most commonly used NSAID with approximately an 18% share of U.S. prescriptions in 2011 and is one of the fastest growing NSAIDs, with a compound annual growth rate of 18% from 2007 to 2011, despite the fact that it is generic and not promoted. The growth of meloxicam is due to its perceived safety profile relative to other NSAID products. While celecoxib is the largest NSAID in terms of revenue, its share of prescriptions has declined as a result of physicians continuing to shift prescriptions away from COX-2 inhibitors and also due to declining promotional efforts as the product’s patent protection nears expiration.

Our competitors include organizations such as major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and generic drug companies. Many of our competitors have greater financial and other resources than we have, such as more commercial resources, larger research and development staffs and more extensive marketing and manufacturing organizations. As a result, these companies may obtain marketing approval more rapidly than we are able and may be more effective in selling and marketing their products. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

Government Regulation and Approval

Governmental authorities in the U.S., at the federal, state and local level, as well as other countries, extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those being developed and sold by us. Our submicron NSAID products must be approved by the FDA through the NDA process before they may be legally marketed in the U.S. and by national authorities or the EMA through the marketing approval authorization process before they may be legally marketed in Europe. Our products and product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Government Regulation

NDA Approval Process

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

■	refusal to approve pending applications,

■	withdrawal of an approval,

■	imposition of a clinical hold,

■	warning letters,

■	product seizures,

■	total or partial suspension of production or distribution, or

■	injunctions, fines, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

■	completion of preclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices, or GLPs, or other applicable regulations,

■	submission to the FDA of an investigational new drug application, or IND, which must become effective before human (patient) clinical trials may begin,

■

performance of adequate and well-controlled human clinical trials according to current Good Clinical Practices, or cGCPs, to establish the safety and efficacy of the proposed drug for its intended use,

■	submission to the FDA of an NDA,

■

satisfactory completion of an FDA inspection of the facilities at which the drug substance and drug product are manufactured, packaged, and tested intended to assess compliance with current Good Manufacturing Practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and

■	FDA review and approval of the NDA.

Once a pharmaceutical candidate is identified for development, it enters the preclinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, pharmacology, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND agreement to permit dosing in humans. In addition to including the results of the nonclinical studies, the IND includes a protocol detailing, among other things, the objectives of the clinical trial(s), the parameters to be used in monitoring safety and the pharmacokinetic or effectiveness criteria to be evaluated. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, takes action to prevent the proposed clinical studies from initiating. Potential restrictive action from the FDA can include rejection of the IND for insufficient content or full/partial clinical hold if determined the risk to study subjects is greater than the data supporting the safety of the product. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with global standards for cGCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. For studies conducted in the U.S., each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must promptly report to the FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. An institutional review board, or IRB, must review and approve the protocol before a clinical trial commences and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

■

Phase 1 (Human Pharmacology). The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, distribution, metabolism, and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Subsequent Phase 1 studies may evaluate these parameters in selected patient populations such as: age, gender, presence of pre-existing conditions or concomitant medications that might influence the absorption, distribution, metabolism or excretion of the drug.

■

Phase 2 (Therapeutic Exploratory). Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

■

Phase 3 (Therapeutic Confirmatory). Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for NDA approval and product labeling.

Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to subjects.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. Key milestones in the development process at which FDA typically meets with sponsors include prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. FDA/sponsor meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new drug.

A sponsor may also request an SPA to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis plan that will form the primary basis of an efficacy claim. According to published guidance on the SPA process, a sponsor which meets the prerequisites may make a specific request for an SPA and provide information regarding the design and size of the proposed clinical trial and intended post study statistical analysis plan. The FDA is expected to evaluate the protocol within 45 days of the SPA submission to assess whether the proposed trial is adequate, and that evaluation may result in discussions and a request for additional information. An SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. The SPA submission and FDA’s assessment are documented and made part of the IND record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the drug was identified after the testing began. The FDA may review all clinical and nonclinical protocols submitted to the IND and provide feedback to sponsors at any time regarding study design or study conduct that is outside of an SPA. This feedback may include significant new changes that could impact the acceptability of the study to achieve the stated study objectives.

Prior to and concurrent with clinical trials, sponsors may complete additional animal safety studies and usually also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable degradation over its proposed shelf-life.

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The three legal pathways in the U.S. for registration of new drug products are defined as the 505(b)(1) pathway which is generally reserved for new chemical entities, the 505(b)(2) pathway which enables sponsors to cross-reference nonclinical and clinical data already reviewed by FDA that the sponsor would otherwise not have right of access to (e.g., reference drug), and the 505(j) pathway is for drug products previously approved by FDA that do not require new clinical trials, but do require bioequivalence testing for approval. In addition, 505(b)(2) and 505(j) applications must contain a patent certification for each patent listed for the reference drug in FDA’s “Orange Book”. For some drugs, the FDA may require Risk Evaluation and Mitigation Strategies, or REMS, which could include medication guides, physician communication plans, or restrictions on distribution and use, such as limitations on who may prescribe the drug or where it may be dispensed or administered. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for full technical review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth technical review. NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical, nonclinical, chemistry or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested.

Section 505(b)(2) New Drug Applications

The three legal pathways for registration of prescription strength new drug applications in the U.S. are known as the 505(b)(1), 505(b)(2) and 505(j) pathways. The 505(b)(1) pathway is generally reserved for new chemical entities. An alternate path to FDA approval, particularly for modifications to drug products previously approved by the FDA, permits an applicant to submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, and permits the submission of an NDA where at least some of the information required for approval comes from nonclinical or clinical trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

The FDA interprets Section 505(b)(2) of the FDCA to permit the applicant to rely upon the FDA’s previous findings of safety and effectiveness for an approved product. The FDA may also require companies to perform additional clinical trials or measurements to support any change from the previously approved product. The FDA may then approve the new product candidate for all or some of the label indications or conditions of use for which the referenced product has been approved, as well as for any new indication or condition of use sought by the Section 505(b)(2) applicant. The third pathway under Section 505(j) is for drug products previously approved by FDA that do not require new clinical trials, but do require bioequivalence testing for approval. Like a 505(b)(2) applicant, a 505(j) applicant also relies on nonclinical or clinical trials that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2) and 505(j) applications are subject to any non-patent exclusivity period applicable to the referenced product, which may delay approval of the application even if FDA has completed its substantive review and determined the drug should be approved. In addition, these applications must include patent certifications for any patents listed in the Orange Book as covering the referenced product. If the 505(b)(2) or 505(j) applicant seeks to obtain approval before the expiration of an applicable listed patent, the applicant must provide notice to the patent owner and NDA holder of the referenced product. If the patent owner or NDA holder brings a patent infringement lawsuit within 45 days of such notice, the 505(b)(2) or 505(j) application cannot be approved for 30 months (which, under certain circumstances can be lengthened or shortened by court order) or until the applicant prevails, whichever is sooner. If the 505(b)(2) or 505(j) applicant loses the patent infringement suit, FDA may not approve the application until the patent expires, plus 6 months for pediatric exclusivity if such exclusivity has been granted.

Section 505(b)(1) and 505(b)(2) NDA applicants are allowed to make changes to drugs or their labels after they have been approved. To change a label to market a new dosage or strength of a drug, to add a new indication or population or to change the way it manufactures a drug, an NDA holder must submit an sNDA.

We are seeking approval of Zorvolex™ capsules 18 mg and 35 mg for the treatment of acute pain of mild to moderate intensity in adult patients via the 505(b)(2) registration pathway. We intend to file an sNDA to extend the indication for Zorvolex™ to include osteoarthritis pain. We are also seeking approval of Tiforbex™ (indomethacin submicron particle) capsules 20 mg and 40 mg for acute pain of mild to moderate intensity in adult patients via the 505(b)(2) registration pathway.

Post-approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any drug products manufactured or distributed in the U.S., pursuant to FDA approvals, are subject to continuing regulation by the FDA, including, among other things:

■	record-keeping requirements;

■	reporting of adverse experiences with the drug;

■	providing the FDA with updated safety and efficacy information;

■	drug sampling and distribution requirements;

■	notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and

■	complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

We rely and expect to continue to rely on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Regulation Outside of the U.S.

In addition to regulations in the U.S., we will be subject to regulations of other countries governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the U.S. before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Reimbursement

Sales of our products will depend, in part, on the extent to which the costs of such products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover such products after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for our products for which it receives marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover such products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The ACA, enacted in March 2010, is expected to have a significant impact on the health care industry. ACA is expected to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the impact of ACA on pharmaceutical companies, as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In addition, although the U.S. Supreme Court recently upheld the constitutionality of most of the ACA, some states have indicated that they do not intend to implement certain sections of the ACA. These challenges add to the uncertainty of the legislative changes enacted as part of ACA.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the U.S. and generally tend to be significantly lower.

Intellectual Property

The proprietary nature of, and protection for, our product candidates and our discovery programs, processes and know-how are important to our business. We currently do not own any patents or patent applications. As of June 30, 2013, we had licenses to twelve patent families that include 14 pending U.S. utility patent applications, two provisional U.S. patent applications, two issued Australian patents, two issued South African patents, two issued New Zealand patents, and approximately 245 pending non-U.S. patent applications in jurisdictions within Europe, Asia, North America, South America, the Middle East and Africa as outlined below. Our licensed issued patents expire between 2025 and 2030. Our license with iCeutica is an exclusive, worldwide license in the field of our licensed products.

Specifically, our licensed patents and patent applications are generally grouped in four patent Portfolios:

(i)	A U.S. application, a European regional application and 9 additional foreign applications which correspond to PCT/AU2005/01977 with a priority date of December 31, 2004. These applications generally disclose our first generation milling technology and resulting products. If granted they will expire in 2025;

(ii)	A U.S. application, a European regional application and 9 additional foreign applications which correspond to PCT/AU2007/00910 with a priority date of June 30, 2006. These applications generally disclose our second generation milling technology and resulting products. If granted they will expire in 2027;

(iii)	A series of six separate product specific patent application families, four of which have a priority date of April 24, 2009 and correspond to PCT/AU2010/000469, PCT/AU2010/000470, PCT/AU2010/000471 and PCT/AU2010/000472. If granted, they will expire in 2030. In each family there is a U.S. application, a European regional application, three additional regional foreign applications, and 26 individual foreign applications. The remaining two product specific patents applications are unpublished and have a priority date of December 20, 2012; and

(iv)	A series of four process improvement patent application families relating to your second generation milling technology, with a priority date of April 24, 2009, and correspond to PCT/AU2010/000464, PCT/AU2010/000465, PCT/AU2010/000466 and PCT/AU2010/000467. If granted, they will expire in 2030. In each family there is a U.S. application, a European regional application, three additional regional foreign applications, and 26 individual foreign applications.

Our SoluMatrix™ Technology Platform is currently based on our second generation technology (Portfolio (ii)). The patents issuing from Portfolios (ii), (iii) and (iv) are intended to protect our current product candidates.

In collaboration with iCeutica, we are seeking patent protection in the U.S. and internationally for Zorvolex™, Tiforbex™, submicron naproxen, submicron meloxicam, submicron celecoxib and submicron ibuprofen product candidates from Portfolios (ii), (iii) and (iv), as well as our development programs and any other inventions to which we have rights, where available and when appropriate. We also rely on trade secrets, know-how and trademarks that may be important to the development of our business.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have such rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any pending patent applications or with respect to any patent applications filed in the future, nor can we be sure that any of our existing licensed patents or any patents that may be granted or licensed to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Risks Relating to Our Intellectual Property.”

Zorvolex™

Our patent portfolio for Zorvolex™ contains patent applications directed to compositions of matter, manufacturing methods and methods of use from Portfolios (ii),(iii) and (iv), all of which are licensed from iCeutica.

As of June 30, 2013, Portfolio (iii) includes two pending U.S. patent applications (one parent and one continuation) specifically directed to Zorvolex™ and corresponding foreign patent applications. The two currently pending U.S. patent applications present claims directed to methods to make the drug product (the parent application) and claims directed to the drug particles (the continuation). The U.S. continuation application was filed under the USPTO prioritized patent examination program and was recently accepted into the program. As of June 30, 2013, we had patent applications pending in 26 foreign countries and regional patent applications pending in four foreign regions in Portfolio (iii). We expect that if the various composition of matter patent applications specifically directed to Zorvolex™ are granted, and if the appropriate maintenance, renewal, annuity and other governmental fees are paid, they will expire in 2030 in all applicable jurisdictions, absent any foreign patent term extension that may be available upon regulatory approval.

In addition to the patent applications specifically directed to Zorvolex™ in Portfolio (iii), we have exclusively licensed from iCeutica five pending U.S. patent applications and corresponding foreign patent applications directed to methods for making compositions of Zorvolex™ and other product candidates in Portfolio (ii) and Portfolio (iv). These patent applications, described in greater detail below in the section titled “SoluMatrix™ Technology Platform,” include product-by-process claims covering Zorvolex™.

Tiforbex™

Our patent portfolio for Tiforbex™ contains patent applications directed to compositions of matter, manufacturing methods and methods of use, all of which are licensed from iCeutica. As of June 30, 2013, we have exclusively licensed two pending U.S. patent applications (one parent and one continuation) specifically directed to Tiforbex™ and corresponding foreign patent applications from iCeutica in Portfolio (iii). The U.S. continuation application was filed under the USPTO prioritized patent examination program and was recently accepted into the program.

As of June 30, 2013, we had patent applications pending in 26 foreign countries and regional patent applications pending in four foreign regions in Portfolio (ii). We expect that if the various composition of matter patent applications specifically directed to Tiforbex™ are granted, and if the appropriate maintenance, renewal, annuity and other governmental fees are paid, they will expire in 2030 in all applicable jurisdictions, absent any foreign patent term extension that may be available upon regulatory approval.

Submicron Meloxicam

Our patent portfolio for submicron meloxicam contains patent applications directed to compositions of matter, manufacturing methods, and methods of use, all of which are licensed from iCeutica. As of June 30, 2013, we have exclusively licensed one pending U.S. patent application specifically directed to submicron meloxicam and corresponding foreign patent applications from iCeutica from Portfolio (iii).

As of June 30, 2013, we had patent applications pending in 26 foreign countries and regional patent applications pending in four foreign regions in Portfolio (ii). We expect that if the various composition of matter patent applications specifically directed to submicron meloxicam are granted, and if the appropriate maintenance, renewal, annuity and other governmental fees are paid, they will expire in 2030 in all applicable jurisdictions, absent any foreign patent term extension that may be available upon regulatory approval.

Submicron Naproxen

Our patent portfolio for submicron naproxen contains patent applications directed to compositions of matter, manufacturing methods and methods of use, all of which are licensed from iCeutica. As of June 30, 2013, we have exclusively licensed one pending U.S. patent application specifically directed to submicron naproxen and corresponding foreign patent applications from iCeutica in Portfolio (iii).

As of June 30, 2013, we had patent applications pending in 26 foreign countries and regional patent applications pending in four foreign regions in Portfolio (ii). We expect that if the various composition of matter patent applications specifically directed to submicron naproxen are granted, and if the appropriate maintenance, renewal, annuity and other governmental fees are paid, they will expire in 2030 in all applicable jurisdictions, absent any patent term extension that may be available upon regulatory approval.

Submicron Celecoxib

Our patent portfolio for submicron celecoxib contains a U.S. provisional patent application licensed from iCeutica that is directed to compositions of matter, manufacturing methods and methods of use. As of June 30, 2013, we have licensed from iCeutica both the U.S. provisional patent application specifically directed to submicron celecoxib and have an entitlement to license all U.S. utility and foreign patent applications claiming priority from that provisional patent application in Portfolio (iii).

We expect that if the various composition of matter patent applications specifically directed to submicron celecoxib are granted, and if the appropriate maintenance, renewal, annuity and other governmental fees are paid, they will expire in 2033 in all applicable jurisdictions, absent any foreign patent term extension that may be available upon regulatory approval.

Submicron Ibuprofen

Our patent portfolio for submicron ibuprofen contains a U.S. provisional patent application licensed from iCeutica that is directed to compositions of matter, manufacturing methods, and methods of use. As of June 30, 2013, we have licensed from iCeutica both the U.S. provisional patent application specifically directed to submicron ibuprofen and have an entitlement to license all U.S. utility and foreign patent applications claiming priority from that provisional patent application in Portfolio (iii).

We expect that if the various composition of matter patent applications specifically directed to submicron ibuprofen are granted, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, they will expire in 2033 in all applicable jurisdictions, absent any foreign patent term extension that may be available upon regulatory approval.

SoluMatrix™ Technology Platform

In addition to the patent applications specifically directed to Zorvolex™, Tiforbex™, submicron naproxen, submicron meloxicam, submicron celecoxib and submicron ibuprofen as of June 30, 2013, we have licensed from iCeutica five pending U.S. patent applications and corresponding foreign patent applications directed to methods for making compositions of drugs (Portfolio (ii) and Portfolio (iv)). The methods described in these applications can be used to prepare Zorvolex™, Tiforbex™, submicron naproxen, submicron meloxicam, submicron celecoxib, submicron ibuprofen and other submicron product candidates. Regarding the U.S. patent application in Portfolio (ii), a third substantive office action rejecting the claims on various grounds, including prior art, was recently received from the USPTO after iCeutica filed a Request for Continued Examination. The majority of U.S. patent applications receive office actions that include rejections. The prior art-based rejections in the two earlier substantive office actions were subsequently withdrawn by the USPTO after a response was filed. The current office action will be responded to by its due date.

The pending U.S. patent application in Portfolio (ii) has corresponding foreign patent applications pending in 10 foreign countries. In addition, patents have been granted in Australia, South Africa and New Zealand. A regional patent application is pending at the European Patent Office. The four pending U.S. applications in Portfolio (iv) each have corresponding pending foreign applications pending in 26 foreign countries and regional patent applications pending in four foreign regions. We expect the patent applications in Portfolio (ii) and Portfolio (iv), if granted, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire from 2027 to 2030, depending on the priority date of the application and absent any foreign patent term extension that may be available upon regulatory approval.

Trademarks

We have engaged in a trademark registration program in key jurisdictions to enhance the protection of our various marks. In the U.S., federal registrations for Iroko® and Iroko Pharmaceuticals LLC® have been issued, and applications for Aldomet™, Zorvolex™, Tiforbex™ and Fenapreve™ are pending. Registrations for Iroko™, Iroko Pharmaceuticals™, the Aldomet™ and Indocin™ families of marks and for Zorvolex™, Tiforbex™, and Fenapreve™ have also issued in certain foreign jurisdictions and are pending in others. We have licensed from iCeutica the use of the mark SoluMatrix™.

Trade Secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. Trade secrets and know-how can be difficult to protect. We seek to protect our trade secrets and knowhow, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect our proprietary information. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of its premises and physical and electronic security of our information technology systems.

Employees

As of March 31, 2013, we had 71 employees, 15 of whom were primarily engaged in development functions, 12 of whom were primarily engaged in sales and marketing, 17 of whom were primarily engaged in providing implementation and professional support services and 27 of whom were primarily engaged in administration and finance. We intend to further enhance our staff strength to approximately 150 employees by the end of the third quarter of 2013. The majority of these new employees will be primarily engaged in sales and marketing for our submicron NSAIDs and related support functions.

A majority of our employees are located in the U.S. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our principal offices occupy approximately 56,412 square feet of leased office space in Philadelphia, Pennsylvania. The initial lease expires on November 12, 2022. We may extend our lease for one additional period of seven years and a second additional period of seven years or choose to let the initial lease expire and find additional office space to purchase or lease. We believe that our current facilities are suitable and adequate to meet our current and near term needs. We intend to add new facilities or expand existing facilities as required. We believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of its operations.

Legal Proceedings

From time to time, we may be subject to litigation and claims arising in the ordinary course of business. We are not aware of any pending or threatened legal proceeding against us that we expect to have a material adverse effect on our business, operating results or financial condition. The pharmaceutical industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, we may be involved in various additional legal proceedings from time to time.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our directors, executive officers and other key employees as of July 1, 2013.

NAME	AGE	POSITION(S)
Osagie Imasogie	51	Executive Chairman of the Board (1)
John Vavricka	49	President and Chief Executive Officer
Fred C. Krieger	66	Chief Financial Officer
Clarence L. Young, M.D.	57	Senior Vice President and Chief Medical Officer
Rohit Mehta	53	Senior Vice President, Corporate Development & Alliance Management
Moji James	47	Senior Vice President, General Counsel and Secretary
Nathan Burkey	39	Director
Jeremy Fletcher	59	Director
David U’Prichard	65	Director

(1)	Mr. Imasogie is currently Chairman of our board of directors and will become our Executive Chairman upon the consummation of this offering.

Osagie O. Imasogie, 51, has served as Chairman of our board of directors since March 2007, except for a brief period in 2010 during which he resigned from his position to consider an acquisition of us by entities affiliated with Phoenix IP Ventures, and will serve as Executive Chairman following the consummation of this offering. Mr. Imasogie is a co-founder of the Company and has over 30 years of experience in the fields of law, finance, business management, healthcare and the pharmaceutical industry. Mr. Imasogie is also the Chairman of the board of directors of iCeutica, a position in which he has served since June 2005. Mr. Imasogie co-founded Phoenix IP Ventures in 2004, and has since served as Senior Managing Partner. In January 2004, Mr. Imasogie was the founder of Trigenesis Therapeutics Inc., a biopharmaceutical company, focused on developing pharmaceutical products for the dermatological market which was sold to Dr. Reddy’s Laboratories, Inc. in May 2004. In 2004, Mr. Imasogie served as the Executive Vice President of Global Corporate Development for Dr. Reddy’s Laboratories, Inc., following the sale of Trigenesis to Dr. Reddy’s. In January 2004, Mr. Imasogie was a co-founder of Ception Therapeutics, Inc., a biopharmaceutical company and served as its President, CEO and Chairman from January 2004 through December 2005 and continued to serve as Ception’s Chairman until January 2007 when he stepped down to establish our company. From 2000 until January 2004, Mr. Imasogie served as the Founding Vice President and Director of GSK Ventures in the research and development department of GlaxoSmithKline plc. In 2000, Mr. Imasogie served as Vice President and Director of Product Development Strategy in the research and development department of SmithKline Beecham plc. From 1997 to 2000, Mr. Imasogie served as the Founding Senior Vice President of Business Development, General Counsel and Secretary of Endo Pharmaceuticals Inc. (now Endo Healthcare Solutions, Inc.). Previously, Mr. Imasogie served as Vice President, International Sales & Marketing of Dupont Merck Pharmaceutical Company and as a Corporate Finance Partner at PriceWaterhouse. In addition, for several years, Mr. Imasogie was a practicing attorney. Mr. Imasogie holds an LL.M. degree from the London School of Economics and an LL.M. degree from the University of Pennsylvania Law School and is admitted to practice law in the State of New York.

John Vavricka, 49, has been our President and Chief Executive Officer since co-founding Iroko in 2007, except a for brief period in 2010 during which he resigned from his position to consider an acquisition of us by entities affiliated with Phoenix IP Ventures. From April 2011 to December 2012, Mr. Vavricka served as Secretary of iCeutica. From 2003 to 2007, Mr. Vavricka served as Vice President, US and European Commercial Operations for Chiron Vaccines (now Novartis Vaccines, a subsidiary of Novartis Pharmaceuticals), a global pharmaceutical company and major vaccine manufacturer. From 2001 to 2003, Mr. Vavricka served as Vice President, Marketing of GlaxoSmithKline plc, a global pharmaceuticals company. At GlaxoSmithKline plc, Mr. Vavricka led the integration of GlaxoSmithKline plc’s predecessor companies in Canada. From 1999 to 2001, as Vice President, Global Product Strategy, R&D, he headed strategy and commercial development for cardiovascular and urogenital therapies. From 1987 to 1999 at SmithKline Beecham, a predecessor of GlaxoSmithKline plc, John held positions of increasing responsibility, lastly as Regional Vice President, Sales. Mr. Vavricka holds a B.A. degree in Neurobiology/Physiology from Northwestern University.

Fred C. Krieger, 66, has been our Chief Financial Officer since March 2007. From April 2011 to December 2012, Mr. Krieger served as Chief Financial Officer and Treasurer of iCeutica. From August 2000 to August 2006, he served as Vice President, Financial Control, Planning and Reporting, in the research and development division at GlaxoSmithKline plc. From August 1981 to July 2000, Mr. Krieger held positions of increasing responsibility at SmithKline Beecham Pharmaceuticals. For a number of years he directly supported the Chief Executive Officer. Mr. Krieger holds BBA and MBA degrees from Temple University and is a Certified Public Accountant.

Clarence L. Young, M.D., 57, has been our Chief Medical Officer since joining us in April 2012 and became a Senior Vice President in February 2013. From May 2010 to April 2012, he was Vice President, Targeted Therapies and Integrated Hospital Care at Novartis Pharmaceuticals Corporation. From April 2006 to May 2010, Dr. Young served as Vice President, Drug Development and Chief Medical Officer at Protez Pharmaceuticals (a wholly owned subsidiary of Novartis Pharmaceuticals Corporation). Dr. Young is Board Certified in Internal Medicine. From January 2001 to March 2006 he served as Vice-President, Clinical Development and Medical Affairs, Anti-Infectives at GlaxoSmithKline plc, and from August 1994 to December 2000, Dr. Young served in a variety of roles in Anti-Infective Clinical Research and Development and Medical Affairs at SmithKline Beecham. Dr. Young holds an M.D. from Harvard Medical School. Dr. Young is a member of the Executive Committee of the Board of Trustees of Gilman School in Baltimore, Maryland.

Rohit Mehta, 53, has been our Senior Vice President, Corporate Development & Alliance Management since March 2007, except for a brief period in 2010 during which he resigned from his position to consider an acquisition of us by entities affiliated with Phoenix IP Ventures. From April 2011 to December 2012, Mr. Mehta served as Vice President of Corporate Development of iCeutica. From November 2004 to March 2007, he was a principal in Jay Consulting, providing business and corporate-development consulting to venture-capital, drug-delivery, and biotechnology and pharmaceutical companies in the U.S. and Asia. From December 1997 to November 2004, he served as Vice President, Corporate Development, at Dr. Reddy’s Laboratories Ltd, a global pharmaceutical company, and at EpiCept Corporation, a pharmaceutical company addressing cancer therapy and pain relief and as Director, Business Development, at Endo Pharmaceuticals, now Endo Health Solutions, Inc., a global pharmaceutical company. Mr. Mehta has an MBA in International Business from Temple University, a Masters in Plastic Engineering from the University of Massachusetts, and a B.Sc. in Chemistry (major), Physics and Mathematics (minors) from Bombay University (India). He is a member of the Institutional Review Board at Temple, the Board of the Center for Frontier Sciences at Temple, and the Business Advisory Board of Pharm Asia News, an Elsevier online publication.

Moji James, 47, has been our General Counsel since joining us in February 2012 and became a Senior Vice President in February 2013. From October 2009 to February 2012, she was Global Product Counsel at the global pharmaceutical company, Pfizer Inc., and from May 2006 to October 2009 was Senior Attorney at Wyeth Pharmaceuticals (now part of Pfizer Inc.). Before joining Wyeth Pharmaceuticals, Ms. James was a senior litigator focusing on complex litigation matters. From 2001 to 2003, she was a senior litigation associate at the law firm Blank Rome in Philadelphia. Prior to Blank Rome, Ms. James was a litigation associate with the law firm Shearman & Sterling in New York from 1994 to 2001. She was also a barrister in England. Ms. James has a Bachelor of Laws degree from Warwick University, England, a Master of Laws from London University and is admitted to the bars of New York and the District of Columbia and has a Pennsylvania In-House Corporate Counsel License. In addition, Ms. James is a member of several civic and professional organizations.

Nathan Burkey, 39, has served as a member of our board of directors since August 2010. Mr. Burkey is also a member of the board of directors of iCeutica, a position in which he has served since April 2011. Mr. Burkey is a managing partner of Kew Capital LLP. Before co-founding Kew Capital LLP in 2008, from September 2002 to March 2008, he was a Managing Director at Credit Suisse Securities (Europe) Limited, a multinational financial services company, based in London where he was Head of Structuring for Central & Eastern Europe, Middle East and Africa within the Bank’s Fixed Income division. Prior to joining Credit Suisse Securities (Europe) Limited in 2002, Mr. Burkey was a fixed income derivatives trader within the Emerging Markets Group at Merrill Lynch, Pierce, Fenner & Smith Incorporated, in London, with whom he started as a graduate in 1996. Mr. Burkey received his B.A. in Philosophy, Politics and Economics from Oxford University.

Jeremy Fletcher, 59, has served as a member of our board of directors since August 2010. Mr. Fletcher is also a member of the board of directors of iCeutica, a position in which he has served since April 2011. Mr. Fletcher is a managing partner of Kew Capital LLP. Before founding Kew Capital LLP in 2008, he was at Credit Suisse Securities (Europe) Limited for 13 years and a Managing Director for 10 years, originally in the Equities Division of the Investment Bank and more latterly in Investment Banking where headed up the Bank’s global corporate advisory business in Metals and Mining. Prior to joining Credit Suisse Securities (Europe) Limited in 1995, Mr. Fletcher was a strategy consultant for 14 years. In September 1987, he became a founding partner of the strategy consulting boutique, Beddows & Company, now part of the Hatch Consulting Group, and continued as a partner there until March 1992. Mr. Fletcher received his B.A. in English Literature from Oxford University.

David U’Prichard, Ph.D., 65, has served as a member of our board of directors since August 2010. Mr. U’Prichard is also a member of the board of directors of iCeutica, a position in which he has served since April 2011. He is currently President of Druid Consulting LLC, a pharmaceutical and biotechnology-consulting firm, providing customized services to life sciences clients in the United States and Europe, and a founding partner of Druid BioVentures LLP. Dr. U’Prichard is also part-time Chief Scientific Officer of the operating company arm of The Harrington Discovery and Development Project (Cleveland, OH), a national initiative to accelerate new drug development inspired by physician-scientists. Previously, he was Chief Executive Officer of 3-Dimensional Pharmaceuticals, Inc. from 1999 to 2003. In addition, he held a variety of positions within the pharmaceutical and biotechnology industries, including, President and Chairman of Research and Development, and member of the executive committee, for SmithKline Beecham Pharmaceuticals; Executive Vice President and International Research Director, and a Member of the Board of Management of Zeneca Pharmaceuticals; General Manager, Research Department, ICI Pharmaceuticals, and Vice President Biomedical Research, ICI Pharmaceuticals; and Senior Vice President and Scientific Director for Nova Pharmaceutical Corporation. He is a director of Life Technologies, Inc., Cyclacel Pharmaceuticals, Inc., and Naurex Inc., and he served as a director of Alpharma, Inc., Guilford Pharmaceuticals Inc., Silence Therapeutics plc, Lynx Therapeutics, Inc. and non-executive Chairman of Oxagen Ltd. He was a Venture Partner with Red Abbey Venture Partners, private equity providers, from 2005-2010. Dr. U’Prichard was Chairman of the Pennsylvania Biotechnology Association in 2004-2005, and from 1992 to 1997, he was a member of the board of directors of the Biotechnology Industry Organization (BIO). He received a B.Sc. in Pharmacology from University of Glasgow in 1970 and a Ph.D. in Pharmacology from University of Kansas in 1975.

Board of Directors Composition

Our board of directors currently consists of four members. Immediately following the consummation of this offering, we will add the two individuals listed below, who will be independent directors, and our board of directors will consist of six members, including three independent directors. Vollin, due to its significant holdings in Cordial, is able to control the election of our board of directors. Following the consummation of this offering, we intend to identify and appoint an additional independent director to our board of directors. Following the appointment of such additional independent director, our board of directors will consist of seven members, including four independent directors. Our current directors will continue to serve as directors until their resignation or until their successors are duly elected by the holders of our ordinary shares, despite the fact that the voting provisions of our voting agreement will terminate upon the completion of this offering.

John A. Skolas, 61, will be appointed to our board of directors upon the consummation of this offering. Since May 2009, Mr. Skolas has been the sole member of Argyce LLC, providing financial consulting and interim CFO services to start up companies in medical device and new media businesses, liquidating trustee services in the drug development industry and litigation support on finance and accounting matters. From August 2007 to May 2009, Mr. Skolas was an independent consultant to start up companies. From October 2003 to May 2007 Mr. Skolas served as Executive Vice President, Chief Financial Officer and General Counsel of the pharmaceuticals company Genaera Corporation. From November 2000 to December 2001, he served as Chief Financial Officer at the genomics/gene repair company ValiGen N.V. From June 1999 to October 2000, he served as Chief Financial Officer at the combinatorial chemistry and pharmaceuticals company Coelacanth Corporation. From Mid 1998 through May 1999, Mr. Skolas served as Chief Financial Officer of Phytoworks, Inc. Mr. Skolas received a Bachelor of Arts degree from Luther College in 1974, a Juris Doctor from the University of Wisconsin in 1977 and a Master of Business Administration degree from Harvard Business School in 1988. Mr. Skolas passed the CPA Exam but has never held a CPA license. He is admitted to practice law in Minnesota and Wisconsin.

Louis Vollmer, 57, will be appointed to our board of directors upon the consummation of this offering. Mr. Vollmer co-founded the pharmaceuticals company Endo Pharmaceuticals, Inc. in connection with its acquisition of certain assets of DuPont Merck Pharmaceutical Company in 1997 and served as its Founding Executive Vice President, Sales and Marketing from inception to April 2000, when he retired. Prior to starting Endo, Mr. Vollmer served as various positions with DuPont Merck Pharmaceutical Company, including Vice President of Sales & Marketing for Multi-Source Products, District Sales Manager, Manager of Marketing Research, Senior Marketing Research Analyst, Institutional Sales Representative, and General Sales Representative since 1978. Mr. Vollmer received a Bachelor of Arts degree in Biology and Chemistry from the University of Delaware in Newark, Delaware, in 1978.

In accordance with the terms of our Amended and Restated Memorandum and Articles of Association, the board of directors will be divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms. At each annual meeting, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Upon completion of this offering, the members of the classes will be divided as follows:

■	the Class I directors will be Nathan Burkey and John Skolas, and their term will expire at the annual meeting of shareholders to be held in 2014;

■	the Class II directors will be Jeremy Fletcher and Louis Vollmer, and their term will expire at the annual meeting of shareholders to be held in 2015; and

■	the Class III directors will be Osagie Imasogie and David U’Prichard, and their term will expire at the annual meeting of shareholders to be held in 2016.

Our Amended and Restated Memorandum and Articles of Association provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our management or a change in control of us.

Our directors may be removed at any time, with or without cause, by a vote of more than 50% of the votes of the outstanding ordinary shares that are present at the meeting of shareholders and are voted, provided, that if Cordial, its shareholders and their respective affiliates no longer beneficially own at least 50% of our then-outstanding ordinary shares, the vote of shareholders holding at least 75% of the voting power of the then-outstanding ordinary shares will be required to removed directors.

Board Independence and Controlled Company and Foreign Private Issuer Exemption

We have applied to list our ordinary shares on NASDAQ. Generally, under NASDAQ listing rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. However, because Cordial controls a majority of our outstanding voting power, we are a “controlled company” under the corporate governance rules for publicly-listed companies. Therefore, we are not required to have a majority of our board of directors be independent. NASDAQ listing rules also generally require that each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. However, as a controlled company, we are not required to have each member of our compensation committee be independent or have an independent nominating function.

Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act. Under NASDAQ listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Prior to the consummation of this offering, our board of directors will undertake a review of the composition of our board of directors and its committees and the independence of each director.

In addition, for so long as we remain a foreign private issuer, NASDAQ listing rules are considerably different from those applied to U.S. companies. Under NASDAQ rules, as a foreign private issuer, we are not required to (i) have a majority of the Board be independent (other than due to the requirements for the audit committee under the Exchange Act); (ii) have a minimum of three members on our audit committee; (iii) have a compensation committee, a nominating or corporate governance committee; (iv) have regularly scheduled meetings of solely independent directors at least twice a year; (v) seek shareholder approval for (1) the establishment and material amendments of the terms of share incentive plans, (2) the issuance of more than 20% of our outstanding ordinary shares, and (3) an issuance that would result in a change of control; or (vi) adopt a publicly available code of conduct applicable to all directors, officers and employees.

The board of directors does not currently have a process for security holders to send communications to the board of directors. The board of directors intends to implement such a process as soon as practicable.

Board Committees

We do not currently have any Board Committees. Following this offering, our board of directors will have established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the responsibilities and composition as described below.

Audit Committee

Upon consummation of this offering, we will form an audit committee, that will consist of John A. Skolas (chairman), Louis Vollmer and David U’Prichard and the functions of the audit committee may, subject to board approval, include:

■

appointing our independent registered public accounting firm and being directly responsible for the compensation, retention and oversight of the independent registered public accounting firm, who will report directly to the audit committee;

■

reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services, including the fees to be paid for those services;

■	reviewing our annual and quarterly financial statements and reports and discussing the financial statements and reports with our independent registered public accounting firm and management;

■	reviewing and approving all related person transactions;

■

reviewing with our independent registered public accounting firm and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our internal controls over financial reporting;

■	establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal controls over financial reporting, accounting or auditing matters; and

■	preparing the audit committee report, if any, for inclusion in our proxy statement for our annual meeting.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and NASDAQ. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Prior to the consummation of this offering, our board of directors will adopt an audit committee charter. We believe that the composition of our audit committee, and our audit committee’s charter and functioning, will comply with the applicable requirements of the NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the consummation of this offering, the full text of our audit committee charter will be posted on the investor relations portion of our website at http://www.iroko.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Compensation Committee

Upon consummation of this offering, we will form a compensation committee, that will consist of Louis Vollmer (chairman), John A. Skolas and David U’Prichard and the functions of the compensation committee may, subject to board approval, include:

■

determining the compensation and other terms of employment of our Chief Executive Officer and other executive officers and reviewing and approving our performance goals and objectives relevant to that compensation;

■	administering and implementing our incentive compensations plans and equity-based plans, including approving option grants, restricted stock and other awards;

■	evaluating our incentive compensation plans, equity-based plans and similar programs advisable for us, as well as modifications or terminations of our existing plans and programs;

■

reviewing and approving the terms of any employment-related agreements, severance arrangements, change-in-control and similar agreements or provisions with our Chief Executive Officer and other executive officers;

■	reviewing and discussing the Compensation Discussion & Analysis, to the extent such disclosure is required in our annual report and proxy statement; and

■	preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

Upon the consummation of this offering, each member of our compensation committee will be a nonemployee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986.

Prior to the consummation of this offering, our board of directors will adopt a compensation committee charter. We believe that, upon the consummation of this offering, the composition of our compensation committee, and our compensation committee’s charter and functioning, will comply with the applicable requirements of the NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the consummation of this offering, the full text of our compensation committee charter will be posted on the investor relations portion of our website at http://www.iroko.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Nominating and Corporate Governance Committee

Upon consummation of this offering, we will form a nominating and corporate governance committee, that will consist of David U’Prichard (chairman), John A. Skolas and Louis Vollmer and the functions of the nominating and corporate governance committee may, subject to board approval, include:

■	evaluating director performance on the board of directors and applicable committees of the board of directors;

■	identifying, recruiting, evaluating and recommending individuals for membership on our board of directors, the audit committee and the compensation committee;

■	considering questions of independence or possible conflicts of interest (other than related person transactions) of members of our board of directors or our executive officers;

■	evaluating nominations by stockholders of candidates for election to our board of directors;

■	reviewing and recommending to our board of directors any amendments to our corporate governance documents; and

■	making recommendations to our board of directors regarding management succession planning.

Prior to the consummation of this offering, our board of directors will adopt a nominating and corporate governance committee charter. We believe that the composition of our nominating and corporate governance committee, and our nominating and corporate governance committee’s charter and functioning, will comply with the requirements of the NASDAQ and SEC rules and regulations that will be applicable to us. We intend to comply with future requirements to the extent they become applicable to us.

Following the consummation of this offering, the full text of our nominating and corporate governance committee charter will be posted on the investor relations portion of our website at http://www.iroko.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of Conduct

Our board of directors will adopt a Code of Conduct. The Code of Conduct will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

Our board of directors will also adopt an additional Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. This Code of Ethics, applicable to the specified officers, contains additional requirements including a prohibition on personal loans from the company (except where permitted by, and disclosed pursuant to, applicable law).

We intend to disclose future amendments to certain provisions of our Code of Conduct and our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, or waivers of those provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified below. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our Code of Conduct and our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer will be posted on our website at http://www.iroko.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus, and you should not consider that information a part of this prospectus.

Director Compensation

Prior to this offering, Mr. U’Prichard was the only non-employee director that received compensation for his service on our board of directors. For the fiscal year ended December 31, 2012, Mr. U’Prichard received $12,500 per fiscal quarter for his service on our board of directors. We have not compensated our non-employee directors that are associated with our shareholders for their service on our board of directors. We provide, and expect to continue to provide, reimbursement to our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

We intend to adopt a policy pursuant to which, following the completion of this offering, each nonemployee director will receive an annual fee of $50,000. Non-employee directors will receive an additional $10,000 annually for serving on the audit committee of our board of directors, an additional $7,500 annually for serving on the compensation committee and an additional $5,000 for serving on the nominating and corporate governance committee of our board of directors. The chairman of our audit committee will receive an additional $10,000 annually, the chairman of our compensation committee will receive an additional $5,000 annually and the chairman of our nominating and corporate governance committee will receive an additional $3,000 annually. Additionally, in the event that there are more than five meetings of our board of directors per year, non-employee directors will be paid $1,000 per meeting attended in person and $750 per meeting attended telephonically after the fifth meeting. In the event that a director attends more than five meetings of a committee per year, non-employee directors will be paid $700 per meeting attended in person and $400 per meeting attended telephonically after the fifth meeting. Non-employee directors will also be entitled to reimbursement for the reasonable out-of-pocket business expenses incurred in the course of performing their duties as a director. In addition, non-employee directors will be given options to purchase ordinary shares or restricted stock units having a value of $50,000 under our 2012 Plan, which award will vest in 36 equal monthly installments. Such option or restricted stock award will be granted upon the consummation of this offering or the election to our board of directors, whichever is the later to occur. On an annual basis, non-employee directors will also be given options or restricted stock awards having a value equal to $12,500, with such awards vesting in 12 equal monthly installments.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation awarded or paid to, or earned by, our Chief Executive Officer and our two other most highly compensated executive officers for the fiscal year ended December 31, 2012. We refer to these three executive officers in this prospectus as our named executive officers.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($) (1)	OPTION AWARDS ($) (2)	ALL OTHER COMPENSATION ($) (3)	TOTAL ($)
John Vavricka, President and Chief Executive Officer	2012	387,345	185,925	—	21,408	594,678
Moji James, Senior Vice President and General Counsel	2012	214,808	80,147	144,507	8,175	447,637
Clarence L. Young, M.D., Senior Vice President and Chief Medical Officer	2012	219,423	61,439	144,566	22,909	448,337

(1)	Includes signing and annual bonus amounts.
(2)

See “—Outstanding Equity Awards at Fiscal Year-End.” Amounts represent the aggregate grant date fair value of stock options granted during the 2012 fiscal year computed in accordance with FASB ASC Topic 718. Assumptions used in calculating these are described in note 12 to Iroko Intermediate’s consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus.

(3)

Amounts include our contribution to such employee’s 401(k) plan account, health insurance, life insurance, additional life insurance, long term disability and short term disability tax gross up, waived health insurance reimbursement, founder insurance tax gross-up, and hotel and travel expenses.

Outstanding Equity Awards at Fiscal Year-End

The following table below sets forth information regarding the outstanding equity awards held by our named executive officers as of December 31, 2012. All of the shares subject to the following option grants will vest upon the consummation of this offering. The share amounts and related exercise prices listed in the table below have been converted into ordinary shares that will be outstanding following the consummation of this offering assuming a conversion ratio of approximately 0.8359 (assuming (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus and (ii) a closing date of July 31, 2013).

	OPTION AWARDS
NAME	VESTING COMMENCEMENT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE (1)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE (1)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEARNED	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
John Vavricka	August 10, 2010	46,808	86,931	n/a	$1.82	March 1, 2022
Moji James	February 21, 2012	—	20,897	n/a	$1.82	March 1, 2022
Clarence L. Young, M.D.	April 6, 2012	—	20,897	n/a	$1.82	March 1, 2022

(1)

All options were granted under the 2012 Plan. Represents options granted in connection with the commencement of the respective named executive officer’s employment with us. 70% of the option shares vest and become exercisable over a four year period in equal annual installments, measured from the vesting commencement date, subject to continuous service. The remaining 30% of the option shares shall vest and become exercisable upon the earlier of (i) the nine year anniversary of the vesting commencement date, (ii) a change in control of us, or (iii) our initial public offering, subject to continuous service.

Option Exercises

None of our named executive officers exercised option awards in the 2012 fiscal year.

Pension Benefits

We do not provide any pension benefits to our named executive officers.

Other Compensatory Benefits

We provide the following benefits to our named executive officers, generally on the same basis provided to all of our employees, except that our named executive officers have certain rights to reimbursement of health insurance costs following separation from service as described in “—Potential Payments Upon Termination or a Change in Control”:

■	medical, dental and vision insurance;

■	401(k) plan (see “Retirement Plans” below for a description of our 401(k) plan);

■	employee assistance program;

■	short-and long-term disability, life insurance, accidental death and dismemberment insurance; and

■	health and dependent care flexible spending accounts.

Retirement Plans

We maintain a 401(k) retirement plan which is intended to be a tax qualified defined contribution plan under Section 401(k) of the Code. All of our U.S. employees are eligible to participate on the first day of the month following their date of hire. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation up to the statutorily prescribed limit, which was equal to $16,500 in 2011 and is equal to $17,000 in 2012 (catch up contribution for employees over 50 years of age, or who attain this age before the end of the calendar year, allow for an additional $5,500 in 2011 and 2012), and have the amount of their compensation reduction contributed to the 401(k) plan. We make Safe Harbor Contributions, defined under the Employee Retirement Income Security Act, under our 401(k) plan equal to a 100% match of the first 3% of an employee’s compensation that is deferred and a 50% match of the next 2% that an employee defers of their compensation. The 401(k) plan itself pays for all administrative costs of plan maintenance.

Employment Agreements with Named Executive Officers

We are party to employment agreements with each of our named executive officers. These agreements were entered into upon the commencement of each respective named executive officer’s employment and have been subsequently amended. Each employment agreement provides for “at will” employment of the respective named executive officer, which means that the employment relationship can be ended by the named executive officer or by us at any time, subject to the executive’s potential right to certain severance benefits as described below under “—Potential Payments Upon Termination or a Change in Control.”

Each employment agreement provides for an annual salary, subject to adjustment by the board of directors, and an initial option grant. Mr. Vavricka was granted options in December 2010 to purchase Class C shares of Iroko Holdings S.A. Pursuant to the Agreement and Plan of Reorganization described below under “Certain Relationships and Related Person Transactions—Iroko Intermediate Agreement Plan of Reorganization and Sale of Preferred Stock,” these options were exchanged, on a one-for-one basis and at the same exercise price, for options to acquire shares of common stock of Iroko Intermediate in March 2012 and were subsequently exchanged, on a one-for-one basis and at the same exercise price, for options to acquire our ordinary shares in April 2013. Mr. Young and Ms. James were granted options in March 2012 to purchase shares of common stock of Iroko Intermediate, which were also exchanged for options to acquire our ordinary shares in April 2013. The following chart shows the annual base salaries for named executive officers as of December 31, 2012, the initial option grants and the applicable bonuses. The share amounts and related exercise prices listed in the table below have been converted into ordinary shares that will be outstanding following the consummation of this offering assuming a conversion ratio of approximately 0.8359 (assuming (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus and (ii) a closing date of July 31, 2013).

NAMED EXECUTIVE OFFICER	BASE SALARY AS OF DECEMBER 31, 2012 ($)	ANNUAL BONUS ($) (1)	INITIAL OPTION GRANT (# OF SHARES)	OPTION EXERCISE PRICE PER SHARE ($)	VESTING COMMENCEMENT DATE
John Vavricka	406,250	185,925	133,739	1.82	August 10, 2010
Moji James	255,000	80,147	20,897	1.82	February 21, 2012
Clarence L. Young, M.D.	300,000	61,439	20,897	1.82	April 6, 2012

(1)

Each named executive officer’s employment agreement provides that such officer is eligible to receive a bonus of up to a certain percentage of such officer’s base salary, with such percentage based on certain performance criteria. Such amounts may be increased in the sole discretion of our board of directors. Bonus amounts include signing and annual bonus amounts.

Each named executive officer’s employment agreement also contains the following covenants and provisions:

■

confidentiality: each named executive officer is required to hold our confidential information in strictest confidence and not to disclose our confidential information at any time during or after the named executive officer’s employment, unless authorized by us in writing or pursuant to a written confidentiality and invention rights agreement that each of our named executive officers has entered into;

■

non-solicitation: each named executive officer is prohibited from, either during the term of employment with us or for a specified period of one year after employment has terminated, soliciting for employment any of our employees or employees of our affiliates, or any such person whose employment with us or our affiliates has terminated within six months prior to such solicitation and such termination was not initiated by us or our affiliates, or otherwise induce or attempt to induce such employees to terminate their employment with Iroko or our affiliates. Each named executive officer also must not solicit, induce or entice any of our or our affiliates’ customers, clients or patrons, including, but not limited to, those upon whom he called, whom he solicited, to whom he catered, or with whom he became acquainted while engaged as our employee, to cease doing business with us or our affiliates; and

■

non-competition: each named executive officer is prohibited, from the commencement of employment and for a specified period following termination, engaging in any business involving the development, manufacture, use, commercialization or sale of products that compete with products marketed or developed by us. The specified period following termination for each named executive officer is six months. The restriction applies to any area of the world in which we carry out business activities.

Each named executive officer, like substantially all of our employees, has executed an employee proprietary information agreement as a condition to his employment. Each of Messrs. Vavricka and Young and Ms. James is also entitled to certain benefits upon termination of employment under certain circumstances, including in connection with a change in control. These benefits are described below in “—Potential Payments Upon Termination or a Change in Control.”

The foregoing description of the employment agreements of our named executive officers is a summary only and is qualified in its entirety by reference to the employment agreements, which will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Potential Payments Upon Termination or a Change in Control

General Severance Benefits

The employment agreements of each of our named executive officers, which are described above under “—Employment Agreements with Named Executive Officers,” include certain severance benefits payable to the named executive officer in the event he is involuntarily terminated by us without cause or he resigns his position with us for good reason (“cause” and “good reason” as defined under these employment agreements are described below). In that situation, each named executive officer would be entitled to certain severance benefits. In the case of Mr. Vavricka, he would be entitled to (i) any salary owed to him through the date of termination, and continuing payments of his then current salary for 18 months after such termination; (ii) any bonus owed to him through the date of termination, and continuing payments at a rate equal to his expected annual bonus for 18 months after such termination; (iii) our portion of premiums relating to coverage for Mr. Vavricka and his dependents for group medical and dental insurance coverage for 18 months after such termination; (iv) reimbursement of all expenses incurred in connection with his performance of his or her duties; and (v) to the extent permitted by applicable law, all benefits generally available under the employee benefit plans. In the case of Mr. Young and Ms. James, each would be entitled to (i) any salary owed to him or her through the date of termination, and continuing payments of his or her then-current salary for 12 months after such termination; (ii) any bonus owed to him or her through the date of termination, and continuing payments at a rate equal to his or her expected annual bonus for 12 months after such termination; (iii) our portion of premiums relating to coverage for Mr. Young or Ms. James and their respective dependents for group medical and dental insurance coverage for 12 months after such termination; (iv) reimbursement of all expenses incurred in connection with his or her performance of his or her duties; and (v) to the extent permitted by applicable law, all benefits generally available under the employee benefit plans.

The named executive officers are entitled to additional benefits in the event they are terminated in connection with a change in control of us, as described below under “—Benefit Plans—2012 Share Option Plan.”

Additional Benefits Upon Termination in Connection with a Change in Control

In addition to the severance benefits described above under “—General Severance Benefits,” our employment agreements with Messrs. Vavricka and Young and Ms. James provide for accelerated vesting of all of such officer’s options (described above in the “Outstanding Equity Awards at Fiscal Year-End” table and related footnotes) immediately prior to the effective date of a change in control of us.

In addition, the 2012 Plan gives our board of directors the authority, in its discretion, provide for full acceleration of the vesting of any unvested stock options or stock purchase rights, including those held by our named executive officers, in the event of a merger or change in control of us. See “—Benefit Plans—2012 Share Option Plan” for more information.

Definitions of “Cause,” and “Good Reason”

The employment agreements of Messrs. Vavricka and Young and Ms. James define “cause” and “good reason” in substantially the same manner.

“Cause” is generally defined, subject to a cure period of not less than 30 days (unless such failure by its nature cannot be reasonably cured) as:

■	conviction of, or guilty plea to, a crime of moral turpitude (whether or not a felony) or a felony (other than traffic violations) or any lesser crime or offense involving the our property;

■	any act(s) or omission(s) which constitutes gross negligence or a breach of officer’s duty of loyalty;

■

a continued failure to satisfactorily perform his or her duties hereunder or to comply with the reasonable instructions of the board for a period of 30 days after written demand for satisfactory performance or compliance is delivered on behalf of the board specifically identifying the manner in which we believe officer has not satisfactorily performed or complied;

■	if such officer is regularly under the influence of alcohol or illegal substances while performing services for us;

■	any material breach of our personnel policies prohibiting acts of discrimination or harassment;

■	a material violation or breach by officer of the employment agreement which, if curable, has not been cured within 30 days after notice.

“Good reason” is generally defined as the officer’s resignation upon giving a notice of termination to us upon the occurrence of any of the following:

■	a failure to pay officer’s salary or additional compensation or benefits which has not been cured within 30 days after notice of such failure;

■	officer is assigned duties substantially inconsistent with his or her title without officer’s prior written consent;

■	any other material violation or breach by us of such employment agreement which, if curable, has not been cured within 30 days after notice of such breach has been given to us by officer; or

■	in the case of Mr. Vavricka, Osagie Imasogie ceases to be Chairman of the company, or Mr. Vavricka ceases to report directly to Osagie Imasogie.

Benefit Plans

After the consummation of this offering, we intend to adopt a new equity plan, which will allow for the issuance of up to 2,400,000 ordinary shares as equity awards.

2012 Share Option Plan

The 2012 Plan was initially adopted by the board of directors of Iroko Intermediate in January 2012 and subsequently approved by its stockholders. In connection with the Reorganization Transactions, described above under “Corporate Formation and Reorganization,” the 2012 Plan was amended and restated and options and other equity awards issued pursuant to the 2012 Plan were converted into options and equity awards exercisable for Iroko Pharmaceuticals Inc.’s ordinary shares.

The 2012 Plan provides for the grant of nonstatutory options, incentive options and stock purchase rights to our employees, directors and consultants. The maximum number of ordinary shares that may be issued under the 2012 Plan is 835,864 shares. Prior to the consummation of this offering, we intend to grant options to purchase ordinary shares (which will have an exercise price equal to the price at which ordinary shares are sold in this offering) to certain of our employees for all of the remaining ordinary shares reserved for issuance under the 2012 Plan. No stock purchase rights are outstanding under the 2012 Plan. Awards that expire, become unexercisable or are forfeited become available for future grant under the 2012 Plan.

All options granted as of March 31, 2013 were granted pursuant to the standard form of option agreement under the 2012 Plan, which provides that all option shares not then vested will vest upon the consummation of an initial public offering of our equity securities to investors on a public stock exchange, including this offering.

Under the 2012 Plan, our board of directors, or a committee designated by our board of directors, has the authority to grant options with early exercise rights, subject to our repurchase right that lapses as the shares vest on the original vesting schedule, and to provide for accelerated vesting. The term of an option issued pursuant to the plan may not exceed ten years and the exercise price of an option may not be less than the fair market value on the grant date.

The standard form of stock purchase agreement for the purchase of ordinary shares pursuant to options granted under the 2012 Plan also restricts the transfer of ordinary shares issued pursuant to an award for the period specified by the representative of the underwriters not to exceed 180 days following the effective date of the registration statement related to this offering.

The term of an incentive stock option issued pursuant to the plan may not exceed 10 years and the exercise price of an incentive stock option may not be less than the fair market value on the grant date, except that with respect to any optionee who owned 10% of the voting power of all classes of our outstanding shares as of the grant date, the term may not exceed five years and the exercise price of the incentive option must equal at least 110% of the fair market value on the grant date.

After the termination of service of an employee, director or consultant, he or she may exercise his or her options to the extent vested for the period of time stated in his or her option agreement. Generally, if termination is due to disability or death, the option will remain exercisable for one year. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Generally, the 2012 Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. However, nonstatutory stock options may be assigned during the recipient’s lifetime to one or more of the recipients, family members (or to a trust for the benefit of the recipient or the recipient’s family members) in connection with estate planning or pursuant to a domestic relations order.

Pursuant to each of the grants made under the 2012 Plan, outstanding option awards (or unvested stock) at the time of a change in control automatically vest so that each option becomes, immediately prior to the change in control, exercisable by the holder. However, the 2012 Plan provides that, in the event of a change in control, outstanding options do not vest on an accelerated basis if and to the extent that (i) the outstanding option is assumed by the successor corporation or otherwise continued in full force and effect (and any repurchase rights are assigned to the successor corporation), (ii) the outstanding option is replaced with a cash retention program which preserves the spread existing on the unvested option shares at the time of the change in control and provides for the subsequent payout of that spread in accordance with the same vesting schedule as the underlying unvested option, or (iii) the acceleration of such option is subject to other limitations imposed by the administrator of the 2012 Plan at the time of the grant.

As of March 31, 2013, all of the outstanding options that were issued pursuant to our standard form of option agreement under the 2012 Plan, which provides that all option shares that are not vested will vest upon the earlier of a change in control or an initial public offering of our equity securities to investors on a public stock exchange, including this offering.

Under the 2012 Plan, “change in control” is defined as

(i) a change in ownership or control of us, effected through any of the following:

■

a merger, consolidation, or other reorganization, unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter owned by the persons who owned our securities immediately prior to such transaction;

■	a shareholder-approved sale, transfer or other disposition of all of substantially all of our assets in liquidation or dissolution of us;

■

the acquisition, directly or indirectly, by any person or group of persons, of beneficial ownership of securities possessing more than 50% of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made directly to our shareholders;

■

any exclusive license (or substantially equivalent license or agreement) of all or substantially all of our material intellectual property and/or products (having a duration of all or substantially all of the life of the patents included in such license, if any), measured by reference to the earning power of such intellectual property or the gross revenues of such product; or

(ii) a change in ownership or control of our parent, Cordial Investments Inc., effected through any of the following:

■

any consolidation or merger of such entity with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of such entity immediately prior to such consolidation, merger or reorganization, own less than 50% of the surviving entity’s voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which such entity is a party in which in excess of 50% of such entity’s voting power is transferred;

■	a shareholder approved sale, transfer or other disposition of all or substantially all of such entity’s assets in liquidation or dissolution of such entity;

■

the acquisition, directly or indirectly by any person or related group of persons of beneficial ownership of securities possessing more than 50% of the total combined voting power of such entity’s outstanding securities pursuant to a tender or exchange offer made directly to such entity’s shareholders; or

■

any exclusive license (or substantially equivalent license or agreement) of all or substantially all of the material intellectual property and/or products of such entity (having a duration of all or substantially all of the life of the patents included in such license, if any), measured by reference to the earning power of such intellectual property or the gross revenues of such product.

The 2012 Plan is administered by our board of directors. Our board of directors is permitted to delegate the administration of the 2012 Plan to a committee. Our board of directors also has the authority to amend or modify the 2012 Plan, as long as the amendment of modification does not adversely affect the rights and obligations with respect to awards or unvested stock issuances at the time outstanding of any participant without the consent of that participant. In addition, certain amendments may require shareholder approval pursuant to applicable laws and regulations.

We will not grant any additional awards under the 2012 Plan following this offering. However, following this offering, the 2012 Plan will continue to govern the terms and conditions of all outstanding options previously granted under the 2012 Plan.

Other Compensation Policies

Share Ownership Guidelines

Currently, we have not implemented a policy regarding minimum share ownership requirements for our named executive officers. The compensation committee will consider whether to adopt such a policy in the future.

Recovery of Compensation

Currently, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our named executive officers or other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Reorganization Transactions

See the section of this prospectus entitled “Corporate Formation and Reorganization.”

iCeutica License and Option Agreement

In June 2007, Iroko Pharmaceuticals, LLC entered into a Nano-Reformulated Compound License and Option Agreement, or the iCeutica License Agreement, with iCeutica, which agreement was amended and restated in December 2012. Under this agreement, as amended, iCeutica granted us the sole and exclusive right and license to develop, make, use, sell and import selected compounds. This includes indomethacin and any other NSAIDs as to which we may exercise the option to obtain a sole and exclusive license. iCeutica also agreed to cooperate with us in further research and development of additional NSAID compounds and submicron reformulation. We are permitted to grant sublicenses under this agreement, subject to certain restrictions.

Under this agreement, as amended, Iroko Pharmaceuticals, LLC paid a one-time fee for the license of Zorvolex™, submicron naproxen and Tiforbex™. For each additional compound that is developed that we acquire a license to, we are required to pay iCeutica a one-time option fee of $0.5 million, an additional $0.5 million scale up fee and other milestone payments. To date, we have exercised our options for submicron celecoxib and submicron ibuprofen. In addition, we have acquired a license to submicron meloxicam. See “—Acquisition of Submicron Meloxicam.” We will pay royalties on each submicron NSAID developed under the license grant in an amount equal to $5.0 million plus 5% of net sales per product. We are also obligated to pay iCeutica for sublicenses and these fees are determined by the revenue derived from such sublicenses.

The term of this agreement continues on a country-by-country basis until the expiration of the last-to-expire of certain patents, or if there is no granted iCeutica patent in a country, for 20 years from the effective date of this agreement for that country. If we fail to use commercially reasonable diligence to develop, commercialize market and sell any licensed NSAID, iCeutica may reclaim all rights to that NSAID. In April 2011, Iroko Holdings S.A. acquired 100% of the outstanding equity interests of iCeutica. Cordial Investments Inc., which, prior to the consummation of this offering is the holder of over 99% of our equity interests, is the holder of substantially all of iCeutica’s equity interests.

Acquisition of Submicron Meloxicam

In December 2012, we entered into a Nano-Reformulated Compound License Agreement with iCeutica pursuant to which we acquired a sole and exclusive worldwide license to submicron meloxicam in exchange for a $10.0 million interest free note that will be due on June 30, 2013. In addition, we are required to make royalty payments to iCeutica for sales of submicron meloxicam under the same terms as our other product candidates licensed from iCeutica, as described above under “—iCeutica License and Option Agreement.”

iCeutica Services Agreement

In November 2011, we entered into a Services Agreement with iCeutica, which was later replaced by a new Services Agreement in May 2012. Under this reciprocal agreement, which was terminated effective May 7, 2013, iCeutica could access our management, professional administrative, sales, technical or other services from specified Iroko personnel from time to time, and we could access such services from designated iCeutica personnel.

Employment Agreements

We have entered into employment agreements with each of our named executive officers as more fully described above under “Executive Compensation—Employment Agreements with Named Executive Officers.”

In addition, we have entered into an employment agreement with Osagie Imasogie, the Chairman of our board of directors and a Senior Managing Partner of Phoenix IP Ventures. Pursuant to this employment agreement, effective upon the consummation of this offering, Mr. Imasogie will become the Executive Chairman of the board of directors and will provide services to us as proscribed by our board of directors, including communicating our vision, assisting senior management in developing our operational and research strategies and assisting and advising with respect to hiring and retaining senior personnel. In consideration for the services to be provided by Mr. Imasogie, we will pay him an annual salary of $1.0 million and will reimburse his reasonable expenses incurred in connection with his performance of his duties to us. The term of Mr. Imasogie’s employment as executive chairman will continue until the third anniversary of the effective date. Thereafter, the agreement will be automatically renewed for one-year terms unless either we or Mr. Imasogie elect not to renew the agreement by providing written notice to the other party at least 60 days prior to the expiration of the current term of the agreement.

Acquisition from Drawbridge

On August 10, 2010, an investor group comprised of Vollin and affiliates of Phoenix IP Ventures through Iroko Holdings S.A., an entity that was the precursor to Cordial Investments Inc., which we refer to as Cordial, acquired Iroko Holdings LLC, the parent of our primary operating company, Iroko Pharmaceuticals, LLC, from Drawbridge Iroko Holdings, LLC, or Drawbridge, Phoenix IP Ventures-I LP and Phoenix IP Ventures LLC pursuant to a Purchase Agreement for $66.3 million. Drawbridge owned approximately 95% of the outstanding equity interests of Iroko Holdings LLC prior to the acquisition of Iroko Holdings LLC by Iroko Holdings S.A. Phoenix IP Ventures-I LP, Phoenix IP Ventures LLC, Phoenix IP Ventures-III, L.P. and Phoenix IP Ventures-III, LLC are all investment funds managed by affiliates of Phoenix IP Ventures. Phoenix IP Ventures-I LP and Phoenix IP Ventures LLC were minority shareholders of Iroko Holdings LLC prior to the acquisition. At the time of the acquisition, Vollin held approximately 95% of the equity interests of Iroko Holdings S.A. Drawbridge and Vollin are unrelated entities. We accounted for this transaction using business combination accounting, which established a new basis of accounting under which the assets acquired, including our two products, were recorded at their fair value. In connection with such acquisition, Iroko Intermediate was formed as a holding company for the Iroko entities.

Pursuant to the Purchase Agreement, we are required to make a royalty payment to Drawbridge, Phoenix IP Ventures-I LP and Phoenix IP Ventures LLC. These royalty and milestone payments are made quarterly for as long as there are proceeds arising from our formulations of indomethacin, diclofenac and naproxen. We are required to pay 50% of all payments we receive from the sales revenue from these three submicron NSAIDs, up to a cumulative aggregate amount equal to $14.5 million. Thereafter, we are required to pay a 5% royalty on net sales of these three submicron NSAIDs. In the event of a sublicense of such formulations prior to our commercialization of the three submicron NSAIDs, we are required to pay, at our discretion, either (i) 50% of royalties of the sublicense or (ii) $5.0 million plus 5% of sublicensee net sales.

Sale of Common Stock of Iroko Intermediate

Simultaneously with the acquisition of Iroko Holdings LLC, Iroko Holdings S.A. purchased 68,237,335 shares of common stock of Iroko Intermediate for $1.00 per share for aggregate proceeds of $68.2 million. Subsequently, Iroko Holdings S.A. purchased 2,413,915, 18,000,000 and 5,310,938 shares of common stock of Iroko Intermediate for $1.00 per share on September 28, 2010, August 19, 2011 and September 19, 2011, respectively, for aggregate proceeds of $25.7 million.

Iroko Intermediate Agreement and Plan of Reorganization and Sales of Preferred Stock

On February 27, 2012, pursuant to an Agreement and Plan of Reorganization, or the Reorganization Agreement, Iroko Intermediate issued 98,393,500 shares of Series A preferred stock and 9,000,000 shares of common stock to Iroko Holdings S.A. in exchange for all 93,962,188 shares of its common stock that were outstanding at that time. The terms of the Series A preferred stock provide that, upon a liquidation event, the holder of each share shall receive $1.00 per share plus a 20% annual compounding dividend from the date of purchase (which date of purchase was deemed to be date of the various purchases of common stock). On March 26, 2012, Iroko Holdings S.A. purchased 14,000,000 shares of Series A preferred stock of Iroko Intermediate for $1.00 per share.

Advisory Payments to Phoenix IP Ventures

Beginning in September 2010, under the Iroko Holdings S.A. Shareholders Agreement, dated September 28, 2010, amended and restated on December 23, 2010 and further amended and restated on June 15, 2012, we have paid a $375,000 quarterly management services fee to Phoenix IP Ventures in connection with its provision of certain management services, including formulating and implementing strategic plans with respect to our products, assisting in hiring of our executive management, assisting in negotiating third-party agreements and assisting in protecting our intellectual property. From the January 2010 until May 2010, under a Sourcing and Management Agreement, dated March 15, 2007, Iroko Holdings paid Phoenix IP Ventures, LLC $0.4 million in connection with its provisions of substantially the same management services. In connection with certain restructuring transactions, Iroko Holdings S.A. was dissolved, and Cordial Investments Inc. was formed to hold our shares previously held by Iroko Holdings S.A. Phoenix IP Ventures is providing substantially the same management services on an ongoing basis pursuant to the Cordial Investments Inc. Shareholders Agreement, dated December 21, 2012, for a $1.5 million annual fee. Since 2010, we reimbursed Phoenix IP Ventures or its affiliates $0.2 million for expenses incurred in connection with its provision of such management services. The ongoing management services payments and any related reimbursement obligations will terminate upon the consummation of this offering.

Management Services Agreement with Phoenix IP Ventures

We entered into a management services agreement with Phoenix IP Ventures, that will become effective upon the consummation of this offering. Pursuant to this management services agreement, Phoenix IP Ventures will provide us with certain services to be agreed by Phoenix IP Ventures and our board of directors, including providing advice and assistance with aspects of our operations, planning and financing of us and our subsidiaries, development of product candidates, and acquisitions or dispositions undertaken by us or our subsidiaries. In consideration for these services, we will pay Phoenix IP Ventures a fee of $1.5 million per year, which fee will be paid in quarterly installments. The management services agreement will terminate upon the third anniversary of the consummation of this offering, provided that it may be terminated earlier (i) at any time by Phoenix IP Ventures, (ii) upon a material violation or breach by Phoenix IP Ventures, which breach has not been cured within 30 days after we have given notice of such breach to Phoenix IP Ventures, or (iii) by us upon 30 days’ notice to Phoenix IP Ventures in the event that Mr. Imasogie is no longer serving as our Executive Chairman during the term of the agreement.

Vollin Holdings Limited Loan

In order to fund our ongoing operations and development activities, Vollin, our controlling shareholder, made loans to our principal operating subsidiary, Iroko Pharmaceuticals, LLC, pursuant to a revolving credit facility agreement, of (i) $10.0 million on June 26, 2012, (ii) $9.0 million on August 8, 2012, (iii) $6.0 million on September 20, 2012, (iv) $6.0 million on October 11, 2012 and (v) $18.5 million on November 19, 2012. Upon receipt of certain of these loans, Iroko Pharmaceuticals, LLC lent an aggregate of $4.5 million to iCeutica. In connection with the consummation of the Reorganization Transactions described above under “Corporate Formation and Reorganization,” the loans made by Vollin were repaid via an assignment of a related-party $4.5 million note receivable due from iCeutica and the issuance to Cordial of 45,000,000 of our convertible preference shares, which will convert into ordinary shares prior to the consummation of this offering.

Cordial Investments Inc. Loan and Equity Issuance

In order to fund our ongoing operations and development activities, Cordial entered into a promissory note with us on February 8, 2013, whereby we may request that up to $30.0 million be lent to us by Cordial. On February 8, 2013, Cordial lent us $5.0 million. On March 15, 2013, Cordial lent us an additional $10.0 million. In connection with the consummation of the Reorganization Transactions described above under “Corporate Formation and Reorganization,” the loans made by Cordial were repaid via the issuance to Cordial of 15,000,000 of our convertible preference shares, which will convert into ordinary shares prior to the consummation of this offering, and the promissory note was terminated.

On May 8, 2013, we issued Cordial an additional 5,000,000 convertible preference shares in exchange for $5.0 million. On June 3, 2013, we issued Cordial an additional 5,000,000 convertible preference shares in exchange for $5.0 million.

Cordial Investments Inc. Revolving Credit Facility

In May 2013, we entered into a revolving credit facility with Cordial under which Cordial agreed to lend us up to $40 million in one or more installments upon our request at an annual interest rate of 0.25%. We are required to repay all amounts borrowed on or before September 1, 2013.

On June 26, 2013, we issued a convertible note with a principal balance of up to $15.0 million to Cordial, which we refer to as the convertible note. Pursuant to the terms of the convertible note, Cordial funded $5.0 million on June 26, 2013 and funded an additional $10.0 million on July 8, 2013. The convertible note provides for interest to accrue on the principal balance of the convertible note that has been funded, at a rate of 0.23% percent per year. Pursuant to the terms of the convertible note, upon the consummation of this offering, the principal amount of the convertible note, plus any accrued but unpaid interest thereon, will convert into our ordinary shares at the per-share initial public offering price of ordinary shares in this offering. In the event that this offering is not consummated prior to September 30, 2013, the unpaid principal amount of the convertible note will convert into a number of convertible preference shares equal to the principal amount plus a 20% internal rate of return from the funding dates of the convertible note.

Indemnification Agreements

We have entered into indemnification agreements with our directors and officers pursuant to which we have agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. These indemnification agreements are described in more detail under “Description of Share Capital—Limitations on Liability and Indemnification Matters.”

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of July 10, 2013, information regarding the beneficial ownership of our ordinary shares by:

■	each person, or group of affiliated persons, who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares;

■	each of our current directors;

■	each of our named executive officers; and

■	all our current directors and executive officers as a group (nine persons).

The information in the following table is calculated based on 25,254,385 ordinary shares outstanding before this offering and 31,754,385 ordinary shares outstanding after this offering. The number of shares outstanding is based on the number of ordinary shares outstanding on July 10, 2013, as adjusted, to give effect to:

■	the Reorganization Transactions;

■

the automatic conversion of all outstanding convertible preference shares and class 1 ordinary shares into 24,161,194 ordinary shares prior to the completion of this offering (assuming an initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013);

■

the conversion of our convertible note into 967,742 ordinary shares upon the completion of this offering (assuming an initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013);

■	the sale of 6,500,000 ordinary shares in this offering (assuming no exercise of the underwriters’ option to purchase additional shares);

■

the issuance of 125,449 ordinary shares which we intend to grant as restricted shares to certain of our employees and other individuals associated with us prior to the consummation of the offering; and

■	the effectiveness of our amended and restated Memorandum and Articles of Association, filed with the Registry of Corporate Affairs of the British Virgin Islands on July 10, 2013.

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer, director and five percent shareholder listed below is c/o Iroko Pharmaceuticals Inc., One Kew Place, 150 Rouse Boulevard, Philadelphia, PA 19112.

As of July 10, 2013, we had eight shareholders of record, of which seven are U.S. residents that collectively held 16,195 of our ordinary shares. Our seventh shareholder of record is Cordial Investments Inc., a company incorporated under the laws of the British Virgin Islands. A description of Cordial’s ownership is set forth in the table below.

As of July 10, 2013, neither John A. Skolas nor Louis Vollmer, the two individuals who will be added to our board of directors upon the consummation of this offering, beneficially owned any ordinary shares. At such time as such individuals are appointed as directors, they will be entitled to receive the equity grants described under “Management—Director Compensation.”

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of July 10, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

The table below does not reflect any shares of our common stock that our directors, officers and other parties associated with us may purchase in this offering, including through the directed share program, as described in the ‘‘Underwriting’’ section of this prospectus.

	ORDINARY SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING
		BEFORE OFFERING	AFTER OFFERING
5% Shareholders
Cordial Investments Inc. (1)(2)(3)	25,112,741	99.4%	79.1%
Directors and Named Executive Officers
John Vavricka (4)	146,246	*	*
Moji James (5)	24,337	*	*
Clarence L. Young, M.D. (6)	24,337	*	*
Osagie Imasogie (1)(2)	25,112,741	99.4%	79.1%
Nathan Burkey (7)	—	*	*
Jeremy Fletcher (7)	—	*	*
David U’Prichard (9)	—	*	*
All executive officers and directors as a group (9 persons)	25,474,590	99.6%	79.5%

(1)

As of July 10, 2013, Cordial Investments Inc. (“Cordial”) owned substantially all of our outstanding Class 1 ordinary shares, comprising a holding of 9,000,000 ordinary shares, and also owned 182,393,501 convertible preference shares, which will convert into the above number of ordinary shares prior to the completion of this offering (assuming (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus and (ii) a closing date of July 31, 2013). The above share number also includes 967,742 ordinary shares that will be issued upon the conversion of our convertible note into ordinary shares upon the completion of this offering (assuming an initial public offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013). Cordial is controlled by the PIPV Funds (as defined in note 2 below) and Vollin (as defined in note 3 below), which together own 100% of the outstanding voting interests of Cordial and have the right to appoint all of the members of Cordial’s board of directors. Each of Osagie Imasogie, the Senior Managing Partner of Phoenix IP Ventures, Alexander Abramov, and Alexander Frolov may be deemed to be beneficial owners of our ordinary shares held by Cordial by virtue of, in the case of Mr. Imasogie, his position with the PIPV Funds, and in the case of Messrs. Abramov and Frolov, their indirect control of Vollin. As of July 8, 2013, Cordial had 274,083,618 Class A shares and 1,000 Class B shares outstanding. The holders of Class B shares in Cordial do not have any voting rights and are solely entitled to receive a percentage of all distributions made by Cordial after the holders of class A shares have received specified returns on their invested capital. The PIPV Funds’ and Vollin’s ownership of Cordial is more fully described in notes 2, 3 and 5 below.

(2)

As of July 10, 2013, Phoenix IP Ventures-III, LP (“PIPV III, LP”), Phoenix IP Ventures, and Phoenix IP Ventures-IV, LP (“PIPV IV, LP” and, collectively, with PIPV III, LP and Phoenix IP Ventures, the “PIPV Funds”) collectively owned 12,652,903 Class A shares of Cordial and PIPV III, LLC owns 749 Class B shares of Cordial. Osagie Imasogie, Senior Managing Partner of Phoenix IP Ventures, Lisa Gray, Managing Partner of Phoenix IP Ventures, and Zoltan Kerekes, Managing Partner of Phoenix IP Ventures are the members of Phoenix IP Ventures, which is the general partner of each of PIPV III, LP and PIPV IV, LP, and as such may be deemed to have beneficial ownership of the shares of Iroko held by Cordial. In the event that Cordial were to liquidate or distribute our ordinary shares held by it to its shareholders, the PIPV Funds would collectively own 2,436,754 shares, representing 7.7% of our outstanding share capital, based on an offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013. Each of Mr. Imasogie, Ms. Gray and Mr. Kerekes disclaim beneficial ownership of all such shares. The address of each of the entities and the persons listed in this note is c/o Phoenix IP Ventures, One Kew Place, 150 Rouse Boulevard, Philadelphia, PA, 19112.

(3)

As of July 10, 2013, Vollin Holdings Limited (“Vollin”) owned 261,430,715 Class A shares and 135 Class B shares of Cordial. The outstanding capital stock of Vollin is held by Whiteclif Enterprises Limited (“Whiteclif”). Through various family holdings, Whiteclif is indirectly controlled by Mr. Abramov, who indirectly controls 66.70% of Whiteclif, and Mr. Frolov, who indirectly controls 33.30% of Whiteclif, and as such, such persons may be deemed to have beneficial ownership of the shares of Iroko held by Cordial. Messrs. Abramov and Frolov are Russian citizens. In the event that Cordial were to liquidate or distribute our ordinary shares held by it to its shareholders, Whiteclif, through Vollin, would own 21,490,167 shares, representing 67.7% of our outstanding share capital, based on an offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013. The address of each of the entities and persons listed in this note is c/o Vollin Holdings Limited, 3 Themistocles Dervis Street, CY-1066, Nicosia, Cyprus.

(4)

Includes options to purchase 135,236 ordinary shares and 11,010 restricted shares which we intend to grant to Mr. Vavricka prior to the consummation of this offering. Both numbers assume (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus and (ii) a closing date of July 31, 2013. For a discussion of our material relationships with our named executive officers see the section of this prospectus titled, “Executive Compensation—Employment Agreements with Named Executive Officers.”

(5)

Includes options to purchase 22,394 ordinary shares and 1,943 restricted shares which we intend to grant to Ms. James prior to the consummation of this offering. Both numbers assume (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus and (ii) a closing date of July 31, 2013. For a discussion of our material relationships with our named executive officers see the section of this prospectus titled, “Executive Compensation—Employment Agreements with Named Executive Officers.”

(6)

Includes options to purchase 22,394 ordinary shares and 1,943 restricted shares which we intend to grant to Dr. Young prior to the consummation of this offering. Both numbers assume (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus and (ii) a closing date of July 31, 2013. For a discussion of our material relationships with our named executive officers see the section of this prospectus titled, “Executive Compensation—Employment Agreements with Named Executive Officers.”

(7)

Messrs. Burkey and Fletcher are Managing Partners of Kew Capital LLP which serves as the investment advisor to Whiteclif, the sole shareholder of Vollin. Kew Capital LLP does not have investment or dispositive power with respect to the ordinary shares held by Vollin.

(8)

Mr. U’Prichard owns 15 Class B shares of Cordial. In the event that Cordial were to liquidate or distribute our ordinary shares held by it to its shareholders, Mr. U’Prichard would own 28,200 shares, representing approximately 0.1% of our outstanding share capital, based on an offering price of $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013.

DESCRIPTION OF SHARE CAPITAL

The following is a description of our share capital and certain provisions of our Amended and Restated Memorandum and Articles of Association. This description is intended as a summary, and is qualified in its entirety by the provisions of our Amended and Restated Memorandum and Articles of Association, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. This description of our share capital reflects changes to our capital structure that will occur upon the completion of this offering.

General

We are a company incorporated under the laws of the British Virgin Islands with limited liability. We are registered at the Registry of Corporate Affairs of the British Virgin Islands under number 1732699, and our affairs are governed by the provisions of our Amended and Restated Memorandum and Articles of Association and by the provisions of applicable British Virgin Islands law.

Our Amended and Restated Memorandum and Articles of Association authorize the issuance of an unlimited number of ordinary shares, par value $0.01 per share, the issuance of an unlimited number of class 1 ordinary shares, par value $0.01 per share, and the issuance of an unlimited number of convertible preference shares, par value $0.01 per share. In addition, as further described under “—New Shares,” following the consummation of this offering, our board of directors may create, authorize and issue, from time to time, one or more new classes of shares and fix the voting powers, full or limited, if any, of the shares of such class or classes and the preferences and relative participating, optional or other special rights and the qualifications, limitations and restrictions thereof.

As stated in our Amended and Restated Memorandum of Association, subject to the BVI Act and any other applicable British Virgin Islands legislation, we have, irrespective of corporate benefit the full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges and there are no limitations on the business that we may carry on.

Ordinary Shares

Assuming the automatic conversion of each outstanding convertible preference share and class 1 ordinary share into ordinary shares prior to the consummation of this offering and the conversion of our convertible note into an aggregate of 25,128,100 ordinary shares, in each case, assuming an offering price of $15.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013, upon the closing of this offering, there will be 31,753,549 ordinary shares outstanding (assuming (i) an initial offering price of $15.50, the midpoint of the price range set forth on the cover page of this prospectus and (ii) a closing date of July 31, 2013).

The following summarizes the rights of holders of our ordinary shares:

■	each holder of ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally, including the election of directors;

■	there are no cumulative voting rights;

■

the holders of our ordinary shares are entitled to share ratably in dividends and other distributions as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

■

upon our liquidation, dissolution or winding up, the holders of ordinary shares are entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preference shares.

Options

As of March 31, 2013, options to purchase 804,875 ordinary shares were outstanding under the 2012 Plan, with a weighted average exercise price of $1.90 per share. Prior to the consummation of this offering, we intend to grant options to purchase ordinary shares (which will have an exercise price equal to the price at which ordinary shares are sold in this offering) to certain of our employees for all of the remaining ordinary shares reserved for issuance under the 2012 Plan.

Convertible Preference Shares and Class 1 Ordinary Shares

All of the outstanding convertible preference shares and class 1 ordinary shares will automatically convert into our ordinary shares prior to the consummation of this offering. Upon the conversion of the outstanding convertible preference shares and class 1 ordinary shares into our ordinary shares, the convertible preference shares and class 1 ordinary shares will constitute a class of shares that has ceased to be outstanding and our board of directors may, at any time thereafter, remove from our Amended and Restated Memorandum and Articles of Association any provisions and/or definitions that relate to the convertible preference shares and class 1 ordinary shares. The table below shows the conversion ratios for each outstanding convertible preference share and class 1 ordinary share into ordinary shares based on an offering price of $14.00, $15.50, and $17.00 per share, the low-, mid-, and high-points of the price range indicated on the cover page of this prospectus, assuming a closing date for this offering of July 31, 2013.

	Ordinary Shares ($14.00)	Ordinary Shares ($15.50)	Ordinary Shares ($17.00)
Convertible Preference Share	0.1010	0.0911	0.0830
Class 1 Ordinary Share	0.6561	0.8358	0.9839

New Shares

Following the consummation of this offering and the conversion of all of our currently outstanding preference shares and class 1 ordinary shares into ordinary shares, our board of directors will be authorized to issue, from time to time, an unlimited number of new shares in one or more new classes of shares and, with respect to each such class, to fix the voting powers, full or limited, if any, of the shares of such class and the preferences and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereof. The authority of our board of directors with respect to the establishment of the powers, preferences and the relative participating, optional or other special rights and the qualifications, limitations or restrictions of each new class of shares includes, but is not limited to, the determination or fixing of the following:

■

the dividend rate of such class, the conditions and dates upon which such dividends will be payable, the relation that such dividends will bear to the dividends payable on any other class or classes of the shares and whether such dividends shall be cumulative or non-cumulative;

■

whether the shares of such class will be subject to redemption for cash, property or rights, including our securities or the securities of any other corporation, by us at our option or upon the happening of a specified event, and, if made subject to any such redemption, the times or events, prices and other terms and conditions of such redemption;

■	the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such class;

■

whether or not the new class of shares will be convertible into, or exchangeable for, at the option of either the holder or us or upon the happening of a specified event, shares of any other class or classes of our shares, and, if provision be made for conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges;

■	the restrictions, if any, on the issue or reissue of any shares of such new class of shares;

■

the provisions as to voting (which may be one or more votes per share or a fraction of a vote per share), and the number of votes of the shares of such new class of shares relative to the ordinary shares and any other new class of shares), optional and/or other special rights and preferences, if any, and whether the shares of such new class of shares shall vote separately from other classes of our shares; and

■	the rights of the holders of the shares of such new class of shares upon the voluntary or involuntary liquidation, dissolution or winding up of the company.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in our best interests, and exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, the nature of the company, the nature of the decision, and the position of the director and the nature of the responsibilities undertaken by him. Our Amended and Restated Memorandum and Articles of Association provide that, to the fullest extent permitted by British Virgin Islands law and any other applicable laws, our directors are personally liable to us or our shareholders for any acts or omissions in the performance of their duties. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions do not limit the liability of directors under U.S. securities laws.

Our Amended and Restated Memorandum and Articles of Association provide that, subject to certain limitations, we will indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (i) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was one of our directors or officers; or (ii) is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise. If a director or officer to be indemnified provides an undertaking to repay expense advances, under certain circumstances, we will pay any expenses, including legal fees, incurred by that director or officer in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a director or officer to be indemnified has been successful in defence of any proceedings referred to above, such director or officer is entitled to be indemnified against all expenses, including legal fees, and against all judgments and fines reasonably incurred by that director or officer in connection with the proceedings. We are required to indemnify a director or officer only if he acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his conduct was unlawful. The decision of our board of directors as to whether the director or officer acted honestly and in good faith with a view to our best interests and as to whether the director or officer had no reasonable cause to believe that his conduct was unlawful, is (in the absence of fraud) sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his conduct was unlawful.

In addition, we have entered into indemnification agreements with our directors and officers pursuant to which we agree to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Amended and Restated Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of U.S. law.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands laws and our Amended and Restated Memorandum and Articles of Association in relation to our shareholders’ meetings:

■

the board of directors is able to convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the board considers necessary or desirable, provided that at least one meeting of shareholders must be held each year;

■

upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of a matter for which a meeting is requested, the directors are required to convene a meeting of shareholders. Any such request must state the proposed purpose of the meeting;

■

when convening a meeting of shareholders, the board of directors must give not less than seven days’ notice of such meeting to those shareholders whose names on the date the notice is given appear as shareholders in our register of members and are entitled to vote at the meeting;

■

a meeting of shareholders held in contravention of the requirement to give notice is valid if (a) shareholders holding not less than 75% of the total number of shares entitled to vote on all the matters to be considered at the meeting have agreed to short notice of the meeting; or (b) if all shareholders holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting, and for this purpose presence at the meeting shall be deemed to constitute waiver;

■	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

■

a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting;

■

if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken;

■

unless otherwise provided for in our Amended and Restated Memorandum and Articles of Association, a resolution of shareholders is valid only if approved at a duly convened and constituted meeting of shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon that are present at the meeting and are voted, and no action may be taken by shareholders except at a duly convened and constituted meeting of shareholders; and

■

Shareholders may act by written consent provided that if, at any time, Cordial, its shareholders and their affiliates no longer beneficially own at least 50% of the then-outstanding ordinary shares, no action may be taken by shareholders by written consent unless the action to be effected by written consent of the shareholders and the taking of such action by such written consent have expressly been approved in advance by the board of directors.

In addition, in order to nominate candidates for election as a director or propose topics for consideration at a meeting of shareholders, shareholders must notify our secretary in writing prior to the meeting at which directors are to be elected or the proposals are to be acted upon, and such notice must contain the information specified in our Amended and Restated Memorandum and Articles of Association. To be timely, notice with respect to an annual meeting must generally be received, unless otherwise provided by mandatory law, by no earlier than 120 days and no later than 90 days before the first anniversary of the preceding year’s annual meeting. If the date of such annual meeting is advanced by more than 30 days prior to, or delayed by more than 70 days after, the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, or in the case of the first annual meeting following this offering, the notice must be received no earlier than 120 days before such annual meeting and no later than the later of 90 days before such annual meeting and the 10th day following the day on which the first public announcement of such annual meeting was made. In the case of a special meeting of shareholders, notice must be received no earlier than the 120 days before such special meeting and no later than the later of 90 days before such special meeting and the 10th day following the day on which the first public announcement of such special meeting was made. Notwithstanding the foregoing, in the event that the number of directors to be elected to the board at a meeting is increased, and we do not make a public announcement naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder notice of nomination will also be considered timely, but only with respect to nominees for the additional directorships, if it is received by us not later than the close of business on the 10th day following the day on which such public announcement was first made. These notice requirements may preclude shareholders from nominating candidates for election as a director or proposing topics for consideration at a meeting of shareholders.

We expect that the first annual meeting of our shareholders following this offering will be held in 2014.

Board of Directors

The management of our Company is vested in a board of directors. Our Amended and Restated Memorandum and Articles of Association provide that our board of directors must be composed of between one and twelve members. The number of directors will be determined from time to time by resolution of directors. Our directors are elected by resolution of shareholders at the annual meeting of shareholders, except that in the case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may cause such vacancy to be filled by resolution.

Our board of directors is divided into three classes. Pursuant to our Amended and Restated Memorandum and Articles of Association, our directors are elected at the annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following their election (except that the initial Class I and Class II directors will serve until the first annual meeting and second annual meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year of such expiration, and the same directors will be eligible for re-election. Directors are not required to be shareholders and do not become ineligible to serve based on age.

Our board of directors currently consists of four members. Immediately following the consummation of this offering, we will add two independent directors, and our board of directors will consist of six members, including three independent directors. A meeting of the board of directors is duly constituted if at the commencement of the meeting there are present or represented more than half of the total number of directors. Resolutions of the board are adopted by an affirmative vote of a simple majority of the directors present at the meeting who voted. Our board of directors may also take action by means of a written consent signed by a simple majority of the directors.

Our board of directors may delegate the daily management of our business, as well as the power to represent us in our day to day business, to our individual directors, officers or other agents (with the power to sub-delegate). In addition, our board of directors may delegate the daily management of our business, as well as the power to represent us in our day-to-day business, to a committee as it deems fit. The board of directors will determine the conditions of appointment and dismissal as well as the remuneration and powers of any persons or committees so appointed. The board of directors may also determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable to committees it creates.

Forfeiture

When shares issued for a promissory note or other written obligation for payment of a debt have been issued subject to forfeiture, written notice specifying a date for payment to be made and the shares in respect of which payment is to be made must be served on a shareholder who defaults in making payment pursuant to a promissory note or other written obligation to pay a debt.

The written notice specifying a date for payment must:

■	name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which payment required by the notice is to be made; and

■	contain a statement that in the event of non-payment at or before the time named in the notice the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

Where a written notice has been issued and the requirements have not been complied with within the prescribed time, our board of directors may at any time before tender of payment forfeit and cancel the shares to which the notice relates.

We are under no obligation to refund any monies to the shareholder whose shares have been forfeited and cancelled. Upon forfeiture and cancellation of the shares, the shareholder is discharged from any further obligation to us with respect to the shares forfeited and cancelled.

Lien

We have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to us, and we also have a first and paramount lien on every share standing registered in the name of a shareholder, whether singly or jointly with any other person or persons, for all the debts and liabilities of such shareholder or his estate to us, whether the same has been incurred before or after notice to us of any interest of any person other than such shareholder, and whether the time for the payment or discharge of the same has actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such shareholder or his estate and any other person, whether a shareholder or not. Such lien on a share will extend to all dividends payable thereon.

In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, we may sell, in such manner as our board of directors may by resolution determine, any share on which we have a lien, but no sale will be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

The net proceeds of the sale by us of any share or shares on which we have a lien must be applied in or towards payment or discharge of the promissory note or other binding obligation to contribute money or property or any combination thereof in respect of which the lien exists so far as the same is presently payable and any residue will (subject to a like lien for debts or liabilities not presently payable as existed upon the share or shares prior to the sale) be paid to the holder of the share or shares immediately before such sale. The purchaser of the share or shares will not be bound to see to the application of the purchase money, nor will such purchaser’s title to the share or shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Our board of directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the above described provisions.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision, and the position of the director and the nature of his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on the directors of the corporation.

Our Amended and Restated Memorandum and Articles of Association can be amended by the affirmative vote of more than 50% of the votes of the shares entitled to vote on such matter that are present at the meeting of shareholders and are voted, provided, that if Cordial, its shareholders and their respective affiliates no longer beneficially own at least 50% of our then-outstanding ordinary shares, the vote of shareholders holding at least 75% of the voting power of the then-outstanding ordinary shares will be required for shareholders to amend our Amended and Restated Memorandum and Articles of Association.

In addition, pursuant to our Amended and Restated Memorandum and Articles of Association, our board of directors are able to amend our Amended and Restated Memorandum and Articles of Association by a resolution of directors without a requirement for a resolution of shareholders so long as the amendment does not:

■	restrict the rights or powers of the shareholders to amend our Amended and Restated Memorandum and Articles of Association;

■	change the percentage of shareholders required to pass a resolution of shareholders to amend our Amended and Restated Memorandum and Articles of Association;

■

amend our Amended and Restated Memorandum and Articles of Association in circumstances where it cannot be amended by the shareholders, including any provision that our Amended and Restated Memorandum and Articles of Association specifies cannot be amended, of which there are currently none;

■

amend any of the provisions set out in our Amended and Restated Memorandum and Articles of Association relating to dividends, liquidation, redemption, voting rights, equal status, variation of rights, or amendment of our Amended and Restated Memorandum and Articles of Association;

■

amend the provision set out in our Amended and Restated Memorandum and Articles of Association confirming that the rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issuance of further shares ranking pari passu therewith; or

■

amend the provision set out in our Amended and Restated Memorandum and Articles of Association confirming that the rights, privileges, restrictions and conditions attaching to any of the shares as provided for in our Amended and Restated Memorandum and Articles of Association are deemed to be set out and stated in full in our Amended and Restated Memorandum and Articles of Association.

Written Consent of Directors

Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association, only a simple majority of the directors is required to sign a written consent in order for such consent to take effect.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, our Amended and Restated Memorandum and Articles of Association provide that shareholders may act by written consent, provided, that if Cordial, its shareholders and their respective affiliates no longer beneficially own at least 50% of our then-outstanding ordinary shares, shareholders will not be permitted to act by written consent unless the action to be effected by written consent of shareholders and the taking of such action by such written consent have expressly been approved in advance by our board of directors.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested, provided that any such request must state the proposed purpose of the meeting. In addition, to put any proposal before any meeting of shareholders, a shareholder will be required to comply with the notice procedures set forth in our Amended and Restated Memorandum and Articles of Association.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company. Under British Virgin Islands law, generally speaking, shareholder approval is required when more than 50% in value of the assets of a company are being sold, transferred, leased, exchanged or otherwise disposed of to any person if such sale, transfer, lease, exchange or other disposition is not made in the usual or regular course of the business carried out by the company. Under our Amended and Restated Memorandum and Articles of Association, a resolution of shareholders approved by a vote of more than 50% of the votes of the shares entitled to vote on such matter that are present at the meeting of shareholders and are voted is required for any sale, transfer, lease, exchange or other disposition by us of more than 50% in value of our assets if such disposition is not made to one or more of our subsidiaries; provided, that if Cordial, its shareholders and their respective affiliates no longer beneficially own at least 50% of our then-outstanding ordinary shares, any such disposition not made to one or more of our subsidiaries will require a resolution of shareholders holding at least 75% of the voting power of the then-outstanding ordinary shares.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association, shares may be purchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be purchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares or as described under “—Compulsory Acquisition” below. In addition, our directors must be satisfied, on reasonable grounds, that, immediately following the purchase, redemption or other acquisition, the value of our assets will exceed our liabilities, and we will be able to pay our debts as they fall due.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under the BVI Act, subject to any limitations in a company’s memorandum and articles of association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption and to be paid the fair value of his shares, as described under “—Shareholders’ Rights Under British Virgin Islands Law Generally” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association, the rights attached to any class of shares may only be varied by a resolution of shareholders passed at a meeting of shareholders by the holders of more than 50% of the issued shares of that class and the holders of more than 50% of the issued shares of any other class that would be adversely affected by such variation.

Election of Directors

Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors. As permitted by British Virgin Islands law, our Amended and Restated Memorandum and Articles of Association provide that directors are elected by the affirmative vote of a plurality of the votes of the shares entitled to vote on the election of directors that are present at the meeting at which such vote is tabled and are voted.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Similarly, as permitted by British Virgin Islands law, our Amended and Restated Memorandum and Articles of Association provide that directors may be removed at any time, with or without cause, by a resolution of shareholders approved by a vote of more than 50% of the votes of the shares entitled to vote on such matter that are present at the meeting of shareholders and are voted, provided, that if Cordial, its shareholders and their respective affiliates no longer beneficially own at least 50% of our then-outstanding ordinary shares, removal of directors will require a resolution of shareholders holding at least 75% of the voting power of the then-outstanding ordinary shares.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the consolidating of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. One or more companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the British Virgin Islands if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the British Virgin Islands are incorporated. In respect of such a merger or consolidation, a British Virgin Islands company is required to comply with the provisions of the BVI Act, and a company incorporated outside the British Virgin Islands is required to comply with the laws of its jurisdiction of incorporation.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs, including the company’s certificate of incorporation, its memorandum and articles of association (with any amendments thereto), records of license fees paid to date, any articles of dissolution, any articles of merger, and a register of charges created by us (if the company has elected to file such a register).

A shareholder of a company is entitled, on giving written notice to the company, to inspect:

■	the memorandum and articles of association;

■	the register of members;

■	the register of directors; and

■	the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.

In addition, a shareholder may make copies of or take extracts from the documents and records referred to in (a) through (d) above. However, subject to the memorandum and articles of association of the company, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of any document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the High Court of the British Virgin Islands for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Our registered agent is Jordans Trust Company (BVI) Limited of Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. A company is required to keep a copy of its register of members and register of directors at the offices of its registered agent in the British Virgin Islands, and it is required to notify any changes to the originals of such registers (assuming the originals are held elsewhere) to the registered agent, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine the minutes of meetings and resolutions of shareholders and of classes of shareholders; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

Conflicts of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. Subject to certain exceptions, a transaction entered into by a company in respect of which a director is interested is voidable unless the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is entered into in the ordinary course of the company’s business and on usual terms and conditions. As permitted by British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association, a director interested in a particular transaction is permitted to vote on it, attend meetings at which it is considered and sign documents on our behalf that relate to the transaction, provided that the material facts of such director’s interest in the transaction are disclosed in good faith or are known by the other directors.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

British Virgin Islands law has no comparable provision. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the British Virgin Islands, but our Amended and Restated Memorandum and Articles of Association does not provide for cumulative voting.

Shareholders’ Rights Under British Virgin Islands Law Generally

The BVI Act provides for certain remedies that may be available to registered shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, British Virgin Islands courts can issue a restraining or compliance order. However, shareholders can also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct. In addition, any shareholder of a company may apply to the courts for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act also provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (i) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (ii) a consolidation, if the company is a constituent company; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (a) a disposition pursuant to an order of the court having jurisdiction in the matter, (b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (iv) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (v) an arrangement, if permitted by the court.

Other claims against a company by its shareholders may be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.

Stock Exchange Listing

We have applied to the NASDAQ Global Select Market to list our ordinary shares under the proposed trading symbol “IRKO.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our ordinary shares will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of ordinary shares in the public market, or the availability of shares for future sale, may adversely affect the market price of our ordinary shares prevailing from time to time. As described below, only a portion of our outstanding ordinary shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of ordinary shares in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the ordinary shares and could impair our future ability to raise capital through the sale of our equity securities.

Based on the number of shares outstanding as of March 31, 2013, upon completion of this offering, assuming an offering price of $15.50 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of July 31, 2013, 31,753,549 ordinary shares will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options. All of the shares sold in this offering by us, plus any shares sold upon the exercise of the underwriters’ option to purchase additional shares, will be freely tradable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the remaining 25.2 million ordinary shares outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. Restricted shares may be sold in the public market only (i) upon expiration of any applicable lock-up agreement and (ii) if registered or if their resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each as described below.

These remaining shares will be available for sale in the public market roughly as follows:

APPROXIMATE NUMBER OF SHARES	DATE OF AVAILABILITY OF SALES
6.5 million	As of the date of this prospectus
25.2 million	At 180 days after the date of this prospectus and various times thereafter (1)

(1)	The 180-day restricted period under the lock-up agreements may be waived by the underwriters or extended under certain circumstances described in “Underwriting.”

In addition, at our request, the underwriters have reserved up to 483,871 ordinary shares for sale to some of our directors, officers and other parties associated with us in a directed share program. Any of these reserved shares purchased by our directors, officers and other parties associated with us will be subject to the 180-day lock-up restriction described in “Underwriting”. Accordingly, the number of shares freely transferable upon completion of this offering will be reduced by the number of reserved shares purchased by our directors, officers and other parties associated with us, and there will be a corresponding increase in the number of shares that become eligible for sale after 180 days from the date of this prospectus.

Lock-Up Agreements

We, all of our directors and officers and all of principal shareholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any or our securities or securities convertible into or exchangeable or exercisable for any of our securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our securities, whether any such transaction is to be settled by delivery of our securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement for a period of 180 days from the date of this prospectus, subject to certain exceptions. Jefferies LLC and William Blair & Company, L.L.C. may, in their sole discretion, permit early release of shares subject to the lock-up agreements. Please read “Underwriting” for a description of these lock-up provisions.

Rule 144

The availability of Rule 144 will vary depending on whether the shares proposed to be sold are held by an affiliate or a non-affiliate. In general, under Rule 144, an affiliate who has beneficially owned the shares within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding ordinary shares or the average weekly trading volume of our ordinary shares reported through the during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144. a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned shares for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers or natural person consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written compensatory agreement before the date of this prospectus is eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

However, substantially all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale at the expiration of such agreements.

Stock Issued Under Compensatory Plans

Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act to register ordinary shares issuable under our 2012 Plan. This registration statement will be automatically effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above. Pursuant to the 2012 Plan, all options that are not vested will vest upon the earlier of a change in control or an initial public offering of our equity securities to investors on a public stock exchange.

Market Stand-Off Provisions

The stock option agreements entered into by all optionees who have received options under our 2012 Plan contain a market stand-off restriction of a number of days requested by the underwriters, up to a maximum of 180 days following the date of this prospectus or 180 days following the effective date of any registration statement that we file under the Securities Act.

TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares that are applicable to certain investors that acquire ordinary shares pursuant to this offering. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular investors in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with investors that will hold ordinary shares as a capital asset for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of our ordinary shares entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of investors, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding the ordinary shares as part of an integrated or conversion transaction, constructive sale or “straddle,” persons who acquired ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies or holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal taxes other than income tax, or any state, local or foreign taxes, other than as provided under “—British Virgin Islands Tax Consequences” below.

For purposes of this section, you are a “U.S. Holder,” for U.S. federal income tax purposes, if you are a beneficial owner of ordinary shares and are: (i) an individual citizen of the U.S. or a resident alien of the U.S. as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

You are a “Non-U.S. Holder,” for U.S. federal income tax purposes, if you are a beneficial owner of ordinary shares that is an individual, trust, estate or corporation and you are not a U.S. Holder.

If a partnership or other pass-through entity is a beneficial owner of our ordinary shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the partnership or entity. If you are a partner (or other owner) of a pass-through entity that acquires ordinary shares, you should consult your tax advisor regarding the tax consequences of owning and disposing of ordinary shares.

The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not challenge the conclusions described herein.

We intend to structure our operations with the goal that Iroko Pharmaceuticals Inc. and its non-U.S. subsidiaries will not be engaged in a trade or business in the U.S. and therefore will not be subject to U.S. corporate income tax on their net income. However, we may not be able to achieve this objective. If one or more of such entities is or becomes engaged in a trade or business in the United States, such entities would be subject to U.S. corporate income tax on income that is effectively connected with the conduct of such U.S. trade or business unless such income is protected against U.S. corporate income tax pursuant to an applicable tax treaty. In addition, “branch profits” tax at a 30% rate (or lower applicable treaty rate, if any) will be imposed on the dividend equivalent amount, which is generally effectively connected income with certain adjustments, deemed withdrawn from the United States.

This discussion assumes that we are not, and will not become, a passive foreign investment company, or a PFIC, except as discussed below under “—U.S. Federal Income Tax Consequences to U.S. Holders—Passive Foreign Investment Company Considerations.”

You are urged to consult your tax advisor as to the particular consequences to you of the ownership and disposition of ordinary shares under U.S. federal, state and local, and applicable foreign, tax laws.

U.S. Federal Income Tax Consequences to U.S. Holders

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by us (other than certain pro rata distributions of our ordinary shares) generally will be subject to U.S. federal income tax as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Such amount will be ordinary income on the date that you actually or constructively receive the distribution, in accordance with your regular method of accounting for U.S. federal income tax purposes. We intend to structure our operations with the goal that such amount generally will be treated as foreign-source income for U.S. federal income tax purposes. However, it is uncertain whether we will be able to accomplish this objective and if we cannot such amounts may be treated as U.S.-source income. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by us on our ordinary shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Certain dividends paid by a “qualified foreign corporation” to a non-corporate U.S. Holder are eligible for taxation at favorable rates that are lower than the rates applicable to ordinary income, if the U.S. Holder is an individual, estate or trust that satisfies certain holding period requirements with respect to our ordinary shares, and the U.S. Holder does not treat the dividend as “investment income” for purposes of the investment interest deduction rules. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on shares that are readily tradeable on an established securities market in the United States. Our ordinary shares are expected to be tradeable on NASDAQ after this offering; however, there is no assurance that such ordinary shares will be considered readily tradeable on an established securities market after this offering or at any time in the future. Accordingly, there is no assurance that any dividends we may pay will qualify for such lower tax rates. Furthermore, dividends received by U.S. Holders from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not be entitled to the lower tax rates for dividends. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” we believe that we were not a PFIC for our 2012 taxable year and do not expect to be a PFIC for our current taxable year.

To the extent a distribution exceeds the amount of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, it generally will be treated first as a tax-free return of capital, causing a reduction in your adjusted tax basis in the ordinary shares with respect to which such dividend is paid (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize upon a subsequent disposition of the ordinary shares), with any amount that exceeds your adjusted tax basis being taxed as capital gain from a sale, exchange or other taxable disposition of the ordinary shares (as discussed below). However, we do not intend to keep track of our earnings and profits for U.S. federal income tax purposes, and, absent knowledge of whether we have current or accumulated earnings and profits, you will be required to treat any distribution with respect to our ordinary shares as a dividend for U.S. federal income tax purposes.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

You generally will recognize gain or loss upon a sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in such shares. Subject to the possible application of the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the ordinary shares for more than one year. If you are a non-corporate taxpayer, long-term capital gains are currently subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, recognized by you upon a sale, exchange or other taxable disposition of our ordinary shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Special and unfavorable U.S. federal income tax rules would apply if your holding period in our ordinary shares included any part of a taxable year of the company in which the company was a PFIC. A non-U.S. corporation is classified as a PFIC for each taxable year in which, taking into account its proportionate share of the gross income and assets of its subsidiaries, (i) 75% or more of its gross income is passive income (as defined for PFIC purposes) or (ii) 50% or more of the average value (or, if so elected, the adjusted tax basis) of its assets either produce or are held for the production of passive income.

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year, and we do not expect to become a PFIC in the future. Based on the expected composition of our gross assets and the nature of our business and our and our subsidiaries’ income after the completion of this offering, we do not believe that we will be classified as a PFIC in our taxable year 2013 or in the future. Our actual PFIC status for a taxable year will not be determinable until the close of the year, and accordingly, there is no guarantee that we will not be a PFIC for that taxable year. If we were classified as a PFIC for any taxable year during which you held ordinary shares, you would, absent an election to be treated otherwise, be subject to tax at ordinary income tax rates as well as to an interest charge for the period that the PFIC rules treat such tax as having been deferred) upon the sale or other disposition of the ordinary shares or upon the receipt of certain distributions that are treated by the PFIC rules as “excess distributions.” Several elections are available to mitigate (but not completely neutralize) the tax consequences to shareholders of PFIC status. In addition, PFIC shareholders are required to report certain information to the IRS regarding their ownership of shares in a PFIC. If we determine that we have become a PFIC, we will provide additional information to you regarding such elections and reporting requirements.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your ownership of our ordinary shares, and the availability and consequences of making certain elections to mitigate adverse tax consequences of the PFIC rules.

Additional Tax on Investment Income

U.S. Holders that are individuals, estates or trusts (other than a special class of trusts that are exempt from such tax), whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the ordinary shares, subject to certain limitations and exceptions.

You are urged to consult your tax advisor regarding the application to you of this additional tax on investment income.

Information Reporting and Backup Withholding

In general, unless you are an exempt recipient, information reporting will apply to dividends you receive on our ordinary shares and proceeds you receive from a sale, exchange or other disposition of ordinary shares. Backup withholding may apply to such payments if you fail to provide your correct taxpayer identification number or certify your exempt status or fail to report your dividend and interest income fully to the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Dividends

Dividends paid to you in respect of ordinary shares generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with your conduct of a trade or business within the United States (and, if protected by an applicable income tax treaty, are attributable to a permanent establishment you maintain in the United States).

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

You generally will not be subject to U.S. federal income tax on gain from a sale, exchange or other taxable disposition of our ordinary shares, unless such gain is effectively connected with your conduct of a trade or business in the United States (and, if protected by an applicable income tax treaty, is attributable to a permanent establishment that you maintain in the United States) or you are an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, gain from U.S. sources generally would be subject to tax at a 30% rate (or lower applicable treaty rate, if any)).

Effectively Connected Income

Dividends and gains that are effectively connected with your conduct of a trade or business in the United States (and, if protected by an applicable income tax treaty, are attributable to a permanent establishment that you maintain in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate (or lower applicable treaty rate, if any).

Information Reporting and Backup Withholding

You generally may eliminate the requirement for information reporting and backup withholding by providing certification of your foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8BEN or IRS Form W-8ECI or by otherwise establishing an exemption from backup withholding.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You are urged to consult your own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in your particular circumstances.

Foreign Accounts Tax Compliance Act Withholding

Pursuant to the Foreign Account Tax Compliance Act, or FATCA, foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or be subject to a new withholding tax on U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party). A foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a new 30% withholding tax on “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments (including U.S.-source dividends), as well as the entire gross proceeds from a sale of equity or debt instruments of issuers who are considered U.S. issuers under the FATCA rules. For FATCA purposes, holders should treat any dividends paid by us as U.S.-source dividends. The new FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Applicable Treasury regulations defer this FATCA withholding obligation until no earlier than January 1, 2014 for payments of dividends on stock and until January 1, 2017 for gross proceeds from dispositions of stock.

You are urged to consult with your own tax advisors regarding the effect, if any, of the FATCA provisions on you based on your particular circumstances.

British Virgin Islands Tax Consequences

Under the present laws of the British Virgin Islands, there are no applicable taxes on the profits or income of the company. There are no taxes on profits or income, nor is there any capital gains tax, estate duty or inheritance tax applicable to any ordinary shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty on the issuance, transfer or redemption of the ordinary shares. Dividends remitted to the holders of ordinary shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2013, we have agreed to sell to the underwriters named below, for whom Jefferies LLC and William Blair & Company, L.L.C. are acting as representatives, and the underwriters have severally agreed to purchase, the following respective numbers of ordinary shares:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
William Blair & Company, L.L.C.
Canaccord Genuity Inc.
Oppenheimer & Co. Inc.

Total	6,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the ordinary shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 975,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ordinary shares.

The underwriters have reserved for sale at the initial public offering price up to 483,871 ordinary shares for sale to some of our directors, officers and other parties associated with us in a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these parties purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

The underwriters propose to offer the ordinary shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. After the initial public offering the underwriters may change the public offering price and selling concession.

The following table summarizes the compensation we will pay:

	PER SHARE		TOTAL
	WITHOUT OVER-ALLOTMENT	WITH OVER-ALLOTMENT	WITHOUT OVER-ALLOTMENT	WITH OVER-ALLOTMENT
Underwriting discounts and commissions paid by us	$	$	$	$

The underwriting discounts and commissions represent     % of the total amount of this offering. We estimate that our out of pocket expenses for this offering will be approximately $        .

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ordinary shares being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Jefferies LLC and William Blair & Company, L.L.C., for a period of 180 days after the date of this prospectus, except that we may (a) effect the offering of the ordinary shares pursuant to this prospectus, (b) issue ordinary shares or options to purchase ordinary shares, or issue ordinary shares upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus, provided the recipients thereof shall also be subject to a “lock-up” agreement, (c) issue ordinary shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options outstanding prior to the offering of the ordinary shares pursuant to this prospectus, provided the recipients thereof shall also be subject to a “lock-up” agreement, (d) file a registration statement on Form S-8 to register ordinary shares issuable pursuant to the terms of a plan in effect prior to the offering of our ordinary shares and described in this prospectus and (e) issue ordinary shares in connection with any joint venture, commercial or collaborative relationship or the acquisition or license by us or any of our subsidiaries of the securities, businesses, property or other assets of another person or entity or pursuant to any employee benefit plan assumed by us in connection with any such acquisition as long as such ordinary shares shall not in the aggregate exceed 5% of our outstanding ordinary shares on a fully-diluted basis after giving effect to the sale of the ordinary shares pursuant to this prospectus and the recipients thereof shall also be subject to a “lock-up” agreement.

Our officers and directors and substantially all our existing security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Jefferies LLC and William Blair & Company, L.L.C., for a period of 180 days after the date of this prospectus.

The restrictions described in the foregoing paragraph will not apply to (a) a transfer by bona fide gift, or by will or intestate succession to a family member, to a limited partnership or limited liability company formed for estate planning purposes or to a trust, (b) any exercise or vesting of any equity-based award granted under our equity incentive plans or any other plan or agreement in effect on the date hereof, (c) the entry into a written trading plan designed to comply with Rule 10b5-1 of the Exchange Act provided that no sales are made pursuant to such trading plan during the 180-day period, (d) a transfer to limited partners, members or stockholders as part of a distribution, or to any corporation, partnership or other business that is an affiliate, provided that such transfer does not involve a disposition for value, (e) any transfer pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our ordinary shares involving a change of control, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the securities shall remain subject to the restrictions noted above, (f) any transfer to us upon a vesting event or option exercise on a “cashless” or “net exercise” basis or to cover tax withholding obligations, or (g) any pledge of ordinary shares; provided that in the case of any transfer or pledge, the recipients thereof shall also be subject to a “lock-up” agreement and prior to the expiration of the 180-day period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of ordinary shares in connection with such transfer.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have agreed to reimburse the underwriters for all expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, in the amount of $45,000.

We have applied to the NASDAQ Global Select Market to list our ordinary shares under the proposed trading symbol “IRKO.”

Before this offering, there has been no public market for our ordinary shares. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

■	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

■	our financial information,

■	the history of, and the prospects for, us and the industry in which we compete,

■	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

■	the present state of our development, and

■	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

■	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

■

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

■

Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

■

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

■

In passive market making, market makers in the ordinary shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our ordinary shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ or otherwise and if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of securities which are the subject of the offering contemplated by this prospectus supplement and accompanying prospectus to the public in that Relevant Member State other than:

■	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

■

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

■

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters has:

■

only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

■	complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Address of Representatives

The addresses of the representatives are as follows:

Jefferies LLC

520 Madison Avenue

New York, New York 10022

William Blair & Company, L.L.C.

222 West Adams Street

Suite 3300

Chicago, Illinois 60606

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the ordinary shares being registered hereby.

SEC registration fee	$19,778
FINRA filing fee	22,250
Listing fee	150,000
Printing and engraving expenses	375,000
Legal fees and expenses	1,400,000
Accounting fees and expenses	1,225,000
Transfer agent and registrar fees and expenses	4,500
Miscellaneous	103,472

Total	3,300,000

*	To be provided by amendment.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated and currently existing under the laws of the British Virgin Islands. In addition, certain of our directors and officers reside outside of the U.S. and most of the assets of our non-U.S. subsidiaries are located outside of the U.S. As a result, it may be difficult for investors to effect service of process on us or those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws.

In addition, uncertainty exists as to whether the courts of the British Virgin Islands would:

■

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the U.S. or any state in the U.S.; or

■	entertain original actions brought in the British Virgin Islands against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

We have been advised by Walkers, our British Virgin Islands legal counsel, that the U.S. and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Walkers that any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

■

the British Virgin Islands courts had jurisdiction over the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

■	the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

■	the judgment was not procured by fraud;

■	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

■	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the British Virgin Islands court making such decision.

LEGAL MATTERS

The validity of the ordinary shares offered by this prospectus and certain legal matters as to British Virgin Islands law will be passed upon for us by Walkers, London, United Kingdom. U.S. securities law matters in connection with this offering will be passed upon for us by Andrews Kurth LLP, Austin, Texas. Certain advice concerning Delaware and Pennsylvania law was provided by Duane Morris LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Iroko Pharmaceuticals Inc. as of December 31, 2011 and 2012 and for the years then ended have been included herein and in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2012 consolidated financial statements contains an explanatory paragraph that states that we have incurred recurring losses and negative cash flows from operations since our inception that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The address for KPMG LLP is 1601 Market Street, Philadelphia, Pennsylvania 19103.

Certain statements included or incorporated by reference in this prospectus have been derived from, or are based on the results of, the independent conjoint studies conducted by ImpactRx, a market research firm, and each such statement has been so incorporated in reliance on the authority of that firm as experts regarding the matters contained in such studies.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form F-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. We also expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at http://www.iroko.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Iroko Pharmaceuticals Inc.

One Kew Place, 150 Rouse Boulevard, Philadelphia, PA 19112

Attention: Chief Financial Officer

(267) 546-3003

We will report our financial statements on a year ended December 31. We intend to furnish or make available to our shareholders annual reports containing consolidated financial statements audited by our independent registered public accounting firm. We also intend to furnish or make available to our shareholders our quarterly reports containing unaudited interim financial information for each of the first three quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

IROKO PHARMACEUTICALS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder

Iroko Pharmaceuticals Inc.:

We have audited the accompanying consolidated balance sheets of Iroko Pharmaceuticals Inc. (the Company) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive loss, shareholder’s equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iroko Pharmaceuticals Inc. as of December 31, 2011 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 1, 2013

IROKO PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	DECEMBER 31,
	2011	2012

Assets
Current assets:
Cash and cash equivalents	$15,017	$11,884
Accounts receivable	3,322	2,781
Note receivable	3,803	—
Related-party accounts receivable	1,037	3,161
Related-party note receivable	—	4,500
Inventory	2,752	2,602
Prepaid expenses and other current assets	275	1,329

Total current assets	26,206	26,257
Property and equipment, net	2,230	16,310
Intangible assets, net	36,550	34,833
Goodwill	2,461	2,461
Other assets	1,037	1,037

	$68,484	$80,898

Liabilities and Shareholder’s Equity (Deficit)
Current liabilities:
Related-party line of credit	$—	$49,500
Related-party note payable	—	10,000
Accounts payable	6,574	5,728
Related-party accounts payable	—	1,063
Accrued expenses	3,254	10,288

Total current liabilities	9,828	76,579
Deferred rent	—	2,592
Contingent consideration	3,000	6,500

	12,828	85,671

Commitments and contingencies (note 11)

Shareholder’s equity (deficit):
Ordinary shares, $0.01 par value, unlimited number of shares authorized; 1,000 shares issued and outstanding as of December 31, 2012	—	—
Additional paid-in capital	95,676	109,973
Accumulated other comprehensive loss	(647)	(659)
Accumulated deficit	(39,373)	(114,087)

Total shareholder’s equity (deficit)	55,656	(4,773)

	$68,484	$80,898

See accompanying notes to consolidated financial statements

IROKO PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2011 AND 2012

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2011	2012
Revenues:
Net product sales	$7,443	$6,704
Royalty revenues	3,538	3,176

	10,981	9,880

Costs and expenses:
Cost of sales (excluding amortization of intangible assets)	6,054	3,187
Amortization of intangible assets	1,717	1,717
Selling, general and administrative	18,913	27,017
Research and development	18,299	33,884
Acquired in-process research and development	—	11,000
Related-party management fee	1,500	1,500
Change in fair value of contingent consideration	1,000	3,500

	47,483	81,805

Operating loss	(36,502)	(71,925)

Other income (expense):
Related-party management fee	1,297	198
Interest expense	—	(2,658)
Foreign exchange gain	313	92
Loss on fixed asset disposal	—	(324)
Other income (expense)	87	(97)

	1,697	(2,789)

Loss from continuing operations before income tax benefit	(34,805)	(74,714)
Income tax benefit	(1,079)	—

Loss from continuing operations	(33,726)	(74,714)
Income from discontinued operations, net of tax	1,877	—

Net loss	$(31,849)	$(74,714)

(Loss) earnings per ordinary share—basic and diluted:
Loss per ordinary share from continuing operations	$(33,726)	$(74,714)
Discontinued operations per ordinary share, net of tax	1,877	—

Net loss per ordinary share—basic and diluted	$(31,849)	$(74,714)

Weighted average basic and diluted ordinary shares outstanding	1,000	1,000

Unaudited pro forma net loss		$(72,056)

Unaudited pro forma basic and diluted net loss per ordinary share		$(3.86)

Unaudited pro forma weighted average basic and diluted ordinary shares outstanding		18,670,892

See accompanying notes to consolidated financial statements

IROKO PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2011 AND 2012

(IN THOUSANDS)

	2011	2012
Net loss	$(31,849)	$(74,714)
Other comprehensive loss:
Foreign currency translation adjustments	(617)	(12)

Comprehensive loss	$(32,466)	$(74,726)

See accompanying notes to consolidated financial statements

IROKO PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2011 AND 2012

(IN THOUSANDS, EXCEPT SHARES)

	ORDINARY SHARES		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	TOTAL

	SHARES	AMOUNT
Balance at December 31, 2010	—	$—	$72,344	$(30)	$(7,524)	$64,790
Contribution of capital	—	—	23,111	—	—	23,111
Share-based compensation expense	—	—	221	—	—	221
Other comprehensive loss	—	—	—	(617)	—	(617)
Net loss	—	—	—	—	(31,849)	(31,849)

Balance at December 31, 2011	—	—	95,676	(647)	(39,373)	55,656
Contribution of capital	—	—	14,000	—	—	14,000
Exercise of options	—	—	21	—	—	21
Share-based compensation expense	—	—	276	—	—	276
Other comprehensive loss	—	—	—	(12)	—	(12)
Capitalization of Iroko Pharmaceuticals Inc.	1,000	—	—	—	—	—
Net loss	—	—	—	—	(74,714)	(74,714)

Balance at December 31, 2012	1,000	$—	$109,973	$(659)	$(114,087)	$(4,773)

See accompanying notes to consolidated financial statements

IROKO PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011 AND 2012

(IN THOUSANDS)

	2011	2012
Cash flows from operating activities:
Net loss	$(31,849)	$(74,714)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	246	574
Amortization expense	1,717	1,717
Non-cash interest expense	—	2,658
Share-based compensation expense	221	276
Change in the fair value of contingent consideration	1,000	3,500
Gain on sale of Vancocin®	(814)	—
Loss on disposal of fixed assets	—	324
Acquired in-process research and development expenses	—	11,000
Deferred rent	—	(40)
Changes in operating assets and liabilities:
Accounts receivable	(15)	541
Related-party accounts receivable	(497)	(2,124)
Inventory	1,552	150
Prepaid expenses and other current assets	15	(1,054)
Other assets	(736)	—
Accounts payable	2,344	(1,896)
Accrued expenses	1,579	2,666

Net cash used in operating activities	(25,237)	(56,422)

Cash flows from investing activities:
Proceeds from sale of Vancocin®	17,613	3,803
Issuance of related-party note receivable	—	(4,500)
Purchases of property and equipment	(1,770)	(9,523)

Net cash provided by (used in) investing activities	15,843	(10,220)

Cash flows from financing activities:
Proceeds from capital contributions	23,111	14,000
Borrowings under related-party line of credit	3,000	49,500
Repayments on related-party line of credit	(5,000)	—
Proceeds from exercise of options	—	21

Net cash provided by financing activities	21,111	63,521

Effect of foreign currency translation on cash	(617)	(12)

Net increase (decrease) in cash and cash equivalents	11,100	(3,133)
Cash and cash equivalents, beginning of year	3,917	15,017

Cash and cash equivalents, end of year	$15,017	$11,884

See accompanying notes to consolidated financial statements

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) Nature of Business and Liquidity

Iroko Intermediate Holdings, Inc. (Iroko Intermediate) was incorporated in Delaware on July 26, 2010, and was a wholly owned subsidiary of Iroko Holdings S.A. On August 10, 2010, Iroko Intermediate acquired 100% of the membership interests in Iroko Holdings LLC, a global specialty pharmaceutical company focused in the pain medication area. On September 10, 2012, Iroko Pharmaceuticals Inc. (the Company) was incorporated under the laws of the British Virgin Islands. In December 2012, all shares of Series A preferred stock and common stock of Iroko Intermediate held by Iroko Holdings S.A. were transferred to the Company. As Iroko Holdings S.A. and the Company are entities under common control, the consolidated financial statements reflect the historical carrying values of Iroko Intermediate’s assets and liabilities and its results of operations as if they were consolidated for all periods presented. The Company is headquartered in Philadelphia, Pennsylvania and is a global specialty pharmaceutical company focused on the development and commercialization of novel nonsteroidal anti-inflammatory drug (NSAID) therapeutics for patients with mild to moderate acute and chronic pain. The Company’s research and development pipeline includes four late stage submicron NSAID product candidates and two product candidates in preclinical development.

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of $114,087 as of December 31, 2012. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenues from its product candidates currently in development. Management estimates that current cash and cash equivalents is sufficient to sustain planned operations through April 2013. In February 2013, the Company issued a promissory note to Cordial Investments Inc. (Cordial), the Company’s parent, whereby the Company may borrow a maximum of $30,000 to fund the Company’s operations. In February 2013, the Company received $5,000 from Cordial pursuant to such promissory note. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. There is no assurance that such financing will be available when needed or on acceptable terms. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Management is currently evaluating different strategies to obtain the required funding of future operations. These strategies may include, but are not limited to: an initial public offering of the Company’s ordinary shares, additional funding from their current investors, and/or borrowings of debt. There can be no assurance that these future funding efforts will be successful.

The Company is subject to those risks associated with any specialty pharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Principles of Consolidations

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The Company’s consolidated financial statements include the accounts of Iroko Pharmaceuticals Inc. and its majority owned subsidiaries. All intercompany accounts and transactions have been eliminated.

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may materially vary from these estimates.

Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant areas that require management’s estimates include intangible assets and goodwill for purchase price allocation, contingent consideration, fair value of ordinary shares and share-based compensation assumptions.

(c) Foreign Currency Translation

The reporting currency of the Company and its subsidiaries is the U.S. dollar. The functional currency of the Company’s non-U.S. subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars based on exchange rates at the end of the period. Revenues and expenses are translated at average exchange rates during the reporting period. Gains and losses arising from the translation of assets and liabilities are included as a component of accumulated other comprehensive loss. Gains and losses resulting from foreign currency transactions are reflected within the Company’s results of operations. The Company has not utilized any foreign currency hedging strategies to mitigate the effect of its foreign currency exposure.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. Substantially all cash equivalents are held in short-term money market accounts with banks.

(e) Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company’s policy is to limit the amount of credit exposure to any one financial institution and place its cash and cash equivalents with financial institutions evaluated as being creditworthy. To date, the Company has not experienced any losses on its cash equivalents.

(f) Inventory

Inventory consists of finished goods and raw materials. Inventory is identified and tracked by lot and stated at the lower of cost or market, with cost being determined on a first-in first-out basis. The Company periodically analyzes its inventory levels and writes down inventory that has become obsolete or that has a cost basis in excess of its expected net realizable value based on expected customer demand.

(g) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows: five years for computer equipment; three to five years for software; seven years for furniture, office equipment, and research and development equipment; and the shorter of the lease term or useful life for leasehold improvements. Repairs and maintenance costs are expensed as incurred.

(h) Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired by the Company. Goodwill is not amortized, but assessed for impairment on an annual basis or more frequently if impairment indicators exist. The impairment model prescribes a two-step method for determining impairment.

The first step compares a reporting unit’s fair value to its carrying amount to identify potential goodwill impairment. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the second step of the impairment

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

test must be completed to measure the amount of the reporting unit’s goodwill impairment loss, if any. Step two requires an assignment of the reporting unit’s fair value to the reporting unit’s assets and liabilities to determine the implied fair value of the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is then compared with the carrying amount of the reporting unit’s goodwill to determine the goodwill impairment loss to be recognized, if any. For the years ended December 31, 2011 and 2012, the Company determined that there was no impairment to goodwill.

Intangible assets include brand purchases and related rights to existing established pharmaceuticals, as well as in-process research and development (IPR&D) of pharmaceutical product candidates. Pharmaceutical brand purchases are considered definite-lived intangible assets and are amortized on a straight-line basis over their useful lives of 12 years. Significant changes to any of these factors may result in a reduction in the useful life of the asset and an acceleration of related amortization expense.

Intangible assets related to IPR&D are considered indefinite-lived intangible assets and are assessed for impairment annually or more frequently if impairment indicators exist. If the associated research and development effort is abandoned, the related assets will be written-off and the Company will record a non-cash impairment loss on its consolidated statement of operations. For those compounds that reach commercialization, the IPR&D assets will be amortized over their estimated useful lives.

(i) Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, which include property and equipment and definite-lived intangible assets, whenever significant events or changes in circumstances indicate impairment may have occurred. If indicators of impairment exist, projected future undiscounted cash flows associated with the asset are compared to its carrying amount to determine whether the asset’s value is recoverable. Any resulting impairment is recorded as a reduction in the carrying value of the related asset in excess of fair value and a charge to operating results. For the years ended December 31, 2011 and 2012, the Company determined that there was no impairment of its long-lived assets.

(j) Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash equivalents, accounts receivable, note receivable, accounts payable, accrued expenses, note payable and line of credit approximate fair value due to the short-term nature of those instruments. The value of the contingent consideration is estimated by applying a risk adjusted discount rate to the potential payments resulting from probability weighted revenue projections and expected revenue target attainment dates.

(k) Revenue Recognition

Revenues from net product sales are recorded upon delivery when title passes to the customer. Within the pharmaceutical industry, gross product sales are subject to a variety of deductions that are estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers and distributors with respect to the Company’s products. Such estimates are based on historical experience, estimated future trends, estimated customer inventory levels, contract sales terms with the Company’s wholesale and indirect customers. The Company recognizes royalty revenue based on a percentage of the net profits earned by its third-party distribution partners.

(l) Research and Development

Research and development costs are expensed as incurred and are primarily comprised of depreciation and employee-related expenses, including salaries, benefits, and external research and development expenses incurred under arrangements with third parties, such as contract research organizations (CROs), contract manufacturing organizations (CMOs) and consultants.

(m) Share-Based Compensation

The Company measures employee share-based awards at grant date fair value and records compensation expense on a straight-line basis over the vesting period of the award.

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Determining the appropriate fair value of share-based awards requires the use of subjective assumptions, including the fair value of the Company’s ordinary shares, and for options, the expected life of the option and expected share price volatility. The Company uses the Black-Scholes option-pricing model to value its option awards. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and managements uses different assumptions, share-based compensation expense could be materially different for future awards.

The expected life of options was estimated using the simplified method, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its option grants. The simplified method uses the midpoint between the vest date and the contractual term of the option to determine the expected life. For share price volatility, the Company uses comparable public companies as a basis for the expected volatility to calculate the fair value of option grants.

Nonemployee awards are revalued until an award vests and compensation expense is recorded on a straight-line basis over the vesting period of each separate vesting tranche of the award, or the accelerated attribution method. The estimation of the number of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as an adjustment in the period in which estimates are revised.

(n) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on its income tax return it files if such a position is more likely than not to be sustained.

(o) Product Concentration

The Company derives its net product sales from two products. Net sales for the years ended December 31, 2011 and 2012 were as follows:

	2011	2012
Aldomet®	$2,975	$2,573
Indocin®	4,468	4,131

	$7,443	$6,704

(p) Customer Concentration

For the years ended December 31, 2011 and 2012, the Company had four significant customers that accounted for consolidated total revenues as follows:

	2011	2012
Customer A	30%	29%
Customer B	8%	12%
Customer C	12%	—%
Customer D	13%	18%
Customer E	—%	10%

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

As of December 31, 2011 and 2012, the Company’s three largest customers accounted for consolidated accounts receivables as follows:

	2011	2012
Customer A	35%	42%
Customer B	28%	26%
Customer C	18%	4%

(q) Supplemental Cash Flow Information

In 2012, the Company recorded accruals and payables of $1,418 and $1,113, respectively, for the purchases of property and equipment. In addition, the Company capitalized leasehold improvements of $2,924 during 2012 which were paid for by the Company’s landlord under a leasehold improvement allowance as defined in the Company’s corporate office lease agreement. The Company did not have any accruals for purchases of property and equipment in 2011.

The Company issued a $10,000 promissory note in 2012 in connection with the acquisition of the sole and exclusive worldwide license to submicron meloxicam from iCeutica.

(r) Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting with Zero or Negative Carrying Amounts (ASU 2010-28). The guidance clarifies the impairment test for reporting units with zero or negative carrying amounts. The guidance is effective for fiscal years beginning after December 15, 2011 and interim periods within those fiscal years. The adoption of ASU 2010-28 did not have an impact on the Company’s operating results and financial position.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards (ASU 2011-04). This guidance amends certain accounting and disclosure requirements related to fair value measurements. It is effective on a prospective basis for interim and annual periods beginning after December 15, 2011. Early application is not permitted. The adoption of this ASU did not have a material impact on the Company’s operating results and financial position.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05). This ASU amends Accounting Standards Codification (ASC) Topic 220, Comprehensive Income, to require an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011 and interim periods within those fiscal years. The adoption of this ASU did not have a material impact on the Company’s operating results and financial position.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment (ASU 2011-08), which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, with early adoption permitted. The Company did not adopt ASU 2011-08 for the year ended December 31, 2012.

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02). ASU 2012-02 amends ASC Topic 350, Intangibles-Goodwill and Other, to allow, but not require, an entity, when performing its annual or more frequent indefinite-lived intangible asset impairment test, to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, it would be required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company is currently evaluating ASU 2012-02.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220). The standard requires that public and non-public companies present information about reclassification adjustments from accumulated other comprehensive income in their annual financial statements in a single note or on the face of the financial statements. Public companies will also have to provide this information in their interim financial statements. The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies must instead cross reference to the related footnote for additional information. The standard allows companies to present the information either in the notes or parenthetically on the face of the financial statements provided that all of the required information is presented in a single location. The new disclosure requirements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of the provisions of this guidance will not have a material impact on the Company’s consolidated results of operations, cash flows, and financial position.

(s) Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma net loss per ordinary share is computed using the weighted average number of ordinary shares based on the assumed conversion of all outstanding convertible preference shares into the number of ordinary shares assuming an initial public offering price of $15.50 per ordinary share (the midpoint of the price range) and an assumed closing date of December 31, 2012. The net loss is adjusted to reduce the interest expense accrued on the related party line of credit as the outstanding balances of the line of credit was converted into convertible preference shares which carry a 20% return which has been reflected in the number of ordinary shares to be issued upon conversion.

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

The following table summarizes the calculation of the unaudited pro forma basic and diluted net loss per ordinary share for the year ended December 31, 2012 (in thousands, except share and per share data):

Numerator:
Historical net loss	$	(74,714)
Less accrued interest on related party line of credit		2,658

Pro forma net loss		$(72,056)

Denominator:
Historical weighted-average ordinary shares outstanding(1)		836
Shares issued in connection with the April 2013 Reorganization(1)		7,521,941
Conversion of convertible preference shares		11,148,115

Shares used in computing pro forma net loss per ordinary share		18,670,892

Unaudited pro forma basic and dilute net loss per ordinary share		$(3.86)

(1)	Reflects the split of each outstanding ordinary share into approximately 0.8359 ordinary shares which occurred on July 15, 2013

(3) Fair Value Measurements

The Company utilizes a valuation hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques related to its financial asset and financial liabilities. The three levels of inputs used to measure fair value are described as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs that are supported by little or no market activity.

In accordance with the fair value hierarchy described above, the following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2012:

	CARRYING VALUE AS OF DECEMBER 31, 2011	FAIR VALUE MEASUREMENT AS OF DECEMBER 31, 2011
		LEVEL 1	LEVEL 2	LEVEL 3
Contingent consideration	$3,000	$—	$—	$3,000

	CARRYING VALUE AS OF DECEMBER 31, 2012	FAIR VALUE MEASUREMENT AS OF DECEMBER 31, 2012
		LEVEL 1	LEVEL 2	LEVEL 3
Contingent consideration	$6,500	$—	$—	$6,500

There were no changes in valuation techniques during the year ended December 31, 2012.

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Contingent consideration is a Level 3 fair value measurement, determined by management using a probability weighted discounted cash flow model. The most significant assumption used is the probability assigned to the successful monetization of the IPR&D assets. This probability was 40% and 70% as of December 31, 2011 and 2012, respectively. See note 4 for further discussion of the Company’s contingent consideration.

The reconciliation of the contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows:

Balance at December 31, 2010	$2,000
Additions	—
Re-measurement	1,000
Settlements	—

Balance at December 31, 2011	3,000
Additions	—
Re-measurement	3,500
Settlements	—

Balance at December 31, 2012	$6,500

(4) Acquisition of Iroko Holdings LLC

On August 10, 2010, Iroko Intermediate acquired 100% of the membership interests in Iroko Holdings LLC for $66,250 (the Acquisition). As part of the Acquisition, the Company acquired the rights, including trademarks, health registrations and product rights, to three currently marketed, branded prescription pharmaceutical products; Indocin®, Aldomet®, and Vancocin®, as well as certain IPR&D assets. The Vancocin® product was sold by the Company in May 2011.

Under the Acquisition agreement, the Company is required to pay 50% of future product revenue from the three NSAIDs product candidates, which comprise the IPR&D assets, up to a cumulative amount of $14,500. Thereafter, the Company is required to pay a 5% royalty on the net product revenues of these three NSAIDs. In the event of a sublicense of such formulations prior to the Company’s commercialization of the three NSAIDs, the Company is required to pay, at its discretion, either (i) a royalty equal to 50% of sublicense revenues or (ii) $5,000 plus 5% of sublicensee net sales.

The fair value of the future $14,500 and $5,000 payments have been recognized as contingent consideration on the acquisition date and was estimated by applying a risk adjusted discount rate to the potential payments resulting from probability weighted revenue projections and expected revenue target attainment dates. This fair value is based on significant inputs not observable in the market, which are referred to in the guidance as Level 3 inputs. The fair value of the contingent consideration is remeasured at each reporting period with changes recorded in the consolidated statements of operations. See note 3 for additional fair value information.

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(5) Inventory

Inventory is stated at the lower of cost or market using actual cost. The following represents the components of the inventory at December 31, 2011 and 2012:

	DECEMBER 31,
	2011	2012
Raw materials	$1,522	$725
Finished goods	1,230	1,877

	$2,752	$2,602

The amount of the Company’s inventory located in third-party warehouses outside of the U.S. as of December 31, 2011 and 2012 was $2,574 and $2,455, respectively.

(6) Property and Equipment

Property and equipment, consisted of the following:

	DECEMBER 31,
	2011	2012
Computers and equipment	$516	$3,912
Research and development equipment	1,184	1,184
Leasehold improvements	410	7,025
Construction in progress	415	4,874

	2,525	16,995
Less accumulated depreciation and amortization	(295)	(685)

	$2,230	$16,310

Depreciation and amortization expense for each of the years ended December 31, 2011 and 2012 was $246 and $574, respectively, and is included in research and development, and selling, general and administrative expense in the accompanying statements of operations.

(7) Accrued Expenses

Accrued expenses consisted of the following:

	DECEMBER 31,
	2011	2012
Research and development	$661	$2,274
Payroll and related benefits	1,463	2,334
Interest	—	2,658
Other	1,130	3,022

	$3,254	$10,288

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(8) Intangible Assets

Intangible assets consist of the rights to two currently marketed, branded prescription pharmaceutical products; Indocin® and Aldomet®, and certain IPR&D assets acquired by the Company as part of the Acquisition. The pharmaceutical brand purchases are considered definite-lived intangible assets and are amortized on a straight-line basis over their useful lives of 12 years. Intangible assets related to IPR&D assets are considered indefinite-lived intangible assets and are assessed for impairment annually, or more frequently if impairment indicators exist.

Intangible assets are summarized as follows:

	DECEMBER 31, 2011
	COST	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
Aldomet®	$8,700	$(950)	$7,750
Indocin®	11,900	(1,300)	10,600
IPR&D—Tiforbex™	2,900	—	2,900
IPR&D—Zorvolex™	2,400	—	2,400
IPR&D—submicron naproxen	12,900	—	12,900

	$38,800	$(2,250)	$36,550

	DECEMBER 31, 2012
	COST	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
Aldomet®	$8,700	$(1,675)	$7,025
Indocin®	11,900	(2,292)	9,608
IPR&D—Tiforbex™	2,900	—	2,900
IPR&D—Zorvolex™	2,400	—	2,400
IPR&D—submicron naproxen	12,900	—	12,900

	$38,800	$(3,967)	$34,833

Amortization expense for each of the years ended December 31, 2011 and 2012 was $1,717. Amortization expense for the next five years will be $1,717 per year.

(9) Sale of Vancocin® and Discontinued Operations

In May 2011, the Company sold its Vancocin® product rights and related inventory to a Canadian pharmaceutical company for $21,430. In return, the Company received a short-term note receivable which required installment payments in May and November of 2011 and May 2012. At December 31, 2011, the outstanding balance of the note receivable was $3,803, which was paid in February 2012. The Company recognized a $814 gain on the sale of the Vancocin® products rights and related inventory.

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Operating results for Vancocin® included in discontinued operations for the year ended December 31, 2011 were as follows:

2011
Revenues:
Net sales	$2,889

Costs and expenses:
Cost of sales (excluding amortization of intangible assets)	353
Selling, general and administrative	394

747

Operating income	2,142

Other income:
Gain on asset disposal	814

Total other income, net	814

Income before provision for income taxes	2,956
Provision for income taxes	1,079

Income from discontinued operations, net of tax	$1,877

(10) Licenses and Commercial and Collaboration Agreements

(a) iCeutica, Inc.—License and Option Agreement

In June 2007, Iroko Holdings LLC entered into a Nano-Reformulated Compound License and Option Agreement (the License and Option Agreement) with iCeutica Inc. (iCeutica), which became a wholly owned subsidiary of Iroko Holdings S.A., the Company’s parent in April 2011. Under the License and Option Agreement, iCeutica granted the Company the exclusive right and license to develop, make, use, sell and import selected compounds, which included indomethacin and any other NSAIDs as to which the Company may exercise the option to obtain a sole and exclusive license. iCeutica also agreed to cooperate with the Company in further research and development of additional NSAID compounds and nano-reformulation. The Company is permitted to grant sublicenses under this agreement, subject to certain restrictions.

The Company is required to pay iCeutica a one-time fee of $500, and an additional $500 fee for each additional NSAID developed. The Company is obligated to pay royalties on each license granted equal to the lesser of (i) 10% of net product sales or (ii) $5,000 plus 5% of net product sales. The Company is also obligated to pay iCeutica a royalty for sublicenses and these fees will be determined by the revenue derived from such sublicenses.

The term of the License and Option Agreement continues on a country-by-country basis until the expiration of the last-to-expire of certain patents, or 20 years from the effective date of the patent in each respective country.

(b) Aspen Pharmacare Holdings, Limited—Manufacturing and Distribution Agreement

In December 2007, Iroko Holdings LLC granted a license to Aspen Pharmacare Holdings Limited (Aspen), to be the sole promoter, distributor, marketer and seller of Aldomet® and Indocin® (the Products) in Africa, Central and South America, Ireland, the United Kingdom, Australia, New Zealand and Asia (excluding China (other than Hong Kong), Japan, Pakistan, South Korea, and for Aldomet® only, Sri Lanka) (the Territory).

Aspen is obligated to pay to the Company a quarterly royalty payment based on Aspen’s net sales of the Products less costs incurred in manufacturing, packaging, and distributing the Products, as well as the regulatory costs. The Company recorded royalty income of $3,538 and $3,176 for the years ended December 31, 2011 and 2012, respectively.

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

The Company has the right to terminate the agreement and license the Products to another party if Aspen’s cumulative net sales are below budget by more than 20% in any part of the Territory for any three consecutive calendar quarters. Aspen may terminate the agreement if the Company launches new competitive products in certain countries if required negotiations to reach agreement of the commercialization of the product result in deadlock, and as a result sales volume of the Products licensed by Aspen decline by 20%.

(c) Catalent—Capital Project Agreement and Exclusive Commercial Manufacturing Term Sheet

In May 2012, the Company entered into a Capital Project Agreement with Catalent CTS, Inc. (Catalent) for the funding of equipment fit-out at Catalent’s Kansas City facility in preparation for the commercial manufacture of specified submicron products. In addition, in September 2012, the Company executed a binding Exclusive Commercial Manufacturing Term Sheet (Term Sheet) with Catalent for the exclusive manufacture and supply of the Company’s submicron products. There are minimum purchase requirements under the Term Sheet. However, the Company may terminate the Term Sheet upon payment of a cost of approximately $3,000 plus reasonable cancelation fees incurred by Catalent associated with the equipment fit-out. In addition, Catalent may exercise an option to sell certain equipment to the Company under the Capital Project Agreement valued at up to $5,800 upon any such termination.

(d) Submicron Celecoxib and Submicron Ibuprofen License Agreements

In December 2012, the Company entered into an amended Nano-Reformulated Compound License and Option Agreement and the Company exercised its options to acquire sole and exclusive worldwide licenses for submicron celecoxib and submicron ibuprofen from iCeutica for $1,000, which was recorded as acquired in-process research and development expense in the accompanying statements of operations for the year ended December 31, 2012 as additional research and development efforts and regulatory approvals are necessary to commercialize the product candidates.

In addition, the Company is required to make royalty payments to iCeutica for sales of submicron celecoxib and submicron ibuprofen under the same terms as the other product candidates licensed from iCeutica under the Nano-Reformulated Compound License and Option Agreement.

(e) Submicron Meloxicam License Agreement

In December 2012, the Company entered into a Nano-Reformulated Compound License Agreement with iCeutica pursuant to which the Company purchased the sole and exclusive worldwide license to submicron meloxicam in exchange for a $10,000 interest free note that is due on June 30, 2013. Any amounts past due will bear interest at 5%. The Company recorded the $10,000 as acquired in-process research and development expense in the accompanying statements of operations for the year ended December 31, 2012 in connection with the purchase of submicron meloxicam as additional research and development efforts and regulatory approval is required in order to commercialize this product candidate.

In addition, the Company is required to make royalty payments to iCeutica for sales of submicron meloxicam under the same terms as the other product candidates licensed from iCeutica under the Nano-Reformulated Compound License and Option Agreement.

(11) Commitments and Contingencies

(a) Operating Leases

The Company leases office space under a noncancelable operating lease. The Company’s original office lease continued through February 2018 and provided for annual rent escalations of approximately 2% and payment by the Company of its pro rata share of utility and operating expenses. In August 2011, the Company entered into an agreement with its existing landlord to lease office space at a new location under a new noncancelable operating lease. The new lease commenced in November 2012 and continues through November 2022. Upon commencement of the new lease agreement, the original lease agreement was terminated. The new lease provides for annual rent

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

escalations of approximately 2.5% and payment by the Company of its pro rata share of utility and operating expenses.

Rent expense is recognized on a straight-line basis over the related lease term. Total rent expense under noncancelable operating lease agreements for the years ended December 31, 2011 and 2012 was $502 and $531 respectively. The Company received sublease income for the years ended December 31, 2011 and 2012 of $59 and $38, respectively, under cancelable sublease agreements with related parties as discussed in note 16.

As of December 31, 2012, the future minimum rental payments required under all operating leases were as follows:

2013	1,537
2014	1,551
2015	1,562
2016	1,553
2017	1,576
Thereafter	8,361

$16,140

(b) Manufacturing, Supply and Other Service Agreements

The Company has long-term contracts with third-party CMOs for the Company’s required raw materials, key excipients, active pharmaceutical ingredients (API) and finished products for its commercial and pipeline products. The Company has also contracted with back-up suppliers and manufacturers for API and finished products for risk mitigation and business continuity purposes. The Company does not own or operate facilities for the manufacturing or packaging of any of its current products.

(c) Employment Agreements

The Company has employment agreements with certain employees which require the funding of a specified level of payments upon the occurrence of certain events, such as a change in control or termination without cause.

(d) Contingencies

From time to time, the Company may be involved in various legal actions arising out of the ordinary conduct of business. In the opinion of management, the ultimate disposition of such actions will not materially affect the Company’s consolidated financial position, results of operations or cash flows.

(12) Shareholder’s Equity (Deficit)

In September 2012, Iroko Pharmaceuticals Inc. was formed as a company incorporated under the laws of the British Virgin Islands. Pursuant to the amended and restated memorandum and articles of association, the Company is authorized to issue an unlimited number of ordinary shares having a stated par value of $0.01 per share. As of December 31, 2012, there were 1,000 ordinary shares issued and outstanding. Also in December 2012, all shares of Iroko Intermediate held by Iroko Holdings S.A. were transferred to the Company.

Each ordinary share in the Company confers upon the shareholder:

(a)	the right to one vote at a meeting of the Shareholders of the Company or on any Resolution of Shareholders;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Under British Virgin Islands law, the Company may pay dividends to shareholders only if, immediately after the dividend, the value of the Company’s assets would exceed the Company’s liabilities and the Company would be able

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

to pay its debts as they fall due. Furthermore, the Company’s directors must pass a resolution authorizing the payment of a dividend, which resolution must contain a statement that, in the opinion of the directors, immediately after the dividend, the value of the Company’s assets will exceed the Company’s liabilities and the Company will be able to pay its debts as they fall due.

Share-Based Compensation

In December 2010, the Board of Directors of Iroko Holdings S.A., the previous parent of Iroko Intermediate, initiated the 2010 Share Option Plan (the 2010 Plan), which permitted the grant of share options to the Company’s employees for up to 1,000,000 Class C shares of Iroko Holdings S.A.

In January 2012, Iroko Intermediate adopted the 2012 Stock Option/Stock Issuance Plan, which has since been amended to be the 2012 Share Option Plan (the 2012 Plan), and the board of directors approved an option exchange program pursuant to which option holders agreed to exchange their options held in Iroko Holdings, S.A. under the 2010 Plan for options to acquire the Iroko Intermediate common stock under the 2012 Plan. Awards under the 2012 Plan have identical terms and conditions as the awards under the 2010 Plan. The exchange of outstanding original awards under the 2010 Plan did not result in any additional compensation expense as there was no additional benefit or value received by the option holders. The Company plans to convert the options to purchase common stock of Iroko Intermediate into options to purchase ordinary shares in Iroko Pharmaceuticals Inc. prior to the close of the initial public offering.

Generally, 70% of option shares will vest over a four year period in equal annual installments measured from the vesting start date, subject to continued service through each applicable vesting date. The remaining thirty percent of the option shares will vest upon the earlier of (i) the nine year anniversary of the vesting starting date, (ii) a change in control, or (iii) an initial public offering of equity securities of the Company to investors on a public stock exchange. In addition, all option shares that are not vested will vest upon the earlier of a change in control or an initial public offering of equity securities of the Company to investors on a public stock exchange.

As of December 31, 2012, options to purchase common stock of Iroko Intermediate outstanding under the 2010 Plan were as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (YEARS)
Outstanding at December 31, 2010	905,000	$1.52	9.6
Granted	25,000	1.52
Exercised	—	—
Expired/forfeited/cancelled	(71,375)	1.52

Outstanding at December 31, 2011	858,625	1.52	8.9
Granted	123,300	1.52
Exercised	(14,000)	—
Expired/forfeited/cancelled	(1,625)	1.52

Outstanding at December 31, 2012	966,300	1.52	9.2

Vested and exercisable	293,869	1.52	9.2

Vested and expected to vest at December 31, 2012	966,300	1.52	9.2

The weighted average grant date fair value of the options awarded to employees for the years ended December 31, 2011 and 2012, was $1.19 and $5.77 per share, respectively.

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

The aggregate intrinsic value represents the total amount by which the fair value of the common stock subject to options exceeds the exercise price of the related options. As of December 31, 2012, the aggregate intrinsic value of the vested and unvested options was $1,402 and $3,207, respectively.

The fair value of the options was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions:

	DECEMBER 31,
	2011	2012
Risk-free interest rate (1)	1.8%	1.4%
Expected life (2)	7.2 years	7.2 years
Expected volatility (3)	88.0%	97.1%
Expected dividend yield	—	—

(1)	Based on zero coupon U.S. Treasury yield at the date of grant for a term equivalent to the expected life of the option.
(2)	Expected term is based on the use of the simplified method.
(3)	Expected stock price volatility is based upon a historical volatility analysis of public company peers that are similar to Iroko Intermediate.

Compensation expense related to options granted to employees and nonemployees under the 2010 Plan for the years ended December 31, 2011 and 2012 was $221 and $276, respectively. At December 31, 2012, there was $1,199 of unrecognized compensation expense related to unvested employee and nonemployee options that are expected to vest over a weighted average period of 7.6 years.

(13) 401(k)

The Company maintains an employee 401(k) plan in which employees may contribute up to 100% of their salary and bonus, subject to statutory maximum contribution rules. The Company matches 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company recognized $189 and $277 of expense for its matching contributions for the years ended December 31, 2011 and 2012, respectively.

(14) Income Taxes

No tax provision for federal or state income taxes has been recorded as Iroko Intermediate has incurred operating losses for the years ended December 31, 2011 and 2012. As of December 31, 2012, Iroko Intermediate has net operating loss (NOL) carryforwards for federal income tax purposes of $61,258, which begin to expire in 2030. Iroko Intermediate has research and development tax credit carryforwards at December 31, 2012 of $1,150, which begin to expire in 2030.

The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of net operating loss and research and development tax credit carryforwards following certain ownership changes (as defined by the Act). If the Company experiences an ownership change, as defined by the Act, the Company’s ability to utilize the above mentioned Federal and state net operating loss and credit carryforwards in any given year may be limited. The Company does not believe that it has experienced an ownership change. Federal and state tax law also limits the time during which carryforwards may be applied against future taxes and Pennsylvania tax law further limits the utilization of state net operating loss carryforwards to an annual limit as low as $3,000.

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

A reconciliation of the statutory United States federal income tax rate to our effective tax rate for the years ended December 31, 2011 and 2012 is as follows:

	2011	2012
U.S. federal statutory income tax rate	34.0%	34.0%
Sale of intellectual property	—	(15.5)
State taxes, net of federal benefit	2.4	1.0
Other	2.8	(5.4)
Change in valuation allowance	(42.3)	(14.1)

Effective income tax rate	(3.1)%	—%

In connection with a restructuring during December 2012, Iroko Intermediate entered into an agreement whereby it transferred certain U.S. and non-U.S. intellectual property rights to its parent company. The intercompany transaction resulted in a taxable gain for U.S. income taxation purposes and utilization of Federal net operating losses of $34,083 which is reflected with an offsetting reduction to the valuation allowance in the December 31, 2012 financial statements.

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets were as follows:

	DECEMBER 31,
	2011	2012
Net operating loss carryforwards	$13,420	$22,359
Credits	1,170	1,170
Other temporary differences	1,112	2,740

Gross deferred tax asset	15,702	26,269
Deferred tax assets valuation allowance	(15,702)	(26,269)

	$—	$—

In assessing the realizability of the net deferred tax asset, the Company considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the NOL carryforwards. The Company believes that it is more likely than not that Iroko Intermediate’s deferred income tax asset will not be realized in the immediate future. As such, there is a full valuation allowance against the net deferred tax assets as of December 31, 2011 and 2012.

The following table summarizes carryforwards of federal net operating losses and tax credits as of December 31, 2012:

	AMOUNT	EXPIRATION
Federal net operating losses	$61,258	2030 - 2032
Research and development credits	$1,150	2030 - 2031
Foreign tax credits	20	2020

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

As of December 31, 2011 and 2012, the Company does not believe that there are any uncertain tax positions where recognition or disclosure would be necessary. The Company continues to evaluate its tax positions. With the Company’s net operating loss and tax credit carryforward position in the U.S., the Company could offset the impact of U.S. uncertain tax positions against those tax attributes where applicable.

(15) Related-Party Transactions

(a) Phoenix IP Ventures-III LLC

Since 2010, pursuant to the amended and restated Iroko Holdings S.A. Shareholders Agreement, Phoenix IP Ventures-III LLC (Phoenix), receives an annual fee of $1,500, paid in quarterly installments. Phoenix identifies eligible investments for the Company to purchase or acquire. Phoenix and its affiliates are investors in Iroko Holdings S.A. Phoenix also assists the Company with due diligence services, identification and recommendation of executives to assist in the management of the Company, coordination of regulatory compliance matters and assistance with formulation and implementation of the Company’s strategic plan. The Company incurred $1,500 in fees related to this agreement during the years ended December 31, 2011 and 2012. The ongoing management services payments and any related reimbursement obligations will terminate upon the consummation of this offering at which time a new management services agreement with Phoenix IP Ventures, which also provides for an annual fee of $1,500, will take effect.

In September 2010, the Company entered into sublease agreements with Phoenix and with iCeutica. Pursuant to these agreements, Phoenix and iCeutica sublease office space from the Company. These sublease agreements are cancelable at any time. During the years ended December 31, 2011 and 2012, the Company received $59 and $38, respectively, in sublease income from these related parties, which is recorded as a reduction to rent expense in selling, general, and administrative expenses.

(b) Iroko Cardio, LLC

Iroko Holdings LLC entered into a service agreement with Iroko Cardio, LLC (Cardio) in January 2008. The Acquisition resulted in an immediate termination of the services agreement between Iroko Holdings LLC, the predecessor entity, and Cardio.

In conjunction with the Acquisition, the Company entered into a Transition Services Agreement (TSA) with Cardio, whereby certain services provided to Cardio by Iroko Holdings LLC would continue pursuant to modified terms of services and pricing. The TSA terminated in May 2011. For the year ended December 31, 2011, the Company received fees of $1,275 under the agreement.

(c) iCeutica Inc.

In April 2011, Iroko Holdings S.A. acquired iCeutica Inc. (iCeutica). Subsequent to such acquisition, the Company entered into a Services Agreement in November 2011 with iCeutica, which was later replaced by a new Services Agreement in May 2012 with iCeutica whereby certain managerial and operational services will be completed by the Company. Under the agreement, the Company received fees of $22 and $198 during the years ended December 31, 2011 and 2012. During 2012, the Company lent an aggregate of $4,500 to iCeutica.

(d) Line of Credit

In December 2010, the Company entered into a revolving credit agreement with the majority investor of Iroko Holdings S.A. The agreement provided the Company with a line of credit of up to $5,000 upon which the Company could draw at any time. The line of credit did not bear any interest and was repaid on the first anniversary of the agreement. The facility did not contain any financial covenants. The facility included customary events of default, including upon the occurrence of a payment default, a covenant default, a material adverse change and the Company’s insolvency. There were no other conditions or expenses associated with the line of credit.

In June 2012, the Company and its majority investor, Vollin Holdings Limited, entered into a revolving credit facility agreement whereby the Company is permitted to borrow cash to fund working capital needs and for general matters

IROKO PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

related to corporate operations. The agreement initially provided the Company a $19,000 line of credit upon which was subsequently increased to $49,500. The line of credit does not bear any interest and is repayable on the first anniversary of the agreement. There are no other conditions or expenses associated with the line of credit. As of December 31, 2012, $49,500 was outstanding under this agreement. The weighted average principal balance outstanding for the years ended December 31, 2011 and 2012 was $2,490 and $13,944, respectively. Interest expense of $2,658 was accrued for the year ended December 31, 2012 since the outstanding balance will be converted into convertible preference shares which will carry a 20.0% return.

(e) Promissory Note

In February 2013, the Company issued a promissory note to Cordial, whereby the Company may borrow a maximum of $30,000 to fund the Company’s operations. In February 2013, Cordial lent the Company $5,000 pursuant to such promissory note.

(16) Geographic Data

The Company operates within one reportable segment. Management uses one measure of profitability and does not segment its business for internal reporting.

Revenues based upon the geographic location of the selling facility and are summarized in the following table for the years ended December 31, 2011 and 2012:

	2011	2012
United States	$1,157	$2,063
Europe	6,286	4,641
Rest of World	3,538	3,176

	$10,981	$9,880

All of the Company’s long-lived assets are located in the United States.

(17) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through the date of the filing, the date at which the financial statements were available to be issued, and determined there are no other items requiring disclosure.

IROKO PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	DECEMBER 31, 2012	MARCH 31, 2013	PRO FORMA MARCH 31, 2013
			(see note 1)
Assets
Current assets:
Cash and cash equivalents	$11,884	$11,060	$36,060
Accounts receivable	2,781	2,223	2,223
Related-party accounts receivable	3,161	220	220
Related-party note receivable	4,500	4,500	—
Inventory	2,602	2,590	2,590
Prepaid expenses and other current assets	1,329	2,482	2,482

Total current assets	26,257	23,075	43,575
Property and equipment, net	16,310	17,194	17,194
Intangible assets, net	34,833	34,404	34,404
Goodwill	2,461	2,461	2,461
Other assets	1,037	2,237	2,237

	$80,898	$79,371	$99,871

Liabilities and Shareholder’s Equity (Deficit)
Current liabilities:
Related-party line of credit	$49,500	$49,500	$—
Related-party note payable	10,000	25,000	10,000
Accounts payable	5,728	5,470	5,470
Related-party accounts payable	1,063	—	—
Accrued expenses	10,288	11,193	6,081

Total current liabilities	76,579	91,163	21,551
Deferred rent	2,592	2,519	2,519
Contingent consideration	6,500	6,500	6,500
Other liabilities	—	740	740

	85,671	100,922	31,310

Shareholder’s equity (deficit):
Ordinary shares, $0.01 par value, unlimited number of shares authorized; 1,000 shares issued and outstanding as of December 31, 2012 and March 31, 2013	—	—	—
Additional paid-in capital	109,973	110,053	200,165
Accumulated other comprehensive loss	(659)	(408)	(408)
Accumulated deficit	(114,087)	(131,196)	(131,196)

Total shareholder’s equity (deficit)	(4,773)	(21,551)	68,561

	$80,898	$79,371	$99,871

See accompanying notes to unaudited consolidated financial statements.

IROKO PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2012 AND 2013

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	THREE MONTHS ENDED MARCH 31,
	2012	2013
Revenues:
Net product sales	$1,652	$1,879
Royalty revenues	770	755

	2,422	2,634

Costs and expenses:
Cost of sales (excluding amortization of intangible assets)	812	747
Amortization of intangible assets	429	429
Selling, general and administrative	4,946	10,519
Research and development	10,112	4,786
Related-party management fee	375	375

	16,674	16,856

Operating loss	(14,252)	(14,222)

Other income (expense):
Related-party management fee	22	—
Interest expense	—	(2,455)
Foreign exchange gain (loss)	132	(451)
Gain on asset disposal	—	23
Other expense, net	(96)	(4)

	58	(2,887)

Net loss	$(14,194)	$(17,109)

Net loss per ordinary share—basic and diluted	$(14,194)	$(17,109)

Weighted average basic and diluted ordinary shares outstanding	1,000	1,000

Unaudited pro forma net loss		$(14,654)

Unaudited pro forma basic and diluted net loss per ordinary share		$(0.66)

Unaudited pro forma weighted average basic and diluted ordinary shares outstanding		22,102,958

See accompanying notes to unaudited consolidated financial statements.

IROKO PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

THREE MONTHS ENDED MARCH 31, 2012 AND 2013

(UNAUDITED)

(IN THOUSANDS)

	THREE MONTHS ENDED MARCH 31,
	2012	2013
Net loss	$(14,194)	$(17,109)
Other comprehensive income (loss):
Foreign currency translation adjustments	(10)	251

Comprehensive loss	$(14,204)	$(16,858)

See accompanying notes to unaudited consolidated financial statements.

IROKO PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S DEFICIT

(UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2013

(IN THOUSANDS, EXCEPT SHARES)

	ORDINARY SHARES		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL
	SHARES	AMOUNT
Balance at December 31, 2012	1,000	$—	$109,973	$(659)	$(114,087)	$(4,773)
Exercise of options	—	—	6	—	—	6
Share-based compensation expense	—	—	74	—	—	74
Other comprehensive income	—	—	—	251	—	251
Net loss	—	—	—	—	(17,109)	(17,109)

Balance at March 31, 2013	1,000	$—	$110,053	$(408)	$(131,196)	$(21,551)

See accompanying notes to unaudited consolidated financial statements.

IROKO PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2012 AND 2013

(UNAUDITED)

(IN THOUSANDS)

	THREE MONTHS ENDED MARCH 31,
	2012	2013
Cash flows from operating activities:
Net loss	$(14,194)	$(17,109)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	109	391
Amortization expense	429	429
Non-cash interest expense	—	2,455
Share-based compensation expense	69	74
Gain on asset disposal	—	(23)
Deferred rent	—	(73)
Changes in operating assets and liabilities:
Accounts receivable	826	558
Related-party accounts receivable	260	2,941
Inventory	3	12
Prepaid expenses and other current assets	(42)	(1,153)
Accounts payable	(1,239)	(1,321)
Accrued expenses	(1,775)	(2,010)

Net cash used in operating activities	(15,554)	(14,829)

Cash flows from investing activities:
Proceeds from sale of Vancocin®	3,803	—
Purchases of property and equipment	(1,017)	(1,252)

Net cash provided by (used in) investing activities	2,786	(1,252)

Cash flows from financing activities:
Proceeds from capital contributions	14,000	—
Borrowings under related-party note payable	—	15,000
Proceeds from exercise of options	—	6

Net cash provided by financing activities	14,000	15,006

Effect of foreign currency translation on cash	(10)	251

Net increase (decrease) in cash and cash equivalents	1,222	(824)
Cash and cash equivalents, beginning of period	15,017	11,884

Cash and cash equivalents, end of period	$16,239	$11,060

See accompanying notes to unaudited consolidated financial statements.

IROKO PHARMACEUTICALS INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements of Iroko Pharmaceuticals Inc. (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information. In the opinion of management, the accompanying consolidated financial statements of the Company, include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the financial statements) considered necessary to present fairly the Company’s financial position as March 31, 2013 and its results of operations and cash flows for the three months ended March 31, 2013 and 2012. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013. The interim financial statements, presented herein, do not contain the required disclosures under U.S. GAAP for annual financial statements. The accompanying unaudited interim financial statements should be read in conjunction with the annual audited financial statements and related notes as of and for the year ended December 31, 2012.

(b) Liquidity

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of $131,196 as of March 31, 2013. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenues from its product candidates currently in development. Management estimates that current cash and cash equivalents are sufficient to sustain planned operations through July 2013. In May 2013, the Company entered into a revolving credit facility with Cordial Investments, Inc. (Cordial), the Company’s parent, whereby the Company may borrow up to $40,000 to fund its operations. Substantial additional financings will be needed by the Company to fund its operations and to commercially develop its product candidates. There is no assurance that such financing will be available when needed or on acceptable terms. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or the amounts and classification of liabilities the might result from the outcome of this uncertainty.

Management is currently evaluating different strategies to obtain the required funding of future operations. These strategies may include, but are not limited to: an initial public offering of the Company’s ordinary shares, additional funding from their current investors, and/or borrowings of debt. There can be no assurance that these future funding efforts will be successful.

The Company is subject to those risks associated with any specialty pharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants.

(c) Unaudited Pro Forma Balance Sheet Presentation

The unaudited pro forma balance sheet as of March 31, 2013 reflects:

■	the conversion of $45,000 of the related-party line of credit and accrued interest of $4,877 into ordinary shares.

■	the conversion of $15,000 of related-party promissory notes and accrued interest of $236 into ordinary shares.

■	the repayment of $4,500 of the related-party line of credit via an assignment of a $4,500 related-party note receivable due from iCeutica Inc.

■	the proceeds of $5,000 from the May 2013 issuance of convertible preference shares.

IROKO PHARMACEUTICALS INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

■	the proceeds of $5,000 from the June 2013 issuance of convertible preference shares.

■	the proceeds of $15,000 from the June 2013 issuance of a convertible note and the conversion of the convertible note into ordinary shares.

(d) Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma net loss per ordinary share is computed using the weighted average number of ordinary shares based on the assumed conversion of all outstanding convertible preference shares into the number of ordinary shares assuming an initial public offering price of $15.50 per ordinary share (the midpoint of the price range) and an assumed closing date of March 31, 2013. The net loss is adjusted to reduce the interest expense accrued on the related party line of credit and promissory note as the outstanding balances of the line of credit and promissory note were converted into convertible preference shares which carry a 20% return which has been reflected in the number of ordinary shares to be issued upon conversion.

The following table summarizes the calculation of the unaudited pro forma basic and diluted net loss per ordinary share for the three months ended March 31, 2013 (in thousands, except share and per share data):

Numerator:
Historical net loss	$	(17,109)
Less accrued interest on related party line of credit and promissory note		2,455

Pro forma net loss		$(14,654)

Denominator:
Historical weighted-average ordinary shares outstanding (1)		836
Shares issued in connection with the April 2013 Reorganization (1)		7,521,941
Conversion of convertible preference shares		14,580,181

Shares used in computing pro forma net loss per ordinary share		22,102,958

Unaudited pro forma basic and dilute net loss per ordinary share		$(0.66)

(1)	Reflects the split of each outstanding ordinary share into approximately 0.8359 ordinary shares which occurred on July 15, 2013

(e) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may materially vary from these estimates.

Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant areas that require management’s estimates include intangible assets and goodwill for purchase price allocation, contingent consideration, fair value of ordinary shares and share-based compensation assumptions.

(2) Fair Value Measurements

The Company utilizes a valuation hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques related to its financial assets and financial liabilities. The three levels of inputs used to measure fair value are described as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Observable prices based on inputs not quoted on active markets, but corroborated by market data.

IROKO PHARMACEUTICALS INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Level 3—Unobservable inputs supported by little or no market activity.

In accordance with the fair value hierarchy described above, the following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and December 31, 2012:

	CARRYING VALUE AS OF MARCH 31, 2013	FAIR VALUE MEASUREMENT AS OF MARCH 31, 2013
		LEVEL 1	LEVEL 2	LEVEL 3
Contingent consideration	$6,500	$—	$—	$6,500

	CARRYING VALUE AS OF DECEMBER 31, 2012	FAIR VALUE MEASUREMENT AS OF DECEMBER 31, 2012
		LEVEL 1	LEVEL 2	LEVEL 3
Contingent consideration	$6,500	$—	$—	$6,500

Contingent consideration is a Level 3 fair value measurement, determined by management using a probability-weighted discounted cash flow model. The most significant assumption used is the probability assigned to the successful monetization of the in-process research and development (IPR&D) assets. The probability used was 70% as of March 31, 2013 and December 31, 2012.

The reconciliation of the contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is a follows:

Balance at December 31, 2012	$6,500
Additions	—
Re-measurements	—
Settlements	—

Balance at March 31, 2013	$6,500

(3) Inventory

Inventory is stated at lower of cost or market using actual cost. The following represents the components of the inventory at March 31, 2013 and December 31, 2012:

	DECEMBER 31, 2012	MARCH 31, 2013
Raw materials	$725	$590
Finished goods	1,877	2,000

	$2,602	$2,590

(4) Intangible Assets

Intangible assets consist of the rights to two currently marketed, branded prescription pharmaceutical products; Indocin® and Aldomet® and certain IPR&D assets acquired by the Company. The pharmaceutical brand purchases are considered definite-lived intangible assets and are amortized on a straight-line basis over their useful life of 12 years. Intangible assets related to IPR&D assets are considered indefinite-lived intangible assets and are assessed for impairment annually, or more frequently is impairment indicators are present.

IROKO PHARMACEUTICALS INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Intangible assets are summarized as follows:

	DECEMBER 31, 2012
	COST	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
Aldomet®	$8,700	$(1,675)	$7,025
Indocin®	11,900	(2,292)	9,608
IPR&D—Tiforbex™	2,900	—	2,900
IPR&D—Zorvolex™	2,400	—	2,400
IPR&D—submicron naproxen	12,900	—	12,900

	$38,800	$(3,967)	$34,833

	MARCH 31, 2013
	COST	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
Aldomet®	$8,700	$(1,856)	$6,844
Indocin®	11,900	(2,540)	9,360
IPR&D—Tiforbex™	2,900	—	2,900
IPR&D—Zorvolex™	2,400	—	2,400
IPR&D—submicron naproxen	12,900	—	12,900

	$38,800	$(4,396)	$34,404

Amortization expense for both the three months ended March 31, 2013 and 2012 was $429.

(5) Share-Based Compensation

In December 2010, the board of directors of Iroko Holdings S.A., the previous parent of Iroko Intermediate Holdings Inc. (Iroko Intermediate) initiated the 2010 Share Option Plan (the 2010 Plan), which permitted the grant of options to employees for up to 1,000,000 Class C shares of Iroko Holdings S.A.

In January 2012, Iroko Intermediate adopted the 2012 Stock Option/Stock Issuance Plan, which has since been amended to be the 2012 Share Option Plan (the 2012 Plan), and the board of directors approved an option exchange program pursuant to which option holders agreed to exchange their options held in Iroko Holdings S.A. under the 2010 Plan for options to acquire Iroko Intermediate common stock under the 2012 Plan. Awards under the 2012 Plan had identical terms and conditions as the awards under the 2010 Plan. As such, no additional compensation expense was recorded as a result of the exchange.

IROKO PHARMACEUTICALS INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

As of March 31, 2013, options outstanding under the 2012 Plan were as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (YEARS)
Outstanding at December 31, 2012	966,300	$1.52	9.2
Granted	12,500	6.29
Exercised	(4,375)	1.52
Expired/forfeited/cancelled	(11,500)	1.52

Outstanding at March 31, 2013	962,925	1.58	8.9

Vested and exercisable	304,574	1.52	8.9

Vested and expected to vest at March 31, 2013	962,925	$1.58	8.9

The weighted average grant date fair value of the options awarded to employees for the three months ended March 31, 2013 and 2012 was $5.11 and $5.77 per share, respectively. The fair value of the options was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions:

	MARCH 31,
	2013	2012
Risk-free interest rate (1)	1.28%	1.40%
Expected life (2)	7.23	7.23
Expected volatility (3)	95.98%	97.10%
Expected dividend yield	—%	—%

(1)	Based on zero coupon U.S. Treasury yield at date of grant for a term equivalent to the expected life of the option.
(2)	Expected term is based on the use of the simplified method.
(3)	Expected stock price volatility is based upon a historical volatility analysis of public company peers that are similar to the Company.

Compensation expense related to options granted to employees and nonemployees under the 2012 Plan for the three months ended March 31, 2013 and 2012 was $74 and $69, respectively. At March 31, 2013, there was $1,164 of unrecognized compensation expense related to unvested employee and nonemployee options. Such options are expected to vest over a weighted average period of 7.2 years.

Pursuant to the April 2013 Reorganization Transactions (see Note 8), options to purchase common stock of Iroko Intermediate were converted into options to purchase ordinary shares of the Company.

(6) Related-Party Transactions

In June 2012, the Company and Iroko S.A. entered into a revolving credit facility agreement whereby the Company was permitted to borrow cash to fund working capital needs and for general matters related to corporate operations. The agreement initially provided for a $19,000 line of credit and was subsequently increased to $49,500. The line of credit did not bear any interest and was repayable on the first anniversary of the agreement. There were no other conditions or expenses associated with the line of credit. As of March 31, 2013, $49,500 was outstanding under this agreement. Interest expense of $2,219 was accrued for the three months ended March 31, 2013 as the outstanding balance will be converted into convertible preference shares, which carry a 20.0% return.

IROKO PHARMACEUTICALS INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

In February 2013, the Company entered into a promissory note with Cordial, whereby the Company may request that up to $30,000 be lent to it by Cordial. In February 2013, Cordial lent the Company $5,000 pursuant to such promissory note and additional $10,000 in March 2013. As of March 31, 2013, $15,000 was outstanding under this agreement. The weighted average principal balance outstanding for the three months ended March 31, 2013 was $4,725. Interest expense of $236 was accrued for the three months ended March 31, 2013 as the outstanding balance will be converted into convertible preference shares, which carry a 20.0% return.

(7) Income Taxes

In March 2013, Iroko Intermediate entered into an agreement whereby it transferred certain U.S. intellectual property rights to its parent company. The intercompany transaction resulted in a taxable gain for U.S. income taxation purposes of $106,161. As a result, Iroko Intermediate will fully utilize its projected 2013 net operating losses (NOL) for federal income tax purposes. In addition, Iroko Intermediate will utilize approximately $23,000 of its $61,258 of NOL carryforwards for federal tax purposes that existed as of December 31, 2012 and therefore be subject to alternative minimum tax (AMT) in 2013. As a result, the Company has recorded an estimated tax liability of $1,200 for its AMT exposure and a corresponding deferred charge within other assets on the accompany balance sheet as of March 31, 2013. The deferred charge will be amortized to tax provision over the estimated period of benefit of the transferred technology. The amount of the taxable gain was calculated based on the fair market value of the intellectual property estimated by an independent third-party valuation firm. Management believes that the sale price of the intellectual property is representative of fair market value. The sale price of the intellectual property is subject to review by U.S. federal and state taxing authorities. In the event U.S. taxing authorities do not concur with the valuation performed by the independent third-party valuation firm, such authorities could propose an adjustment to increase the amount of taxable gain resulting from the sale of the U.S. intellectual property rights in 2013.

(8) Subsequent Events

In April 2013, the Company consummated a series of transactions which consolidated the Company’s capital structure (the Reorganization Transactions). As part of the Reorganization Transactions, the $49,500 outstanding under the revolving credit facility was repaid via an assignment of a related-party $4,500 note receivable due from iCeutica and the issuance to Cordial of 45,000,000 the Company’s convertible preference shares which will convert into ordinary shares prior to the consummation of the Company’s planned initial public offering (IPO). In addition, the $15,000 note payable was repaid via the issuance to Cordial of 15,000,000 of the Company’s convertible preference shares which will convert into ordinary shares prior to the consummation of the planned IPO. Additionally, the Reorganization Transactions resulted in the conversion of the 18,375 shares of common stock of Iroko Intermediate into 18,375 ordinary shares of Iroko Pharmaceuticals Inc. and the conversion of options to purchase 962,925 shares of common stock of Iroko Intermediate into options to purchase 962,925 shares of Iroko Pharmaceuticals Inc.

Upon the consummation of the Reorganization Transactions, Cordial owned 172,393,501 convertible preference shares and 9,000,000 ordinary shares of Iroko Pharmaceuticals Inc., which constitute the only outstanding equity interests of Iroko Pharmaceuticals Inc. other than the 18,375 ordinary shares and 981,625 options to purchase ordinary shares issued pursuant to, or reserved under, the 2012 Plan.

In May 2013, the Company issued Cordial an additional 5,000,000 convertible preference shares in exchange for $5,000.

In June 2013, the Company issued Cordial an additional 5,000,000 convertible preference shares in exchange for $5,000.

IROKO PHARMACEUTICALS INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

On June 26, 2013, we issued a convertible note with a principal balance of up to $15.0 million, and an interest rate of 0.23%, to Cordial. The convertible note will convert into our ordinary shares upon the consummation of this offering.

The Company has evaluated subsequent events from the balance sheet date through the date of the filing, the date at which the financial statements were available to be issued, and determined there are no other items that require disclosure.

6,500,000 Shares

Iroko Pharmaceuticals Inc.

Ordinary Shares

Preliminary Prospectus

Jefferies		William Blair
Canaccord Genuity

Oppenheimer & Co.

                    , 2013

Until             , 2013, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Our Amended and Restated Memorandum and Articles of Association provides that we shall indemnify any of our directors, officers or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings or suits. If such person provides an undertaking to repay expense advances under certain circumstances, we shall pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, such person is entitled to be indemnified against all expenses, including legal fees, and against all judgments and fines reasonably incurred by such person in connection with the proceedings. We are required to indemnify a director or officer only if he or she acted honestly and in good faith with a view to what he or she believed to be our best interests and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director or officer acted honestly and in good faith with a view to what he or she believed to be our best interests, and as to whether the director or officer had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of nolle prosequi does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his or her conduct was unlawful.

We have entered into indemnification agreements with our directors and officers pursuant to which we agree to indemnify them against a number of liabilities and expenses which could be incurred by such persons in connection with claims made by reason of their being such a director or officer.

We may purchase and maintain insurance in relation to any of our directors or officers against any such liability asserted against, and/or expense incurred by, the directors or officers in that capacity.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our directors and officers upon the terms and subject to the conditions specified therein.

Item 7. Recent Sales of Unregistered Securities

Since January 1, 2010, Iroko Intermediate made sales of the following unregistered securities which were exchanged for our securities pursuant to the Reorganization Transactions described in “Corporate Formation and Reorganization” above:

■

Between August 2010 and September 2011, Iroko Intermediate issued and sold an aggregate of 93,962,188 shares of its common stock to Iroko Holdings S.A. (the precursor to Cordial Investments Inc., or Cordial) at a per share price of $1.00.

■

In February, 2012, Iroko Intermediate issued 98,393,500 shares of its Series A preferred stock and 9,000,000 shares of its common stock to Iroko Holdings S.A. (the precursor to Cordial) in exchange for 93,962,188 shares of its common stock pursuant to an Agreement and Plan of Reorganization.

■	In March 2012, Iroko Intermediate issued 14,000,000 shares of Series A preferred stock to Iroko Holdings S.A. (the precursor to Cordial) in exchange for $14,000,000.

■

From March 2012 to March 2013, Iroko Intermediate granted stock options (852,500 of which were issued pursuant to an exchange of options previously issued by Iroko Holdings S.A.) under its 2012 Stock Option/Stock Issuance Plan, which has since been amended to be the 2012 Share Option Plan, or the 2012 Plan, to purchase an aggregate of 981,300 shares of its common stock at a weighted-average exercise price of $1.58 per share to a total of 56 employees, directors and consultants. Of these, 18,375 have been exercised and 962,925 remain outstanding as of March 31, 2013.

■

Since January 1, 2010, Iroko Intermediate issued and sold an aggregate of 18,375 shares of its common stock to employees, directors and consultants at an exercise price of $1.52 per share upon the exercise of stock options granted under the 2012 Plan. All 18,375 shares remain outstanding.

In addition, (1) in April 2013, we issued 60,000,000 convertible preference shares to Cordial in connection with the capitalization of outstanding indebtedness owed by Iroko Pharmaceuticals Inc. pursuant to the April Transactions described in “Corporate Formation and Reorganization” above, (2) in May 2013, we issued 5,000,000 convertible preference shares to Cordial at a per share price of $1.00, and (3) in June 2013, we issued 5,000,000 convertible preference shares to Cordial at a per share price of $1.00.

On June 26, 2013, we issued a convertible note with a principal balance of up to $15.0 million to Cordial, which we refer to as the convertible note. Pursuant to the terms of the convertible note, Cordial funded $5.0 million on June 26, 2013 and funded an additional $10.0 million on July 8, 2013. The convertible note provides for interest to accrue on the principal balance of the convertible note that has been funded, at a rate of 0.23% percent per year. Pursuant to the terms of the convertible note, upon the consummation of this offering, the principal amount of the convertible note, plus any accrued but unpaid interest thereon, will convert into our ordinary shares at the per-share initial public offering price of ordinary shares in this offering. In the event that this offering is not consummated prior to September 30, 2013, the unpaid principal amount of the convertible note will convert into a number of convertible preference shares equal to the principal amount plus a 20% internal rate of return from the funding dates of the convertible note.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT NUMBER	EXHIBIT TABLE

1.1*	Form of Underwriting Agreement

3.1†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Specimen Ordinary Share Certificate of the Registrant

5.1	Opinion of Walkers as to the validity of the securities being offered

10.1†	Form of Indemnification Agreement for directors and officers of the Registrant, as currently in effect

10.2†	Amended and Restated 2012 Share Option Plan

10.3†	Form of Notice of Grant — Standard Exercise Option for Amended and Restated 2012 Share Option Plan

10.4†	Employment Agreement by and between Iroko Pharmaceuticals Inc. and Osagie Imasogie

10.5†	Employment Agreement, dated July 21, 2011, by and between Iroko Holdings LLC and John Vavricka

10.6†	Employment Agreement, effective as of April 6, 2012, by and between Iroko Holdings LLC and Clarence L. Young, M.D.

10.7†	Employment Agreement, dated February 21, 2012, by and between Iroko Holdings LLC and Moji James

10.8†	Form of Employment, Confidential Information, and Invention Assignment Agreement

EXHIBIT NUMBER	EXHIBIT TABLE

10.9†**	Exclusive Sub-license Agreement dated December 6, 2007, by and between Iroko Pharmaceuticals S.a.r.l and Aspen Pharmacare Holdings, Limited

10.10†	Amended and Restated Nano-Reformulated Compound License and Option Agreement dated as of December 28, 2012, by and between the Registrant, Iroko Pharmaceuticals, LLC, iCeutica Pty Ltd and iCeutica Inc.

10.11†	Nano-Reformulated Compound License and Option Agreement, dated as of December 28, 2012, by and between the Registrant, iCeutica Pty Ltd and iCeutica Inc.

10.12†	Promissory Note, dated as of December 28, 2012, by and between the Registrant and iCeutica Inc.

10.13†**	Confidential Service Agreement, dated as of November 30, 2012, by and between the Registrant and Ventiv Commercial Services, LLC

10.14†	Management Services Agreement, dated as of July 10, 2013, by and between the Registrant and Phoenix IP Ventures-III, LLC

10.15†**	Manufacturing and Supply Agreement between Iroko Pharmaceuticals (Luxembourg) S.a.r.l and Aspen Global Incorporated dated April 1, 2008 and First Addendum dated August 17, 2011.

10.16†**	Master Services Agreement between Iroko Pharmaceuticals, LLC and Aptuit Inc. (n/k/a Catalent CTS, Inc.) dated September 10, 2010.

10.17†**	Capital Project Agreement between Iroko Pharmaceuticals, LLC and Catalent CTS, Inc. dated May 10, 2012 and Binding Term Sheet for Submicron-formulated Pharmaceutical Products Exclusive Commercial Manufacturing Agreement between Iroko Pharmaceuticals, LLC and Catalent CTS, Inc. dated September 14, 2012.

10.18†	Purchase Agreement among Drawbridge Iroko Holdings LLC, Phoenix IP Ventures LLC, Phoenix IP Ventures-I, LP, Iroko Holdings LLC and Brox Acquisition Co. dated August 10, 2010.

10.19†	Revolving Credit Facility between Cordial Investments Inc. and Iroko Pharmaceuticals Inc. dated May 23, 2013.

10.20	Non-Employee Director Compensation Policy

16†	Letter re: Change in Certifying Accountant

21.1†	List of Subsidiaries of the Registrant

23.1	Consent of KMPG LLP.

23.2	Consent of Walkers (included in Exhibit 5.1)

23.3†	Consent of Impact Rx

24.1†	Power of Attorney (included on the signature page)

24.2†	Power of Attorney

99.1†	Consent of Director Nominee

99.2†	Consent of Director Nominee

*	To be filed by amendment.
**	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.
†	Previously filed.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Iroko Pharmaceuticals Inc. has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania, on the 18th day of July, 2013.

Iroko Pharmaceuticals Inc.

By:	/s/ Fred C. Krieger
Fred C. Krieger Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities indicated on the 18th day of July, 2013.

SIGNATURE	TITLE

* John F. Vavricka	President, Chief Executive Officer (Principal Executive Officer)

* Fred C. Krieger	Chief Financial Officer (Principal Financial and Accounting Officer)

* Osagie Imasogie	Chairman of the Board

* Nathan Burkey	Director

* Jeremy Fletcher	Director

* David U’Prichard	Director

*By:	/s/ Fred C. Krieger
Fred C. Krieger Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT TABLE

1.1*	Form of Underwriting Agreement

3.1†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Specimen Ordinary Share Certificate of the Registrant

5.1	Opinion of Walkers as to the validity of the securities being offered

10.1†	Form of Indemnification Agreement for directors and officers of the Registrant, as currently in effect

10.2†	Amended and Restated 2012 Share Option Plan

10.3†	Form of Notice of Grant — Standard Exercise Option for Amended and Restated 2012 Share Option Plan

10.4†	Employment Agreement by and between Iroko Pharmaceuticals Inc. and Osagie Imasogie

10.5†	Employment Agreement, dated July 21, 2011, by and between Iroko Holdings LLC and John Vavricka

10.6†	Employment Agreement, effective as of April 6, 2012, by and between Iroko Holdings LLC and Clarence L. Young, M.D.

10.7†	Employment Agreement, dated February 21, 2012, by and between Iroko Holdings LLC and Moji James

10.8†	Form of Employment, Confidential Information, and Invention Assignment Agreement

10.9†**	Exclusive Sub-license Agreement dated December 6, 2007, by and between Iroko Pharmaceuticals S.a.r.l and Aspen Pharmacare Holdings, Limited

10.10†	Amended and Restated Nano-Reformulated Compound License and Option Agreement dated as of December 28, 2012, by and between the Registrant, Iroko Pharmaceuticals, LLC, iCeutica Pty Ltd and iCeutica Inc.

10.11†	Nano-Reformulated Compound License and Option Agreement, dated as of December 28, 2012, by and between the Registrant, iCeutica Pty Ltd and iCeutica Inc.

10.12†	Promissory Note, dated as of December 28, 2012, by and between the Registrant and iCeutica Inc.

10.13†**	Confidential Service Agreement, dated as of November 30, 2012, by and between the Registrant and Ventiv Commercial Services, LLC

10.14†	Management Services Agreement, dated as of July 10, 2013, by and between the Registrant and Phoenix IP Ventures-III, LLC

10.15†**	Manufacturing and Supply Agreement between Iroko Pharmacueticals (Luxembourg) S.a.r.l and Aspen Global Incorporated dated April 1, 2008 and First Addendum dated August 17, 2011.

10.16†**	Master Services Agreement between Iroko Pharmaceuticals, LLC and Aptuit Inc. (n/k/a Catalent CTS, Inc.) dated September 10, 2010.

10.17†**	Capital Project Agreement between Iroko Pharmaceuticals, LLC and Catalent CTS, Inc. dated May 10, 2012 and Binding Term Sheet for Submicron-formulated Pharmaceutical Products Exclusive Commercial Manufacturing Agreement between Iroko Pharmaceuticals, LLC and Catalent CTS, Inc. dated September 14, 2012.

10.18†	Purchase Agreement among Drawbridge Iroko Holdings LLC, Phoenix IP Ventures LLC, Phoenix IP Ventures-I, LP, Iroko Holdings LLC and Brox Acquisition Co. dated August 10, 2010.

+EXHIBIT NUMBER	EXHIBIT TABLE

10.19†	Revolving Credit Facility between Cordial Investments Inc. and Iroko Pharmaceuticals Inc. dated May 23, 2013.

10.20	Non-Employee Director Compensation Policy

16†	Letter re: Change in Certifying Accountant

21.1†	List of Subsidiaries of the Registrant.

23.1	Consent of KMPG LLP

23.2	Consent of Walkers (included in Exhibit 5.1)

23.3†	Consent of Impact Rx

24.1†	Power of Attorney (included on the signature page)

24.2†	Power of Attorney

99.1†	Consent of Director Nominee

99.2†	Consent of Director Nominee

*	To be filed by amendment.
**	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.
†	Previously filed.